WEST COAST BANCORP



2008 ANNUAL REPORT





With Challenges Come Opportunities

As Oregon's sesquicentennial year begins, we reflect on the pioneer spirit that endures today in the Pacific Northwest. Those early settlers faced challenges that seem daunting today, leaving their homes, jobs and all that was familiar to seize the opportunities of the new frontier.

Since its inception in 1925, West Coast Bank has been transformed again and again, through mergers, acquisitions and growth. It has survived many challenges, prospering in the good times, enduring and evolving during tough economic periods. And always staying true to its core values.

That focus on integrity, respect, quality, communication and commitment has served West Coast well over the years. We've never lost sight of our values. We've never forgotten our obligation to our communities, to our customers and our shareholders.

In today's difficult economy, as we face the challenges of the year ahead, we are committed to seizing the opportunities that await us. And to creating new opportunities, as well. Opportunities not just to endure, but to create success as we recall that pioneer spirit.



Robert D. Sznewajs
President and CEO

Lloyd D. Ankeny
Chairman of the Board

Letter to Shareholders

The past year was unprecedented for the country. Home values declined at a record pace. Job losses were extraordinary and continue into 2009. Stock market declines were severe with financial services stocks especially impacted. The Federal Deposit Insurance Corporation raised deposit coverage to record levels on both business and personal deposit account balances. The government provided capital and extended loans to automobile, banking and other industries to help sustain them during these recessionary times. Residential builders, developers, real estate agents and others associated with the housing industry experienced significant challenges.

As a result of the decline in real estate values, many of West Coast Bank's residential builder-developer clients have faced difficulties selling their product (residential homes) to repay their loans. This has required the Company to increase its provision for construction-related loan losses well beyond historical levels.

Nevertheless, we are pleased to report that we enhanced our capital ratios and liquidity over the past year. From December 31, 2006, through December 31, 2008, the Bank's total capital ratio improved by 69 basis points to 10.93%. We achieved this primarily by controlling growth in lending and aggressively reducing costs.

To better position itself for the longer term, the Company has taken several bold, essential steps:

- During 2008, no executive officer received a salary increase and none will receive a salary increase or bonus in 2009.
- A company-wide salary freeze was implemented until further notice.
- Employees did not receive the discretionary match to their 401(k) contributions for 2008.
- 2008 employee incentives were either greatly reduced or eliminated altogether.



These actions, along with other expense reduction initiatives implemented last year under our Go Green Campaign, amount to an annual savings in Company expense of nearly $10 million and help offset some of the additional expenses required for professional fees and higher FDIC insurance related to the current environment.

Throughout these challenging times, we have remained true to the Company's values and to our basic strategy of growing core deposits. Our growth in small business and consumer High Performance Checking accounts, as well as in payments systems revenues, was strong. The Company also continued to grow its business and home equity loans, consistent with this basic strategy.

We believe that West Coast Bank's dedicated and professional employees are committed to doing their best in 2009 regardless of a continued grim economic forecast. We are very proud to be associated with an excellent team of people and we assure you that all of us are working very hard for you, our shareholders.

Yours very truly,

Robert D. Sznewajs
President and CEO

Lloyd D. Ankeny
Chairman of the Board

Financial Highlights
2001 – 2008

FULLY DILUTED EARNINGS PER SHARE


$2.00
1.50
1.00
0.50
0.00
-0.50
2001
2002
2003
2004
2005
2006
2007
2008

RETURN ON AVERAGE EQUITY, TANGIBLE


20%
15%
10%
5%
0%
-5%
2001
2002
2003
2004
2005
2006
2007
2008

NET INTEREST MARGIN


5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2001
2002
2003
2004
2005
2006
2007
2008

BANK TOTAL CAPITAL RATIO


11.25%
11.00%
10.75%
10.50%
10.25%
10.00%
2001
2002
2003
2004
2005
2006
2007
2008

WCB
Peer Average

(1) WCB data net of non-recurring and non-core items

(2) Peers defined as 165 publicly traded banks in the U.S. with total assets between $1bln and $5bln. Peer data as of 9/30/08. Data is from SNL DataSource.




Conference Room

West Coast Bank: Community in Action

At West Coast Bank, we believe that being a community bank means being part of the community. We live, work, play and actively participate in the communities we serve.

From our new Go Green campaign to reduce our impact on the environment to contributions of time and financial support for local charities, we're committed to making a difference in our communities. West Coast Bank supports local organizations with grants, donations and event sponsorships. Our HR group developed a Workforce 101 seminar to help prepare high school students for the work world. And we host events for our employees and their families, as well.

Last year, West Coast Bank employees contributed more than 22,000 hours of volunteer time to organizations ranging from adult education to youth football. They served as board members, helped out at special events, competed in chili cook offs, donated blood, cleaned trails and tutored kids.

At West Coast Bank, that's what it means to be part of the community.

Ponzi Vineyards

Michel Ponzi, director of operations for Ponzi Vineyards, talks about the winery founded in 1970 by his parents, Dick and Nancy Ponzi, as if it were a member of the family. And in a way it is. The methods, philosophies and passion for winemaking established nearly 40 years ago are alive and flourishing today under the direction of the second generation of the Ponzi family. Michel's sister, Luisa Ponzi, is the head winemaker. His other sister, Maria Ponzi Fogelstrom, serves as director of sales and marketing.

Over the years, Ponzi Vineyards has earned a reputation — and a myriad of awards — for its pinot noir, pinot gris and the Italian varietals, Arneis and Dolcetto, that reflect the family's heritage. From the vineyard to the cellar, Ponzi Vineyards is committed to responsible stewardship, producing wines certified in accordance with international sustainable viticulture standards.

In 2006, the family-owned company purchased another 40 acres of land on Chehalem Mountain to plant additional vineyards and build a new, state-of-the-art winery. The new winery was completed in the fall of 2008, a 30,000 square foot production facility overlooking Ponzi's vineyards. Built with expansion in mind, it will more than double the winery's production.

"When we decided to expand, lots of banks were interested in getting involved with the wine industry," said Michel Ponzi. "We chose West Coast Bank as our financial partner because we knew them. We'd worked with Jeff Bertalotto and Wendy Anderson for years. We're local and we wanted a local bank. And West Coast has a different personality than most banks. They care. If they believe in what you're doing, they'll go the extra mile for you.

"Making wine is a complex business and it can be difficult to understand, involving everything from agriculture to retail. Unlike other industries, even with high demand, holding inventory for years is part of the process. But West Coast trusts that we know our business. They're willing to bank on it," said Ponzi.


PONZI
VINEYARDS


HMH

HMH

HMH and West Coast Bank know each other well. The Portland-based marketing communications firm has been a customer of the bank and the bank has been an HMH client since 1993. (HMH designs, writes and produces West Coast Bancorp's annual reports.) With a history dating back to West Coast's parent company, The Bank of Newport, the 16-year association embodies the value both firms place on relationships.

HMH has grown from about 15 employees in Portland in 1993 to nearly 70 today, in Portland; Charlotte, North Carolina; and Detroit, Michigan. West Coast has been there the whole way, providing increasingly sophisticated services as HMH's needs have evolved.

HMH president Ed Herinckx recognizes West Coast's commitment to his business. "We started at The Bank of Newport with just an operating account, and today our relationship includes money market accounts, cash management, a line of credit and term loan funding.

"West Coast provided financing for the expansion of our Charlotte office in 2008. When we needed a financial partner to support the growth of our business, we didn't have to start over," said Herinckx. "West Coast's understanding of our business makes our relationship even more effective."

For several years, Herinckx has worked closely with West Coast's Mike McNulty and Charlie Forsyth. "HMH consistently has been an early adopter of new technology," said Forsyth. "The firm welcomed on-line banking when it was introduced and was one of the first users of iDeposit. In an industry that rewards innovation, HMH demonstrates that openness both operationally and financially." With WHAT'S THE GREAT IDEA? emblazoned on banners in its hallways and on its coffee cups, the 30-year old firm is committed to exploring options, for clients and for its own business.

Herinckx says that both HMH and West Coast Bank have nurtured this relationship. "We've met many times when it had nothing to do with our business relationships, at community events and activities sponsored by West Coast Bank. Charlie and Mike are genuinely interested in us, and in what we do. They respect what we've built over the past 30 years, not just our performance this quarter.

"We need a banking partner that understands our entrepreneurial industry, that we can't stand still. And that it's essential for us to have a relationship with our bank before we need it, so we're ready for the next opportunity."

Boydstun Metal Products

"We've never really relied much on banks," said Rob Boydstun, president of Boydstun Metal Products, "but West Coast is a good fit for us. The big bank we'd previously been with for years had a lot of personnel turnover and had lost its personal touch. When a teller at our local branch wanted to start charging our employees to cash their payroll checks, it was the final straw."

The 20-year old manufacturer of commercial auto transport trailers is one of only two such companies in the U.S. The business involves a lot of complicated wire transfers, fraught with potential for problem-causing payment delays. In today's tough economy, it's important to Boydstun that his bank is there when he needs it.

Boydstun's primary contact at West Coast Bank is Teresa Carpenter, a commercial banker at the bank's main office in Vancouver. Even though Boydstun Metal Products is located in the north Portland industrial area near the Port of Portland, Carpenter makes it easy for her client. "We do business on-line, on the phone or we go to them," explained Carpenter.

Boydstun relies on West Coast for a range of convenient services, including iDeposit, West Coast Connect on-line banking and Automated Clearing House payroll cards, as well as for equipment financing.

"West Coast Bank is different. We know who to call. It's the same person every time and she responds immediately. West Coast is flexible and they're helpful. They understand how small businesses work," Boydstun said.


Boydstun
Screw Drive Technology
PATENT # 7,025,547 & 7,114,897



BOARD OF DIRECTORS WEST COAST BANK AND WEST COAST BANCORP

LLOYD D. ANKENY
Chair of the Board of Directors
Personal Investments
Lincoln City, Oregon

MICHAEL J. BRAGG
Chair, Loans, Investments and
Asset/Liability Committee
Attorney-At-Law
Grenley, Rotenberg, Evans, Bragg & Bodie, PC
Portland, Oregon

DUANE C. MCDOUGALL
Chair, Compensation and Personnel Committee
Former President, CEO Willamette Industries
Lake Oswego, Oregon

STEVEN J. OLIVA
President/CEO
Hi-School Pharmacy, Inc.
Vancouver, Washington

J.F. OUDERKIRK
Chair, West Coast Trust Company Board
Attorney-At-Law
Ouderkirk & Hollen
Newport, Oregon

STEVEN N. SPENCE
Chair, Audit and Compliance Committee
Senior Vice President
UBS Financial Services, Inc.
Portland, Oregon

ROBERT D. SZNEWAJS
President and CEO
West Coast Bancorp and West Coast Bank
Lake Oswego, Oregon

DAVID J. TRUITT
Vice President-Owner
Truitt Brothers, Inc.
Salem, Oregon

DR. NANCY WILGENBUSCH
Chair, Governance and Nominating Committee
President Emerita
Marylhurst University
Portland, Oregon

WEST COAST BANK OFFICERS

Robert D. Sznewajs*
President/Chief Executive Officer

James D. Bygland*
Executive Vice President
Chief Information Officer

Dagmar DiStefano
Executive Vice President
Retail and Real Estate Lending

Timothy P. Dowling
Regional President
Puget Sound

Anders Giltvedt*
Executive Vice President
Chief Financial Officer

David S. Hansen
Regional President
Portland/Vancouver

Kenneth L. Jundt
Regional President
Coast-Valley

Xandra T. McKeown*
Executive Vice President
Commercial Banking

Hadley S. Robbins*
Executive Vice President
Chief Credit Officer

Richard R. Rasmussen*
Executive Vice President
General Counsel
Corporate Secretary

Cynthia J. Sparacio*
Executive Vice President
Human Resources and Administration

Jeffery A. Bertalotto
Senior Vice President
Commercial Banking

Gerald Burns
Senior Vice President
Government Guaranteed Lending

Gary E. DesRochers
Senior Vice President
Commercial Banking

Bob Dickie
Senior Vice President
Commercial Real Estate Division

Lisa K. Dow
Senior Vice President
Regional Credit Administrator

Dan Ebert
Senior Vice President
Commercial Banking

Jill Faughender
Senior Vice President
Human Resources

Laurie Ferris
Senior Vice President
Compensation and Benefits

Dahr Fry
Senior Vice President
Commercial Banking

Marcia Godsey
Senior Vice President
Investment Program Manager

David Green
Senior Vice President
Coast District Manager

Ann Higgins
Senior Vice President
Retail Operations

Don Kasinger
Senior Vice President
Retail Lending

Michael Kiyokawa
Senior Vice President
Regional Credit Administrator

Bill Malak
Senior Vice President
Employee Development

David B. Martz
Senior Vice President
Finance

Kevin M. McClung*
Senior Vice President
Controller

Laura McKay
Senior Vice President
Treasury Management

Kristie L. Nockleby
Senior Vice President
Sales Administration and Marketing

Peter D. Perrine
Senior Vice President
Commercial Real Estate Division

Tom Provancha
Senior Vice President
Special Assets

Steven J. Ryan
Senior Vice President
Commercial Banking

Gregory B. Schumacher
Senior Vice President
Corporate Risk Management

Richard M. Virkelyst
Senior Vice President
Credit Review

John Vogel
Senior Vice President
Asset and Liability Investment Manager

Kenneth Wise
Senior Vice President
Regional Credit Administrator

**Also West Coast Bancorp Officers*

WEST COAST TRUST BOARD OF DIRECTORS

J.F. Ouderkirk
Chair
Attorney-At-Law
Ouderkirk & Hollen
Newport, Oregon

Michael J. Bragg
Attorney-At-Law
Grenley, Rotenberg, Evans, Bragg & Bodie, PC
Portland, Oregon

Steven J. Oliva
President/CEO
Hi-School Pharmacy, Inc.
Vancouver, Washington

Sandra C. Mico
President
West Coast Trust
Portland, Oregon

David J. Truitt
Vice President-Owner
Truitt Brothers, Inc.
Salem, Oregon

WEST COAST TRUST MANAGEMENT TEAM

Sandra C. Mico
President
West Coast Trust

David P. Bell
Senior Vice President
Trust Operating Services

B. Edward Duvall
Vice President
Portland Trust Market Manager

Tom McGirr
Vice President
Salem Trust Market Manager

William R. Trout
Senior Vice President
Chief Investment Officer

Tim Whalen
Vice President
Manager of Client Services



OREGON BRANCHES

Airport Way and 122nd
5083 NE 122nd Avenue
Portland, Oregon 97230
(503) 257-6511

Beaverton
3600 SW Cedar Hills Boulevard
Beaverton, Oregon 97005
(503) 643-7643

Bend
359 SW Century Drive
Bend, Oregon 97702
(541) 318-6137

Bend East
62080 Dean Swift Road
Suite 180
Bend, Oregon 97701
(541) 617-2859

Canby
1455 SE First Avenue
Canby, Oregon 97013
(503) 651-3157

Charbonneau
31840 SW Charbonneau Drive
Suite F
Wilsonville, Oregon 97070
(503) 694-6633

Clackamas
11690 SE 82nd Avenue
Portland, Oregon 97086
(503) 387-4040

Cornelius Pass
21995 NW Imbrie Drive
Hillsboro, Oregon 97124
(503) 615-0303

Dallas
150 W Ellendale
Dallas, Oregon 97338
(503) 623-9281

Depoe Bay
541 NW Highway 101
Depoe Bay, Oregon 97341
(541) 765-2356

Dundee
1410 N Highway 99
Dundee, Oregon 97115
(503) 554-8417

Eugene North
1005 Green Acres Road
Suite 101
Eugene Oregon 97408
(541) 683-9559

Eugene West
874 Seneca Road
Eugene, Oregon 97402
(541) 687-6870

Forest Grove
4110 Pacific Avenue
Forest Grove, Oregon 97116
(503) 359-4495

Gresham
473 NW Burnside Road
Gresham, Oregon 97030
(503) 618-0939

Happy Valley Town Center
15820 SE Happy Valley Town
Center Drive
Happy Valley, Oregon 97086
(503) 489-1920

Hillsboro
310 SE Washington Street
Hillsboro, Oregon 97123
(503) 693-6792

Keizer
4260 River Road N
Keizer, Oregon 97303
(503) 399-2966

Keizer
(Located in Willamette
Lutheran)
7693 Wheatland Road N
Keizer, Oregon 97303
(503) 371-2671

Keizer Avalon Retirement Center
5210 River Road N
Keizer, Oregon 97303
(503) 371-2670

King City
15340 SW Royalty Parkway
King City, Oregon 97224
(503) 968-6643

Lake Oswego
5000 Meadows Road, Suite 100
Lake Oswego, Oregon 97035
(503) 624-5864

Lincoln City
4157 N Highway 101, Suite 135
Lincoln City, Oregon 97367
(541) 994-9161

MLK and Main
1234 SE Martin Luther King Jr.
Boulevard
Portland, Oregon 97214
(503) 813-8370

Mt. Angel
160 East Charles Street
Mt. Angel, Oregon 97362
(503) 845-2265

McMinnville
2214 McDonald Lane
McMinnville, Oregon 97128
(503) 474-9695

Molalla
401 E Main Street
Molalla, Oregon 97038
(503) 829-2237



Monmouth
200 E Main Street
Monmouth, Oregon 97361
(503) 838-0601

Newberg
3500 Portland Road
Newberg, Oregon 97132
(503) 538-3184

Newport Downtown
506 SW Coast Highway
Newport, Oregon 97365
(541) 265-6666

Newport North
2350 N Coast Highway
Newport, Oregon 97365
(541) 265-6691

North Plains
10355 NW Glencoe Road
Suite A
North Plains Oregon 97133
(503) 647-2245

Oregon City
19550 Molalla Avenue, Suite 139
Oregon City, Oregon 97045
(503) 723-5036

Pearl District
1207 NW Glisan
Portland, Oregon 97209
(503) 274-0655

Portland Downtown
1000 SW Broadway, Suite 100
Portland, Oregon 97205
(503) 224-4245

Raleigh Hills
4805 SW 77th Avenue
Portland, Oregon 97225
(503) 292-6319

Salem Battle Creek
5686 Commercial Street SE
Suite 110
Salem, Oregon 97306
(503) 362-2174

Salem Downtown
550 Center Street NE
Salem, Oregon 97301
(503) 399-2920

Salem East
510 Lancaster Drive NE
Salem, Oregon 97301
(503) 399-2944

Salem South
3305 Commercial Street SE
Salem, Oregon 97302
(503) 399-2978

Salem West
1060 Wallace Road NW
Salem, Oregon 97304
(503) 399-2955

Silverton
315 E Main Street
Silverton, Oregon 97381
(503) 873-5376

Stayton
1800 Wilco Road
Stayton, Oregon 97383
(503) 769-7307

Sublimity
(Located in Marian Estates)
390 Church Street SE
Sublimity, Oregon 97385
(503) 769-8336

Tigard
11675 SW Pacific Highway
Tigard, Oregon 97223
(503) 598-7482

Toledo
222 NE Highway 20
Toledo, Oregon 97391
(541) 336-1326

Tualatin-Sherwood
8805 SW Tualatin-Sherwood Road
Tualatin, Oregon 97062
(503) 691-9929

Waldport
425 NW Hemlock
Waldport, Oregon 97394
(541) 563-3273

Wilsonville
29702 SW Town Center Loop West
Wilsonville, Oregon 97070
(503) 682-9818

Woodburn
(at Country Meadows)
155 S Evergreen
Woodburn, Oregon 97071
(971) 983-3300

Woodburn East
1755 Mt Hood Avenue
Suite 120
Woodburn, Oregon 97071
(503) 981-8365

Woodburn West
2540 Newberg Highway
Woodburn, Oregon 97071
(503) 981-0100

WASHINGTON BRANCHES

Centralia
1100 Harrison Avenue
Centralia, Washington 98531
(360) 736-0722

Chehalis
290 NW Chehalis Avenue
Chehalis, Washington 98532
(360) 748-1887

Hawks Prairie
8140 Freedom Lane, Bldg. E
Suite A
Lacey, Washington 98516
(360) 923-0638

Hoodsport
24341 N Highway 101
Hoodsport, Washington 98548
(360) 877-5272

Lacey
665 Woodland Square Loop SE
Lacey, Washington 98503
(360) 456-2400

Olympia Downtown
303 Union Avenue SE
Olympia, Washington 98501
(360) 753-2400

Olympia West
2850 Harrison Avenue NW
Olympia, Washington 98502
(360) 754-2400

Orchards
7500 NE 117th Avenue
Vancouver, Washington 98662
(360) 253-3785

Shelton
2307 Olympic Highway N
Shelton, Washington 98584
(360) 426-5581

Vancouver Main
500 E Broadway, Suite 100
Vancouver, Washington 98660
(360) 695-3439

East Vancouver
1125 SE 163rd Place, Suite 102
Vancouver, Washington 98683
(360) 260-0823

Salmon Creek
13305 NE Highway 99
Suite 106
Vancouver, Washington 98686
(360) 571-7104

Tukwila Branch and Central Puget
Sound Commercial Banking
400 Industry Drive, Suite 110
Tukwila, Washington 98188
(425) 251-6525




DONNA L



WEST COAST TRUST

West Coast Trust services are available by appointment at all West Coast Bank branches.

MAIN OFFICES:

Salem
301 Church Street NE
Salem, Oregon 97301
(503) 399-2993

Portland
1000 SW Broadway, Suite 1100
Portland, Oregon 97205
(503) 224-2472

Vancouver
500 E Broadway, Suite 100
Vancouver, Washington 98666
(360) 906-4277

Or call toll free:
(800) 451-3049

GOVERNMENT GUARANTEED LENDING GROUP

500 E Broadway, Suite 380
Vancouver, Washington 98660
(360) 906-9629
Toll free (800) 716-7474

WEST COAST INVESTMENT CENTER

Investment Center services are available by appointment at all West Coast Bank branches. To place trades or to contact an Investment Representative near you, call toll free (888) 569-8823.

Securities provided by PrimeVest Financial Services, Inc., an independent registered broker/dealer. Member SIPC/NASD. Not FDIC insured; no bank guarantee; may lose value.

WEST COAST BANCORP

Corporate Office
5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035
(503) 598-3241

HUMAN RESOURCES

550 Center Street NE
Salem, Oregon 97301
(503) 315-2836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Commission file number 0-10997

WEST COAST BANCORP

(Exact name of registrant as specified in its charter)

Oregon	93-0810577
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5335 Meadows Road – Suite 201 Lake Oswego, Oregon (Address of principal executive offices)	97035 (Zip Code)

Registrant's telephone number, including area code: (503) 684-0884

Securities registered pursuant to Section 12(b) of the Act: Common Stock, No Par Value
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

[ ] Large Accelerated Filer [X] Accelerated Filer [ ] Non-accelerated Filer [ ] Smaller Reporting Company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of registrant's Common Stock held by non-affiliates of the registrant on June 30, 2008, was approximately $136,138,000.

The number of shares of registrant's Common Stock outstanding on January 31, 2009, was 15,694,646.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the West Coast Bancorp Definitive Proxy Statement for the 2008 annual meeting of shareholders are incorporated by reference into Part III of this Form 10-K.

Table of Contents

Forward Looking Statement Disclosure

Statements in this Annual Report of West Coast Bancorp ("Bancorp" or the "Company") regarding future events or performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA") and are made pursuant to the safe harbors of the PSLRA. The Company's actual results could be quite different from those expressed or implied by the forward-looking statements. Any statements containing the words "could," "may," "should," "plan," "believes," "anticipates," "estimates," "predicts," "expects," "projects," "potential," "continue," or words of similar import, constitute "forward-looking statements," as do any other statements that expressly or implicitly predict future events, results, or performance. Factors that could cause results to differ from results expressed or implied by our forward-looking statements include, among others, risks discussed in the text of this Annual Report as well as the following specific factors:

- General economic conditions, whether national or regional, and conditions in the real estate markets that could affect the demand for our loan and other products and ability of borrowers to repay loans, lead to further declines in credit quality and increased loan losses, and continue to negatively affect the value and salability of the real estate that is the collateral for many of our loans or that we own directly;
- Changing business, banking, or regulatory conditions or policies, or new legislation, affecting the financial services industry, including the Emergency Economic Stabilization Act of 2008 and related programs such as the U.S. government's Troubled Assets Relief Program and any new legislation adopted by Congress and the administration of President Barack Obama, that could lead to changes in the competitive balance among financial institutions, restrictions on bank activities, changes in costs, including deposit insurance premiums, for particular financial institutions or financial institutions generally, declines in consumer confidence in depository institutions generally or certain financial institutions in particular or changes in the secondary market for bank loan and other products;
- Competitive factors, including competition with community, regional and national financial institutions, that may lead to pricing pressures that reduce yields Bancorp achieves on loans and increase rates Bancorp pays on deposits, loss of Bancorp's most valued customers, defection of key employees or groups of employees, or other losses;
- Increasing or decreasing interest rate environments, including the slope and level of, as well as changes in, the yield curve, that could lead to decreases in net interest margin, lower net interest and fee income, including lower gains on sales of loans, and changes in the value of Bancorp's investment securities; and
- Changes or failures in technology or third party vendor relationships in important revenue production or service areas or increases in required investments in technology that could reduce our revenues, increase our costs, or lead to disruptions in our business.

Furthermore, forward-looking statements are subject to risks and uncertainties related to the Company's ability to, among other things, attract and retain key personnel; close loans in the pipeline; generate loan and deposit balances at projected spreads; sustain fee generation including gains on sales of loans; maintain asset quality and control risk; limit the amount of net loan charge-offs; successfully dispose of properties or other assets obtained through foreclosures, adapt to changing customer deposit, investment and borrowing behaviors; control expense growth; and monitor and manage the Company's financial reporting, operating and disclosure control environments.

Readers are cautioned not to place undue reliance on our forward-looking statements, which reflect management's analysis and assumptions only as of the date of the statements. Bancorp does not intend to publicly revise or update forward-looking statements to reflect events or circumstances that arise after the date of this report.

Readers should carefully review all disclosures we file from time to time with the Securities and Exchange Commission ("SEC").

PART I

ITEM 1. BUSINESS

General

Bancorp was originally organized under the laws of the state of Oregon in 1981 under the name Commercial Bancorp. Commercial Bancorp merged with West Coast Bancorp, a one-bank holding company based in Newport, Oregon, on February 28, 1995. The combined corporation retained the name West Coast Bancorp and moved its headquarters to Lake Oswego, Oregon. References in this report to "we," "us," or "our" refer to Bancorp and its subsidiaries.

Bancorp's principal business activities are conducted through its full-service, commercial bank subsidiary, West Coast Bank (the "Bank"), an Oregon state-chartered bank with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2008, the Bank had facilities in 42 cities and towns in western Oregon and southwestern Washington, operating a total of 60 full-service and four limited-service branches. In addition, the Bank operates a Small Business Administration ("SBA") lending office in Vancouver, Washington. Bancorp also owns West Coast Trust Company, Inc. ("West Coast Trust"), an Oregon trust company that provides agency, fiduciary and other related trust services. The market value of assets managed for others at December 31, 2008, totaled $270.6 million.

Bancorp's net loss for 2008 was $6.3 million, or $.41 per diluted share, and its consolidated equity at December 31, 2008, was $198.2 million, with 15.7 million common shares outstanding and a book value of $12.63 per common share. Net loans of $2.0 billion at December 31, 2008, represented approximately 81% of total assets of $2.5 billion. Bancorp had deposits totaling $2.0 billion at December 31, 2008. For more information regarding Bancorp's operating results and financial condition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this report and "Financial Statements and Supplementary Data," in Item 8 of this report.

Bancorp reports two principal operating segments in the notes to its financial statements: West Coast Bank and West Coast Trust and parent company related operations. For more information regarding Bancorp's operating segments, see Note 25 "Segment and Related Information" to the Company's audited financial statements included under "Financial Statements and Supplementary Data" in Item 8 of this report.

Bancorp is committed to community banking and intends the Bank to remain community-focused. Bancorp's strategic vision includes greater commercial banking market penetration, coupled with focused distribution capability in targeted Pacific Northwest markets. The Bank intends to grow its distribution and reach through development of new branch locations in target markets and through product expansion and application of new technology, including a full range of transaction and payment system capabilities.

Bancorp's filings with the SEC, including its annual report on Form 10-K, quarterly reports on Form 10-Q, periodic reports on Form 8-K and amendments to these reports, are accessible free of charge at our website at http://www.wcb.com as soon as reasonably practicable after filing with the SEC. By making this reference to our website, we do not intend to incorporate into this report any information contained in the website. The website should not be considered part of this report.

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers with publicly traded securities, including the Company.

Subsidiaries

West Coast Bank

The Bank was organized in 1925 under the name The Bank of Newport and its head office is currently located in Lake Oswego, Oregon. The Bank resulted from the merger on December 31, 1998, of the Bank of Newport of Newport, Oregon, The Commercial Bank of Salem, Oregon, Bank of Vancouver of Vancouver, Washington and Centennial Bank of Olympia, Washington, into a single entity, which was named West Coast Bank.

The Bank conducts business through 64 full and limited service branches located in western Oregon and southwestern Washington. The Oregon branches are located in the following cities and towns: Beaverton, Bend (2), Canby, Clackamas, Dallas, Depoe Bay, Eugene (2), Forest Grove, Gresham, Happy Valley, Hillsboro (2), Keizer (3), King City, Lake Oswego, Lincoln City, McMinnville, Molalla, Monmouth, Mt. Angel, Newberg, Newport (2), North Plains, Oregon City, Portland (5), Salem (5), Silverton, Stayton, Sublimity, Tigard, Toledo, Tualatin, Waldport, Wilsonville (2) and Woodburn (3). The Bank's Washington branches are located in Centralia, Chehalis, Hoodsport, Lacey (2), Olympia (2), Shelton, Tukwila and Vancouver (4). On January 5, 2009, we opened a new branch in Dundee, Oregon, which increased our total number of branches to 65.

The primary business strategy of the Bank is to provide comprehensive banking and related financial services tailored to individuals, professionals and businesses. The Bank emphasizes the diversity of its product lines and convenient access typically associated with larger financial organizations, while maintaining the local decision making authority, market knowledge and customer service orientation typically associated with a community bank. The Bank has significant focus on four targeted areas: 1) high value consumers (including the mature market), 2) small businesses that desire streamlined packaged products, 3) commercial businesses that benefit from customized lending, depository and investment solutions and 4) real estate finance including construction of commercial and residential projects in addition to permanent financing for income producing properties. Due to significant disruptions in the real estate market in the areas in which the Bank does business, the Bank has significantly reduced lending related to real estate construction, and particularly residential construction.

For consumer banking customers, the Bank offers a variety of flexible checking and savings accounts and check cards, as well as competitive borrowing products, such as personal lines of credit, credit cards and a variety of first and second lien residential mortgage products and other types of consumer loans. The consumer products consist of free checking and six other account types, each specifically designed to meet the needs of a unique market segment. The small business package of deposit accounts includes free business checking and an interest-bearing account for eligible organizations. Because of the straightforward and streamlined product design, our personal bankers are able to quickly and easily identify the best account for our clients. Customers have access to the Bank's products and services through a variety of convenient channels such as 24 hour 7 days a week automated phone and internet access, a personal customer service center accessed by phone, ATMs (both shared and proprietary networks), as well as through our branch locations.

For business banking customers, the Bank offers customized deposit products tailored for specific needs, including a variety of checking accounts, sophisticated internet-based cash management, iDeposit, a remote deposit service that allows business customers to make deposits electronically, and a full array of investment services, all with online and/or CD-ROM information reporting. Customized financing packages provide businesses with a comprehensive suite of credit facilities that include general commercial purpose loans (short and intermediate term), revolving lines of credit, real estate loans and lines to support construction, owner-occupied and investor financing and SBA loans. The Bank also offers business credit cards (VISA) and equipment leasing through vendor alliances and other types of business credit.

The principal office of the Bank is at 5335 Meadows Road, Suite 201, Lake Oswego, OR 97035, (503) 684-0884.

West Coast Trust

West Coast Trust provides trust services and life insurance products to individuals, for-profit and not for-profit businesses and institutions. West Coast Trust acts as fiduciary of estates and conservatorships, and as a trustee under various wills, trusts, and pension and profit-sharing plans. The main office of West Coast Trust is located at 1000 SW Broadway, Suite 1100, Portland, Oregon 97205, (503) 279-3911.

Totten, Inc.

Totten, Inc., a Washington corporation, serves as trustee under deeds of trust and holds certain real estate licenses.

West Coast Statutory Trusts III, IV, V, VI, VII and VIII

West Coast Statutory Trusts III, IV, V, VI, VII and VIII are wholly-owned subsidiary trusts of Bancorp formed to facilitate the issuance of Pooled Trust Preferred Securities ("trust preferred securities"). The trusts were organized in September 2003, March 2004, April 2006, December 2006, March 2007 and June 2007 respectively, in connection with six offerings of trust preferred securities. For more information regarding Bancorp's issuance of trust preferred securities, see Note 11 "Junior Subordinated Debentures" to the Company's audited financial statements included under "Financial Statements and Supplementary Data" in Item 8 of this report.

Employees

At December 31, 2008, Bancorp and its subsidiaries had approximately 800 employees. None of these employees are represented by labor unions and management believes that Bancorp's relationship with its employees is good. Bancorp emphasizes a positive work environment for its employees and our work environment is measured annually utilizing an anonymous employee survey. Results continue to indicate a high level of employee satisfaction. West Coast Bank has been recognized as one of Oregon's Best 100 Companies for which to work in each of the last five years. Management continually strives to retain top talent as well as provide career development opportunities to enhance skill levels. A number of benefit programs are available to eligible employees.

Competition

Commercial banking in the state of Oregon and southwest Washington is highly competitive with respect to providing banking services, including making loans and attracting deposits. The Bank competes with other banks, as well as with savings and loan associations, savings banks, credit unions, mortgage companies, investment banks, insurance companies, securities brokerages and other financial institutions. Banking in Oregon and Washington is dominated by several significant banking institutions, including U.S. Bank, Wells Fargo Bank and Bank of America, which together account for a majority of the total commercial and savings bank loans and deposits in Oregon and Washington. These competitors have significantly greater financial resources and offer a greater number of branch locations (with statewide branch networks), higher lending limits, and a variety of services not offered by the Bank. Bancorp has attempted to offset some of the advantages of the larger competitors by arranging participations with other banks for loans above its legal lending limits, as well as leveraging technology and third party arrangements to deliver contemporary product solutions and better compete in targeted customer segments. Bancorp has positioned itself successfully as a local alternative to banking conglomerates that may be perceived by customers or potential customers to be impersonal, out-of-touch with the community, or simply not interested in providing banking services to some of Bancorp's target customers.

In addition to larger institutions, numerous "community" banks and credit unions have been formed, expanded, or moved into Bancorp's market areas and have developed a similar focus to Bancorp. These institutions have further increased competition, particularly in the Portland metropolitan area, where Bancorp has enjoyed significant growth in past years and focused much of its expansion efforts. This growing number of similar financial institutions and an increased focus by larger institutions on the Bank's market segments in response to declining market perception and/or market share has led to intensified competition in all aspects of Bancorp's business.

The financial services industry has experienced widespread consolidation over the last decade. Bancorp anticipates that consolidation among financial institutions in its market areas will continue and perhaps accelerate as a result of the severe financial distress in the industry. It is possible that Bancorp will seek acquisition opportunities in markets of strategic importance to it from time to time, if its financial condition permits. However, other financial institutions aggressively compete against Bancorp in the acquisition market. Many of these institutions have greater resources, better access to capital markets, larger cash reserves and stock for use in acquisitions that is more liquid and more highly valued by the market.

Supervision and Regulation

Introduction

Bancorp is an Oregon corporation headquartered in Lake Oswego, Oregon, and is registered with the Federal Reserve as a bank holding company. The Bank is an Oregon state bank and is not a member of the Federal Reserve System. The Bank's primary federal regulator is the FDIC.

The laws and regulations applicable to Bancorp and its subsidiaries are primarily intended to protect borrowers and depositors of the Bank and not stockholders of Bancorp. Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. In the current economic climate and regulatory environment, the likelihood of enactment of new banking legislation and promulgation of new banking regulations is greater than it has been in recent years. The potential impact of new laws and regulations on Bancorp and its subsidiaries cannot be determined, but any such laws and regulations may materially affect the business and prospects of Bancorp and its subsidiaries. Violation of the laws and regulations applicable to Bancorp and its subsidiaries may result in assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions or restrictions.

The following is a brief description of the significant laws and regulations that govern our activities.

Bank Holding Company Regulation

As a registered bank holding company, Bancorp is subject to the supervision of, and regular inspection by, the Federal Reserve pursuant to the Bank Holding Company Act of 1956, as amended (the "BHCA"). Bancorp must file reports with the Federal Reserve and must provide it with such additional information as it may require. The BHCA restricts the direct and indirect activities of Bancorp to banking, managing or controlling banks and other subsidiaries authorized under the BHCA, and activities that are closely related to banking or managing or controlling banks. Bank holding companies like Bancorp must, among other things, obtain prior Federal Reserve approval before they: (1) acquire direct or indirect ownership or control of any voting shares of any bank or bank holding company that results in total ownership or control, directly or indirectly, of more than 5% of the outstanding shares of any class of voting securities of such bank or bank holding company; (2) merge or consolidate with another bank holding company; or (3) acquire substantially all of the assets of another bank or bank holding company. In acting on applications for such prior approval, the Federal Reserve considers various factors, including, without limitation, the effect of the proposed transaction on competition in relevant geographic and product markets, and each transaction party's financial condition, managerial resources and the convenience and needs of the communities to be served, including the performance record under the Community Reinvestment Act.

Bank holding companies must also act as a source of financial and managerial strength to subsidiary banks. This means that Bancorp is required to commit, as necessary, resources to support the Bank. Under certain conditions, the Federal Reserve may conclude that certain actions of a bank holding company, such as payment of cash dividends, would constitute unsafe and unsound banking practices.

Subsidiary banks of a bank holding company are subject to certain other restrictions under the Federal Reserve Act and Regulation W covering transactions with affiliates generally and in particular on extensions of credit to the parent holding company or any affiliate, investments in the securities of the parent, and covering the use of such securities as collateral for loans to any borrower. These restrictions that apply may limit Bancorp's ability to obtain funds from the Bank for its cash needs, including funds for payment of interest on its trust preferred securities, cash dividends and operational expenses.

Bank Regulation

General. The Bank is an Oregon state-bank and is not a member of the Federal Reserve System. The Bank conducts banking business in Oregon and Washington. The Bank is subject to supervision and regulation by the Oregon Department of Consumer and Business Services, the FDIC and to a lesser extent, the Washington Department of Financial Institutions. The Bank's regulators conduct regular examinations of the Bank and have the authority to prohibit the Bank from engaging in unsafe or unsound banking practices.

Deposit Insurance. Deposits maintained at the Bank are insured by the FDIC up to $250,000 per account owner through December 31, 2009. On January 1, 2010, the standard coverage limits are scheduled to return to $100,000 for all deposit categories except Individual Retirement Accounts and certain other retirement accounts, which will continue to be insured up to $250,000 per account owner. The Bank is required to pay quarterly deposit insurance premiums to the FDIC. Premiums are based on how much risk a particular institution presents to the Bank Insurance Fund. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern. The FDIC may terminate deposit insurance if it determines the institution involved has engaged in or is engaging in unsafe or unsound banking practices, is in unsafe or unsound condition, or has violated applicable laws, regulations or orders.

Transaction Account Guarantee Program. The Bank participates in the FDIC's Transaction Account Guarantee Program, which is one of the two primary components of the FDIC's Temporary Liquidity Guarantee Program (the "TLGP"). Under the TLGP, effective October 14, 2008, through December 31, 2009, all noninterest-bearing transaction accounts, IOLTA accounts, and certain NOW accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules.

Community Reinvestment Act and Fair Lending and Reporting Requirements. The Bank is subject to the Community Reinvestment Act of 1977, as amended ("CRA") and to certain fair lending and reporting requirements that relate primarily to home mortgage lending operations. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The federal banking agencies may take into account compliance with the CRA when regulating and supervising other activities, such as evaluating mergers, acquisitions and applications to open a branch or facility. In connection with its assessment of CRA performance, the FDIC assigns a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Bank received a CRA rating of satisfactory during its most recent CRA examination in February 2008.

There are several rules and regulations governing fair lending and reporting practices by financial institutions. A bank may be subject to substantial damages, penalties and corrective measures for any violation of fair lending and reporting, including credit reporting, laws and regulations.

Consumer Privacy. Bancorp and the Bank are subject to laws and regulations that impose privacy standards that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum levels, the bank holding company or bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities.

The FDIC and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. Risk-based guidelines are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off balance sheet exposure and to minimize disincentives for holding liquid low-risk assets. Assets and off balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off balance sheet items. The guidelines are minimums and the Federal Reserve may require that a banking organization maintain ratios in excess of the minimums, particularly organizations contemplating significant expansion. Current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I capital. Tier I capital for bank holding companies includes common stockholders' equity, qualifying preferred stock and minority interests in equity accounts of consolidated subsidiaries, minus certain deductions, including, without limitation, goodwill, other identifiable intangible assets, and deferred tax assets.

The Federal Reserve also employs a leverage ratio, which is Tier I capital as a percentage of total assets minus certain deductions, including, without limitations, goodwill, mortgage servicing assets, other identifiable intangible assets, and certain deferred tax assets, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%.

The Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), among other things, created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the FDIC, an institution is assigned to one of five capital categories - well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized - depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized" depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions. Under current regulations, a "well-capitalized" institution must have a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of at least 10%, and a leverage ratio of at least 5% and not be subject to a capital directive order. Under these guidelines, Bancorp is considered well capitalized as of the end of the fiscal year.

Under FDICIA, each federal banking agency has prescribed, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution which fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Management believes that the Bank currently satisfies all such standards.

Dividends

The principal source of Bancorp's cash reserves is dividends received from the Bank. The banking regulators may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. Oregon law also limits a bank's ability to pay dividends.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. Oregon and Washington each enacted "opting in" legislation in accordance with the Interstate Act. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

The USA Patriot Act

Enacted in 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act") gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. The USA Patriot Act and the Bank Secrecy Act require banks to implement policies and procedures with respect to money laundering, suspicious activities, currency transaction reporting and currency crimes.

Monetary and Fiscal Policy Effects on Interest Rates

Banking is a business which depends on interest rate differentials. In general, the major portion of a bank's earnings derives from the differences between: (i) interest received by a bank on loans extended to its customers and the yield on securities held in its investment portfolio; and (ii) the interest paid by a bank on its deposits and its other borrowings (the bank's "cost of funds.") Thus, our earnings and growth are constantly subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary, fiscal and related policies of the United States and its agencies, particularly the Federal Reserve and the U.S. Treasury. The nature and timing of changes in such policies and their impact cannot be predicted.

ITEM 1A. RISK FACTORS

The following are risks that management believes are specific to our business. This should not be viewed as an all inclusive list or in any particular order.

Future loan losses may exceed our allowance for loan losses.

We are subject to credit risk, which is the risk that borrowers will fail to repay loans in accordance with their terms. An extended recession or further weakening of the economy or a specific industry sector or a rapid change in interest rates could adversely affect our borrowers' ability to repay loans. A sustained weakness in the relevant real estate markets could further adversely affect the value of the collateral for many of our loans. Developments of this nature could result in losses in excess of our allowance for credit losses. In addition, to the extent that loan payments from borrowers are not timely, the loans will be placed on nonaccrual status, thereby lowering earning assets balances, reducing future interest income, and, in certain circumstances requiring reversal of previously accrued interest income.

We maintain an allowance for loan losses that represents management's best estimate, as of a particular date, of the probable amount of loan receivables that the Bank will be unable to collect. When available information confirms that specific loans or portions of loans are uncollectible, those amounts are charged off against the allowance for loan losses. Our management establishes the allowance for loan losses based on a continual evaluation of lending concentrations, specific credit risks, past loan loss experience, loan portfolio and collateral quality, and relevant economic, political, and regulatory conditions. Adverse changes in any of these or other factors that management considers relevant may result in an increase in the allowance for loan losses. In addition, federal and state banking regulators periodically review the allowance for loan losses and may require that the Bank increase the allowance or recognize loan charge-offs. Any additional provision for loan losses to increase the allowance for loan losses results in a decrease in net income, and possibly risk-based capital, and may have a material adverse effect on our financial condition and results of operations. For more information on this topic, see "Critical Accounting Policies" and "Allowance for Credit Losses and Net Loan Charge-offs" in Item 7 of this report below.

Bancorp may need to raise additional capital in the future to enhance or maintain desired levels of capital, improve capital ratios, or increase liquidity available for operations.

In the event Bancorp desires to raise additional capital, any equity or debt financing, if available at all, may not be available on terms that are favorable to the Company. In the case of equity financings, dilution to Bancorp's shareholders could result and securities issued in such financings may have rights, preferences and privileges that are senior to those of Bancorp's current shareholders. Under Bancorp's articles of incorporation, it may issue preferred equity without first obtaining shareholder approval. Debt financing may include covenants that restrict Bancorp's operations and interest charges would detract from future earnings. In the event additional capital is unavailable on acceptable terms through available financing sources, we may instead take additional steps to preserve capital, including further slowing of lending activities and new loan commitments, selling certain assets, increasing loan participations or eliminating our cash dividend to shareholders. During the third quarter of 2008, we reduced our cash dividend to $.01 per share as part of our efforts to preserve capital.

Home values may continue to decrease leading to additional and greater than anticipated loan charge-offs and valuation write downs on our other real estate owned ("OREO") properties.

We foreclose on and take title to the real estate serving as collateral for many of our loans as part of our business. Real estate owned by the Bank and not used in the ordinary course of its operations is referred to as "other real estate owned" or "OREO" property. During 2008, we acquired a significant amount of OREO relating to loans originated in the two-step loan portfolio ("two-step loans") and, to a lesser extent, other loan portfolios. Increased OREO balances lead to greater expenses as we incur costs to manage and dispose of the properties and, in certain cases, complete construction of structures prior to sale. We expect that our earnings in 2009 will be negatively affected by various expenses associated with OREO, including personnel costs, insurance and taxes, completion and repair costs, and other costs associated with property ownership, as well as by the funding costs associated with assets that are tied up in OREO. Any decrease in market prices may lead to OREO write downs, with a corresponding expense in our income statement. We evaluate OREO property values periodically and write down the carrying value of the properties if the results of our evaluations require it. Further property write downs could have a material adverse effect on our financial condition and results of operations. We currently have $127.6 million in nonaccrual loans and $70.1 million of OREO properties.

Rapidly changing interest rate environments could reduce our net interest margin, net interest income, fee income and net income.

Interest and fees on loans and investment securities, net of interest paid on deposits and borrowings, are a large part of our net income. Interest rates are key drivers of our net interest margin and are subject to many factors beyond the control of management. As interest rates change, net interest income is affected. Rapid increases in interest rates in the future could result in interest expense increasing faster than interest income because of mismatches in financial instrument maturities. Rapid decreases in interest rates could result in interest income decreasing faster than interest expense, for example, if management is unable to match decreases in earning assets yields, with reduced rates paid on deposits or borrowings. Periods of low market interest rates, such as we have today, has adversely impacted our net interest spread and net interest income because our earning assets yield decreases during a time that our cost of interest bearing liabilities is already low and cannot be correspondingly reduced further. For more information on this topic, see "Quantitative and Qualitative Disclosures about Market Risk" in Item 7A of this report below.

We face liquidity risks in the operation of our business.

Liquidity is crucial to the operation of Bancorp and the Bank. Liquidity risk is the potential that we will be unable to fund increases in assets or meet payment obligations, including obligations to depositors, as they become due because of an inability to obtain adequate funding or liquidate assets. For example, funding illiquidity may arise if we are unable to attract core deposits or are unable to renew at acceptable pricing long-term borrowings or short-term borrowings from the overnight inter-bank market, the Federal Home Loan Bank System, brokered deposits, or the Federal Reserve discount window. Illiquidity may also arise if our regulatory capital levels decrease, our lenders require additional collateral to secure our repayment obligations, or a large amount of our deposits are withdrawn. We may also experience illiquidity due to unexpected cash outflows on committed lines of credit or financial guarantees or due to unexpected events. The increasingly competitive retail deposit environment increases liquidity risk (and increases our cost of funds) as increasingly sophisticated depositors move funds more frequently in search of higher rates or better opportunities. Bancorp's liquidity may be negatively impacted by regulatory or statutory restrictions on payment of cash dividends by the Bank. We monitor our liquidity risk, including, without limitation, through contingency planning stress testing. We also seek to avoid over concentration of funding sources and to establish and maintain back-up funding facilities that we can draw down if normal funding sources become unavailable. If we fail to control our liquidity risks, there may be materially adverse effects on our results of operations and financial condition.

Disruptions in the real estate mortgage market may continue to impact our operations.

In late 2007, lenders and other participants in the real estate mortgage market began to experience higher than anticipated levels of borrower defaults and lender foreclosures, which in turn caused significant adverse economic consequences to many participants in the real estate lending market, including loan originators, loan servicers, and participants in the secondary loan markets. These consequences spread to other markets, including, most significantly, the general credit markets and real estate markets, and the economy as a whole. We have experienced a high rate of default in connection with our two-step loan portfolio and increasing rates of default in other areas that are due, in part, to the disruptions in the lending and real estate markets and the weak economy in general. We expect to experience further defaults and the rate of defaults may worsen if the credit and real estate markets do not stabilize and eventually begin to improve or if economic conditions do not improve.

The Congressional and regulatory response to the current economic and credit crisis could have an adverse effect on our business.

Federal and state legislators and regulators are expected to pursue increased regulation of how banks are operated and how loans are originated, purchased, and sold as a result of the current economic and credit crisis. Changes in the lending market and secondary markets for loans and related congressional and regulatory responses may impact how the Bank makes and underwrites loans, buys and sells such loans in secondary markets, and otherwise conducts its business. We are unable to predict whether any legislative or regulatory initiatives or actions will be implemented, what form they will take, whether they will be directed at the Bank, or whether such initiatives or actions, once they are initiated or taken, will thereafter continue to change. Any such actions could affect us in substantial and unpredictable ways and could have an adverse effect on our business, financial condition and results of operations. For more information regarding the regulatory environment in which we operate, see "Supervision and Regulation" in Item 1 of this report above. The administration of President Barack Obama recently announced a comprehensive mortgage-relief plan. The effects of this plan and any other similar programs or initiatives that may be implemented are difficult to predict, but they could result in increased losses to the Bank, either directly or indirectly through the Bank's ownership of investment securities, including mortgage-backed securities.

Our business may be harmed by adverse events at other financial institutions.

Financial institutions are interrelated as a result of trading, clearing, correspondent banking, counterparty, and other relationships and because of regulatory factors. Bancorp enters into transactions with financial services companies, including commercial banks and correspondent banks. Many of these transactions expose Bancorp and the Bank to credit and bankruptcy risk in the event of a default or bankruptcy by a counter party. The Bank may also be negatively impacted by the failure of other banks. For example, as a depository of public funds, the Bank will be assessed, and the Bank is statutorily obligated to pay, a pro rata share of the losses of public funds held at a failed public depository in Oregon and Washington. In addition, assessments the Bank pays to the FDIC and others, including deposit insurance premiums, will increase even further in the event of bank failures or other adverse events affecting the banking system generally or the Bank in particular.

Significant legal and regulatory actions could subject us to uninsured liabilities, associated reputational risk, and reduced revenues.

From time to time, we are sued for damages or threatened with lawsuits relating to various aspects of our operations. We may also be subject to investigations and possibly substantial civil money penalties assessed by, or other actions of, federal or state regulators in connection with violations or alleged violations of applicable laws, regulations or standards. We may incur substantial attorney fees and expenses in the process of defending against lawsuits or regulatory actions and our insurance policies may not cover, or cover adequately, the costs of adverse judgments, civil money penalties, and attorney fees and expenses. As a result, we may be exposed to substantial uninsured liabilities, which could adversely affect our results of operations, capital, and financial condition.

We are subject to reputational risk, which is the potential that negative publicity regarding our business practices, whether true or not, could cause a decline in our customer base, stock price, or general reputation in the markets in which we operate. Reputational risk is heightened in the instance of publicity surrounding lawsuits or regulatory actions.

We may be subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. In the ordinary course of business, we may foreclose on and take title to properties securing loans. There is a risk that hazardous or toxic substances will be found on these properties, in which case we may be liable for remediation costs and related personal injury and property damage. Compliance with environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. Environmental indemnifications obtained from borrowers and their principals or affiliates may not adequately compensate the Bank for losses related to environmental conditions.

Slower than anticipated growth and/or revenues from new branches and product and service offerings could result in reduced net income.

We have placed a strategic emphasis on expanding our branch network and product offerings. Executing this strategy carries risks that costs will increase without compensating increases in revenues. If we experience lower than expected loan and deposit growth at new branches and lower than expected demand for new product offerings, we may not realize anticipated increases in revenues and net income. Opening new branches and introducing new products may result in more expenses than anticipated and divert financial and personnel resources from current core operations.

Decreased volumes and lower gains on sales of mortgage and SBA loans, and loan repurchase obligations, could adversely affect our net income.

We originate and sell mortgage loans and the guaranteed portion of SBA loans. Changes in interest rates affect demand for our loan products and the revenue realized on the sale of the loans. A decrease in the volume of loans sold may reduce associated revenues and net income. In the event of certain breaches of warranties and representations made by us in connection with loan sales, we may be contractually obligated to repurchase loans sold to correspondent lenders in the secondary market. Any repurchases would alter our financial assumptions which were based on recognizing the revenue associated with the original sale of the loans, and could adversely affect the results of our lending operations.

A weakening economy could negatively impact payment systems, trust and investment revenues.

Reduced transaction volume and lower average transaction amounts associated with reduced economic activity and the recessionary environment may result in declining fees from credit and debit cards, merchant relationships, and other business lines. Additionally, a weak economy may adversely affect the equity markets, which in turn, would reduce our trust and investment sales revenues.

Inability to hire or retain key professionals, management and staff could adversely affect our revenues and net income.

We rely on key personnel to manage and operate our business, including, but not limited to, major revenue generating functions such as our loan and deposit portfolios. The loss of key staff may adversely affect our ability to maintain and manage these portfolios effectively, which could negatively affect our revenues and earnings. In addition, loss of key personnel could result in increased recruiting and hiring expenses, which could cause a decrease in our net income.

We face operational risks that may result in unexpected losses.

We face various operational risks that arise from the potential that inadequate information systems, operational problems, failures in internal controls, breaches of our security systems, fraud, the execution of unauthorized transactions by employees, or any number of unforeseen catastrophes could result in unexpected losses. Additionally, third party vendors provide key components of our business infrastructure such as internet connections, network access, data reporting, and data processing. Any problems caused by third parties could adversely affect our ability to deliver products and services to our customers and our revenues, expenses, and earnings. Replacing third party vendors, should that be necessary, may entail significant delay and expense.

The financial services industry is very competitive.

We face competition in attracting and retaining deposits, making loans and providing other financial services. Our competitors include other community banks, larger banking institutions, including institutions that have only recently become bank holding companies in connection with their acceptance of TARP investments, and a wide range of other financial institutions, such as credit unions, government-sponsored enterprises, mutual fund companies, insurance companies and other non-bank businesses. Many of these competitors have substantially greater resources than us. For a more complete discussion of our competitive environment, see "Competition" in Item 1 of this report above. If we are unable to compete effectively, we will lose market share, and income from loans and other products may be reduced. We are currently in a particularly competitive market for low cost deposits, which has led to increased pressure on our deposit balances and net interest margin. This competition for deposits is likely to increase given the large new entrants in the deposit market, such as GMAC, American Express and Morgan Stanley, and traditional banks' desire to maintain and increase deposits. These new entrants in the deposit market have much greater resources than we do and a history of competing aggressively in consumer and business markets.

The Company's market value could result in an impairment of goodwill.

Goodwill is evaluated for impairment on an annual basis at April 30, or when circumstances indicate an impairment may exist. Recently, the Company's common stock has been trading at a price significantly below its book value. The Company evaluated its goodwill as of December 31, 2008, due to a decrease in the Company's market capitalization, and concluded that there was no impairment.

If impairment of goodwill was deemed to exist, we would be required to write down our goodwill resulting in a charge to earnings. For more information regarding Bancorp's goodwill, see Note 1 "Summary of Significant Accounting Policies" to the Company's audited financial statements included under "Financial Statements and Supplementary Data" in Item 8 of this report.

Market and other constraints on our construction loan origination volumes are expected to lead to decreases in our interest and fee income that are not expected to be offset by reductions in our noninterest expenses.

Due to existing conditions in housing markets in the areas in which we operate and other factors, we project that our construction loan originations will be materially constrained throughout 2009. This will reduce interest income and fees generated from this part of our business. Unless this revenue decline is offset by other areas of our operations, our total revenues may decline relative to our total noninterest expenses. We expect that it will be difficult to find new revenue sources in the near term to offset expected declines in our interest income. We have implemented plans to trim our noninterest expenses in light of the unfavorable environment, but we do not expect these expense reductions to completely offset revenue declines, at least in the near term.

The value of certain securities in our investment securities portfolio may be negatively affected by disruptions in the market for these securities.

In addition to interest rate risk typically associated with an investment portfolio, the market for certain investment securities held within our investment portfolio has over the past year become much less liquid. This coupled with uncertainly surrounding the credit risk associated with the underlying collateral has caused material discrepancies in valuation estimates obtained from third parties. We value some of our investments using internally developed cash flow and valuation models, which include certain subjective estimates which we believe, are reflective of the estimates a purchaser of such securities would use if such a transaction were to occur. The volatile market may affect the value of these securities, such as through reduced valuations due to the perception of heightened credit and liquidity risks, in addition to interest rate risk typically associated with these securities. There can be no assurance that the declines in market value associated with these disruptions will not result in impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income, equity, and capital ratios.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The principal properties owned by the Bank include a 40,000-square-foot office and branch facility in downtown Salem, Oregon, a 15,600-square-foot office and branch facility in Newport, Oregon, and a 12,000-square-foot branch and office facility in Lacey, Washington. In total, the Bank owns 27 buildings, primarily to house branch offices. The Bank leases the land under seven buildings and owns the land under 20 of these buildings. In addition, the Bank leases 45 office spaces and buildings for branch locations.

Other non-branch office facilities are located in leased office space, including our headquarters office in Lake Oswego, Oregon, office and processing space in Salem, Oregon, where the Bank's data center is located, space in Wilsonville, Oregon, where its loan servicing and operations center is located, space in Vancouver, Washington, where we have lending personnel and a branch office, and space in downtown Portland, where we have commercial banking personnel, West Coast Investment Services and West Coast Trust. In addition, we lease three smaller office spaces for lending personnel in Lake Oswego and Bend, Oregon, and in Tukwila, Washington.

The aggregate monthly rental on 52 leased properties is approximately $349,000.

ITEM 3. LEGAL PROCEEDINGS

Bancorp is periodically party to litigation arising in the ordinary course of business. Based on information currently known to management, although there are uncertainties inherent in litigation, we do not believe there is any legal action to which Bancorp or any of its subsidiaries is a party that, individually or in the aggregate, will have a materially adverse effect on Bancorp's financial condition and results of operations, cash flows, or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Price and Dividends

Bancorp common stock trades on the NASDAQ Global Select Market under the symbol "WCBO." The high and low closing sale prices per share of our common stock for each quarter during the last two years are shown in the table below, together with dividend information for each period. The prices below do not include retail mark-ups, mark-downs or commissions, may not represent actual transactions and are not adjusted for dividends. As of December 31, 2008, we had approximately 1,916 holders of record.

	2008			2007		
	Market Price		Cash dividend	Market Price		Cash dividend
	High	Low	declared	High	Low	declared
1st Quarter	$18.01	$11.06	$0.1350	$34.44	$29.31	$0.1200
2nd Quarter	$15.00	$8.67	$0.1350	$32.49	$29.57	$0.1200
3rd Quarter	$18.12	$7.40	$0.0100	$31.85	$25.97	$0.1350
4th Quarter	$14.76	$3.69	$0.0100	$30.78	$18.50	$0.1350

Bancorp dividends are limited under federal and Oregon laws and regulations pertaining to Bancorp's financial condition. Payment of dividends by the Bank is also subject to limitation under state and federal banking laws and by actions of state and federal banking regulators. For more information on this topic, see "Supervision and Regulation" in Item 1 of this report above, and "Liquidity and Sources of Funds" in Item 7 of this report below.

Information regarding securities authorized for issuance under equity compensation plans is incorporated by reference into Part III, Item 12 of this report.

Issuer Purchases of Equity Securities

The following table provides information about purchases of common stock by the Company during the quarter ended December 31, 2008:

Period	Total Number of Shares Purchased/Cancelled [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Maximum Number of Shares Remaining at Period End that May Be Purchased Under the Plans or Programs
10/1/08 - 10/31/08	367	$9.26	-	1,051,821
11/1/08 - 11/30/08	-		-	1,051,821
12/1/08 - 12/31/08	11	$4.20	-	1,051,821
Total for quarter	378		-	

(1) Shares repurchased by Bancorp during the quarter include shares repurchased from employees in connection with stock option swap exercises and cancellation of restricted stock to pay withholding taxes totaling 367 shares, 0 shares, and 11 shares, respectively, for the periods indicated. There were no shares repurchased in the periods indicated pursuant to the Company's corporate stock repurchase program publicly announced in July 2000 (the "Repurchase Program") and described in footnote 2 below.

(2) Under the Repurchase Program, the board of directors originally authorized the Company to purchase up to 330,000 common shares, which amount was increased by 550,000 shares in September 2000, by 1.0 million shares in September 2001, by 1.0 million shares in September 2002, and by 1.0 million shares in April 2004, and by 1.0 million shares in September 2007 for a total authorized repurchase amount as of December 31, 2008, of approximately 4.9 million shares.

Five Year Stock Performance Graph

The following chart compares the yearly percentage change in the cumulative shareholder return on our common stock during the five years ended December 31, 2008, with (1) the Total Return Index for the NASDAQ Stock Market (U.S. Companies) and (2) the Total Return Index for NASDAQ Bank Stocks. This comparison assumes $100.00 was invested on December 31, 2003, in our common stock and the comparison groups and assumes the reinvestment of all cash dividends prior to any tax effect and retention of all stock dividends. West Coast Bancorp's total cumulative return was -64.8% over the five year period ended December 31, 2008, compared to -18.1% and -20.0% for the NASDAQ Bank Stocks and NASDAQ composite, respectively.


Total Return Performance
West Coast Bank
NASDAQ Composite
NASDAQ Bank Index
Index Value
180
160
140
120
100
80
60
40
20
0
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008

	Period Ended					
Index	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**
West Coast Bancorp	100.0	121.2	127.9	169.7	93.0	35.2
NASDAQ Composite	100.0	109.1	111.4	122.9	136.0	81.9
NASDAQ Bank Index	100.0	113.4	111.2	126.4	101.6	80.0

ITEM 6. SELECTED FINANCIAL DATA

Consolidated Five Year Financial Data

The following selected consolidated five year financial data should be read in conjunction with Bancorp's audited consolidated financial statements and the related notes to those statements presented in Item 8 of this report.

(Dollars in thousands, except per share data)	As of and For the Year ended December 31,				
	2008	2007	2006	2005	2004
Interest income	$ 140,846	$ 183,190	$ 150,798	$ 112,991	$ 92,988
Interest expense	48,696	68,470	49,926	26,430	18,115
Net interest income	92,150	114,720	100,872	86,561	74,873
Provision for credit losses	40,367	38,956	2,733	2,175	2,260
Net interest income after provision for credit losses	51,783	75,764	98,139	84,386	72,613
Noninterest income	24,629	33,498	28,096	23,099	22,463
Noninterest expense	90,323	85,299	81,665	72,634	63,371
Income (loss) before income taxes	(13,911)	23,963	44,570	34,851	31,705
Provision (benefit) for income taxes	(7,598)	7,121	15,310	11,011	9,697
Net income (loss)	$ (6,313)	$ 16,842	$ 29,260	$ 23,840	$ 22,008
Net interest income on a tax equivalent basis	$ 93,901	$ 116,361	$ 102,432	$ 88,025	$ 76,526
Per share data:					
Basic earnings (loss) per share	$ (0.41)	$ 1.09	$ 1.95	$ 1.63	$ 1.48
Diluted earnings (loss) per share	$ (0.41)	$ 1.05	$ 1.86	$ 1.55	$ 1.42
Cash dividends	$ 0.29	$ 0.51	$ 0.45	$ 0.40	$ 0.36
Period end book value	$ 12.63	$ 13.35	$ 12.89	$ 10.69	$ 9.94
Weighted average common shares outstanding	15,472	15,507	15,038	14,658	14,849
Weighted average diluted shares outstanding	15,472	16,045	15,730	15,344	15,526
Total assets	$ 2,516,140	$ 2,646,614	$ 2,465,372	$ 1,997,138	$ 1,790,919
Total deposits	$ 2,024,379	$ 2,094,832	$ 2,006,352	$ 1,649,462	$ 1,472,709
Total long-term borrowings	$ 91,059	$ 83,100	$ 57,991	$ 83,100	$ 85,500
Total loans, net	$ 2,035,876	$ 2,125,752	$ 1,924,673	$ 1,533,985	$ 1,409,023
Stockholders' equity	$ 198,187	$ 208,241	$ 200,882	$ 157,123	$ 147,854
Financial ratios:					
Return on average assets	-0.25%	0.66%	1.33%	1.28%	1.28%
Return on average equity	-3.06%	7.93%	16.47%	15.76%	15.45%
Average equity to average assets	8.04%	8.37%	8.10%	8.09%	8.29%
Dividend payout ratio	-70.73%	47.51%	24.19%	24.50%	25.00%
Efficiency ratio (1)	72.79%	56.90%	62.23%	64.19%	64.01%
Net loans to assets	80.91%	80.33%	78.07%	76.81%	78.68%
Average yields earned (2)	5.92%	7.72%	7.37%	6.49%	5.84%
Average rates paid	2.60%	3.76%	3.27%	2.06%	1.50%
Net interest spread (2)	3.32%	3.96%	4.10%	4.43%	4.34%
Net interest margin (2)	3.90%	4.86%	4.96%	4.99%	4.72%
Nonperforming assets to total assets	7.86%	1.12%	0.06%	0.05%	0.12%
Allowance for loan losses to total loans	1.40%	2.16%	1.18%	1.32%	1.33%
Allowance for credit losses to total loans	1.45%	2.53%	1.18%	1.32%	1.33%
Net loan charge-offs to average loans	3.04%	0.34%	0.06%	0.05%	0.11%
Allowance for loan loss to nonperforming loans	22.67%	177.53%	1567.61%	1881.86%	867.48%

(1) The efficiency ratio has been computed as noninterest expense divided by the sum of net interest income on a tax equivalent basis and noninterest income excluding gains/losses on sales of securities.

(2) Interest earned on nontaxable securities has been computed on a 35% tax equivalent basis.

Consolidated Quarterly Financial Data

The following table presents selected consolidated quarterly financial data for each quarter of 2008 and 2007. The financial information contained in this table reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods.

(Dollars in thousands, except per share data)	2008 Quarters ended (unaudited)			
	December 31,	September 30,	June 30,	March 31,
Interest income	$ 32,017	$ 34,772	$ 35,745	$ 38,312
Interest expense	10,880	11,049	12,032	14,735
Net interest income	21,137	23,723	23,713	23,577
Provision for credit losses	16,517	9,125	6,000	8,725
Net interest income after provision for credit losses	4,620	14,598	17,713	14,852
Noninterest income	4,310	1,070	9,038	10,211
Noninterest expense	22,535	22,221	23,346	22,221
Income (loss) before income taxes	(13,605)	(6,553)	3,405	2,842
Provision (benefit) for income taxes	(4,924)	(4,237)	721	842
Net income (loss)	$ (8,681)	$ (2,316)	$ 2,684	$ 2,000
Basic earnings (loss) per share	$ (0.56)	$ (0.15)	$ 0.17	$ 0.13
Diluted earnings (loss) per share	$ (0.56)	$ (0.15)	$ 0.17	$ 0.13
Return on average assets [(1)]	-1.38%	-0.36%	0.41%	0.31%
Return on average equity [(1)]	-17.21%	-4.47%	5.19%	3.81%

(1) Ratios have been annualized.

(Dollars in thousands, except per share data)	2007 Quarters ended (unaudited)			
	December 31,	September 30,	June 30,	March 31,
Interest income	$ 45,528	$ 47,742	$ 46,148	$ 43,772
Interest expense	17,253	17,905	17,424	15,888
Net interest income	28,275	29,837	28,724	27,884
Provision for credit losses	29,956	2,700	3,500	2,800
Net interest income (expense) after provision for credit losses	(1,681)	27,137	25,224	25,084
Noninterest income	8,615	8,145	8,705	8,033
Noninterest expense	20,160	22,602	21,500	21,037
Income (loss) before income taxes	(13,226)	12,680	12,429	12,080
Provision (benefit) for income taxes	(5,739)	4,350	4,294	4,216
Net income (loss)	$ (7,487)	$ 8,330	$ 8,135	$ 7,864
Basic earnings (loss) per share	$ (0.48)	$ 0.54	$ 0.52	$ 0.51
Diluted earnings (loss) per share	$ (0.48)	$ 0.52	$ 0.50	$ 0.49
Return on average assets [(1)]	-1.14%	1.29%	1.29%	1.31%
Return on average equity [(1)]	-13.51%	15.33%	15.51%	15.68%

[(1)] Ratios have been annualized.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes to those statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, of West Coast Bancorp and its subsidiaries that appear in Item 8 "Financial Statements and Supplementary Data" of this report. References to "we," "our" or "us" refer to West Coast Bancorp and its subsidiaries.

Forward Looking Statement Disclosure

Statements in this Annual Report of West Coast Bancorp ("Bancorp" or the "Company") regarding future events or performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA") and are made pursuant to the safe harbors of the PSLRA. The Company's actual results could be quite different from those expressed or implied by the forward-looking statements. Any statements containing the words "could," "may," "should," "plan," "believes," "anticipates," "estimates," "predicts," "expects," "projects," "potential," or "continue," or words of similar import, constitute "forward-looking statements," as do any other statements that expressly or implicitly predict future events, results, or performance. Factors that could cause results to differ from results expressed or implied by our forward-looking statements include, among others, risks discussed in the text of this Annual Report as well as the following specific factors:

- General economic conditions, whether national or regional, and conditions in the real estate markets that could affect the demand for our loan and other products and ability of borrowers to repay loans, lead to further declines in credit quality and increased loan losses, and continue to negatively affect the value and salability of the real estate that is the collateral for many of our loans or that we own directly;
- Changing business, banking, or regulatory conditions or policies, or new legislation, affecting the financial services industry, including the Emergency Economic Stabilization Act of 2008 and related programs such as the U.S. government's Troubled Assets Relief Program and any new legislation adopted by Congress and the administration of President Barack Obama, that could lead to changes in the competitive balance among financial institutions, restrictions on bank activities, changes in costs, including deposit insurance premiums, for particular financial institutions or financial institutions generally, increase regulatory scrutiny, declines in consumer confidence in depository institutions generally or certain financial institutions in particular or changes in the secondary market for bank loan and other products;
- Competitive factors, including competition with community, regional and national financial institutions, that may lead to pricing pressures that reduce yields Bancorp achieves on loans and increase rates Bancorp pays on deposits, loss of Bancorp's most valued customers, defection of key employees or groups of employees, or other losses;
- Increasing or decreasing interest rate environments, including the slope and level of, as well as changes in, the yield curve, that could lead to decreases in net interest margin, lower net interest and fee income, including lower gains on sales of loans, and changes in the value of Bancorp's investment securities;
- Changes or failures in technology or third party vendor relationships in important revenue production or service areas, or increases in required investments in technology that could reduce our revenues, increase our costs, or lead to disruptions in our business.

Furthermore, forward-looking statements are subject to risks and uncertainties related to the Company's ability to, among other things, attract and retain key personnel; close loans in the pipeline; generate loan and deposit balances at projected spreads; sustain fee generation and gains on sales of loans; maintain asset quality and control risk; limit the amount of net loan charge-offs; successfully dispose of properties or other assets obtained through foreclosures, adapt to changing customer deposit, investment and borrowing behaviors; control expense growth; and monitor and manage the Company's financial reporting, operating and disclosure control environments.

Readers are cautioned not to place undue reliance on our forward-looking statements, which reflect management's analysis and assumptions only as of the date of the statements. Bancorp does not intend to publicly revise or update forward-looking statements to reflect events or circumstances that arise after the date of this report.

Readers should carefully review all disclosures we file from time to time with the Securities and Exchange Commission ("SEC").

Critical Accounting Policies

We have identified our most critical accounting policies to be those related to the allowance for credit losses and valuation of other real estate owned ("OREO").

Allowance for Credit Losses. The allowance for credit losses is comprised of two components: the allowance for loan losses and the reserve for unfunded commitments. The allowance for loan losses is a reserve that relates to outstanding loan balances, while the reserve for unfunded commitments relates to that portion of total loan commitments that have not yet funded as of the date the reserve is calculated.

Our methodology for establishing the allowance for credit losses incorporates a variety of risk considerations, both quantitative and qualitative, that management believes are appropriate at each reporting date. Quantitative factors include our historical loss experience, delinquency and charge-off trends, estimates of, and changes in, collateral values, changes in risk ratings on loans and other factors. Qualitative factors include the general economic environment in our markets and, in particular, the state of the real estate market and specific relevant industries. Other qualitative factors that are considered in our methodology include, size and complexity of individual loans in relation to the lending officer's background and experience levels, loan structure, extent and nature of waivers of existing loan policies, and pace of loan portfolio growth. As we add new products, increase the complexity of the loan portfolio, and expand our geographic coverage, we intend to enhance and adapt our methodology to keep pace with the size and complexity of the loan portfolio. Changes in any of the above factors could have a significant effect on the calculation of the allowance for credit losses in any given period. Management believes that our systematic methodology continues to be appropriate given our size and level of complexity. This discussion should be read in conjunction with our audited consolidated financial statements and related notes included in Item 8 of this report, and the section "Allowance for Credit Losses and Net Loan Charge-offs" below.

As of September 30, 2007, we reclassified $1.0 million of the allowance for loan losses to a reserve for unfunded loan commitments. As a result, we are reporting our allowance for credit losses in this report and elsewhere for ease of comparison to prior periods and to give readers information about our entire loan portfolio, including our unfunded commitments. The reclassification of a portion of our allowance to a separate reserve had no impact on our provision for loan losses expense. The reserve for unfunded commitments is evaluated on a quarterly basis and appropriate increases or decreases will be reflected in the income statement. At December 31, 2008, our reserve for unfunded commitments was $1.0 million.

Valuation of OREO. OREO is real property of which the Bank has taken substantial possession or that has been deeded to the Bank through a deed-in-lieu of foreclosure, non-judicial foreclosure, judicial foreclosure or similar process in partial or full satisfaction of a loan or loans. OREO is initially recorded at the lower of the carrying amount of the loan or fair value of the property less estimated costs to sell. This amount becomes the property's new basis. Management considers third party appraisals as well as independent fair market value assessments from realtors or persons involved in selling OREO in determining the fair value of particular properties. Accordingly, the valuation of OREO is subject to significant external and internal judgment. Any differences between management's assessment of fair value, less estimated cost to sell, and the carrying value of the loan at the date a particular property is transferred into OREO are charged to the allowance for credit losses. Thereafter, decreases in the value of OREO are considered valuation adjustments and trigger a corresponding charge to line item "other real estate owned sales and valuation adjustments" within total noninterest income of the consolidated statements of income. Management has policies and procedures in place to review OREO valuation periodically in an effort to ensure the properties are carried at the lower of its new basis or fair value, net of estimated costs to sell. Any subsequent OREO write downs are charged to other real estate owned sales and valuation adjustments. At December 31, 2008, the Bank had $70.1 million of OREO.

Developments, Business Strategies and Financial Overview

Developments. Subsequent to the issuance of our earnings release we made an adjustment that is reflected in the financial results for fourth quarter and the full year 2008. Including these adjustments, our net loss for the full year 2008 was $6.3 million or $.41 per share, as compared to a net loss of $5.8 million or $.38 per share disclosed in our earnings release dated January 19, 2009. Full year return on equity decreased to -3.1% from the previously reported -2.8%. The adjustment related to $.5 million after tax in equity compensation expense, due to a recalculation associated with employees eligible for retirement under certain equity compensation plans. The adjustment only affected the timing of expense recognition as future recorded equity compensation expense will decline by a like amount.

Business Strategies. To sustain future growth and accomplish our financial objectives, we have defined five strategies:

- Focus on profitable customer segments;
- Exploit local market opportunities;
- Design and support value added products;
- Expand branch distribution; and
- Maintain community focus and high employee and customer satisfaction.

Our strategies are designed to direct our tactical investment decisions to accomplish our financial objectives. To produce net interest income, the key component of our revenues, and consistent earnings growth over the long-term, we must generate loan and deposit growth at acceptable interest rate spreads within our markets of operation. However, in the near term, reflecting the challenging economic environment, we will continue to focus on managing our capital resources. This means we are limiting our loan origination volume to control risk weighted asset growth, and tightly controlling expenses in ways that we believe avoid negative impact on our customers. To generate and grow loans and deposits in the long run, we believe we must focus on a number of areas, including but not limited to, the quality and breadth of our branch network, our sales practices, customer and employee satisfaction and retention, technology, product innovation, vendor relationships and competitive pricing of our products. Net interest income is sensitive to our ability to attract and retain lending officers, close loans in the pipeline and maintain asset quality at an acceptable level. Failure in these areas could negatively affect our ability to meet our goals. Our ability to attract and grow low cost deposits is also important to fund loans and grow revenues and maintain adequate liquidity.

We also consider noninterest income important to our continued financial success. Fee income generation is primarily related to our loan and deposit operations, such as deposit service charges, fees from payment system products (interchange, merchant services, ACH, check and credit card) and fees on sales of financial products, including residential mortgages and trust and investment products. Many of the products and services that generate fee income are offered through relationships with third party providers, thus we are dependent on the continuity of those relationships to continue this important source of income.

While we review and manage all customer segments, we have focused increased efforts on four targeted areas: 1) high value consumers (including the mature market), 2) smaller businesses with credit needs under $250,000, 3) medium-sized commercial businesses with credit needs over $250,000 up to $20 million and 4) commercial real estate businesses. We strive to maintain a local community-based management philosophy in all of our branches. We will continue to emphasize hiring local branch and lending personnel with strong ties to the specific local communities we seek to serve and with expertise in growing and servicing targeted business and consumer customer segments.

To limit the risks associated with doing business and growing revenues, we have put in place numerous policies, processes and controls. We rely on these controls to produce information for management and the public that is accurate and complete and to help us to protect our assets. A failure or failures in our control environment could have an adverse effect on our results of operations or financial condition.

Financial Overview for Years Ended December 31, 2008, 2007 and 2006. Our net loss for the full year 2008 was $6.3 million, as compared to income of $16.8 million in 2007 and $29.3 million in 2006. The loss per diluted share for the year ended December 31, 2008, was $.41, while earnings per diluted share for 2007 and 2006 were $1.05, and $1.86, respectively. Return on average equity declined to -3.06% in 2008 from 7.9% in 2007 and 16.5% in 2006. The provision for credit losses for the year ended December 31, 2008, was $40.4 million compared to $38.9 million in 2007 and $2.7 million in 2006.

Income Statement Overview

Net Interest Income. The following table displays information on net interest income, average yields earned and rates paid, as well as net interest spread and margin information on a tax equivalent basis for the periods indicated. This information can be used to follow the changes in our yields and rates and the changes in our earning assets and liabilities over the past three years:

(Dollars in thousands)	Year Ended December 31,			Increase (Decrease)		Percentage Change	
	2008	2007	2006	08-07	07-06	08-07	07-06
Interest and fee income [(1)]	$142,597	$184,831	$152,358	($42,234)	$32,473	-22.85%	21.31%
Interest expense	$48,696	$68,470	$49,926	($19,774)	$18,544	-28.88%	37.14%
Net interest income [(1)]	$93,901	$116,361	$102,432	($22,460)	$13,929	-19.30%	13.60%
Average interest earning assets	$2,409,896	$2,394,958	$2,066,217	$14,938	$328,741	0.62%	15.91%
Average interest bearing liabilities	$1,876,083	$1,821,299	$1,525,683	$54,784	$295,616	3.01%	19.38%
Average interest earning assets/ Average interest bearing liabilities	128.45%	131.50%	135.43%	-3.04%	-3.93%		
Average yield earned [(1)]	5.92%	7.72%	7.37%	-1.80%	0.35%		
Average rate paid	2.60%	3.76%	3.27%	-1.16%	0.49%		
Net interest spread [(1)]	3.32%	3.96%	4.10%	-0.64%	-0.14%		
Net interest margin [(1)]	3.90%	4.86%	4.96%	-0.96%	-0.10%		

[(1)] Interest earned on nontaxable securities has been computed on a 35% tax equivalent basis.

Net interest income on a tax equivalent basis totaled $93.9 million for the year ended December 31, 2008, a decrease of $22.5 million, or 19.3%, from $116.4 million for 2007, which by contrast was an increase of $13.9 million from 2006. The decrease in net interest income from 2007 to 2008 was mainly due to declining loan yields caused by materially lower market interest rates which we were unable to fully offset by reducing rates paid on deposits and borrowings. The net interest margin decreased from 4.86% in 2007 to 3.90% in 2008 with the main factors being interest reversals related to nonaccrual loans in the two-step and other than two-step construction loan portfolios, lower construction loan fees and balances, cost of funding nonperforming assets on our balance sheet and the lag in the decline of deposit rates relative to the decline in loan yields. The net interest margin was 4.96% in 2006.

Deposit rates and volumes in 2008 were affected by customers' concerns over the stability of the banking system, the failure of several financial institutions and the uncertainty surrounding the U.S. Treasury Department's Troubled Assets Relief Plan ("TARP") Capital Purchase Plan ("CPP"). Business customers, in particular, allocated their funds among multiple banks. Additionally, certain competitors paid high rates relative to market interest rates to retain deposits. While the increase in FDIC deposit insurance limits in October 2008 helped stabilize deposit volumes, the Company continued to experience deposit decreases in certain time deposits and money market accounts with large deposit balances. However, the number of deposit accounts continued to grow in key core deposit categories.

Changing interest rate environments, including the slope, level of, and changes in the yield curve, and competitive pricing pressure, could lead to higher deposit costs, lower loan yields, reduced net interest margin and spread and lower loan fees, all of which could lead to additional pressure on our net interest income. At December 31, 2008, we remained asset sensitive, meaning that earning assets mature or reprice more quickly than interest bearing liabilities in a given time period. For more information on this topic, see "Quantitative and Qualitative Disclosures about Market Risk" in Item 7A of this report below.

We stop recognizing interest on loans at such time as they are moved to nonaccrual status. Interest income reversals may also be required at such time and consequently decrease interest income. We expect the level of interest reversals associated with borrowers defaulting on two-step loans to continue to decline in 2009 compared to 2008, but increase for loans outside the two-step portfolio and therefore to have some continued negative impact on net interest income and net interest margin. We anticipate construction loan balances and associated loan fee revenue will decline further in 2009. Additionally, the cost of funding nonaccruing loans and OREO and the lower value of noninterest bearing deposits in an anticipated low interest rate environment are projected to put continued pressure on our net interest margin in 2009.

Average Balances and Average Rates Earned and Paid. The following table sets forth, for the periods indicated, information with regard to (1) average balances of assets and liabilities, (2) the total dollar amounts of interest income on interest earning assets and interest expense on interest bearing liabilities, (3) resulting yields and rates, (4) net interest income and (5) net interest spread. Nonaccrual loans have been included in the tables as loans carrying a zero yield. Loan fees are recognized as income using the interest method over the life of the loan.

(Dollars in thousands)	Year Ended December 31, 2008			2007			2006		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate (1)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate (1)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate (1)
ASSETS:									
Interest earning balances due from banks	$ 2,333	$ 38	1.63%	$ 1,217	$ 51	4.19%	$ 2,118	$ 109	5.15%
Federal funds sold	16,867	340	2.02%	10,813	513	4.74%	15,139	759	5.01%
Taxable securities (2)	157,648	7,700	4.88%	207,782	10,398	5.00%	228,434	10,840	4.75%
Nontaxable securities (3)	83,826	5,002	5.97%	76,799	4,689	6.11%	70,324	4,457	6.34%
Loans, including fees (4)	2,149,222	129,517	6.03%	2,098,347	169,180	8.06%	1,750,202	136,193	7.78%
Total interest earning assets	2,409,896	142,597	5.92%	2,394,958	184,831	7.72%	2,066,217	152,358	7.37%
Allowance for loan losses	(38,328)			(26,243)			(21,495)		
Premises and equipment	34,141			32,598			30,300		
Other assets	163,910			136,405			118,607		
Total assets	$ 2,569,619			$ 2,537,718			$ 2,193,629		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest bearing demand	$ 279,227	$ 1,963	0.70%	$ 278,734	$ 3,436	1.23%	$ 259,053	$ 2,224	0.86%
Savings	71,542	578	0.81%	72,787	569	0.78%	80,029	459	0.57%
Money market	658,360	14,633	2.22%	665,037	24,953	3.75%	558,734	19,112	3.42%
Time deposits	566,195	20,375	3.60%	554,263	26,078	4.70%	457,077	19,132	4.19%
Short-term borrowings (6)	149,016	4,312	2.89%	136,731	7,057	5.16%	66,139	3,356	5.07%
Long-term borrowings (5)	151,743	6,835	4.50%	113,747	6,377	5.61%	104,651	5,643	5.39%
Total interest bearing liabilities	1,876,083	48,696	2.60%	1,821,299	68,470	3.76%	1,525,683	49,926	3.27%
Demand deposits	470,601			479,311			466,282		
Other liabilities	16,409			24,759			24,016		
Total liabilities	2,363,093			2,325,369			2,015,981		
Stockholders' equity	206,526			212,349			177,648		
Total liabilities and stockholders' equity	$ 2,569,619			$ 2,537,718			$ 2,193,629		
Net interest income		$ 93,901			$ 116,361			$ 102,432	
Net interest spread			3.32%			3.96%			4.10%
Net interest margin			3.90%			4.86%			4.96%

(1) Yield/rate calculations have been based on more detailed information and therefore may not recompute exactly due to rounding.
(2) Includes Federal Home Loan Bank stock balances.
(3) Interest earned on nontaxable securities has been computed on a 35% tax equivalent basis. The tax equivalent basis adjustment for the years ended December 31, 2008, 2007 and 2006, was $1.8 million, $1.6 million and $1.6 million, respectively.
(4) Includes balances of loans held for sale and nonaccrual loans.
(5) Includes junior subordinated debentures with average balance of $51 million for 2008 and $50 million for 2007.
(6) The maximum amount of short-term borrowings was $266.3 million and $193.5 million for the years ended December 31, 2008 and 2007, respectively.

Our net interest margin declined 96 basis points from 2007 to 2008 due primarily to lower market interest rates, the effect of a materially lower volume of interest accruing construction loans, interest reversals on two-step loans and a higher balance of nonperforming construction loans in our loan portfolio. Also interest earning assets re-priced more quickly than our interest bearing liabilities in the decreasing rate environment during 2008, leading to additional pressure on the net interest margin. From 2006 to 2007 our net interest margin decreased by 10 basis points.

Net Interest Income – Changes Due to Rate and Volume. The following table sets forth the dollar amounts of the changes in consolidated net interest income attributable to changes in volume and to changes in interest rates. Changes not due solely to volume or rate and changes due to new product lines, if any, are allocated to volume.

(Dollars in thousands)	Year Ended December 31,					
	2008 compared to 2007			2007 compared to 2006		
	Increase (Decrease) due to: Volume	Increase (Decrease) due to: Yield/Rate	Total Increase (Decrease)	Increase (Decrease) due to: Volume	Increase (Decrease) due to: Yield/Rate	Total Increase (Decrease)
Interest income:						
Interest earning balances due from banks	$ 47	$ (60)	$ (13)	$ (38)	$ (20)	$ (58)
Federal funds sold	287	(460)	(173)	(205)	(41)	(246)
Investment security income:						
Interest on taxable securities	(2,723)	25	(2,698)	(1,132)	690	(442)
Interest on nontaxable securities [1]	429	(115)	314	395	(163)	232
Loans, including fees on loans	2,396	(42,059)	(39,663)	30,741	2,246	32,987
Total interest income [1]	436	(42,669)	(42,233)	29,761	2,712	32,473
Interest expense:						
Interest bearing demand	6	(1,479)	(1,473)	243	969	1,212
Savings	(9)	19	10	(57)	166	109
Money Market	(236)	(10,085)	(10,321)	4,010	1,832	5,842
Time deposits	632	(6,335)	(5,703)	4,589	2,357	6,946
Short-term borrowings	634	(3,379)	(2,745)	3,644	57	3,701
Long-term borrowings [2]	2,130	(1,672)	458	176	558	734
Total interest expense	3,157	(22,931)	(19,774)	12,605	5,939	18,544
Increase (decrease) in net interest income [1]	$ (2,721)	$ (19,738)	$ (22,459)	$ 17,156	$ (3,227)	$ 13,929

[1] Tax exempt income has been adjusted to a tax-equivalent basis using a 35% tax equivalent basis.
[2] Long-term borrowings include junior subordinated debentures.

For the year ended December 31, 2008, net interest income on a tax equivalent basis was $93.9 million, a decline of $22.5 million from 2007. The decline in net interest income was mainly attributable to a 96 basis point decline in the net interest margin but a decline in average earning assets also contributed. The net interest margin contraction was a result of the declining benefit of noninterest bearing deposits as market rates declined and a 64 basis point contraction in the net interest spread. Also, lower real estate construction loan fees and higher interest reversals reduced the net interest margin. Moreover, the net interest margin was also affected by our inability to match the large decline in the Federal Funds rate with a corresponding reduction in deposit and borrowing costs due to market conditions. In 2006, net interest income on a tax equivalent basis was $102.4 million.

Lower loan yields, lower loan fees, interest reversals, especially in the real estate construction portfolio, and higher nonaccrual loan balances, also primarily in the construction portfolio, were the main drivers in the $42 million decline in interest income. Lower deposit rates only partially offset the decline in interest income resulting in a $22.5 million decline in net interest income.

High levels of nonperforming assets, and the cost of funding those assets, and declining loan yields compressing against already low cost of funding are projected to put continued pressure on our net interest margin and net interest income in 2009.

Provision for Credit Losses. The provision for credit losses is comprised of two components, a provision for loans losses related to outstanding loans and a provision for unfunded commitments to address increases in our reserve for unfunded commitments. The provision for credit losses is recorded to bring the allowance for loan losses and the reserve for unfunded commitments to amounts considered appropriate by management based on factors which are described in the "Credit Management" and "Allowance for Credit Losses and Net Loan Charge-offs" sections of this report.

Provisions for credit losses of $40.4 million, $38.9 million, and $2.7 million, were recorded for the years ended December 31, 2008, 2007 and 2006, respectively, while net loan charge-offs were $65.3 million, $7.1 million, and $1.1 million, over those same years. The provision for credit losses in 2008 included a provision for loans other than two-step loans of $30.9 million, up from $8.0 million in 2007, primarily due to adverse risk rating migrations and higher net charge-offs in this portfolio. The increase in the provision for credit losses other than two-step in 2008 was mainly caused by deterioration in the residential construction portfolio caused by the continued weak housing market. The 2008 provision relating to two-step loans was $9.5 million of which $4.8 million was recorded in the fourth quarter. The 2007 provision for credit losses included a fourth quarter provision of $30 million, of which $27.8 million related to the two-step loan portfolio. During 2007 we had a greater proportion of our loan portfolio in construction loans than in 2006, which resulted in greater provisioning as well. Construction loans involve a higher inherent risk profile and are therefore allocated a higher provision for loan losses relative to most other loans in the portfolio

Noninterest Income. Noninterest income remains a key focus for Bancorp, particularly revenues generated by our deposit accounts and payment systems products. Our noninterest income for the year ended December 31, 2008, was $24.6 million down $8.9 million or 27%, compared to $33.5 million in 2007, which was up 19% from $28.1 million in 2006. This decrease predominantly reflected a $6.3 million pretax other-than-temporary impairment ("OTTI") charge recorded during third quarter 2008 related to our investments in Freddie Mac preferred stock, a Lehman Brothers bond, and two pooled trust preferred securities. Service charges on deposit accounts were up $2.6 million, or over 20%, in 2008 and payment systems related revenues increased 13% or $1.0 million compared to 2007. These increases resulted from successful product introductions, new branch locations and marketing efforts and market conditions that increased the number of transaction deposit accounts. In addition, we increased the number of debit and credit card sales to our customer base. In 2008, gains on sales of loans were $2.3 million, down 31% from $3.4 million for 2007. Trust and investment service revenue declined 15% or $1.0 million in 2008 compared to 2007 due to the decline in the equity market and a challenging environment for investment sales. Increased competition and other competitive factors and regulatory changes could adversely affect our ability to sustain fee generation.

Noninterest Expense. Noninterest expense was $90.3 million in 2008, $85.3 in 2007, and $81.7 million in 2006. Noninterest expense increased $5.0 million, or 6% in 2008 compared to 2007. Personnel expenses decreased $2.3 million, or 5%, in 2008 compared to 2007 due to the elimination of bonuses, no employer match under our 401(k) plan, and staff reductions. The decline in personnel costs was more than offset by a $2.0 million increase in FDIC insurance premiums and the $3.9 million in additional expense associated with the two-step program, including personnel, legal and other collections, holding and disposition expenses. Occupancy expense was $9.4 million in 2008, an increase of 10%, compared to $8.5 million in 2007, with the 10% increase in 2008 primarily caused by the addition of new locations and annual rent increases. Marketing expenses decreased $.9 million in 2008 due to decreased promotional expenses largely relating to the high performance checking products.

In response to the challenging economic environment, management has recently initiated a number of actions which are expected to reduce operating expenses when fully implemented. For example, there are continuing efforts to align personnel and other expenses with the reduced economic activity, including lower volumes of real estate transactions, within our markets. Also, in the third quarter of 2008, the Company implemented a Go Green project initiative. The Company encouraged all employees to enroll in iPay Paperless Payroll, has teamed with an outside vendor to encourage customers to enroll in eStatements and Online Bill Pay, and has implemented a secure email site. The Company also re-engineered its work flows to eliminate a nightly courier run. These initiatives are being implemented in a way that we believe best limits the impact on customer service. In an effort to partially offset elevated OREO operating expenses and higher FDIC insurance premiums in 2009, the Company will continue to identify opportunities to reduce personnel costs and lower operating expenses that are consistent with the reduced business activity that has occurred and which is expected to continue in the near term. We expect noninterest expenses associated with nonperforming two-step assets to gradually decline in 2009 compared to 2008 and expense associated with OREO outside the two-step category to increase in 2009.

Changing business conditions, increased costs in connection with retention of, or a failure to retain key employees, lower loan production volumes causing deferred loan origination costs to decline, unexpected increases in OREO expenses, or a failure to manage our operating and control environments could adversely affect our ability to limit expense growth in the future.

Income Taxes. The Company recorded a benefit from income taxes of $7.6 million for 2008, compared to tax expense of $7.1 million for 2007 due primarily to the $13.9 million pretax loss in 2008. For more information regarding Bancorp's income taxes, see Note 13 "Income Taxes" to the Company's audited financial statements included under "Financial Statements and Supplementary Data" in Item 8 of this report.

Balance Sheet Overview

Period end total assets were $2.5 billion as of December 31, 2008, down from $2.6 billion at December 31, 2007. Period end total loans decreased by 5% or $108 million since December 31, 2007 due to the $210 million, or 80%, decline in the two-step loan balances during 2008. Total deposits decreased 3% or $70 million in the same period. Our balance sheet management efforts are focused on capital preservation, while also seeking loan and core deposit growth in targeted areas that support our corporate objectives and include:

- Small business and middle market commercial lending;
- Commercial real estate lending;
- Home equity lending; and
- Core deposit production.

Given the weak economy and housing market in our operating area, the focus of residential housing developers and builders is to sell existing inventory to repay debt and not pursue new projects. Combined with our plan not to solicit additional business for residential construction projects until the market inventory is in balance with market demand this is expected to cause our overall construction loan portfolio to continue to contract in 2009. We also anticipate a more cautious approach to extending new credit in the commercial construction, non-owner occupied commercial real estate and housing related commercial loan categories. Our ability to achieve loan and deposit growth in the future will be dependent on many factors, including the effects of competition, health of the real estate market, economic conditions in our markets, retention of key personnel and valued customers, and our ability to close loans in the pipeline.

The $70 million decrease in deposits was due primarily to weak economic conditions and changing consumer deposit behaviors caused by those conditions. In order to generate core deposits, we put an emphasis on launching transaction and depository services to satisfy the cash and deposit transaction needs of business customers. Our success in retaining low cost demand deposit balances over this past year can also be attributed to the continued emphasis on our free checking products for both the business and consumer segments. Customer demand deposit balances and the attractiveness of interest bearing deposit products, such as money market and time deposit products, are influenced by the level and shape of the yield curve. This, in turn, influences whether we pursue time deposits or other funding sources on a short term basis

Despite significantly lower loan growth amongst our competitors, the competition for deposit funding has and continues to be intense. Due to heightened uncertainty about stability of the banking system larger deposit customers are diversifying balances among multiple banks. Moreover, new entrants into banking, as a result of their recent grants of bank holding company status, are also aggressively pursuing FDIC insured deposits as a new source of funds. These factors have not only impacted volume but also the cost of deposit funding. A sustained fierce competitive environment and customer concerns regarding the safety of their deposits could hinder our efforts to retain and grow our deposit base in the future.

Investment Portfolio

The following table shows the amortized cost and fair value of Bancorp's investment portfolio. At December 31, 2008, Bancorp had no securities classified as held to maturity.

	December 31, 2008			December 31, 2007		
(Dollars in thousands)	Amortized Cost	Fair Value	Unrealized Gain/(Loss)	Amortized Cost	Fair Value	Unrealized Gain/(Loss)
U.S. Treasury securities	$ 200	$ 223	23	$ 200	$ 207	$ 7
U.S. Government agency securities	7,310	7,387	77	60,554	61,557	1,003
Corporate securities	12,608	10,877	(1,731)	20,201	19,568	(633)
Mortgage-backed securities	94,846	92,566	(2,280)	85,050	84,197	(853)
Obligations of state and political subdivisions	81,025	82,398	1,373	85,876	86,106	230
Equity investments and other securities	5,161	5,064	(97)	7,963	7,495	(468)
Total Investment Portfolio	$ 201,150	$ 198,515	$ (2,635)	$ 259,844	$ 259,130	$ (714)

At December 31, 2008, the estimated fair value of the investment portfolio was $198.5 million, compared to $259.1 million at 2007 year end, a decrease of $60.6 million, or 23%. The net unrealized loss on the investment portfolio was $2.6 million at December 31, 2008, representing 1.3% of the total portfolio compared to $.7 million and .3%, respectively, at year end 2007. Bancorp regularly reviews its investment portfolio to determine whether any of its securities are other than temporarily impaired. In addition to accounting and regulatory guidance, in determining whether a security is other-than temporarily impaired, Bancorp periodically considers the duration and amount of each unrealized loss, the financial condition of the issuer and the prospects for a change in market value within a reasonable period of time.

At December 31, 2008, the Company determined there were no OTTI securities in the investment portfolio.

In the third quarter of 2008, the Company recorded OTTI charges totaling $6.3 million pre-tax, $.4 million relating to an investment in a Lehman Brothers bond and $3.1 million related to two pooled trust preferred investments in our corporate securities portfolio, and $2.8 million for an investment in Freddie Mac preferred stock held in our equity and other securities portfolio. In reaching the determination to record these impairments management reviewed the facts and circumstances surrounding the securities, including the duration and amount of the unrealized loss, the financial condition of the issuer and the prospects for a change in market value within a reasonable period of time. For example, factors that led management to conclude that the pooled trust preferred securities were OTTI included, among others, estimated fair market values significantly below our carrying value caused by increased credit spreads and the absence of liquidity. Based on its assessment, management determined that the impairment was OTTI in accordance with GAAP and that charges were appropriate. Government programs, including the TARP, may provide capital to financial institutions that could, in turn, reduce the perceived and actual risk of pooled trust preferred securities, improving their market value and liquidity. Due to current market conditions these securities do not have a liquid market at this time.

For more information regarding Bancorp's fair value calculations, see Note 21 "Fair Value Measurement" to the Company's audited financial statements included under "Financial Statements and Supplementary Data" in Item 8 of this report.

The following table summarizes the contractual maturities and weighted average yields on Bancorp's investment securities:

(Dollars in thousands)	One year or less	Yield	After One through five years	Yield	After Five through ten years	Yield	Due after ten years	Yield	Total	Yield
U.S. Treasury securities	$ -	-	$ 223	4.51%	$ -	-	$ -	-	$ 223	4.51%
U.S. Government agency securities	6,191	5.32%	1,196	3.63%	-	-	-	-	7,387	5.05%
Obligations of state and political subdivisions [1]	2,649	6.44%	25,411	5.99%	37,506	5.79%	16,832	7.17%	82,398	6.16%
Other securities [2]	2	6.16%	15,213	3.93%	39,151	5.00%	54,141	4.97%	108,507	4.84%
Total [1]	$ 8,842	5.66%	$ 42,043	5.17%	$ 76,657	5.39%	$ 70,973	5.49%	$ 198,515	5.39%

[1] Yields are stated on a federal tax equivalent basis at 35%.

[2] Does not reflect anticipated maturity from prepayments on mortgage-based and asset-based securities. Anticipated lives are significantly shorter than contractual maturities.

The average life of Bancorp's investment portfolio decreased from 4.7 years at December 31, 2007 to 4.3 years at December 31, 2008. Management may consider selling certain securities and realizing gains and/or losses in the Company's investment portfolio on an on-going basis as part of Bancorp's overall business strategy. For more information regarding Bancorp's investment securities, see Note 3 "Investments Securities" to the Company's audited financial statements included under "Financial Statements and Supplementary Data" in Item 8 of this report.

Loan Portfolio

The following table provides the composition of the loan portfolio and the balance of our allowance for loan losses for the periods shown:

(Dollars in thousands)	December 31, 2008 Amount	Percent	2007 Amount	Percent	2006 Amount	Percent	2005 Amount	Percent	2004 Amount	Percent
Commercial	$ 482,405	23%	$ 504,101	23%	$ 463,188	24%	$ 364,604	23%	$ 357,776	25%
Real estate construction	285,149	14%	517,988	24%	365,954	19%	210,828	14%	116,974	8%
Real estate mortgage	393,208	19%	330,803	15%	287,495	15%	242,015	15%	212,959	15%
Commercial real estate	882,092	43%	796,622	37%	804,865	41%	709,176	45%	704,390	49%
Installment and other consumer	21,942	1%	23,155	1%	26,188	1%	27,831	2%	35,895	3%
Total loans	2,064,796	100%	2,172,669	100%	1,947,690	100%	1,554,454	100%	1,427,994	100%
Allowance for loan losses	(28,920)	1.40%	(46,917)	2.16%	(23,017)	1.18%	(20,469)	1.32%	(18,971)	1.33%
Total loans, net	$ 2,035,876		$ 2,125,752		$ 1,924,673		$ 1,533,985		$ 1,409,023	

The Company's loan portfolio was $2.1 billion at December 31, 2008, a decrease of $108 million or 5% from December 31, 2007. Total real estate construction loans contracted $232.8 million, or 45%, in 2008 compared to 2007, in part due to the significant weakness in the residential housing market in our region. Loan growth outside the construction portfolio was 8% driven by growth in commercial real estate and residential mortgage categories.

Interest and fees earned on our loan portfolio is our primary source of revenue, and a decline in loan originations will have a negative impact on loan balances, interest income, and loan fees earned. We anticipate continued weakness in the economy and housing market to result in construction loan balances declining further in 2009, and thus put continued downward pressure on loan related revenues.

The following table presents the maturity distribution and interest rate sensitivity of the Company's loan portfolio by category at December 31, 2008:

(Dollars in thousands)	Commercial Loans	Real Estate Construction	Real Estate Mortgage	Real Estate Commercial	Installment and other	Total
Maturity distribution: (1)						
Due within one year	$ 263,685	$ 270,907	$ 37,509	$ 68,635	$ 5,461	$ 646,197
Due after one through five years	159,698	3,590	72,749	70,436	7,044	313,517
Due after five years	59,022	10,652	282,950	743,021	9,437	1,105,082
Total	$ 482,405	$ 285,149	$ 393,208	$ 882,092	$ 21,942	$ 2,064,796
Interest rate sensitivity:						
Fixed-interest rate loans	$ 130,551	$ 59,254	$ 140,551	$ 180,381	$ 10,640	$ 521,377
Floating or adjustable interest rate loans (2)	351,854	225,895	252,657	701,711	11,302	1,543,419
Total	$ 482,405	$ 285,149	$ 393,208	$ 882,092	$ 21,942	$ 2,064,796

(1) The table is based on stated maturity, not expected maturity or duration.

(2) Certain loans contain provisions which place maximum or minimum limits on interest rates or interest rate changes. Adjustable rate loans include all loans whose rates change annually or more frequently and also includes certain loans whose rates change less frequently than annually.

Loans held for sale at December 31, 2008, were $2.9 million compared to $3.2 million at December 31, 2007. The majority of our loan sales are residential real estate mortgage loans and the guaranteed portion of SBA loans. These loans are generally sold on an individual basis. Residential real estate mortgage loans have been sold without retaining servicing rights or obligations. The guaranteed portions of SBA loans have been sold from time to time, with servicing rights and obligations usually retained.

As of December 31, 2008, and 2007, we had $22.9 million and $18.9 million, respectively, in outstanding loans to persons serving as directors, senior officers, principal stockholders and their related interests. These loans were made substantially on the same terms, including interest rates, maturities and collateral, as those made to other customers of the Bank. At December 31, 2008, and 2007, the Bank had no banker's acceptances. Below is a discussion of our loan portfolio by category.

Commercial. Expanding our commercial and industrial loan portfolio, along with business deposits, has been a major component of our strategic initiatives since 2000 and continues today. The $22 million, or 4%, decline in this portfolio in 2008 was a direct reflection of the adverse economic conditions. Additionally, the Company exercised its right to exit certain credit relationships with increased risk profiles. At year end 2008, the commercial loan line utilization was consistent with past seasonality trends. Notwithstanding the decline in our commercial portfolio, we believe continued development of our treasury management product line, including our iDeposit product, enhance our ability to attract and retain commercial lending and core deposit relationships which are an integral part of our business strategy. We also believe that our branch network continues to be an important point of service contact for our commercial relationships.

Real Estate Construction. The composition of real estate construction loans as of December 31, 2008, 2007, and 2006 is presented in the following table:

	December 31,					
	2008		2007		2006	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Commercial construction	$ 92,615	32%	$ 90,670	17%	$ 63,592	17%
Two-step residential construction to individuals	53,084	19%	262,952	51%	171,692	47%
Residential construction to builder	71,296	25%	80,737	16%	62,709	17%
Residential subdivision or site development	68,485	24%	84,620	16%	70,351	20%
Net deferred fees	(331)	0%	(991)	0%	(2,390)	-1%
Total real estate construction loans	$ 285,149	100%	$ 517,988	100%	$ 365,954	100%

At December 31, 2008, real estate construction loans were $285 million, down $233 million or 45% compared to $518 million at December 31, 2007. The total real estate construction portfolio represented approximately 14% of the Company's total loan portfolio at year end 2008, down from 24% at December 31, 2007. The majority of the decline in the construction portfolio was caused by the 80% contraction in the two-step residential construction portfolio. A decline in residential construction lending to builders and residential subdivision or site development loans also contributed to the overall decline in the total real estate construction portfolio. The commercial construction portfolio remained relatively flat in 2008, and accounted for 32% of the total real estate construction portfolio, up from 17% at year end 2007.

Real Estate Mortgage. The following table presents the components of our real estate mortgage loan portfolio:

	December 31, 2008		December 31, 2007		Change		September 30, 2008	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Standard mortgage	$ 87,628	22%	$ 86,901	26%	$ 727	1%	$ 89,348	23%
Nonstandard mortgage loan	32,597	8%	7,495	2%	25,102	335%	33,820	9%
Home equity loans and lines of credit	272,983	70%	236,407	72%	36,576	15%	266,385	68%
Total real estate mortgage	$ 393,208	100%	$ 330,803	100%	$ 62,405	19%	$ 389,553	100%

At December 31, 2008, real estate mortgage loan balances were $393.2 million or approximately 19% of the Company's total loan portfolio. Of that amount, $32.6 million, or 8%, was nonstandard mortgage loans, an increase of $25.1 million over year end 2007. In late 2007, we developed a set of mortgage loan products to provide bridge financing and permanent mortgage loans, collectively called nonstandard mortgage loans, to motivated borrowers with maturing loans originally issued in our two-step loan program. This product was designed to assist two-step borrowers in their transition from a construction loan to permanent financing. Financing terms are generally more flexible than our standard products. At December 31, 2008, the balance of nonstandard mortgage loans was $32.6 million, while nonaccrual and delinquent nonstandard mortgage loans were $16.2 million. We elected to place certain nonstandard mortgage loans on nonaccrual status at origination of such loans due to their structure. At December 31, 2008, 42% of the nonaccrual nonstandard mortgage loans were performing according to their payment terms. We believe nonstandard mortgage loan accruing and nonaccruing balances peaked in 2008. Only a limited number of nonstandard mortgage loans have been originated since the second quarter of 2008 and looking forward, the number of additional nonstandard mortgage loan originations is also expected to be limited.

Home equity lines and loans were $273 million, or 70%, of the real estate mortgage portfolio. The Bank's home equity lines and loans were almost entirely generated within our market area and were originated by our branches. The portfolio has grown steadily over the past few years as a result of focused and ongoing local marketing efforts.

As shown in the table below, the home equity line utilization percentage has averaged approximately 55% and has been fairly consistent across the year of origination:

	Year of Origination						
(Dollars in thousands)	2008	2007	2006	2005	2004	2003 & Earlier	Total
Home Equity Lines							
Commitments	$ 72,893	$ 90,443	$ 95,548	$ 71,005	$ 33,209	$ 66,447	$ 429,545
Outstanding Balance	40,050	51,549	55,589	43,377	17,872	31,020	239,457
Utilization	54.9%	57.0%	58.2%	61.1%	53.8%	46.7%	55.3%
Home Equity Loans							
Outstanding Balance	10,732	8,727	7,358	1,628	1,229	3,852	33,526
Total Home Equity Outstanding	$ 50,782	$ 60,276	$ 62,947	$ 45,005	$ 19,101	$ 34,872	$ 272,983

As indicated in the table below, the average Beacon score for borrowers in the home equity line and loan portfolios were 763 and 729, respectively at December 31, 2008. The delinquencies and charge-offs have been very modest within these portfolios. The original average loan-to-value ratios of 65% and 64% for the home equity line and loan portfolios, respectively, reflect that the majority of the originations were done at loan-to-value ratios of less than 80%. The significant amount of related loans and deposits is a result of our home equity line and loan portfolios being sourced to relationship customers through our branch network.

The following table presents an overview of home equity lines of credit and loans as of the dates shown:

(Dollars in thousands)

	December 31, 2008		December 31, 2007	
	Lines	Loans	Lines	Loans
Total Outstanding Balance	$239,457	$33,526	$204,813	$31,594
Average Current Beacon Score	763	729	753	723
Delinquent % 30 Days or Greater	0.04%	0.22%	0.20%	0.07%
% Net Charge-Offs (Recoveries) Year to Date	0.05%	0.28%	0.30%	-0.05%
% 1st Lien Position	34%	39%	34%	41%
% 2nd Lien Position	66%	61%	66%	59%
Overall Original Loan-to-Value	65%	64%	63%	63%
Original Loan-to-Value < 80%	75%	66%	77%	69%
Original Loan-to-Value > 80, < 90%	24%	28%	22%	24%
Original Loan-to-Value > 90, < 100%	1%	6%	1%	7%
	100%	100%	100%	100%
Total Related Loans and Deposit Dollars [1]	$367,956	$20,857	$365,718	$33,739

[1]These amounts represent loans other than home equity and deposit balances associated with our customers who have a home equity line or loan.

The following table shows home equity lines of credit and loans by market areas and indicates a geographic distribution of balances representative of our branch presence in these markets:

(Dollars in thousands) Region		December 31, 2008	Percent of total		December 31, 2007	Percent of total
Portland, Oregon / Vancouver, Washington	$	114,148	42%	$	97,322	41%
Willamette Valley (Salem, Eugene)		85,293	31%		77,330	33%
Western Washington (Olympia, Seattle)		36,499	14%		31,701	13%
Oregon Coast (Newport, Lincoln City)		25,032	9%		21,191	9%
Central Oregon (Bend, Redmond)		8,553	3%		6,593	3%
Other		3,458	1%		2,270	1%
Total home equity loans and lines of credit	$	272,983	100%	$	236,407	100%

The majority of our home equity lines and loans are associated with homes in the Portland/Vancouver and Willamette Valley markets.

Commercial Real Estate. The composition of commercial real estate loan types based on collateral is as follows:

(Dollars in thousands)		December 31, 2008			December 31, 2007	
		Amount	Percent		Amount	Percent
Office Buildings	$	195,000	22.1%	$	179,000	22.5%
Retail Facilities		118,100	13.4%		110,100	13.8%
Commercial/Agricultural		65,200	7.4%		54,400	6.8%
Medical Offices		62,100	7.1%		51,400	6.5%
Multi-Family - 5+ Residential		59,400	6.7%		61,600	7.7%
Industrial parks and related		58,500	6.6%		48,800	6.1%
Manufacturing Plants		42,100	4.8%		39,200	4.9%
Hotels/Motels		36,500	4.1%		42,100	5.3%
Land Development and Raw Land		31,600	3.6%		25,000	3.1%
Mini Storage		27,700	3.2%		17,000	2.1%
Assisted Living		20,300	2.3%		12,400	1.6%
Food Establishments		18,900	2.1%		18,300	2.3%
Other		146,700	16.6%		137,300	17.3%
Total commercial real estate loans	$	882,100	100.0%	$	796,600	100.0%

The commercial real estate portfolio increased $85.5 million from December 31, 2007 to December 31, 2008. The 11% growth during 2008, or about twice the average annual growth from 2001 through 2007, reflected a material decline in the prepayment volume as well as improved pricing and transaction terms as competition from secondary market participations decreased considerably in 2008. At year end 2008, office buildings and retail facilities accounted for 36% of the collateral securing the commercial real estate portfolio, constant with year end 2007. We believe Bancorp's underwriting of commercial real estate loans is adequate with loan to value ratios at origination generally not exceeding 75% and debt service coverage ratios generally at 120% or better.

The composition of the commercial real estate loan portfolio by occupancy type is as follows:

(Dollars in thousands)		December 31, 2008			December 31, 2007			Change	
		Amount	Percent		Amount	Percent		Amount	Percent
Owner occupied	$	416,817	47%	$	382,387	48%	$	34,430	9%
Non-owner occupied		465,275	53%		414,235	52%		51,040	12%
Total commercial real estate loans	$	882,092	100%	$	796,622	100%	$	85,470	11%

The owner occupied commercial real estate and non-owner occupied segments expanded fairly evenly in 2008. We believe the commercial real estate portfolio to be a relatively mature portfolio with an average loan to value for the non-owner occupied segment at approximately 50%. Due to the weak economic conditions we anticipate less growth in the commercial real estate loan portfolio, and particularly, in the non-owner occupied segment in 2009.

Credit Management.

Credit risk is inherent in our lending activities. We manage the general risks inherent in the loan portfolio by following loan policies and underwriting practices designed to result in prudent lending activities. In addition, we attempt to manage our risk through our credit administration and credit review functions that are designed to help confirm our credit standards are being followed. Through the credit review function we monitor credit related policies and practices on a post approval basis. Significant findings and periodic reports are communicated to the chief credit officer and chief executive officer and, in certain cases, to the Loan, Investment, and Asset Liability Committee, which is made up of certain directors. Credit risk in the loan portfolio can be amplified by loan concentrations. We manage our concentration risk on an ongoing basis by establishing a maximum amount of credit that may be extended to any one borrower and by employing concentration limits that regulate exposure levels by portfolio segment.

Our residential construction portfolio, consisting of developers and builders, is a portfolio we consider to have higher risk. The current downturn in residential real estate has slowed land, lot and home sales within our markets and has resulted in lengthening the marketing period for completed homes and has negatively affected borrower liquidity and collateral values. During 2008 we took steps to reduce our exposure to residential construction, including establishing new targets to lower our concentration levels in loans of this type. We also expect the downturn in housing to continue to increase the risk profile of related commercial borrowers, particularly those that are involved in commercial activities that support the supply chain of products and services used by the housing industry. Accordingly, we are monitoring the financial condition of existing borrowers within this commercial loan segment and are selectively managing the level of loan exposure downward. An important component of managing our residential construction portfolio involves stress testing, at both a portfolio and individual borrower level. Our stress test for individual residential construction borrowers focuses on examining project performance relative to cash flow and collateral value under a range of assumptions that include interest rates, absorption, unit sales prices, and capitalization rates. This level of risk monitoring assists the Bank to timely identify potential problem loans and develop action plans, which may include requiring borrowers to replenish interest reserves, decrease construction draws, or transfer the borrowing relationship to our special asset team for closer monitoring.

Current economic conditions are the most challenging the banking industry has faced in many years, and we expect economic pressures to continue during 2009 and beyond. Consequently, we are tightly focused on monitoring and managing credit risk across all of our loan portfolios. As part of our ongoing lending process, internal risk ratings are assigned to each commercial, commercial real estate and real estate construction loan before the funds are advanced to the customer. Credit risk ratings are based on our assessment of the borrower's credit worthiness and the quality of our collateral position at the time a particular loan is made. Thereafter, credit risk ratings are evaluated on an ongoing basis focusing on our interpretation of relevant risk factors known to us at the time of each evaluation. Large credit relationships have their credit risk rating reviewed at least annually, and given current economic conditions, risk rating evaluations may occur more frequently. Our relationship managers play a critical element in this process by evaluating the ongoing financial condition of each borrower in their respective portfolio of loans. These activities include, but are not limited to, maintaining open communication channels with borrowers, analyzing periodic financial statements and cash flow projections, evaluating collateral, monitoring covenant compliance, and evaluating the financial capacity of guarantors. Collectively, these activities represent an ongoing process which results in an assessment of credit risk associated with each commercial, commercial real estate, and real estate construction loan consistent with our internal risk rating guidelines. Our risk rating process is a central component in estimating the required allowance for credit losses, as discussed in the Allowance for Credit Losses section which follows. Credit files are also examined periodically on a sample test basis by our credit review department and internal auditors, as well as by regulatory examiners.

Although a risk of nonpayment exists with respect to all loans, certain specific types of risks are associated with different types of loans. The expected source of repayment of Bancorp's loans is generally the cash flow of a particular project, income from the borrower's business, proceeds from the sale of real property, proceeds of refinancing, or personal income. Real estate is frequently a material component of collateral for our loans. Risks associated with loans secured by real estate include the risks of decreasing land and property values, material increases in interest rates, deterioration in local economic conditions, changes in tax policies, and tightening credit or refinancing markets. A concentration of loans within any one market area may increase these risks. For more information on this topic, see "Risk Factors" in Item 1A of this report above.

Nonperforming Assets and Delinquencies

Nonperforming assets. Nonperforming assets consist of nonaccrual loans, loans past due more than 90 days and still accruing interest, and OREO. The following table presents information with respect to nonaccrual loans by category and OREO for the periods presented:

(Dollars in thousands)	December 31, 2008	2007	2006	2005	2004
Commercial	$ 6,250	$ 2,401	$ 385	$ 625	$ 436
Real estate construction	93,634	22,121	567	-	-
Real estate mortgage	24,555	552	-	228	-
Commercial real estate	3,145	1,353	516	231	1,367
Installment and other consumer	6	-	-	4	-
Total loans on nonaccrual status	127,590	26,427	1,468	1,088	1,803
Loans past due 90 days or more but not on nonaccrual status	-	-	-	-	-
Other real estate owned	70,110	3,255	-	-	384
Total nonperforming assets	$ 197,700	$ 29,682	$ 1,468	$ 1,088	$ 2,187
Percentage of nonperforming assets to total assets	7.86%	1.12%	0.06%	0.05%	0.12%
Total assets	$ 2,516,140	$ 2,646,614	$ 2,465,372	$ 1,997,138	$ 1,790,919

At December 31, 2008, total nonperforming assets were $197.7 million, or 7.86% of total assets, compared to $29.7 million, or 1.12% of total assets, at December 31, 2007. Nonaccrual loans increased to $127.6 million at December 31, 2008, from $26.4 million at December 31, 2007. For additional information, see "Nonperforming Assets and Delinquencies – Two-Step Loans" in Item 7 of this report below.

During our normal loan review procedures, a loan is considered to be impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral less selling costs if the loan is collateral dependent. Loans that are measured at lower of cost or fair value and certain large groups of smaller balance homogeneous loans collectively measured for impairment, are excluded from impairment measurement. Impaired loans are charged to the allowance for loan losses when management believes, after considering economic, market, and business conditions, collection efforts, collateral position, and other factors deemed relevant, that the borrower's financial condition is such that collection of principal and interest is not probable.

At December 31, 2008, and 2007, Bancorp's recorded investment in certain loans that were considered to be impaired was $161.9 million and $33.2 million, respectively. At December 31, 2007, $21.7 million of these impaired loans had a specific related valuation allowance of $3.6 million while $11.5 million did not require a specific valuation allowance. At December 31, 2008, there were no specific valuation allowances for impaired loans due to the Company's revised loan policy on accounting for the recognition of impairment on real estate collateral dependent loans in the first quarter ended March 31, 2008. The Company now charges off the amount of impairment at the time of impairment, rather than placing the impaired loan amount in a specific reserve within the allowance for loan losses. The average recorded investment in impaired loans for the years ended December 31, 2008, 2007, and 2006 was $128.6 million, $15.5 million and $3.8 million, respectively. For the years ended December 31, 2008, 2007, and 2006, interest income recognized on impaired loans totaled $1,195,000, $23,000, and $220,000, respectively, all of which was recognized on a cash basis. Interest income on loans is accrued daily on the principal balance outstanding. Generally, loans are placed on nonaccrual status and no interest is accrued when factors indicate collection of interest or principal in accordance with the contractual terms is doubtful or when the principal or interest payment becomes 90 days past due. For such loans, previously accrued but uncollected interest is reversed and charged against current earnings and additional income is only recognized to the extent payments are subsequently received and the loan comes out of nonaccrual status. Interest income foregone on nonaccrual loans was approximately $13.6 million, $1.4 million, and $.1 million in 2008, 2007, and 2006, respectively.

The following table presents activity in the total OREO portfolio for the periods shown:

(Dollars in thousands)	2008 Amount	2008 Number	2007 Amount	2007 Number
Beginning balance January 1	$ 3,255	15	$ -	1
Additions to OREO	2,461	10	340	1
Capitalized improvements	246		-	
Valuation adjustments	-		-	
Disposition of OREO	(274)	(1)	(340)	(1)
Ending balance March 31	$ 5,688	24	$ -	1
Additions to OREO	25,197	94	-	-
Capitalized improvements	193		-	
Valuation adjustments	(245)		-	
Disposition of OREO	(2,941)	(10)	-	-
Ending balance June 30	$ 27,892	108	$ -	1
Additions to OREO	26,786	103	1,374	6
Capitalized improvements	179		-	
Valuation adjustments	(1,118)		-	
Disposition of OREO	(5,618)	(22)	(191)	(1)
Ending balance September 30	$ 48,121	189	$ 1,183	6
Additions to OREO	33,355	129	2,015	9
Capitalized improvements	711		57	
Valuation adjustments	(3,422)		-	
Disposition of OREO	(8,655)	(30)	-	
Ending balance December 31	$ 70,110	288	$ 3,255	15

OREO is real property of which the Bank has taken substantial possession or that has been deeded to the Bank through a deed-in-lieu of foreclosure, non-judicial foreclosure, judicial foreclosure or similar process in partial or full satisfaction of a loan or loans. The Company had 288 OREO properties at December 31, 2008, with a total net book value of $70.1 million. All but one of these properties was associated with residential uses. OREO is initially recorded at the lower of the carrying amount of the loan or fair value of the property less estimated costs to sell. This amount becomes the property's new basis. Management considers third party appraisals as well as independent fair market value assessments from realtors or persons involved in selling OREO in determining the fair value of particular properties. Accordingly, the valuation of OREO is subject to significant external and internal judgment. Any differences between management's assessment of fair value, less estimated cost to sell, and the carrying value of the loan at the date a particular property is transferred into OREO are charged to the allowance for credit losses. Thereafter, decreases in the value of OREO are considered valuation adjustments and trigger a corresponding charge to line item "other real estate owned sales and valuation adjustments" within total noninterest income of the consolidated statements of income.

Management also periodically reviews OREO to determine whether the property continues to be carried at the lower of its recorded book value or fair value, net of estimated costs to sell. Any further OREO valuation adjustments or subsequent gains or losses on the final disposition of OREO are charged to other noninterest income. Expenses from the maintenance and operations of OREO are included in other noninterest expense in the statements of income (loss).

Delinquencies. Bancorp also monitors delinquencies, defined as balances 30-89 days past due, not in nonaccrual status, as an important indicator for future nonperforming assets. Total delinquencies were .39% of total loans at December 31, 2008, down from 2.05% at December 31, 2007. Delinquencies of real estate construction loans decreased from $36.9 million at year end 2007 to $1.9 million at year end 2008, as previously delinquent loans moved to nonaccrual status and OREO.

The following table summarizes total delinquent loan balances by type of loan for the periods shown:

(Dollars in thousands)	December 31,					
	2008 Amount	% of category	2007 Amount	% of category	2006 Amount	% of category
Commercial	$ 2,814	0.58%	$ 6,086	1.21%	$ 299	0.06%
Real estate construction	1,940	0.68%	36,941	7.13%	12,223	3.69%
Real estate mortgage	1,934	0.49%	531	0.16%	2,069	0.53%
Commercial real estate	1,324	0.15%	792	0.10%	306	0.04%
Installment and other consumer	80	0.36%	134	0.58%	111	0.49%
Total loans 30-89 days past due, not in nonaccrual status	$ 8,092		$ 44,484		$ 15,008	
Delinquent loans to total loans	0.39%		2.05%		0.71%	

For further discussion, see "Nonperforming Assets and Delinquencies – Other Than Two-Step Loans" and "Nonperforming Assets and Delinquencies – Two-Step Loans" in Item 7 of this report below.

Allowance for Credit Losses and Net Loan Charge-offs

Allowance for Credit Losses. An allowance for credit losses has been established based on management's best estimate, as of the balance sheet date, of probable losses inherent in the loan portfolio. The actual losses may vary significantly from the estimated amounts. For more information on this topic, see "Critical Accounting Policies" in Item 7 of this report above. The allowance for credit losses is comprised of two components: the allowance for loan losses, which is the sum of the specific, formula and unallocated allowance, and the reserve for unfunded commitments. Our methodology for determining the allowance for credit losses consists of several key elements, which include:

- **Specific Allowances.** A specific allowance was generally established when management had identified unique or particular risks that were related to a specific loan that demonstrated risk characteristics consistent with impairment. Specific allowances were also established when management estimated the amount of an impairment on a loan, typically on a non real estate collateralized loan. The Company revised its loan policy on accounting for the recognition of impairment on real estate collateral dependent loans in the first quarter ended March 31, 2008. Impairments on real estate collateralized loans are now charged off immediately to the allowance for loan losses. Applying this policy change has accelerated the timing of charge-offs associated with real estate collateral dependent impaired loans. In addition, known impairments on non-real estate secured loans are charged off immediately rather than recording a specific reserve in the allowance for loan losses at the time of impairment. Specific allowances may also be established to address the unique risks associated with a group of loans or particular type of credit exposure, for example, potential losses associated with overdrafts.

- **Formula Allowance.** The formula allowance is calculated by applying loss factors to individual loans based on the assignment of risk ratings, or through the assignment of loss factors to homogenous pools of loans. Changes in risk grades of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on our historical loss experience and such other data as management believes to be pertinent, and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

- **Unallocated Allowance.** The unallocated loan loss allowance represents an amount for imprecision or uncertainty that is inherent in estimates used to determine the allowance, which may change from period to period. This portion of the allowance for loan losses currently applies to other than two-step loans, and is the result of our judgment about risks inherent in the portfolio, economic uncertainties, historical loss experience relative to current trends, and other subjective factors. Other considerations include: regional economic and business conditions that impact important segments of our portfolio, loan growth rates, depth and skill of lending staff, the interest rate environment, and bank regulatory examination results and findings of our internal credit examiners. Prior to September 30, 2007, the unallocated portion of our allowance also covered expected losses associated with unfunded commitments.

- **Reserve for Unfunded Commitments.** A reserve for unfunded commitments is maintained at a level that, in the opinion of management, is adequate to absorb probable losses associated with commitments to lend funds under existing agreements, for example, the Bank's commitment to fund advances under lines of credit. The reserve amount for unfunded commitments is determined based on our methodologies described above with respect to the formula allowance. As our unfunded commitments decrease due to the transition to a funded loan, the corresponding reserve for unfunded commitments will decrease. The decrease to the provision for credit losses associated with decreases in the balance of unfunded commitments will typically be offset by an increase in the allowance for loan losses related to an additional amount funded. For more information on this topic, see "Critical Accounting Policies" in Item 7 of this report above. The reserve for unfunded commitments was $1.0 million at December 31, 2008, due mainly to the estimated required allowance for unfunded commitments associated with the two-step portfolio. For more information on this topic, see "Allowance for Credit Losses - Two-Step Loans" in Item 7 of this report below.

At December 31, 2008, the allowance for credit losses was $29.9 million, consisting of no specific allowance, a $27.0 million formula allowance, a $1.9 million unallocated allowance and a $1.0 million reserve for unfunded commitments. At December 31, 2007, the allowance for credit losses was $54.9 million, consisting of a $3.6 million specific allowance, $41.4 million formula allowance, a $1.9 million unallocated allowance and an $8.0 million reserve for unfunded commitments. The decrease in the total allowance during 2008 was largely due to decreases in the reserve for credit losses associated with two-step loans, which are no longer being originated, for which a $30.1 million reserve for credit losses was in place at year end 2007. Other elements which contributed to the reduction in total allowance for loan losses were charge-offs, reduced balances of unfunded commitments and fewer delinquent and nonaccrual loans in the two-step portfolio. For more information on this topic, see "Allowance for Credit Losses - Two-Step Loans" in Item 7 of this report below.

Our allowance incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures." These accounting standards prescribe the measurement, income recognition and guidelines concerning impaired loans. In addition, net overdraft losses are included in the calculation of the allowance for credit losses per the guidance provided by regulatory authorities in the "Joint Guidance on Overdraft Protection Programs."

Changes in the total allowance for credit losses for full years ended December 31, 2008 through December 31, 2004, are presented in the following table:

(Dollars in thousands)	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Loans outstanding at end of period	$ 2,064,796	$ 2,172,669	$ 1,947,690	$ 1,554,454	$ 1,427,994
Average loans outstanding during the period	$ 2,146,870	$ 2,094,977	$ 1,745,777	$ 1,479,933	$ 1,301,447
Allowance for credit losses, beginning of period	$ 54,903	$ 23,017	$ 20,469	$ 18,971	$ 18,131
Allowance for loan losses, from acquisition	-	-	887	-	-
Loans charged off:					
Commercial	(6,464)	(3,798)	(831)	(634)	(1,149)
Real estate	(59,932)	(2,611)	(48)	(33)	(527)
Installment and consumer	(531)	(254)	(130)	(507)	(698)
Overdraft	(1,328)	(1,050)	(912)	(450)	-
Total loans charged off	(68,255)	(7,713)	(1,921)	(1,624)	(2,374)
Recoveries:					
Commercial	203	269	501	478	438
Real estate	2,409	42	40	108	340
Installment and consumer	78	112	75	279	176
Overdraft	229	220	233	82	-
Total recoveries	2,919	643	849	947	954
Net loans charged off	(65,336)	(7,070)	(1,072)	(677)	(1,420)
Provision for credit losses	40,367	38,956	2,733	2,175	2,260
Allowance for credit losses, end of period	$ 29,934	$ 54,903	$ 23,017	$ 20,469	$ 18,971
Components of allowance for credit losses					
Allowance for loan losses	$ 28,920	$ 46,917	$ 23,017	$ 20,469	$ 18,971
Reserve for unfunded commitments	1,014	7,986	-	-	-
Total allowance for credit losses	$ 29,934	$ 54,903	$ 23,017	$ 20,469	$ 18,971
Ratio of net loans charged off to average loans outstanding	3.04%	0.34%	0.06%	0.05%	0.11%
Ratio of allowance for loan losses to end of period loans	1.40%	2.16%	1.18%	1.32%	1.33%
Ratio of allowance for credit losses to end of period loans	1.45%	2.53%	1.18%	1.32%	1.33%

At December 31, 2008, our allowance for credit losses was 1.45% of total loans, compared with an allowance for credit losses at December 31, 2007, of 2.53% of total loans, while our total allowance for loan losses was $28.9 million, or 1.40% of total loans at year end 2008 compared to $46.9 million, or 2.16% of total loans at year end 2007.

The following table presents the composition by loan category of the Company's total allowance for loan losses:

(Dollars in thousands)	December 31, 2008 Amount	% of loans in each loan category to total loans	December 31, 2007 Amount	% of loans in each loan category to total loans
Commercial	$ 6,563	23.4%	$ 8,416	23.2%
Real estate construction	7,654	13.8%	28,123	23.8%
Real estate mortgage	4,903	19.0%	1,645	15.2%
Commercial real estate	6,539	42.7%	5,808	36.7%
Installment and other consumer	1,318	1.1%	1,044	1.1%
Unallocated	1,943	-	1,881	-
Total allowance for loan losses	$ 28,920		$ 46,917	

Overall, we believe that the allowance for credit losses is adequate to absorb losses in the loan portfolio at December 31, 2008. The process for determining the adequacy of the allowance for credit losses is critical to our financial results. It requires difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are uncertain. Therefore, we cannot provide assurance that, in any particular period, we will not have sizeable credit losses in relation to the amount reserved. We may later need to significantly adjust the allowance for credit losses considering factors in existence at such time, including economic, market, or business conditions and the results of ongoing internal and external examination processes.

Net Loan Charge-offs. During 2008, total net loan charge-offs were $65.3 million compared to $7.1 million in 2007. Net loan charge-offs in 2006 were $1.1 million. Net loan charge-offs reflect the realization of net losses in the loan portfolio that were recognized previously through the provision for credit losses. The total net loan charge-off to total average loans outstanding was 3.04% for the year ended 2008, up from .34% in 2007 and .06% in 2006. The total net loan charge-off percentage increased significantly in 2008 as we recognized loan losses on the two-step loan portfolio. The challenging economic environment is projected to lead to additional losses in the remainder of the loan portfolio in 2009. For more information on this topic see "Net Loan Charge-offs – Loans Other Than Two-Step Loans" and "Net Loan Charge-offs – Two-Step Loans" in Item 7 of this report below.

Additional Loan Portfolio Disclosure

We are providing additional information below regarding nonperforming assets and the allowance for credit losses that distinguishes loans other than two-step loans from those in our two-step loan portfolio. Management is providing this information to aid in the readers understanding of the impact of the two-step loan portfolio on our entire loan portfolio.

The first section includes additional information regarding loans in our loan portfolio other than two-step loans. The second section includes information solely relating to loans in our two-step loan portfolio. For information regarding our total loan portfolio, see "Loan Portfolio" in Item 7 of this report above.

Loans Other Than Two-Step Loans

The following table shows our total loan portfolio by category, as well as the breakout of the two-step loan portfolio from our other real estate construction loans:

	Period End Loan Portfolio By Category							
(Dollars in thousands, unaudited)	December 31, 2008	% of total loans	December 31, 2007	% of total loans	Change Amount	%	September 30, 2008	% of total loans
Commercial loans	$ 482,405	23.4%	$ 504,101	23.2%	$ (21,696)	-4.3%	$ 498,715	23.6%
Comercial real estate construction	92,414	4.5%	90,671	4.2%	1,743	1.9%	88,717	4.2%
Residential real estate construction	192,735	9.3%	427,317	19.7%	(234,582)	-54.9%	242,116	11.5%
Total real estate construction loans	285,149	13.8%	517,988	23.8%	(232,839)	-45.0%	330,833	15.7%
Standard mortgages	87,628	4.2%	86,901	4.0%	727	0.8%	89,348	4.2%
Nonstandard mortgages	32,597	1.6%	7,495	0.3%	25,102	334.9%	33,820	1.6%
Home equity	272,983	13.2%	236,407	10.9%	36,576	15.5%	266,385	12.6%
Total real estate mortgage	393,208	19.0%	330,803	15.2%	62,405	18.9%	389,553	18.5%
Commercial real estate loans	882,092	42.7%	796,622	36.7%	85,470	10.7%	867,902	41.1%
Installment and other consumer loans	21,942	1.1%	23,155	1.1%	(1,213)	-5.2%	22,514	1.1%
Total loans	$ 2,064,796	100%	$ 2,172,669	100%	$ (107,873)	-5.0%	$ 2,109,517	100%
Two-step residential construction loans	$ 53,084	2.6%	$ 262,952	12.1%	$ (209,868)	-79.8%	$ 97,894	4.6%
Total loans other than two-step loans	2,011,712	97.4%	1,909,717	87.9%	101,995	5.3%	2,011,623	95.4%
Total loans	$ 2,064,796	100.0%	$ 2,172,669	100.0%	$ (107,873)	-5.0%	$ 2,109,517	100.0%
Two-step residential construction loans	$ 53,084	2.6%	$ 262,952	12.1%	$ (209,868)	-79.8%	$ 97,894	4.6%
Other than two-step residental construction loans	139,651	6.8%	164,365	7.6%	(24,714)	-15.0%	144,222	6.8%
Total residential real estate construction	$ 192,735	9.3%	$ 427,317	19.7%	$ (234,582)	-54.9%	$ 242,116	11.5%

As shown above, loans other than two-step loans were $2.01 billion at year end 2008, up $102 million, or 5%, from December 31, 2007.

Nonperforming Assets and Delinquencies – Loans and OREO Other Than Two-Step Loans

Nonperforming assets - Loans and OREO Other Than Two-Step Loans. The following table presents information about nonperforming assets and delinquencies relating to loans and OREO other than two-step loans at the dates shown:

(Dollars in thousands, unaudited)	December 31, 2008	Percent of loan category	December 31, 2007	Percent of loan category	September 30, 2008	Percent of loan category
Loans on nonaccrual status:						
Commercial	$ 6,250	1.3%	$ 2,401	0.5%	$ 6,650	1.3%
Real estate construction:						
Commercial real estate construction	2,922	3.2%	-	0.0%	-	0.0%
Residential real estate construction	40,752	21.1%	1,576	0.4%	21,025	8.7%
Total real estate construction	43,674	15.3%	1,576	0.3%	21,025	6.4%
Real estate mortgage:						
Standard mortgage	8,283	9.5%	552	0.6%	6,384	7.1%
Nonstandard mortgage	15,229	46.7%	-	0.0%	11,834	35.0%
Home equity	1,043	0.4%	-	0.0%	644	0.2%
Total real estate mortgage	24,555	6.2%	552	0.2%	18,862	4.8%
Commercial real estate	3,145	0.4%	1,353	0.2%	5,636	0.6%
Installment and consumer	6	0.0%	-	0.0%	14	0.1%
Total nonaccrual loans	77,630	3.8%	5,882	0.3%	52,187	2.5%
90 days past due not on nonaccrual	-		-		-	
Total non-performing loans	77,630	3.8%	5,882	0.3%	52,187	2.5%
Other real estate owned	10,088		-		3,446	
Total non-performing assets	$ 87,718		$ 5,882		$ 55,633	
Delinquent non two-step loans 30-89 days past due, not in nonaccrual status	$ 6,850		$ 7,706		$ 10,919	
Nonperforming non two-step loans to total non two-step loans	3.86%		0.31%		2.59%	
Nonperforming non two-step assets to total assets	3.49%		0.22%		2.16%	
Delinquent non two-step loans to total non two-step loans	0.34%		0.40%		0.54%	

Nonperforming assets related to loans other than two-step loans increased from $5.9 million at year end 2007 to $87.7 million, or 3.49% of total assets, at December 31, 2008. Over 75% of the increase in total nonaccrual loans in 2008 was attributable to residential construction and residential nonstandard mortgage loan categories. At year end 2008 these categories also represented the large majority of the OREO balance for properties other than two-step. An extended recession could have a material adverse impact on future levels of nonaccruing loans and OREO balances and associated credit or property valuation adjustment losses within any of our loan categories.

The following table presents activity in the OREO portfolio related to loans other than two-step loans for the periods shown:

	2008		2007	
(Dollars in thousands)	Amount	Number	Amount	Number [1]
Beginning balance January 1	$ -	1	$ -	1
Additions to OREO	-		-	-
Capitalized improvements	-		-	
Valuation adjustments	-		-	
Disposition of OREO	-		-	-
Ending balance March 31	$ -	1	$ -	1
Additions to OREO	1,651	7	-	-
Capitalized improvements	5		-	-
Valuation adjustments	-		-	
Disposition of OREO	(224)	(1)	-	-
Ending balance June 30	$ 1,432	7	$ -	1
Additions to OREO	2,760	12	-	-
Capitalized improvements	5		-	-
Valuation adjustments	-		-	
Disposition of OREO	(751)	(3)	-	-
Ending balance September 30	$ 3,446	16	$ -	1
Additions to OREO	7,524	23	-	-
Capitalized improvements	1		-	-
Valuation adjustments	(499)		-	
Disposition of OREO	(384)	(2)	-	-
Ending balance December 31	$ 10,088	37	$ -	1
Full year 2008:				
Beginning balance January 1	$ -	1	$ -	1
Additions to OREO	11,935	42	-	-
Capitalized improvements	11	-	-	-
Valuation adjustments	(499)	-	-	-
Disposition of OREO	(1,359)	(6)	-	-
Ending balance December 31	$ 10,088	37	$ -	1

With an increased number of properties in our non two-step OREO portfolio, we anticipate a higher volume of property dispositions in 2009 compared to 2008. There can be no assurance that such sales will not result in additional losses upon sale.

Delinquencies - Loans Other Than Two-Step Loans. Total delinquencies in the other than two-step loan portfolio, defined as loans 30 to 89 days past due, declined slightly to $6.9 million or .34% at December 31, 2008, from $7.7 million or .40%, respectively, at December 31, 2007.

Construction Loans Other Than Two-Step Loans. The following tables provide additional information regarding our real estate construction portfolio for loans other than two-step loans, including additional breakdown of that portfolio among land, residential construction and commercial construction segments, and within each segment, among land, site development and vertical construction loans.

The following table shows the components of our construction and land loans outside the two-step portfolio as of the dates shown:

	Construction and land loans outside the two-step portfolio							
(Dollars in thousands, unaudited)	December 31, 2008		December 31, 2007		Change		September 30, 2008	
	Amount	Percent[2]	Amount	Percent[2]	Amount	Percent	Amount	Percent[2]
Land loans[1]	$ 46,286	17%	$ 44,508	15%	$ 1,778	4%	$ 44,805	16%
Residential construction loans other than two-step loans	136,024	49%	165,359	55%	(29,335)	-18%	144,517	52%
Commercial construction loans	92,616	34%	90,671	30%	1,945	2%	88,630	32%
Total construction and land loans other than two-step loans	$ 274,926	100%	$ 300,538	100%	$ (25,612)	-9%	$ 277,952	100%
Components of residential construction and land loans other than two-step loans:								
Land loans[1]	$ 23,495	15%	$ 23,461	12%	$ 34	0%	$ 24,038	14%
Site development	64,728	40%	84,620	45%	(19,892)	-24%	71,125	42%
Vertical construction	71,296	45%	80,739	43%	(9,443)	-12%	73,392	44%
Total residential construction and land loans other than two-step loans	$ 159,519	100%	188,820	100%	$ (29,301)	-16%	$ 168,555	100%
Components of commercial construction and land loans:								
Land loans[1]	$ 22,791	20%	$ 21,047	19%	$ 1,744	8%	$ 20,767	19%
Site development	607	1%	-	0%	607	0%	77	0%
Vertical construction	92,009	79%	90,671	81%	1,338	1%	88,553	81%
Total commercial construction and land loans	$ 115,407	100%	$ 111,718	100%	$ 3,689	3%	$ 109,397	100%
Components of total construction and land loans other than two-step loans:								
Land loans[1]	$ 46,286	17%	$ 44,508	15%	$ 1,778	4%	$ 44,805	16%
Site development	65,335	24%	84,620	28%	(19,285)	-23%	71,202	26%
Vertical construction	163,305	59%	171,410	57%	(8,105)	-5%	161,945	58%
Total construction and land loans other than two-step loans	$ 274,926	100%	$ 300,538	100%	$ (25,612)	-9%	$ 277,952	100%

[1] Land loans represent balances that are carried in the Company's residential real estate mortgage and commercial real estate loan portfolios.

[2] Calculations have been based on more detailed information and therefore may not recompute exactly due to rounding.

As shown in the table above, residential construction loans represented nearly half of the real estate construction and land loans outside the two-step portfolio, while the commercial construction category accounted for about one third and land loans a modest 17%. At $46 million, land loans represented approximately 2% of the Company's total loan portfolio at December 31, 2008. Our land loans typically had loan to value ratios of 60% or less at the time of origination. The Bank's land commitments were split fairly evenly between commercial and residential uses. Approximately $21 million, or 46%, of the Company's land loans are located in Clark County, Washington and in Multnomah County, Oregon.

In terms of the combined construction and land loans, $163 million, or 59%, was for vertical construction purposes, with the land component at 17% and site development at 24%. In the residential category, the vertical construction represented 45% of loan balances while land and site development combined amounted to 55%. At this time, considering the Company's experience in disposition of homes in its two-step loan and OREO portfolios, we believe the risk and loss exposure associated with residential vertical construction is less than with land and site development loans. Residential land and site development loans represented only 4% of the Company's total loan portfolio at year end 2008.

Within the commercial construction category, vertical construction accounted for the majority or 79% of the loan balances.

The following table shows the comparison of our unfunded commitments for construction and land loans outside the two-step portfolio as of the dates shown, together with the year over year change in unfunded commitment balances:

	Unfunded commitments for construction and land other than two-step			
	December 31, 2008	December 31, 2007	Change	
(Dollars in thousands, unaudited)	Amount	Amount	Amount	Percent
Land	$ 3,070	$ 1,384	$ 1,686	121.8%
Residential construction other than two-step	33,699	106,696	(72,997)	-68.4%
Commercial construction	17,946	43,137	(25,191)	-58.4%
Total construction and land other than two-step loans	$ 54,715	$ 151,217	$ (96,502)	-63.8%
Components of accruing residential construction and land other than two-step:				
Land	$ 234	$ 1,344	$ (1,110)	-82.6%
Site development	4,065	9,700	(5,635)	-58.1%
Vertical construction	29,634	96,996	(67,362)	-69.4%
Total residential construction and land other than two-step	$ 33,933	$ 108,040	$ (74,107)	-68.6%
Components of accruing commercial construction and land:				
Land	$ 2,836	$ 40	$ 2,796	6990.0%
Site development	-	-	-	0.0%
Vertical construction	17,946	43,137	(25,191)	-58.4%
Total commercial construction and land	$ 20,782	$ 43,177	$ (22,395)	-51.9%
Components of total accruing construction and land other than two-step:				
Land	$ 3,070	$ 1,384	$ 1,686	121.8%
Site development	4,065	9,700	(5,635)	-58.1%
Vertical construction	47,580	140,133	(92,553)	-66.0%
Total construction and land other than two-step loans	$ 54,715	$ 151,217	$ (96,502)	-63.8%

As shown in the table above, the unfunded commitment for land and construction loans outside the two-step portfolio declined by $96.5 million or a material 64% during 2008. The volume of new commitments made fell substantially during 2008, and did not offset the commitments drawn or paid off.

The following table shows the components of our nonaccrual construction and land loans outside the two-step portfolio as of the dates shown:

	Nonaccrual construction and land loans oustide the two-step portfolio							
	December 31, 2008		December 31, 2007		Change		September 30, 2008	
(Dollars in thousands, unaudited)	Amount	Percent of loan category[2]	Amount	Percent of loan category[2]	Amount	Percent	Amount	Percent of loan category[2]
Land loans[1]	$ 5,794	12.5%	$ 306	0.7%	$ 5,488	1793.5%	$ 5,308	11.8%
Residential construction loans other than two-step loans	36,994	27.2%	1,576	1.0%	35,418	2247.3%	21,025	14.5%
Commercial construction loans	2,922	3.2%	-	0.0%	2,922	0.0%	-	0.0%
Total nonaccrual construction and land loans other than two-step loans	$ 45,710	16.6%	$ 1,882	0.6%	$ 43,828	2328.8%	$ 26,333	9.5%
Components of nonaccrual residential construction and land loans other than two-step loans:								
Land loans[1]	$ 5,608	23.9%	$ 306	1.3%	$ 5,302	1732.7%	$ 5,308	22.1%
Site development	27,291	42.2%	-	0.0%	27,291	0.0%	13,731	19.3%
Vertical construction	9,703	13.6%	1,576	2.0%	8,127	515.7%	7,294	9.9%
Total nonaccrual residential construction and land loans other than two-step loans	$ 42,602	26.7%	$ 1,882	1.0%	$ 40,720	2163.7%	$ 26,333	15.6%
Components of nonaccrual commercial construction and land loans:								
Land loans[1]	186	0.8%	-	0.0%	$ 186	0.0%	-	0.0%
Site development	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Vertical construction	2,922	3.2%	-	0.0%	2,922	0.0%	-	0.0%
Total nonaccrual commercial construction and land loans	$ 3,108	2.7%	$ -	0.0%	$ 3,108	0.0%	$ -	0.0%
Components of total nonaccrual construction and land loans other than two-step loans:								
Land loans[1]	$ 5,794	12.5%	$ 306	0.7%	$ 5,488	1793.5%	$ 5,308	11.8%
Site development	27,291	41.8%	-	0.0%	27,291	0.0%	13,731	19.3%
Vertical construction	12,625	7.7%	1,576	0.9%	11,049	701.1%	7,294	4.5%
Total nonaccrual construction and land loans other than two-step loans	$ 45,710	16.6%	$ 1,882	0.6%	$ 43,828	2328.8%	$ 26,333	9.5%

[1] Land loans represent balances that are carried in the Company's residential real estate mortgage and commercial real estate loan

[2] Calculations have been based on more detailed information and therefore may not recompute exactly due to rounding.

As indicated in the above table and reflecting the difficulties in the housing market, $42.6 million in nonaccrual construction and land loan balances outside the two-step portfolio related to the residential category. The residential construction nonaccrual balance increased from prior periods and represented 26.7% of residential construction and land loans outstanding at December 31, 2008. The residential nonaccrual loans were mainly in the site development component where the nonaccruals were 42.2% of these loan balances at year end 2008. Nonaccrual commercial construction and commercial land loans were $3.1 million or 2.7% of such loans at December 31, 2008.

The following table shows the components of our accruing construction and land loans outside the two-step portfolio as of the dates shown, together with the year over year change in loan balances:

(Dollars in thousands, unaudited)	Accruing construction and land loans oustide the two-step portfolio							
	December 31, 2008		December 31, 2007		Change		September 30, 2008	
	Amount	Percent of loan category[2]	Amount	Percent of loan category[2]	Amount	Percent	Amount	Percent of loan category[2]
Land loans[1]	$ 40,492	87.5%	$ 44,202	99.3%	$ (3,710)	-8.4%	$ 39,497	88.2%
loans	99,030	72.8%	163,783	99.0%	(64,753)	-39.5%	123,492	85.5%
Commercial construction loans	89,694	96.8%	90,671	100.0%	(977)	-1.1%	88,630	100.0%
Total accruing construction and land loans other than two-step loans	$ 229,216	83.4%	$ 298,656	99.4%	$ (69,440)	-23.3%	$ 251,619	90.5%
Components of accruing residential construction and land loans other than two-step loans:								
Land loans[1]	$ 17,887	76.1%	$ 23,155	98.7%	$ (5,268)	-22.8%	$ 18,730	77.9%
Site development	37,437	57.8%	84,620	100.0%	(47,183)	-55.8%	57,394	80.7%
Vertical construction	61,593	86.4%	79,163	98.0%	(17,570)	-22.2%	66,098	90.1%
Total accruing residential construction and land loans other than two-step loans	$ 116,917	73.3%	$ 186,938	99.0%	$ (70,021)	-37.5%	$ 142,222	84.4%
Components of accruing commercial construction and land loans:								
Land loans[1]	22,605	99.2%	21,047	100.0%	$ 1,558	7.4%	20,767	100.0%
Site development	607	100.0%	-	0.0%	607	0.0%	77	100.0%
Vertical construction	89,087	96.8%	90,671	100.0%	(1,584)	-1.7%	88,553	100.0%
loans	$ 112,299	97.3%	$ 111,718	100.0%	$ 581	0.5%	$ 109,397	100.0%
Components of total accruing construction and land loans other than two-step loans:								
Land loans[1]	$ 40,492	87.5%	$ 44,202	99.3%	$ (3,710)	-8.4%	$ 39,497	88.2%
Site development	38,044	58.2%	84,620	100.0%	(46,576)	-55.0%	57,471	80.7%
Vertical construction	150,680	92.3%	169,834	99.1%	(19,154)	-11.3%	154,651	95.5%
Total accruing construction and land loans other than two-step loans	$ 229,216	83.4%	$ 298,656	99.4%	$ (69,440)	-23.3%	$ 251,619	90.5%

[1] Land loans represent balances that are carried in the Company's residential real estate mortgage and commercial real estate loan portfolios.

[2] Calculations have been based on more detailed information and therefore may not recompute exactly due to rounding.

At December 31, 2008, there were $116.9 million in accruing residential construction and land loans, of which $55.3 million was associated with residential land and site development, a decline from $107.8 million at December 31, 2007.

The following table shows the components of our delinquent construction and land loans outside the two-step portfolio as of the dates shown:

	Delinquent construction and land loans outside the two-step loan portfolio							
	December 31, 2008		December 31, 2007		Change		September 30, 2008	
(Dollars in thousands, unaudited)	Amount	Percent of loan category[2]	Amount	Percent of loan category[2]	Amount	Percent	Amount	Percent of loan category[2]
Land loans[1]	$ 638	1.38%	$ 487	1.09%	$ 151	31.0%	$ 461	1.03%
Residential construction loans other than two-step loans	698	0.51%	163	0.10%	535	328.2%	7,241	5.01%
Commercial construction loans	-	0.00%	-	0.00%	-	0.0%	807	0.91%
Total 30-89 days past due construction loans other than two-step loans	$ 1,336	0.49%	$ 650	0.22%	$ 686	105.5%	$ 8,509	3.06%
Components of 30-89 days past due residential construction and land loans other than two-step loans:								
Land loans[1]	$ 165	0.70%	$ 487	2.08%	$ (322)	-66.1%	$ 461	1.92%
Site development	131	0.20%	-	0.00%	131	0.0%	5,586	7.85%
Vertical construction	567	0.80%	163	0.20%	404	247.9%	1,655	2.26%
Total 30-89 days past due residential construction and land loans other than two-step loans	$ 863	0.54%	$ 650	0.34%	$ 213	32.8%	$ 7,702	4.57%
Components of 30-89 days past due commercial construction and land loans:								
Land loans[1]	$ 473	2.08%	$ -	0.00%	$ 473	0.0%	$ -	0.00%
Site development	-	0.00%	-	0.00%	-	0.0%	-	0.00%
Vertical construction	-	0.00%	-	0.00%	-	0.0%	807	0.91%
Total 30-89 days past due commercial construction and land loans	$ 473	0.41%	$ -	0.00%	$ 473	0.0%	$ 807	0.74%
Components of total 30-89 days past due construction and land loans other than two-step loans:								
Land loans[1]	$ 638	1.38%	$ 487	1.09%	$ 151	31.0%	$ 461	1.03%
Site development	131	0.20%	-	0.00%	131	0.0%	5,586	7.85%
Vertical construction	567	0.35%	163	0.10%	404	247.9%	2,462	1.52%
Total 30-89 days past due construction and land loans other than two-step loans	$ 1,336	0.49%	$ 650	0.22%	$ 686	105.5%	$ 8,509	3.06%

[1] Land loans represent balances that are carried in the Company's residential real estate mortgage and commercial real estate loan portfolios.

[2] Calculations have been based on more detailed information and therefore may not recompute exactly due to rounding.

Delinquent construction and land loans outside the two-step portfolio measured .49% of such loans as of December 31, 2008, up from .22% at December 31, 2007 and down from 3.06% at September 30, 2008. The majority of the $1.3 million in delinquent construction and land loans at year end 2008 was concentrated in the residential category.

Allowance for Credit Losses and Net Loan Charge-offs – Loans Other Than Two-Step Loans

Allowance for Credit Losses - Loans Other Than Two-Step Loans. The provision for credit losses for loans other than two-step loans during 2008 was $30.9 million, up from $8.0 million in 2007. The largest driver of the higher provision for credit losses for this category was net loan charge-offs. Other factors contributing to higher provision for credit losses were a negative risk rating migration and higher general valuation allowance percentages in the allowance model. Net loan charge-offs were $25.2 million for the year ended December 31, 2008, compared to $4.5 million for the year ended December 31, 2007. The risk rating migration largely consisted of commercial loans and residential construction loans to builders being moved to higher risk rating categories. At December 31, 2008, the allowance for credit losses for loans other than two-step loans of $29.5 million consisted of a $26.6 million formula allowance, no specific allowance, a $1.9 million unallocated allowance, and a $1.0 million reserve for unfunded commitments. At December 31, 2007, the allowance for credit losses for loans other than two-step loans of $23.8 million consisted of a $20.3 million formula allowance, a $.7 million specific allowance, a $1.9 million unallocated allowance, and a $.9 million reserve for unfunded commitments. The following table presents information with respect to the change in our allowance for credit losses relating to loans other than two-step loans:

(Dollars in thousands, unaudited)	Year ended December 31, 2008	Year ended December 31, 2007
Allowance for credit losses, beginning of period	$ 23,838	$ 20,399
Provision for credit losses	30,867	7,976
Loan charge-offs:		
Commercial	6,464	3,798
Commercial real estate construction	1,422	-
Residential real estate construction	10,105	-
Total real estate construction	11,527	-
Standard mortgages	1,811	-
Nonstandard mortgages	3,036	-
Home equity	249	71
Total real estate mortgage	5,096	71
Commercial real estate	826	-
Installment and consumer	531	254
Overdraft	1,328	1,050
Total loan charge-offs	25,772	5,173
Loan recoveries:		
Commercial	203	269
Commercial real estate construction	-	-
Residential real estate construction	-	-
Total real estate construction	-	-
Standard mortgages	-	-
Nonstandard mortgages	38	-
Home equity	32	33
Total real estate mortgage	70	33
Commercial real estate	-	2
Installment and consumer	78	112
Overdraft	229	220
Total loan recoveries	580	636
Net charge-offs	25,192	4,537
Total allowance for credit losses	$ 29,513	$ 23,838
Components of allowance for credit losses:		
Allowance for loan losses	$ 28,500	$ 23,000
Reserve for unfunded commitments	1,013	838
Total allowance for credit losses	$ 29,513	$ 23,838
Net loan charge-offs to average loans	1.17%	0.22%
Allowance for loan losses to total loans	1.42%	1.20%
Allowance for credit losses to total loans	1.47%	1.25%
Allowance for loan losses to nonperforming loans	37%	391%
Allowance for credit losses to nonperforming loans	38%	405%

Net Loan Charge-offs – Loans Other Than Two-Step Loans. The $25.2 million net loan charge-offs for loans other than two-step loans in 2008 were largely attributable to losses related to the commercial, residential real estate construction and the nonstandard mortgage loan categories. Net overdraft losses were $1.1 million in 2008 compared to $.8 million for 2007. Overdrafts are specifically reserved for in our allowance for credit losses.

Two-Step Loan Portfolio

At December 31, 2008, the outstanding balance of loans originated in the two-step loan program was $53.1 million, down 80% from $263.0 million at December 31, 2007. Over the same period unused commitments in the two-step portfolio fell from $78.6 million to $.2 million as no originations of two step credits were made in 2008.

The following table presents two-step loan balance, unused commitment and total commitment detail as of the end of each period presented:

(Dollars in thousands) Period ended	Two-step loan balance	Two-step loan unused commitments	Two-step total commitments (loan balance plus unused commitments)
December 31, 2006	171,692	132,732	304,424
December 31, 2007	262,952	78,585	341,537
March 31, 2008	211,406	34,201	245,607
June 30, 2008	145,703	12,628	158,331
September 30, 2008	97,894	2,039	99,933
December 31, 2008	53,084	152	53,236

The following table illustrates two-step loans and commitments by geographic areas:

(Dollars in thousands) Region	December 31, 2008	December 31, 2007
Western Washington (Olympia, Seattle)	$ 14,222	$ 113,331
Portland, Oregon / Vancouver, Washington	14,113	102,336
Central Oregon (Bend, Redmond)	8,766	44,310
Willamette Valley (Salem, Eugene)	7,750	34,331
Oregon Coast (Newport, Lincoln City)	5,658	32,655
Southern Oregon (Medford, Roseburg)	2,727	14,574
Total residential real estate construction loan originations	$ 53,236	$ 341,537

Nonperforming Assets and Delinquencies – Two-Step Loans

Nonperforming Assets – Two-Step Loans. The following table presents information about our nonperforming assets, delinquencies and the allowance for credit losses relating to two-step loans at the dates shown:

(Dollars in thousands)	December 31, 2008	December 31, 2007	September 30, 2008
Non-accruing two-step loans	$ 49,960	$ 20,545	$ 82,990
90 day past and accruing interest two-step loans	-	-	-
Total nonperforming two-step loans	49,960	20,545	82,990
Other real estate owned two-step	60,022	3,255	44,675
Total nonperforming two-step assets	$ 109,982	$ 23,800	$ 127,665
Delinquent two-step loans 30-89 days past due	$ 1,242	$ 36,778	$ 4,089
Nonperforming two-step loans to total two-step loans	94.11%	7.81%	84.78%
Nonperforming two-step assets to total assets	4.28%	0.90%	4.96%
Delinquent two-step loans to total two-step loans	2.34%	13.99%	4.18%

Nonperforming two-step assets were $110.0 million at December 31, 2008, up from $23.8 million at December 31, 2007, but a decrease of $17.7 million from its peak of $127.7 million at September 30, 2008. At December 31, 2008, total nonperforming two-step assets consisted of $50.0 million in nonaccrual loans and $60.0 million in OREO (which included 251 residential properties). We believe nonperforming two-step assets will decline materially during 2009.

The following table presents activity in the two-step OREO portfolio and for short sales for the periods shown. A "short sale" is an alternative to foreclosure that occurs when the Bank allows a borrower to sell a property held by the Bank as collateral for a loan and accepts the proceeds of sale in full satisfaction of the loan:

(Dollars in thousands)	Two-step related OREO activity		Two-step short sales		Total two-step OREO property sales and short sales	
Quarterly 2008:	Amount	Number	Amount	Number	Amount	Number
Beginning balance January 1	$ 3,255	14				
Additions to OREO	2,461	10				
Capitalized improvements	246					
Valuation adjustments	-					
Disposition of OREO properties and short sales	(274)	(1)	$ (286)	(1)	$ (560)	(2)
Ending balance March 31	$ 5,688	23				
Additions to OREO	23,546	87				
Capitalized improvements	188					
Valuation adjustments	(245)					
Disposition of OREO properties and short sales	(2,717)	(9)	$ (4,368)	(14)	$ (7,085)	(23)
Ending balance June 30	$ 26,460	101				
Additions to OREO	24,025	91				
Capitalized improvements	175					
Valuation adjustments	(1,118)					
Disposition of OREO properties and short sales	(4,867)	(19)	$ (3,200)	(12)	$ (8,067)	(31)
Ending balance September 30	$ 44,675	173				
Additions to OREO	25,831	106				
Capitalized improvements	710					
Valuation adjustments	(2,923)					
Disposition of OREO properties and short sales	(8,271)	(28)	$ (3,594)	(13)	$ (11,865)	(41)
Ending balance December 31	$ 60,022	251				
Full year 2008:						
Beginning balance January 1	$ 3,255	14				
Additions to OREO	75,863	294				
Capitalized improvements	1,319					
Valuation adjustments	(4,286)					
Disposition of OREO properties and short sales	(16,129)	(57)	$ (11,448)	(40)	$ (27,577)	(97)
Ending balance December 31	$ 60,022	251				

During 2008 the Company added 294 two-step related properties valued at $75.9 million to OREO and disposed of 57 such OREO properties for aggregate proceeds of $16.1 million. The Company also completed 40 short sales that reduced the two-step nonaccrual loan balance by $11.4 million in 2008. Two-step OREO represents real property which the Bank has taken substantial possession of or that has been deeded to the Bank through a deed-in-lieu of foreclosure, non-judicial foreclosure, judicial foreclosure or similar process in partial or full satisfaction of a loan or loans. It typically takes two to seven months following initial delinquency before property is recorded into OREO depending upon the resolution strategy and the complexities associated with the specific property. Losses on two-step short sales and write downs on two-step loans prior to taking ownership of property in OREO were charged directly to the two-step allowance for loan losses.

The Company will assume ownership of significantly fewer two-step related properties in 2009 compared to 2008.

Delinquencies - Two-Step Loans. Delinquencies in the two-step loan portfolio decreased significantly to $1.2 million at December 31, 2008, from $36.8 million at year end 2007. Delinquent two-step loans were 2.3% of the remaining two-step loan balance at December 31, 2008, down from 14.0% at December 31, 2007.

Allowance for Credit Losses and Net Loan Charge-offs – Two-Step Loans

Allowance for Credit Losses - Two-Step Loans. The allowance for credit losses associated with the two-step loan portfolio decreased to $.4 million from $31.1 million at year end 2007 as the accruing two-step loans decreased to $3.1 million from $242.4 million during 2008. All nonaccrual two-step loans have been impaired with any loss recorded as a charge-off, and as a result, did not carry an associated allowance for credit losses at year end 2008. We will continue to record actual future charge-offs in the two-step loan portfolio against the allowance for loan losses associated with the portfolio.

The following table presents information with respect to the change in our allowance for credit losses relating to the two-step loan portfolio:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Allowance for credit losses two-step loans, beginning of period	$ 31,065	$ 2,618
Provision for credit losses two-step loans	9,500	30,980
Charge-offs two-step loans	(42,483)	(2,540)
Recoveries two-step loans	2,339	7
Net loan charge-offs two-step loans	(40,144)	(2,533)
Total allowance for credit losses two-step loans	$ 421	$ 31,065
Components of allowance for credit losses two-step loans		
Allowance for loan losses two-step loans	$ 420	$ 23,917
Reserve for unfunded commitments two-step loans	1	7,148
Total allowance for credit losses two-step loans	$ 421	$ 31,065
Net two-step loan charge-offs to average total loans	1.87%	0.12%
Allowance for two-step loan losses to accruing two-step loans[1]	13.44%	9.87%

[1] Two-step nonaccrual loans are net of chargeoffs previously taken against the balance.

The following table provides additional two-step loan and allowance for credit losses information:

(Dollars in thousands)

Period ended	Total two-step loans	Nonperforming two-step loans	Accruing two-step loans	Total accruing two-step loan commitments	Allowance for credit losses on two-step loans	Allowance for credit losses on two-step loans as a % of accruing two-step loans	Allowance for credit losses on two-step loans as a % of total accruing two-step loan commitments
12/31/2007	$ 262,952	$ 20,545	$ 242,407	$ 320,991	$ 31,065	12.8%	9.7%
3/31/2008	211,406	88,784	122,622	156,823	11,812	9.6%	7.5%
6/30/2008	145,703	98,728	46,975	59,603	5,280	11.2%	8.9%
9/30/2008	97,894	82,990	14,904	16,943	1,502	10.1%	8.9%
12/31/2008	53,084	49,960	3,124	3,276	421	13.5%	12.9%

Net Loan Charge-offs – Two-Step Loans. Net loan charge-offs in the two-step loan portfolio were $40.1 million for the twelve months ended December 31, 2008, up from $2.5 million for the same period in 2007. Because nonperforming two-step loans have been impaired and written down to the lower of the loan balance and fair value less estimated costs to sell, we expect net charge-offs for the two-step portfolio to decline materially in 2009.

Deposits and Borrowings

We predominantly use a mix of deposits and borrowings to fund earning assets. The composition of our funding mix has and will continue to depend on our funding needs, interest rate risk position, funding costs of the various alternatives, the level and shape of the yield curve, collateral requirements, customer demand for deposit products, the level of FDIC insurance available to customers and the relative cost and availability of other funding sources including government lending or investment programs, and on credit market conditions. Our marketing efforts are primarily focused on growing business and consumer accounts and balances in lower cost products such as demand deposits, interest bearing demand, savings and money market accounts. Borrowings as well as brokered deposits may be used to manage short-term and long-term funding needs when they are less expensive than deposits, or when necessary to adjust our interest rate risk position.

The following table summarizes the average amount of, and the average rate paid on, each of the deposit and borrowing categories for the periods shown:

(Dollars in thousands)	2008			2007			2006		
	Average Balance	Percent of total	Rate Paid	Average Balance	Percent of total	Rate Paid	Average Balance	Percent of total	Rate Paid
Demand deposits	$ 470,601	23.0%	-	$ 479,310	23.3%	-	$ 466,282	25.6%	-
Interest bearing demand	279,227	13.6%	0.70%	278,734	13.6%	1.23%	259,054	14.2%	0.86%
Savings	71,542	3.5%	0.81%	72,787	3.6%	0.78%	80,029	4.4%	0.57%
Money market	658,360	32.2%	2.22%	665,037	32.5%	3.75%	558,734	30.7%	3.42%
Time deposits	566,195	27.7%	3.60%	554,263	27.0%	4.70%	457,077	25.1%	4.19%
Total deposits	2,045,925	100%	2.38%	2,050,131	100%	3.50%	1,821,176	100%	3.02%
Short-term borrowings	149,016		2.89%	136,731		5.16%	66,139		5.07%
Long-term borrowings [1]	151,743		4.50%	113,748		5.61%	104,651		5.39%
Total borrowings	300,759		3.71%	250,479		5.36%	170,790		5.27%
Total deposits and borrowings	$ 2,346,684		2.60%	$ 2,300,610		3.76%	$ 1,991,966		3.27%

(1) Long-term borrowings include junior subordinated debentures.

Average total deposits and the mix in average deposit balances by deposit category in 2008 remained relatively consistent with 2007. The important average noninterest bearing demand category represented 23% of total deposits, consistent with the prior year. The 2008 average rate paid on deposits declined 1.12% from 2007 primarily due to lower market interest rates. Looking forward, we intend to price our deposit products competitively in connection with our efforts to maintain and grow our strong relationship deposit base. Whether we will be successful maintaining and growing our low cost deposit base will depend on various factors, including deposit pricing, client behavior, and our success in competing for deposits in uncertain economic and market conditions.

Average 2008 borrowings increased 20% or $50 million from 2007 largely as a result of higher borrowings from the Federal Home Loan Bank ("FHLB") and the Federal Reserve Bank ("FRB"). Such borrowings were competitively priced relative to interest bearing deposits, including certificates of deposit.

Our combined deposit and borrowing cost decreased 1.16% since 2007, primarily reflecting the decline in short-term market interest rates over the past year.

The average balance of junior subordinated debentures in 2008 was $51 million, or flat with 2007. For additional detail regarding Bancorp's outstanding junior subordinated debentures, see Note 11 "Junior Subordinated Debentures" to the Company's audited financial statements included under "Financial Statements and Supplementary Data" in Item 8 of this report, and under the heading "Liquidity and Sources of Funds" in Item 7 of this report below.

As of December 31, 2008, time deposits are presented below at the earlier of the next repricing date or maturity:

(Dollars in thousands)	Time Deposits of $100,000 or More		Other Time Deposits		Total Time Deposits	
	Amount	Percent	Amount	Percent	Amount	Percent
Reprice/mature in 3 months or less	$ 162,664	56.1%	$73,891	25.1%	$ 236,555	40.5%
Reprice/mature after 3 months through 6 months	48,967	16.9%	62,422	21.2%	111,389	19.1%
Reprice/mature after 6 months through one year	58,452	20.1%	115,702	39.3%	174,154	29.8%
Reprice/mature after one year through five years	19,925	6.9%	42,250	14.4%	62,175	10.6%
Reprice/mature after five years	-	0.0%	20	0.0%	20	0.0%
Total	$ 290,008	100.0%	$294,285	100.0%	$584,293	100.0%

Over 90% of our time deposits will mature and reprice in the next 12 months. In the short term, time deposits may have limited impact on the liquidity of the Company. Historically time deposits generally have been retained and/or expanded with increases in rates paid, which increase our funding cost. The level of time deposits in the future depends on customer preferences for time deposits, the level of FDIC insurance available for time deposits, our need for deposit funding volume, customer perceptions of the Bank, as well as the pricing required to retain and attract time deposits relative to other funding alternatives including borrowings from FHLB.

(Dollars in thousands)	December 31, 2008		December 31, 2007	
Time deposits less than $100,000	$ 294,285	50%	$ 263,185	48%
Time deposits $100,000 to $250,000	130,107	22%	141,666	26%
Time deposits greater than $250,000	159,901	28%	145,414	26%
Total Time Deposits	$ 584,293	100%	$ 550,265	100%

As shown above, time deposits of $100,000 or more represented approximately half of total time deposits at year end 2008, up from 48% at December 31, 2007. The time deposits less than $100,000 increased during 2008 due to FDIC coverage in this segment and the Company's participation in the Certificate of Deposit Account Registry Service ("CDARS") network. At December 31, 2008, we did not have any brokered deposits outside of the $71.0 million in CDARS balances.

As of December 31, 2008, long-term and short-term borrowings through FHLB had the following terms remaining to their contractual maturities:

(Dollars in thousands)	Due in three months or less	three months through one year	Due after one year through five years	Due after five years	Total
Short-term borrowings	$ 97,000	$ 35,000	$ -	$ -	$ 132,000
Long-term borrowings [(1)]	-	-	91,059	-	91,059
Total borrowings	$ 97,000	$ 35,000	$ 91,059	$ -	$ 223,059

[(1)] Based on contractual maturities and may vary based on call dates.

Deposit growth remains a key strategic focus for us and our ability to achieve deposit growth, particularly growth in core deposits, is subject to many risk factors including the effects of competitive pricing pressure, changing customer deposit behavior, regulatory changes, and consumer's evaluation of bank stability and increasing or decreasing interest rate environments. Adverse developments with respect to any of these risk factors could limit our ability to attract and retain deposits. We may consider taking brokered deposits in the future if management determines that is appropriate to maintain or grow our deposit funding base.

Capital Resources

The following table summarizes the consolidated risk based capital ratios of Bancorp and the Bank at December 31, 2008, and December 31, 2007:

(Dollars in thousands)	December 31, 2008 Actual Amount	Ratio	Amount Required For Well Capitalized Status	Minimum percent required for Well Capitalized	December 31, 2007 Actual Amount	Ratio	Amount Required For Well Capitalized Status	Minimum percent required for Well Capitalized
Tier 1 capital								
Common stockholders' equity	$ 198,187				$ 208,241			
Qualifying capital securities	51,000				51,000			
Less: Goodwill and intangibles	14,054				14,491			
Other adjustments	1,468				(585)			
West Coast Bancorp total tier 1 capital	$ 236,601	9.96%	$ 142,523	6%	$ 244,165	9.88%	$ 148,206	6%
Common stockholders' equity	$ 241,701				$ 244,047			
Qualifying capital securities	-				-			
Less: Goodwill and intangibles	14,054				14,491			
Other adjustments	1,519				(580)			
West Coast Bank total tier 1 capital	$ 229,166	9.66%	$ 142,367	6%	$ 228,976	9.28%	$ 148,030	6%
Tier 2 capital								
Allowance for credit losses allowed	$ 29,695				$ 31,141			
West Coast Bancorp total tier 2 capital	$ 29,695				$ 31,141			
Allowance for credit losses allowed	$ 29,663				$ 31,104			
West Coast Bank total tier 2 capital	$ 29,663				$ 31,104			
Total capital								
West Coast Bancorp	$ 266,296	11.21%	$ 237,538	10%	$ 275,306	11.15%	$ 247,010	10%
West Coast Bank	258,829	10.91%	237,278	10%	260,080	10.54%	246,717	10%
Leverage ratio								
West Coast Bancorp	$ 236,601	9.46%	$ 125,058	5%	$ 244,165	9.41%	$ 129,759	5%
West Coast Bank	229,166	9.17%	124,910	5%	228,976	8.83%	129,714	5%
Risk weighted assets								
Risk weighted assets on balance sheet	$ 2,233,791				$ 2,309,966			
Risk weighted assets off balance sheet exposure	155,877				195,781			
Less: Goodwill and intangibles	14,054				14,491			
Less: Disallowed allowance for credit losses	239				21,159			
Other adjustments	-				-			
West Coast Bancorp risk weighted assets	$ 2,375,375				$ 2,470,097			
Risk weighted assets on balance sheet	$ 2,231,228				$ 2,307,070			
Risk weighted assets off balance sheet exposure	155,877				195,781			
Less: Goodwill and intangibles	14,054				14,491			
Less: Disallowed allowance for credit losses	271				21,195			
Other adjustments	-				-			
West Coast Bank total risk weighted assets	$ 2,372,780				$ 2,467,165			
Average total assets								
West Coast Bancorp	$ 2,501,151				$ 2,595,174			
West Coast Bank	2,498,199				2,594,280			

The FRB and the FDIC have established minimum requirements for capital adequacy for bank holding companies and state non-member banks. For more information on this topic, see "Capital Adequacy" in Item 1 of this report above. As of December 31, 2008, Bancorp and the Bank are considered "Well Capitalized" under the regulatory risk based capital guidelines.

Bancorp's stockholders' equity was $198 million at December 31, 2008, down from $208 million at December 31, 2007. Nonetheless, the total capital ratio at the Bank improved to 10.91% at December 31, 2008, from 10.54% at December 31, 2007, while Bank Tier 1 capital increased from 9.28% to 9.66% over the same period. The Company increased its capital ratios at December 31, 2008, from year end 2007 mainly as a result of the declining risk weighted assets during 2008.

The Company closely monitors and manages its capital position. During 2008, the Company reduced its quarterly cash dividend to shareholders to $.01 per share as part of its efforts to preserve capital. In the fourth quarter 2008, the holding company contributed $9.8 million to the Bank related to a tax benefit of the holding company which enhanced the Bank's capital position. The Company has and may also continue to preserve capital by slowing new loan commitments, participating out additional loans, selling assets, including loans, to reduce its risk weighted assets or eliminate the quarterly shareholder cash dividend all together. The degree to which and the duration of time during which the Company may take steps to preserve and increase its capital will depend on various factors including general economic and real estate market conditions in our service areas, its ability to raise additional capital, regulatory considerations, the level of consumer confidence in our institution and the banking sector generally, and the Company's ability to manage and limit the adverse effects of losses on existing loans.

Bancorp may also take steps to raise additional capital. To do so, Bancorp may offer and issue equity, hybrid equity or debt instruments, including convertible preferred stock or subordinated debt. Furthermore, the Company may participate in any government programs that become available to it. Any equity or debt financing, if available at all, may not be available on terms that are favorable to current shareholders or even acceptable to the Company.

The risk based capital ratios of Bancorp include $51 million of trust preferred securities that qualify as Tier 1 capital at December 31, 2008, under guidance issued by the Board of Governors of the Federal Reserve System. Bancorp expects to continue to rely on common equity and trust preferred securities to remain well capitalized, although it does not expect to issue additional trust preferred securities in the near term due to current market conditions.

In July 2000, the Company announced a stock repurchase program that has been expanded several times, most recently by 1.0 million shares in September 2007. Under this plan, the Company can purchase up to 4.88 million shares of the Company's common stock, including completed purchases. There were no shares repurchased under this plan during 2008, and we do not anticipate any share repurchases in 2009.

The following table presents information with respect to Bancorp's stock repurchase program:

(Shares and dollars in thousands)	Shares repurchased in period	Cost of shares repurchased	Average cost per share
Prior to year ended 2006	3,623	60,503	16.70
Year ended 2007	205	5,847	28.52
Year ended 2008	-	-	-
Plan to date total	3,828	$66,350	$17.33

Liquidity and Sources of Funds

The Bank's primary sources of funds are customer deposits, maturities of investment securities, sales of "Available for Sale" securities, loan sales, loan repayments, advances from the FHLB, loans taken out at the Federal Reserve discount window, and the use of Federal Funds markets. Scheduled loan repayments are a relatively stable source of funds in normal economic conditions, while deposit inflows and unscheduled loan prepayments are not. Other deposit inflows and unscheduled loan prepayments are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, availability of financing and other factors. In addition, government programs, such as the FDIC's Transaction Account Guarantee Program (one of the two primary components of the TLGP), may influence deposit behaviors.

Deposits are the primary source of new funds. Total deposits were $2.0 billion at December 31, 2008, down from $2.1 billion at December 31, 2007. Under the TLGP, effective October 14, 2008 through December 31, 2009, all noninterest-bearing transaction accounts, IOLTA accounts, and certain NOW accounts are fully guaranteed by the FDIC for the entire amount in the account. The Bank participates in this program at an additional cost to the Bank. Deposits maintained at the Bank are insured by the FDIC up to $250,000 per account owner through December 31, 2009. On January 1, 2010, the standard coverage limits are scheduled to return to $100,000 for all deposit categories except Individual Retirement Accounts and certain other retirement accounts, which will continue to be insured up to $250,000 per account owner.

The Bank participates in the Certificate of Deposit Account Registry Service ("CDARS") offered by Promontory Interfinancial Network. The CDARS program allows the Bank to accept deposits in excess of the FDIC insurance limits for that depositor and obtain "pass-through" insurance for the total deposit by placing the depositor's funds in certificates of deposits at as many separate FDIC-insured institutions as necessary so that no institution holds deposits exceeding the FDIC insurance limit for that depositor. The Bank acts as custodian for the depositor with respect to certificates issued to the depositor by participating institutions. In reciprocal CDARS transactions the Bank, in turn, issues certificates to depositors for funds originally deposited at other participating institutions. CDARS enhances our ability to attract and retain customers and increase deposit balances. The Bank's reciprocal CDARS balance was $71.0 million at December 31, 2008, compared to $7.3 million at December 31, 2007 and $85.0 million at September 30, 2008. With news of bank failures and increased levels of distress in the financial services industry and growing customer concern with FDIC insurance limits, customer interest in and demand for CDARS deposits increased before leveling off in the fourth quarter of 2008. There can be no assurance that CDARS deposits will be available for the Company to offer its customers in the future.

CDARS certificates of deposits issued by the Bank to depositors for funds originally deposited at other participating institutions are considered "brokered deposits" by regulatory agencies, however at December 31, 2008, the Bank did not have any other forms of deposits considered brokered deposits. The Bank expects to utilize brokered deposits outside the CDARS program in the future.

The Bank is evaluating participation in the FDIC Debt Guarantee Program, which is the other primary component of the TLGP. Under this program, the Bank may issue or participate in a pooled issuance of debt guaranteed by the FDIC under certain circumstances. In the event it does issue such guaranteed debt, upon the failure of the Bank to make a timely payment of principal or interest under an FDIC-guaranteed senior unsecured debt instrument issued between October 14, 2008, and October 2009, the FDIC would pay the unpaid principal and interest, subject to certain regulatory conditions, disclosure requirements, and debt guarantee limits. At this point, it is anticipated that the debt guarantee will not extend beyond June 30, 2012. The Bank expects to issue debt under the TLGP in 2009 as part of its liquidity strategy. Depending on liquidity needs, we may issue up to approximately $46 million in debt under the TLGP

At December 31, 2008, the Bank had outstanding borrowings of $223 million against its $502 million in established borrowing capacity with the FHLB. The Bank's borrowing facility is subject to collateral and stock ownership requirements, as well as prior FHLB consent to each advance. The Bank also had Federal Funds line of credit agreements with correspondent financial institutions of $25 million at December 31, 2008. The use of such Federal Funds lines is subject to certain conditions. Additionally, at December 31, 2008, the Bank had an available discount window credit line with the FRB of approximately $30 million with no balance outstanding. Subsequent to December 31, 2008, the Bank received FRB approval to pledge additional collateral types to support this line resulting in an estimated $100 million in additional available borrowing capacity. As with the other lines, each advance under the credit arrangement with FRB is subject to prior FRB consent. For additional detail regarding Bancorp's outstanding borrowings, see Note 10 "Borrowings" to the Company's audited financial statements included under "Financial Statements and Supplementary Data" in Item 8 of this report,

The holding company is a separate entity from the Bank and must provide for its own liquidity. As of December 31, 2008, the holding company did not have any borrowing arrangements of its own. The holding company primarily relies on dividends from the Bank and proceeds from the issuance of trust preferred securities for its liquidity, which is used for various corporate purposes, including dividends, interest payments on its junior subordinated debentures, stock repurchases and operating expenses. Trust preferred securities have historically been an important source of additional liquidity and regulatory capital for the holding company, although given the current market conditions, trust preferred securities are not expected to be a source of liquidity for the Company in 2009. Accordingly, the holding company expects to rely primarily on dividends from the Bank to meet liquidity requirements in 2009. There are statutory and regulatory limitations on the Bank's ability to pay dividends to the holding company. Based on information available to management at this time, we do not believe these restrictions will have an adverse impact on the ability of the holding company to meet its liquidity requirements in the near term, which primarily include the debt service requirements on the $51 million of junior subordinated debentures it has issued and outstanding.

At December 31, 2008, six wholly-owned subsidiary grantor trusts established by Bancorp had issued and sold $51.0 million of pooled trust preferred securities that remain outstanding. Trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in each indenture. The trusts used all of the net proceeds from each sale of trust preferred securities to purchase a like amount of junior subordinated debentures (the "Debentures") of the Company. The Debentures are the sole assets of the trusts. The Company's obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon the maturity of the Debentures and may be subject to earlier redemption as provided in the indentures. The Company has the right to redeem the Debentures in whole (but not in part) on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date.

The following table is a summary of outstanding trust preferred securities at December 31, 2008:

(Dollars in thousands)

Issuance Trust	Issuance date	Preferred security amount	Rate type [1]	Initial rate	Rate at 12/31/08	Maturity date	Next possible redemption date
West Coast Statutory Trust III	September 2003	$7,500	Variable	6.75%	4.82%	September 2033	September 2013
West Coast Statutory Trust IV	March 2004	$6,000	Fixed	5.88%	5.88%	March 2034	March 2009
West Coast Statutory Trust V	April 2006	$15,000	Variable	6.79%	3.43%	June 2036	June 2011
West Coast Statutory Trust VI	December 2006	$5,000	Variable	7.04%	3.68%	December 2036	December 2011
West Coast Statutory Trust VII	March 2007	$12,500	Variable	6.90%	3.55%	March 2037	March 2012
West Coast Statutory Trust VIII	June 2007	$5,000	Variable	6.74%	3.38%	June 2037	June 2012
	Total	$51,000		Weighted rate	3.97%		

[1] The variable rate preferred securities reprice quarterly.

The interest rates on all issued trust preferred securities, other than the $6 million issued in March 2004 reset quarterly and are tied to the London Interbank Offered Rate ("LIBOR") rate. There were no purchases, redemptions or maturities of trust preferred securities in 2008. For additional information regarding trust preferred securities, see Note 11 "Junior Subordinated Debentures" to the Company's audited financial statements included under "Financial Statements and Supplementary Data" in Item 8 of this report.

Management expects to continue relying on customer deposits, cash flow from investment securities, sales of "Available for Sale" securities, loan sales, loan repayments, advances from the FHLB, the Federal Reserve discount window, federal fund lines and other borrowings to provide liquidity. Other potential sources of funds include lines of credit with correspondent banking partners and brokered time deposits. Although deposit balances at times have shown historical growth, such balances may be influenced by changes in the financial services industry, regulatory changes, interest rates available on other investments, changes in consumer confidence in depository institutions or the Bank specifically, general economic conditions, competition, customer management of cash resources and other factors. Borrowings may be used on a short-term and long-term basis to compensate for reductions in other sources of funds. Borrowings may also be used on a long-term basis to support expanded lending activities and to match maturities, duration, or repricing intervals of assets. See "Risk Factors" in Item 1A of this report above.

Off Balance Sheet Arrangements

At December 31, 2008, the Bank had commitments to extend credit of $710 million, or down 26% compared to $962 million at December 31, 2007. For additional information regarding off balance sheet arrangements and future financial commitments, see Note 23 "Financial Instruments with Off Balance Sheet Risk" to the Company's audited financial statements included under "Financial Statements and Supplementary Data" in Item 8 of this report. We are party to many contractual financial obligations, including repayment of borrowings, operating lease payments and commitments to extend credit.

The table below presents certain future financial obligations including payments required under retirement plans which are included in "Other long-term liabilities" below:

(Dollars in thousands)	Payments due within time period at December 31, 2008				
	0-12 Months	1-3 Years	4-5 Years	Due After Five Years	Total
Operating leases [1]	$ 3,802	$ 6,775	$ 6,161	$ 10,256	$ 26,994
Junior subordinated debentures [2] [3]	2,024	4,048	4,048	95,192	105,312
Long-term borrowings [3]	3,936	69,859	28,078	-	101,873
Other long-term liabilities	220	526	334	668	1,748
Total	$ 9,982	$ 81,208	$ 38,621	$ 106,116	$ 235,927

[1] Operating leases do not include increases in common area charges.

[2] Junior subordinated debenture obligations reflect contractual maturities which are 30 years from origination and do not reflect possible call dates.

[3] Long-term borrowings and junior subordinated debenture obligations reflect interest payment obligations based on December 31, 2008 contractual interest rates.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Interest rate, credit and operations risks are the most significant market risks impacting our performance. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of our business activities. We rely on loan reviews, prudent loan underwriting standards and an adequate allowance for credit losses to attempt to mitigate credit risk. Interest rate risk is reviewed at least quarterly by the Asset Liability Management Committee ("ALCO") which includes senior management representatives. The ALCO manages our balance sheet to maintain net interest income and present value of equity within acceptable ranges despite unforeseeable changes in interest rates.

Asset/liability management simulation models are used to measure interest rate risk. The models quantify interest rate risk by simulating forecasted net interest income over a 12-month time horizon under various rate scenarios, as well as monitoring the change in the present value of equity under the same rate scenarios. The present value of equity is defined as the difference between the market value of current assets less current liabilities. By measuring the change in the present value of equity under different rate scenarios, management can identify interest rate risk that may not be evident in simulating changes in forecasted net interest income. Readers are referred to the sections, "Forward Looking Statement Disclosure" and "Risk Factors" of this report in connection with this discussion of market risks.

The following tables show the approximate percentage changes in forecasted net interest income over a 12-month period and in the present value of equity under several rate scenarios. For the net interest income analysis, three rate scenarios provided by IHS Global Insight, an outside economic service, are compared to a stable (flat) rate scenario:

	Actual rates December 31, 2008	Base Case 2009 (average)	Falling Rates 2009 (average)	Rising Rates 2009 (average)
Federal Funds Rate	.25%	.125%	.01 %	1.29%
Prime Rate	3.25%	3.25%	3.02%	4.31%
Treasury Yield Curve Spread 10-year to 3 month	260 basis points	216 basis points	198 basis points	219 basis points
Global Insight Probability		70%	25%	5%

Stable rate scenario compared to:	Percent Change in Net Interest Income
Global Insight Rising	+.3%
Global Insight Base Case	+.2%
Global Insight Falling	-1.0%

As illustrated in the above table, at December 31, 2008, we estimate our balance sheet was relatively neutral over a 12 month horizon, meaning that interest earning assets mature or reprice at approximately the same rate as interest-bearing liabilities in a given period. A decrease in market rates of interest could adversely affect net interest income, while an increase in market rates may increase net interest income slightly. At December 31, 2007, we estimated that our balance sheet was slightly asset sensitive. The decline in construction loans during 2008, which have short-term repricing characteristics, reduced our asset sensitivity. We attempt to limit our interest rate risk through managing the repricing characteristics of our assets and liabilities.

For the present value of equity analysis, the results are compared to the net present value of equity using the yield curve as of December 31, 2008. This curve is then shifted up and down and the net present value of equity is computed. This table does not include flattening or steepening yield curve effects.

December 31, 2008 Change in Interest Rates	Percent Change in Present Value of Equity
Up 200 basis points	2.2%
Up 100 basis points	.2%
Down 100 basis points	-.2%

As indicated in the table above, the results of the present value of equity analysis are consistent with the net interest income simulation results showing that our balance sheet is relatively neutral.

It should be noted that the simulation model does not take into account future management actions that could be undertaken, should a change occur in actual market interest rates during the year. Also, certain assumptions are required to perform modeling simulations that may have a significant impact on the results. These include important assumptions regarding the level of interest rates and balance changes on deposit products that do not have stated maturities, as well as the relationship between loan yields and deposit rates relative to market interest rates. These assumptions have been developed through a combination of industry standards and future expected pricing behavior but could be significantly influenced by future competitor pricing behavior. The model also includes assumptions about changes in the composition or mix of the balance sheet. The results derived from the simulation model could vary significantly due to external factors such as changes in the prepayment assumptions, early withdrawals of deposits and competition. Any merger activity will also have an impact on the asset/liability position as new assets are acquired and added.

Interest Rate Sensitivity (Gap) Table

The primary objective of our asset/liability management is to maximize net interest income while maintaining acceptable levels of interest-rate sensitivity. We seek to meet this objective through influencing the maturity and repricing characteristics of our assets and liabilities.

The following table sets forth the estimated maturity and repricing and the resulting interest rate gap between interest earning assets and interest bearing liabilities at December 31, 2008. The amounts in the table are derived from internal Bank data regarding maturities and next repricing dates including contractual repayments.

(Dollars in thousands)	Estimated Maturity or Repricing at December 31, 2008				
	0-3 Months	4-12 Months	1-5 Years	Due After Five Years	Total
Interest Earning Assets:					
Interest earning balances due from banks	$ 50	$ -	$ -	$ -	$ 50
Federal funds sold	6,682	-	-	-	6,682
Trading assets	1,546	-	-	-	1,546
Investments available for sale[1][2]	18,564	21,685	60,257	98,009	198,515
Loans held for sale	2,860	-	-	-	2,860
Loans, including fees	931,522	307,944	762,979	62,351	2,064,796
Total interest earning assets	$ 961,224	$ 329,629	$ 823,236	$ 160,360	2,274,449
Allowance for loan losses					(28,920)
Cash and due from banks					58,046
Other assets					212,565
Total assets					$ 2,516,140
Interest Bearing Liabilities:					
Savings,interest bearing demand and money markets[3]	$ 105,294	$ 247,393	$ 319,358	$ 289,749	$ 961,794
Time deposits	236,133	285,889	62,251	20	584,293
Borrowings[2]	97,000	35,000	91,059	-	223,059
Junior subordinated debentures	51,000	-	-	-	51,000
Total interest bearing liabilities	$ 489,427	$ 568,282	$ 472,668	$ 289,769	1,820,146
Other liabilities					497,807
Total liabilities					2,317,953
Stockholders' equity					198,187
Total liabilities & stockholders' equity					$ 2,516,140
Interest sensitivity gap	$ 471,797	$ (238,653)	$ 350,568	$ (129,409)	$ 454,303
Cumulative interest sensitivity gap	$ 471,797	$ 233,144	$ 583,712	$ 454,303	
Cumulative interest sensitivity gap as a percentage of total assets	19%	9%	23%	18%	

(1) Equity investments have been placed in the 0-3 month category.
(2) Repricing is based on anticipated call dates and may vary from contractual maturities.
(3) Repricing is based on estimated average lives.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities and periods of repricing, they may react differently to changes in market interest rates. Also, interest rates on assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other assets and liabilities may follow changes in market interest rates. Given these shortcomings, management believes that rate risk is best measured by simulation modeling as opposed to measuring interest rate risk through interest rate gap measurement.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following audited consolidated financial statements and related documents are set forth in this Annual Report on Form 10-K on the pages indicated:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
West Coast Bancorp
Lake Oswego, Oregon

We have audited the accompanying consolidated balance sheets of West Coast Bancorp and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of West Coast Bancorp and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
February 23, 2009

WEST COAST BANCORP
CONSOLIDATED BALANCE SHEETS

As of December 31 (Dollars in thousands)	2008	2007
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 58,046	$ 81,666
Federal funds sold	6,682	31,512
Interest-bearing deposits in other banks	50	624
Total cash and cash equivalents	64,778	113,802
Trading securities	1,546	1,582
Investment securities available for sale, at fair value (amortized cost: $201,150 and $259,844, respectively)	198,515	259,130
Federal Home Loan Bank stock held at cost	10,843	10,295
Loans held for sale	2,860	3,187
Loans	2,064,796	2,172,669
Allowance for loan losses	(28,920)	(46,917)
Loans, net	2,035,876	2,125,752
Premises and equipment, net	33,127	34,733
Other real estate owned,net	70,110	3,255
Goodwill	13,059	13,059
Core deposit intangible, net	995	1,432
Bank owned life insurance	23,525	22,612
Other assets	60,906	57,775
Total assets	$ 2,516,140	$ 2,646,614
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand	$ 478,292	$ 501,506
Savings and interest bearing demand	346,206	364,971
Money market	615,588	678,090
Time deposits	584,293	550,265
Total deposits	2,024,379	2,094,832
Short-term borrowings	132,000	167,000
Long-term borrowings	91,059	83,100
Junior subordinated debentures	51,000	51,000
Reserve for unfunded commitments	1,014	7,986
Other liabilities	18,501	34,455
Total liabilities	2,317,953	2,438,373
Commitments and contingent liabilities (Notes 12 and 23)		
Stockholders' equity:		
Preferred stock: no par value, 10,000,000 shares authorized; none issued and outstanding	-	-
Common stock: no par value, 50,000,000 shares authorized; issued and outstanding: 15,695,914 in 2008 and 15,592,821 in 2007	92,245	89,882
Retained earnings	107,542	118,792
Accumulated other comprehensive loss	(1,600)	(433)
Total stockholders' equity	198,187	208,241
Total liabilities and stockholders' equity	$ 2,516,140	$ 2,646,614

See notes to consolidated financial statements

WEST COAST BANCORP
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

Year ended December 31 (In thousands, except per share amounts)	2008	2007	2006
INTEREST INCOME:			
Interest and fees on loans	$ 129,517	$ 169,180	$ 136,193
Interest on taxable investment securities	7,700	10,398	10,840
Interest on nontaxable investment securities	3,251	3,048	2,897
Interest on deposits in other banks	38	51	109
Interest on federal funds sold	340	513	759
Total interest income	140,846	183,190	150,798
INTEREST EXPENSE:			
Savings, interest bearing demand deposits and money market	17,174	28,958	21,795
Time deposits	20,375	26,078	19,132
Short-term borrowings	4,312	7,057	3,356
Long-term borrowings	4,201	2,765	2,868
Junior subordinated debentures	2,634	3,612	2,775
Total interest expense	48,696	68,470	49,926
Net interest income	92,150	114,720	100,872
Provision for credit losses	40,367	38,956	2,733
Net interest income after provision for credit losses	51,783	75,764	98,139
NONINTEREST INCOME:			
Service charges on deposit accounts	15,547	12,932	11,096
Payment systems related revenue	9,033	8,009	6,738
Trust and investment services revenue	5,413	6,390	5,480
Gains on sales of loans	2,328	3,364	2,962
Other real estate owned sales and valuation adjustments	(5,386)	27	14
Other noninterest income	3,252	2,843	2,492
Loss on impairment of debt and equity securities	(6,338)	-	-
Gain (loss) on sales of securities	780	(67)	(686)
Total noninterest income	24,629	33,498	28,096
NONINTEREST EXPENSE:			
Salaries and employee benefits	47,500	49,787	47,240
Equipment	7,117	6,544	5,477
Occupancy	9,440	8,548	7,048
Payment systems related expense	3,622	3,143	2,378
Professional fees	4,317	2,072	2,484
Postage, printing and office supplies	3,834	3,896	3,558
Marketing	3,583	4,524	4,967
Communications	1,722	1,624	1,370
Other noninterest expense	9,188	5,161	7,143
Total noninterest expense	90,323	85,299	81,665
INCOME (LOSS) BEFORE INCOME TAXES	(13,911)	23,963	44,570
PROVISION (BENEFIT) FOR INCOME TAXES	(7,598)	7,121	15,310
NET INCOME (LOSS)	$ (6,313)	$ 16,842	$ 29,260
Basic earnings (loss) per share	($0.41)	$1.09	$1.95
Diluted earnings (loss) per share	($0.41)	$1.05	$1.86
Weighted average common shares	15,472	15,507	15,038
Weighted average diluted shares	15,472	16,045	15,730

See notes to consolidated financial statements

WEST COAST BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (Dollars in thousands)	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (6,313)	$ 16,842	$ 29,260
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, amortization and accretion	4,520	4,747	3,856
Amortization of tax credits	1,264	916	847
Deferred income tax expense	3,811	(12,879)	427
Amortization of intangibles	437	541	435
Provision for credit losses	40,367	38,956	2,733
Decrease (increase) in accrued interest receivable	5,535	80	(4,707)
Increase in other assets	(12,268)	(8,880)	(6,931)
Loss on impairment of securities	6,338	-	-
(Gain) loss on sales of securities	(780)	67	686
Realized net loss (gain) on derivatives	-	34	(15)
Net (gain) loss on disposal of premises and equipment	14	(63)	356
Other real estate owned sales and valuation adjustments	5,386	(27)	(14)
Gains on sale of loans	(2,328)	(3,364)	(2,962)
Origination of loans held for sale	(61,159)	(93,213)	(87,927)
Proceeds from sales of loans held for sale	63,814	100,976	86,523
Increase (decrease) in interest payable	(579)	140	770
Increase (decrease) in other liabilities	(21,151)	13,335	2,399
Increase in cash surrender value of bank owned life insurance	(913)	(894)	(819)
Stock based compensation expense	2,865	2,030	1,641
Excess tax benefit from stock based compensation	-	(144)	(214)
Decrease (increase) in trading securities	36	(507)	(130)
Net cash provided by operating activities	28,896	58,693	26,214
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities of available for sale securities	51,151	109,658	51,180
Proceeds from sales of available for sale securities	35,033	2,718	33,163
Purchase of available for sale securities	(32,854)	(52,961)	(101,725)
Acquisition, net of cash received	-	-	6,915
Purchase of Federal Home Loan Bank stock	(4,849)	(385)	-
Redemption of Federal Home Loan Bank stock	4,301	-	-
Investments in tax credits	(476)	(140)	(454)
Loans made to customers greater than principal collected on loans	(38,373)	(237,832)	(321,471)
Purchase of loans	-	(2,203)	-
Proceeds from the sale of other real estate owned	16,969	565	-
Proceeds from the sales of premises and equipment	31	442	619
Capital expenditures on other real estate owned	(1,230)	(57)	-
Capital expenditures on premises and equipment	(3,124)	(7,645)	(5,864)
Net cash (used) provided by investing activities	26,579	(187,840)	(337,637)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in demand, savings and interest bearing transaction accounts	(104,481)	61,695	155,745
Net increase in time deposits	34,028	26,785	115,598
Proceeds from issuance of junior subordinated debentures, net of costs	-	17,500	20,000
Repayment of junior subordinated debentures	-	(7,500)	(5,000)
Proceeds from issuance of short-term borrowings	2,321,801	2,691,498	1,161,420
Repayment of short-term borrowings	(2,391,801)	(2,654,916)	(1,100,391)
Proceeds from issuance of long-term borrowings	42,959	40,100	5,400
Repayment of long-term borrowings	-	(15,000)	(32,100)
Repurchase of common stock	-	(5,847)	(2,770)
Net activity in common stock of deferred compensation plans	(50)	(84)	(166)
Proceeds from issuance of common stock	25	2,325	4,707
Redemption of common stock related to equity plans	(190)	(639)	(1,082)
Tax benefit (expense) associated with equity plans	(287)	853	1,875
Excess tax benefit from stock based compensation	-	144	214
Cash dividends paid	(6,503)	(7,765)	(6,596)
Net cash (used) provided by financing activities	(104,499)	149,149	316,854
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(49,024)	20,002	5,431
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	113,802	93,800	88,369
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 64,778	$ 113,802	$ 93,800

See notes to consolidated financial statements.

WEST COAST BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Shares and Dollars in thousands)	Common Stock Shares	Common Stock Amount	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (loss)	Total
BALANCE, January 1, 2006	14,692	$ 72,340	$ 87,611	$ (1,773)	$ (1,055)	$ 157,123
Comprehensive income:						
Net income	-	-	29,260	-	-	$ 29,260
Other comprehensive income, net of tax:						
Net unrealized investment/derivative gains	-	-	-	-	741	741
Other comprehensive income, net of tax						741
Comprehensive income						$ 30,001
Cash dividends, $.45 per common share	-	-	(6,919)	-	-	(6,919)
Issuance of common stock-stock options	367	4,707	-	-	-	4,707
Redemption of stock pursuant to stock plans	(39)	(1,082)	-	-	-	(1,082)
Activity in deferred compensation plan	(5)	(166)	-	-	-	(166)
Issuance of common stock-restricted stock	58	-	-	-	-	-
Transition adjustment for the adoption of SFAS 123(R)	-	(1,773)	-	1,773	-	
Issuance of common stock-acquisition related	608	16,472	-	-	-	16,472
Common stock repurchased and retired	(95)	(2,770)	-	-	-	(2,770)
Stock based compensation expense	-	1,641	-	-	-	1,641
Tax benefit associated with stock plans	-	1,875	-	-	-	1,875
BALANCE, December 31, 2006	15,586	91,244	109,952	-	(314)	200,882
Comprehensive income:						
Net income	-	-	16,842	-	-	$ 16,842
Other comprehensive income, net of tax:						
Net unrealized investment/derivative loss	-	-	-	-	(119)	(119)
Other comprehensive loss, net of tax	-	-	-	-	-	(119)
Comprehensive income	-	-	-	-	-	$ 16,723
Cash dividends, $.51 per common share	-	-	(8,002)	-	-	(8,002)
Issuance of common stock-stock options	162	2,325	-	-	-	2,325
Redemption of stock pursuant to stock plans	(22)	(639)	-	-	-	(639)
Activity in deferred compensation plan	(2)	(84)	-	-	-	(84)
Issuance of common stock-restricted stock	74	-	-	-	-	-
Common stock repurchased and retired	(205)	(5,847)	-	-	-	(5,847)
Stock based compensation expense	-	2,030	-	-	-	2,030
Tax benefit associated with stock plans	-	853	-	-	-	853
BALANCE, December 31, 2007	15,593	89,882	118,792	-	(433)	208,241
Comprehensive loss:						
Net loss	-	-	(6,313)	-	-	$ (6,313)
Other comprehensive loss, net of tax:*						
Net unrealized investment loss	-	-	-	-	(1,167)	(1,167)
Other comprehensive loss, net of tax	-	-	-	-	-	(1,167)
Comprehensive loss	-	-	-	-	-	$ (7,480)
Cash dividends, $.29 per common share	-	-	(4,550)	-	-	(4,550)
Issuance of common stock-stock options	2	25	-	-	-	25
Redemption of stock pursuant to stock plans	(20)	(190)	-	-	-	(190)
Activity in deferred compensation plan	(7)	(50)	-	-	-	(50)
Issuance of common stock-restricted stock	128	-	-	-	-	-
Stock based compensation expense	-	2,865	-	-	-	2,865
Tax adjustment associated with stock plans	-	(287)	-	-	-	(287)
Post retirement benefit adjustment	-	-	(387)	-	-	(387)
BALANCE, December 31, 2008	15,696	$ 92,245	$ 107,542	$ -	$ (1,600)	$ 198,187

See notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. West Coast Bancorp ("Bancorp" or "the Company") provides a full range of financial services including lending and depository services through 64 branch banking offices in Oregon and Washington. West Coast Trust Company, Inc. ("West Coast Trust") provides fiduciary, agency, trust and related services, and life insurance products.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Bancorp, which operates its wholly-owned subsidiaries, West Coast Bank (the "Bank"), West Coast Trust and Totten, Inc., after elimination of intercompany transactions and balances. West Coast Statutory Trusts III, IV, V, VI, VII and VIII are considered related parties to West Coast Bancorp and their financial results are not consolidated in West Coast Bancorp's financial statements. Junior subordinated debentures issued by the Company to West Coast Statutory Trusts are included on the Company's balance sheet as junior subordinated debentures.

Reclassification. Other real estate owned ("OREO") and Federal Home Loan Bank ("FHLB") stock held at cost have been reclassified as their own financial statement line items in prior periods to conform to current presentation in the Company's consolidated balance sheet.

Restatements. Common stock and additional paid in capital have been combined into one line item labeled common stock on the Company's consolidated balance sheets and consolidated statements of changes in stockholders' equity for all periods presented, as the common stock has no par value. In the consolidated statements of cash flows, proceeds from issuance (repayments of) short-term borrowings and activity related to the issuance of stock options within cash flows from financing activities had previously been presented on a net basis, rather than on a gross basis in accordance with Statement of Financial Accounting Standards ("SFAS") No. 95, "Statement of Cash Flows". In addition, we have corrected other immaterial errors within the Company's consolidated statements of cash flows. For the year ended December 31, 2007 these corrections resulted in a decrease in net cash provided by operating activities of $181,000, an increase in net cash used by investing activities of $57,000, and an increase in net cash provided by financing activities of $238,000. For the year ended December 31, 2006 these corrections resulted in a decrease in net cash provided by operating activities of $323,000, no change in net cash used by investing activities, and an increase in net cash provided by financing activities of $323,000.

These restatements do not affect the Company's consolidated statements of income (loss). Accordingly, the Company's historical net income (loss), earnings (loss) per share, total assets, and cash and cash equivalents remain unchanged.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, interest bearing deposits in other banks, amounts due from banks and federal funds sold. Generally, federal funds are purchased or sold for one-day periods.

Supplemental Cash Flow Information. The following table presents supplemental cash flow information for the years ended December 31, 2008, 2007 and 2006. See Note 2, "Acquisition", for additional information on stock issued for acquisition.

(Dollars in thousands)		December 31,	
	2008	2007	2006
Supplemental cash flow information:			
Cash paid in the year for:			
Interest	$ 49,275	$ 68,330	$ 49,155
Income taxes	$ 4,385	$ 19,131	$ 14,119
Noncash investing and financing activities:			
Change in unrealized gain (loss) on available for sale securities and derivatives, net of tax	$ (1,167)	$ (119)	$ 741
Dividends declared and accrued in other liabilities	$ 157	$ 2,110	$ 1,873
OREO and premises and equipment expenditures accrued in other liabilities	$ 129	$ -	$ -
Transfer of loans to OREO	$ 87,881	$ 3,793	$ -
Stock issued for acquisition	$ -	$ -	$ 16,472

Trading Securities. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with realized and unrealized gains and losses included in earnings. Trading securities held at December 31, 2008 and 2007 are related solely to assets held in a Rabbi Trust for the benefit of the Company's deferred compensation plans.

Investment Securities Available for Sale. Investment securities classified as available for sale are not trading securities but may be sold before maturity in response to changes in the Company's interest rate risk profile, funding needs or demand for collateralized deposits by public entities. Available for sale securities are carried at fair value with unrealized gains and losses, net of any tax effect, reported within accumulated other comprehensive income (loss) in stockholders' equity. For purposes of computing realized gains and losses, the cost of securities sold is determined using the specific identification method. The Company analyzes investment securities for other-than-temporary impairment ("OTTI") on a quarterly basis. Declines in fair value which are deemed other-than-temporary, if any, are reported in noninterest income.

Valuation of Investment Securities Available for Sale. Investment securities are valued utilizing a number of methods including quoted prices in active markets, quoted prices for similar assets, quoted prices for securities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means. In addition, certain investment securities are valued based on the Company's own assumptions using the best information available using a discounted cash flow model.

Federal Home Loan Bank Stock. FHLB stock is carried at cost which equals its fair value because the shares can only be redeemed with the FHLB at par. The Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages and FHLB advances. Stock redemptions are at the discretion of the FHLB or of the Company, upon five years' prior notice for FHLB B stock or six months notice for FHLB A stock to the FHLB.

Loans Held for Sale. Loans held for sale include mortgage loans that are carried at the lower of cost or market value. Market value generally approximates cost because of the short duration these assets are held by us. Gains and infrequent losses are recognized in the consolidated statement of income as the proceeds from sale less the net book value of the loan including unamortized fees and capitalized direct costs. Servicing rights are typically not retained. In addition, we originate loans to customers under Small Business Administration ("SBA") programs that generally provide for SBA guarantees of 50% to 85% of each loan. We periodically sell the guaranteed portion of certain SBA loans to investors and retain the unguaranteed portion and servicing rights in our loan portfolio. SBA loans are recorded and held within the loan portfolio until designated to be sold. Gains on these sales are earned through the sale of the guaranteed portion of the loan for an amount in excess of the adjusted carrying value of the portion of the loan sold. We allocate the carrying value of such loans between the portion sold, the portion retained and a value assigned to the right to service the loan. The difference between the adjusted carrying value of the portion retained and the face amount of the portion retained is amortized to interest income over the life of the related loan using a straight-line method over the anticipated lives of the pool of SBA loans.

Loans. Loans are reported at the amount of unpaid principal net of unearned income and deferred fees and costs. Loan and commitment fees and certain direct loan origination costs are deferred and recognized over the life of the loan and/or commitment period as yield adjustments. Interest income on loans is accrued daily on the unpaid principal balance outstanding as earned.

Commitments to Extend Credit. Unfunded loan commitments are generally related to providing credit facilities to customers of the bank and are not actively traded financial instruments. These unfunded commitments are disclosed as commitments to extend credit in Note 23 in the notes to consolidated financial statements.

Nonaccrual Loans. Loans (including impaired loans) are placed on nonaccrual status when the collection of interest or principal has become 90 days past due or is otherwise considered doubtful. When a loan is placed on nonaccrual status, the Company stops accruing interest and unpaid accrued interest is reversed. In addition, the Company stops amortizing deferred fees and costs. For certain real estate construction loans accrued unpaid interest as well as qualifying capitalized interest is reversed. Future interest payments are generally applied against principal. Certain customers having financial difficulties may have the terms of their loan agreements modified to require only principal payments and, as such, are reported as nonaccrual. The Company has a mortgage loan product ("nonstandard mortgage loan") that has a more stringent nonaccrual policy. For these loans, if the collection of principal or interest has become 30 days past due, the loan is placed on nonaccrual.

Impaired Loans. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral less selling costs if the loan is collateral dependent. The Company revised its loan policy on accounting for the recognition of impairment on real estate collateral dependent loans in the first quarter ended March 31, 2008. The Company charges off the amount of impairment at the time of impairment, rather than placing the impaired loan amount in a specific reserve. Applying this policy change has accelerated the timing of charge-offs associated with real estate collateral dependent impaired loans. In addition, known impairments on non-real estate secured loans that are impaired are charged off immediately rather than recording a specific reserve in the allowance for loan losses.

Allowance for Credit Losses. The allowance for credit losses is comprised of two components, the allowance for loan losses and the reserve for unfunded commitments. The allowance for loan losses is a calculation applied to outstanding loan balances, while the reserve for unfunded commitments is based upon a calculation applied to that portion of total loan commitments not yet funded for the period reported.

The allowance for credit losses is based on management's estimates. Management determines the adequacy of the allowance for credit losses based on evaluations of the loan portfolio, recent loss experience and other factors, including economic conditions. The Company determines the amount of the allowance for credit losses required for certain sectors based on relative risk characteristics of the loan portfolio. Actual losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, are reported in earnings in the periods in which they become known. The allowance for credit losses is increased by provisions for credit losses in earnings. Losses are charged to the allowance while recoveries are credited to the allowance.

Reserve for Unfunded Commitments. As a component of allowance for credit losses, a reserve for unfunded commitments is maintained at a level that, in the opinion of management, is adequate to absorb losses associated with the Bank's commitment to lend funds under existing agreements such as letters or lines of credit or construction loans. Management determines the adequacy of the reserve for unfunded commitments based upon reviews of individual credit facilities, current economic conditions, the risk characteristics of the various categories of commitments as well as pooled commitments with similar risk characteristics and other relevant factors. The reserve is based on estimates, and ultimate losses may vary from the current estimates. These estimates are evaluated on a regular basis and, as adjustments become necessary, they are reported in the provision for credit losses in the income statement in the periods in which they become known.

Other Real Estate Owned. OREO is real property of which the Bank has taken substantial possession or that has been deeded to the Bank through a deed-in-lieu of foreclosure, non-judicial foreclosure, judicial foreclosure or similar process in partial or full satisfaction of a loan or loans. OREO is initially recorded at the lower of the carrying amount of the loan or fair value of the property less estimated costs to sell. This amount becomes the property's new basis. Management considers third party appraisals as well as independent fair market value assessments from realtors or persons involved in selling OREO in determining the fair value of particular properties. Accordingly, the valuation of OREO is subject to significant external and internal judgment. Management also periodically reviews OREO to determine whether the property continues to be carried at the lower of its recorded book value or fair value, net of estimated costs to sell. Any further OREO valuation adjustments or subsequent gains or losses on the final disposition of OREO are charged to other real estate owned sales and valuation adjustments. Expenses from the maintenance and operations of OREO are included in other noninterest expense in the statements of income (loss).

Premises and Equipment. Premises and equipment are stated at cost, less accumulated depreciation and amortization. Land is carried at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. In general, furniture and equipment is amortized over a useful life of 3 to 10 years, software and computer related equipment is amortized over 3 to 5 years and buildings are amortized over periods up to 40 years. Leasehold improvements are amortized over the life of the related lease, or the life of the related assets, whichever is shorter. Expenditures for major renovations and betterments of the Company's premises and equipment are capitalized. Improvements are capitalized and depreciated over their estimated useful lives. Minor repairs, maintenance and improvements are charged to operations as incurred. When property is replaced or otherwise disposed of, the cost of such assets and the related accumulated depreciation are removed from their respective accounts. Related gain or loss, if any, is recorded in current operations.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill and Intangible Assets. At December 31, 2008, Bancorp had $14.1 million in goodwill and core deposit intangible assets that relate to its acquisition of Mid-Valley Bank. All goodwill and core deposit intangible assets reside at the Bank operating segment. Core deposit intangibles are reviewed for impairment at least annually as of year end. Goodwill is evaluated for impairment on an annual basis at April 30, or when circumstances indicate an impairment may exist. The Company evaluated its goodwill as of December 31, 2008, due to a decrease in the Company's market capitalization, and concluded that there was no impairment. The Company also evaluated its core deposit intangible at December 31, 2008 and determined there was no impairment. If impairment were deemed to exist, goodwill or other intangible assets would be written down to estimated fair value, resulting in a charge to earnings in the period in which the write down occurs.

The goodwill impairment analysis requires management to make highly subjective judgments in determining if an indicator of impairment has occurred. Events and factors that may significantly affect the analysis include: a significant decline in our expected future cash flows, a substantial increase in the discount factor, a sustained, significant decline in our stock price and market capitalization, a significant adverse change in legal factors or in the business climate. Other factors might include changing competitive forces, customer behaviors and attrition, revenue trends, cost structures, along with specific industry and market conditions. Adverse change in these factors could have a significant impact on the recoverability of intangible assets and could have a material impact on our consolidated financial statements.

The goodwill impairment analysis involves a two-step process. The first step is a comparison of the Bank's fair value to its carrying value. We estimate fair value using a combination of the income approach and market approach with the best information available, including market information and discounted cash flow analysis. The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The market approach estimates the fair value of a company by examining the price at which similar companies, or shares of similar companies, are exchanged. Based on management's goodwill impairment analysis, it was determined that the Bank's fair value exceeded its carrying value and therefore required no impairment under step one of the process. Further erosion of the Company's stock price could lead to a future goodwill impairment write down.

If the carrying value of the reporting unit was determined to have been higher than its fair value, there would have been an indication that impairment may have existed and the second step would have been performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, a company would allocate the fair value to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, the Company would record an impairment charge for the difference.

Servicing of Financial Assets. Bancorp originates loans under SBA loan programs. Bancorp periodically sells such loans, and retains servicing rights on the loans originated and sold. The fair value of the servicing rights are determined based upon discounted cash flow analysis and such servicing rights are being amortized in proportion to, and over the period of, estimated future net servicing income. The servicing rights are periodically evaluated for impairment. No impairment was recognized during 2008, 2007, or 2006.

Income Taxes. Income taxes are accounted for using the asset and liability method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in Bancorp's income tax returns. The deferred tax provision for the year is equal to the net change in the net deferred tax asset from the beginning to the end of the year, less amounts applicable to the change in value related to investments available for sale as well as value changes in interest rate swaps accounted for as hedges. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Operating Segments. SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", requires public enterprises to report certain information about their operating segments in the financial statements. The basis for determining the Company's operating segments is the way in which management operates the businesses. Bancorp has identified two reportable segments, banking and other which include West Coast Trust. See Note 25, "Segment and related information" of the notes to consolidated financial statements for more detail.

Trust Company Assets. Assets (other than cash deposits) held by West Coast Trust in fiduciary or agency capacities for its trust customers are not included in the accompanying consolidated balance sheets, since such items are not assets of West Coast Trust.

Borrowings. Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other short-term borrowed funds mature within one year from the transaction date. Long-term borrowed funds extend beyond one year.

Earnings Per Share Calculation. Earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the year for financial statement purposes. Diluted earnings per share is calculated by adjusting income and outstanding shares, assuming conversion of all potentially dilutive securities, using the treasury stock method.

Service Charges on Deposit Accounts. Service charges on deposit accounts primarily represent monthly fees based on minimum balances or transaction-based fees. These fees are recognized as earned or as transactions occur and services are provided.

Payment Systems Revenue. Payment systems revenue includes interchange income from credit and debit cards, annual fees, and other transaction and account management fees. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. The Company records interchange income as transactions occur. Transaction and account management fees are recognized as transactions occur or services are provided, except for annual fees, which are recognized over the applicable period. Volume-related payments to partners and credit card associations and expenses for rewards programs are also recorded within payment systems revenue. Payments to partners and expenses related to rewards programs are recorded when earned by the partner or customer. Merchant processing services revenue consists principally of transaction and account management fees charged to merchants for the electronic processing of transactions, net of interchange fees paid to the credit card issuing bank, card association assessments, and revenue sharing amounts, and are all recognized at the time the merchant's transactions are processed or other services are performed. The Company may enter into revenue sharing agreements with referral partners or in connection with purchases of merchant contracts from sellers. The revenue sharing amounts are determined primarily on sales volume processed or revenue generated for a particular group of merchants. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals.

Trust and Investment Services Revenue. Trust and investment management fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed based on account type, or transaction-based fees.

New Accounting Pronouncements. In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The Company adopted SFAS No. 157 on January 1, 2008. The adoption of this standard did not have a material impact on the Company. See Note 21 "Fair Value Measurement" of the notes to consolidated financial statements for more detail.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides entities with an option to report certain financial assets and liabilities at fair value with changes in fair value reported in earnings. In addition, it requires disclosures related to an entity's election to use fair value reporting. It also requires entities to display the fair value of those assets and liabilities for which the entity has elected to use fair value on the face of the balance sheet. SFAS No. 159 is effective for the Company beginning January 1, 2008. The Company did not choose to report additional assets and liabilities at fair value other than those required to be accounted for at fair value prior to the adoption of SFAS No. 159. Therefore, the adoption of this standard had no impact on the Company.

In September 2006, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). This addresses endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. In an endorsement split-dollar arrangement, the employer owns and controls the policy, and the employer and an employee split the insurance policy's cash surrender value and/or death benefits. The EITF consensus requires that the deferred compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement be recognized as a liability by the employer and that the obligation is not effectively settled by the purchase of a life insurance policy. The liability for future benefits would be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance. The Company adopted EITF 06-4 on January 1, 2008. In conjunction with that adoption, the Company recorded a $.4 million, net of deferred taxes, adjustment to retained earnings and a corresponding liability of $.6 million for future postretirement benefits at January 1, 2008. In the future the Company will record postretirement benefit expense in salaries and employee benefits in the income statement with an increase to liability for postretirement benefits.

2. ACQUISITION

On June 23, 2006, the Company completed a merger transaction in which it acquired Mid-Valley Bank ("Mid-Valley"), headquartered in Woodburn, Oregon. This acquisition was consistent with the Company's strategy of expanding its operations and market share in Oregon and Washington. Mid-Valley had a similar focus on community banking, as well as commercial and agricultural lending, as West Coast Bank. The results of operations of Mid-Valley have been included in the Company's consolidated financial statements since the acquisition date.

The aggregate purchase price for the acquisition was $22.0 million which included cash of $5.0 million, direct merger costs of $.5 million, and approximately .6 million shares of common stock with an aggregate value of $16.5 million. The aggregate value of the common stock was calculated for this purpose using a $27.10 per share value based on the average closing price of Bancorp stock beginning two days prior to the acquisition announcement date of February 1, 2006, and ending two days after the announcement date. In addition, all outstanding options to purchase Mid-Valley stock were settled for cash payments totaling $3.6 million, which represented the aggregate difference between the transaction value of $19.19 per share of outstanding Mid-Valley stock and the exercise prices of the options.

The transaction was accounted for under the purchase method of accounting, with Mid-Valley's assets and liabilities being recorded at their estimated fair values. Mid-Valley's allowance for loan losses was recorded at carrying value and contained no specific reserves. The purchase price in excess of the net fair value of the assets and liabilities acquired was recorded as goodwill. The amount of goodwill recorded was $13.1 million. The goodwill will not be tax deductible for federal income tax purposes because the transaction is treated as a tax free reorganization. The Company is amortizing the resulting core deposit intangible of $2.2 million using the sum of the years' digits method over seven years.

The following table summarizes the estimated fair value of assets and liabilities purchased at the date of acquisition:

(Dollars in thousands)

ASSETS ACQUIRED:		
Cash and cash equivalents	$	11,924
Investment securities		18,152
Loans, net		71,950
Premises and equipment, net		953
Core deposit intangible assets		2,228
Goodwill		13,059
Other assets, net		3,499
Total assets acquired	$	121,765
LIABILITIES ASSUMED:		
Deposits	$	85,547
Borrowings		9,604
Other liabilities		5,134
Total liabilities assumed	$	100,285
Net assets purchased	$	21,480

The following unaudited adjusted pro forma financial information for the year ended December 31, 2006 assumes that the Mid-Valley acquisition occurred as of January 1, 2006. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the Mid-Valley acquisition been consummated on the date indicated.

(In thousands, except per share amounts)		December 31, 2006
Net interest income	$	103,166
Provision for loan loss		2,733
Noninterest income		28,217
Noninterest expense		84,534
Income before income taxes		44,116
Provision for income taxes		15,213
Net income	$	28,903
Basic earnings per share	$	1.89
Diluted earnings per share	$	1.80
Weighted average common shares		15,322
Weighted average dilutive shares		16,015

3. INVESTMENT SECURITIES

The following table presents the available for sale investment portfolio as of December 31, 2008 and 2007:

(Dollars in thousands)

December 31, 2008	Amortized Cost	Unrealized Gross Gains	Unrealized Gross Losses	Fair Value
U.S. Treasury securities	$ 200	$ 23	$ -	$ 223
U.S. Government agency securities	7,310	77	-	7,387
Corporate securities	12,608	937	(2,668)	10,877
Mortgage-backed securities	94,846	602	(2,882)	92,566
Obligations of state and political subdivisions	81,025	1,805	(432)	82,398
Equity investments and other securities	5,161	120	(217)	5,064
Total	$ 201,150	$ 3,564	$ (6,199)	$ 198,515

December 31, 2007	Amortized Cost	Unrealized Gross Gains	Unrealized Gross Losses	Fair Value
U.S. Treasury securities	$ 200	$ 7	$ -	$ 207
U.S. Government agency securities	60,554	1,009	(6)	61,557
Corporate securities	20,201	14	(647)	19,568
Mortgage-backed securities	85,050	135	(988)	84,197
Obligations of state and political subdivisions	85,876	577	(347)	86,106
Equity investments and other securities	7,963	7	(475)	7,495
Total	$ 259,844	$ 1,749	$ (2,463)	$ 259,130

Gross realized gains on the sale of securities included in earnings in 2008, 2007, and 2006 were $814,000, $96,000, and $43,000, respectively. Gross realized losses in 2008, 2007, and 2006 were $34,000, $163,000, and $729,000, respectively.

In 2008, the Company recorded OTTI charges totaling $6.3 million pretax, $.4 million relating to an investment in a Lehman Brothers bond, $3.1 million related to two pooled trust preferred investments in our corporate securities portfolio, and $2.8 million for an investment in Freddie Mac preferred stock held in our equity and other securities portfolio. In reaching the determination to record these impairments management reviewed the facts and circumstances available surrounding the securities, including the duration and amount of the unrealized loss, the financial condition of the issuer and the prospects for a change in market value within a reasonable period of time. In addition, with respect to the pooled trust preferred securities, it was determined that the credit and liquidity spreads had increased significantly. Based on its assessment, management determined that there was an OTTI in each case and that a charge was appropriate for these securities.

Dividends on investment securities for the years 2008, 2007, and 2006 were $294,000, $302,000, and $280,000, respectively. Securities with a fair value of approximately $28.3 million and $89.1 million were pledged to secure public deposits at December 31, 2008 and 2007, respectively. At December 31, 2008 and December 31, 2007, Bancorp had no reverse repurchase agreements. No outstanding mortgage-backed securities were classified as high risk at December 31, 2008 or 2007, under applicable regulatory guidelines.

Our U.S. Government agency securities decreased by $54.2 million from December 31, 2007, to December 31, 2008, as we used maturing investments and sales to pay down borrowings.

Our corporate security portfolio had a $2.7 million net unrealized loss at December 31, 2008. The majority of this loss was associated with the decline in market value of our $10.8 million in investments in pooled trust preferred securities issued primarily by banks and insurance companies. These securities are rated A- or better and have several features that reduce credit risk, including seniority over certain traunches in the same pool and the benefit of certain collateral coverage tests. An increase in credit and liquidity spreads contributed to the unrealized loss associated with these securities. The fair value of these securities fluctuates as spreads and market interest rates change. These securities had a $10.8 million carrying value with a $9.0 million fair value at December 31, 2008.

3. INVESTMENT SECURITIES (continued)

Our mortgage-backed securities portfolio consisted of $55.4 million of U.S. agency backed mortgages and $37.2 million of non-agency mortgages. The majority of our non-agency mortgage-backed securities portfolio is comprised of securities secured by 15 year fully amortizing jumbo loans. All of our non-agency mortgage-backed securities are rated AAA or Aaa. The unrealized loss in our mortgage-backed securities portfolio is substantially due to an increase in interest rates and subsequent increase in credit spreads.

Our portfolio of securities representing obligations of state and political subdivisions had an estimated fair value of $82.4 million, while the amortized cost was $81.0 million, reflecting an unrealized gain of $1.4 million. Consistent with the industry, the Company has experienced an adverse change in the credit ratings of the securities in this segment of our portfolio, which is comprised solely of municipal bonds. At December 31, 2008, the ratings associated with the securities in this segment were: 10% AAA, 52% AA, 21% A, 14% BBB and 3% non-rated. At December 31, 2007 the ratings were: 91% AAA, 6% AA, 2% A and 1% BBB.

The following table provides information on investment securities with 12 month or greater continuous unrealized losses as of December 31, 2008:

(Dollars in thousands) December 31, 2008	Amortized cost of securities with an unrealized loss more than 12 continuous months	Fair value of securities with an unrealized loss more than 12 continuous months	Unrealized Gross Losses
Mortgage-backed securities	$ 10,169	$ 9,192	$ (977)
Obligations of state and political subdivisions	1,209	1,169	(40)
Equity investments and other securities	1,800	1,722	(78)
Total	$ 13,178	$ 12,083	$ (1,095)

There were 9 investment securities with a 12 month or greater continuous unrealized loss in the investment portfolio at December 31, 2008, with a total unrealized loss of $1.1 million. At December 31, 2007, there were 45 investment securities with a 12 month or greater, continuous unrealized loss in the investment portfolio, with a total unrealized loss of $1.1 million. The unrealized loss on these investment securities was due to increases in credit and liquidity spreads causing a decline in their fair market value subsequent to their purchase. The value of most of our securities fluctuates as market interest rates change. Based on management's evaluation and intent, none of the unrealized losses summarized in this table are considered OTTI. The Company has the ability and intent to hold securities with unrealized losses until their values recover.

The following table provides information on investment securities which have an unrealized loss and have been in an unrealized loss position for less than 12 months as of December 31, 2008:

(Dollars in thousands) December 31, 2008	Amortized cost of securities with an unrealized loss less than 12 continuous months	Fair value of securities with an unrealized loss less than 12 continuous months	Unrealized Gross Losses
Corporate securities	$ 10,150	$ 7,482	$ (2,668)
Mortgage-backed securities	46,305	44,401	(1,904)
Obligations of state and political subdivisions	10,748	10,356	(392)
Equity investments and other securities	361	221	(140)
Total	$ 67,564	$ 62,460	$ (5,104)

There were a total of 45 securities in Bancorp's investment portfolio at December 31, 2008, that have been in a continuous unrealized loss position for less than 12 months, with a book value of $67.6 million and a total unrealized loss of $5.1 million. At December 31, 2007, there were a total of 47 securities in Bancorp's investment portfolio that have been in a continuous unrealized loss position for less than 12 months, with an amortized cost of $62.1 million and a total unrealized loss of $1.4 million. The unrealized loss on these investment securities was predominantly caused by increases in credit and liquidity spreads. The fair value of these securities fluctuates as market interest rates change. Based on management's evaluation and intent, none of the unrealized losses summarized in this table were considered OTTI. The Company has the ability and intent to hold securities with a stated maturity until the value recovers.

At December 31, 2008 and 2007, the Company had $97.9 and $116.3 million, respectively, in investments securities pledged as collateral for borrowings and public funds.

4. MATURITIES OF INVESTMENT SECURITIES

The follow table presents the maturities of the investment portfolio at December 31, 2008:

(Dollars in thousands)	Available for sale	
December 31, 2008	Amortized cost	Fair value
U.S. Treasury securities		
One year or less	$ -	$ -
After one year through five years	200	223
After five through ten years	-	-
Due after ten years	-	-
Total	200	223
U.S. Government agency securities:		
One year or less	6,151	6,191
After one year through five years	1,159	1,196
After five through ten years	-	-
Due after ten years	-	-
Total	7,310	7,387
Corporate securities:		
One year or less	-	-
After one year through five years	509	484
After five through ten years	1,320	1,373
Due after ten years	10,779	9,020
Total	12,608	10,877
Obligations of state and political subdivisions:		
One year or less	2,626	2,649
After one year through five years	24,766	25,411
After five through ten years	36,562	37,506
Due after ten years	17,071	16,832
Total	81,025	82,398
Sub-total	101,143	100,885
Mortgage-backed securities	94,846	92,566
Equity investments and other securities	5,161	5,064
Total securities	$ 201,150	$ 198,515

Mortgage-backed securities, including collateralized mortgage obligations and asset-backed securities, have maturities that will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

5. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the loan portfolio as of December 31, 2008 and 2007:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Commercial loans	$ 482,405	$ 504,101
Real estate construction	285,149	517,988
Real estate mortgage	393,208	330,803
Commercial real estate	882,092	796,622
Installment and other consumer	21,942	23,155
Total loans	2,064,796	2,172,669
Allowance for loan losses	(28,920)	(46,917)
Total loans, net	$ 2,035,876	$ 2,125,752

The Bank makes commercial, residential and consumer loans to customers primarily throughout Oregon and Washington. The Bank's strategy for credit risk management includes well defined credit policies, specific underwriting criteria, and ongoing risk monitoring and review processes for all credit exposures. The Bank's exposure to credit risk associated with its lending activities is measured on groups of loans with similar characteristics or on individual loans. Although the Bank has a diversified loan portfolio, a substantial portion of the loans in the portfolio were made to borrowers whose ability to honor their loan contracts is dependent upon the economies of Oregon and/or Washington. In addition, we have identified the Bank's two-step residential construction loan ("two-step loan") portfolio, which is a portion of our real estate construction loan portfolio, as having a concentration of credit risk. The two-step loan portfolio has decreased substantially due to charge-offs and foreclosures and a subsequent shift into OREO.

The following table presents the real estate construction loans by category for the dates shown:

	December 31, 2008		December 31, 2007	
(Dollars in thousands)	Amount	Percent	Amount	Percent
Commercial construction	$ 92,615	32%	$ 90,670	17%
Two-step residential construction loans	53,084	19%	262,952	51%
Residential construction to builder	71,296	25%	80,737	16%
Residential subdivision or site development	68,485	24%	84,620	16%
Net deferred fees	(331)	0%	(991)	0%
Total real estate construction loans	$ 285,149	100%	$ 517,988	100%

At December 31, 2008 and 2007, the reserve for unfunded commitments was $1.0 million and $8.0 million, respectively.

The following is an analysis of the changes in the allowance for credit losses:

(Dollars in thousands)	Year Ending December 31, 2008	2007	2006
Balance, beginning of period	$ 54,903	$ 23,017	$ 20,469
Provision for credit losses	40,367	38,956	2,733
Losses charged to the allowance	(68,255)	(7,713)	(1,921)
Recoveries credited to the allowance	2,919	643	849
Allowance for loan losses, from acquisition	-	-	887
Balance, end of period	$ 29,934	$ 54,903	$ 23,017
Components of allowance for credit losses			
Allowance for loan losses	$ 28,920	$ 46,917	
Reserve for unfunded commitments	1,014	7,986	
Total allowance for credit losses	$ 29,934	$ 54,903	

5. LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)

The process for determining the adequacy of the allowance for credit losses is critical to our financial results. The allowance for credit losses is management's best estimate of losses inherent in the loan portfolio. It requires difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are uncertain. Therefore, we cannot provide assurance that, in any particular period, we will not have sizeable credit losses in relation to the amount reserved. We may need to significantly adjust the allowance for credit losses, considering current factors at the time, including economic or market condition and ongoing internal and external examination processes. Management believes the balance of the allowance for credit losses is adequate to absorb losses on all loans and loan commitments in the portfolio.

The provision for credit losses of $40.4 million for 2008 was primarily caused by negative risk rating changes and higher net charge-offs related to our loan portfolio outside the two-step program. The provision for credit losses of $38.9 million for 2007 increased $36.2 million as compared to 2006, largely due to the significant fourth quarter provision for credit losses of $27.8 million associated with our two-step loan portfolio as well as higher net loan charge-offs in the commercial and residential construction loan portfolios.

Loans on which the accrual of interest has been discontinued were approximately $127.6 million, $26.4 million and $1.5 million at December 31, 2008, 2007, and 2006, respectively. Interest income foregone on nonaccrual loans was approximately $13.6 million, $1.4 million and $.1 million in 2008, 2007, and 2006, respectively.

At December 31, 2008 and 2007, Bancorp's recorded investment in certain loans that were considered to be impaired was $161.9 million and $33.2 million, respectively. At December 31, 2008, there were no specific valuation allowances for impaired loans due to the Company's revised loan policy on accounting for the recognition of impairment on real estate collateral dependent loans in the first quarter ended March 31, 2008. At December 31, 2007, $21.7 million of these impaired loans had a specific related valuation allowance of $3.6 million while $11.5 million did not require a specific valuation allowance.

The average recorded investment in impaired loans for the years ended December 31, 2008, 2007 and 2006 was approximately, $128.6 million, $15.5 million and $3.8 million, respectively. For the years ended December 31, 2008, 2007 and 2006, interest income recognized on impaired loans totaled $1,195,000, $23,000, and $220,000, respectively, all of which was recognized on a cash basis.

At December 31, 2008 and 2007, Bancorp had $1.2 million and $1.4 million, respectively, of overdrafts classified as loans in the installment and other consumer loan category.

6. PREMISES AND EQUIPMENT

Premises and equipment consists of the following:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Land	$ 4,439	$ 4,439
Buildings and improvements	30,306	28,809
Furniture and equipment	28,815	28,695
Construction in progress	2,294	3,339
	65,854	65,282
Accumulated depreciation	(32,727)	(30,549)
Total	$ 33,127	$ 34,733

Depreciation included in occupancy and equipment expense amounted to $4.7 million, $4.6 million, and $3.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Company periodically reviews the recorded value of its long-lived assets, specifically premises and equipment, to determine whether impairment exists. No impairments were recorded during 2008, 2007, or 2006.

7. GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in Bancorp's goodwill and core deposit intangible asset for the periods shown:

(Dollars in thousands)	Goodwill	Core deposit intangible
Balance, January 1, 2007	$ 13,059	$ 1,973
Amortization	-	(541)
Balance, December 31, 2007	$ 13,059	$ 1,432
Amortization	-	(437)
Balance, December 31, 2008	$ 13,059	$ 995

Acquired goodwill and core deposit intangible are related to the acquisition of Mid-Valley Bank. All acquired goodwill resides in the Bank operating segment. The Company evaluated its goodwill as of December 31, 2008, due to a decrease in the Company's market capitalization, and concluded that there was no impairment.

The following table presents the forecasted core deposit intangible asset amortization expense for 2009 through 2013:

(Dollars in thousands) Year	Full year expected amortization
2009	$ 358
2010	279
2011	199
2012	119
2013	40

8. OTHER ASSETS

The following table summarizes Bancorp's other assets for the years ended December 31, 2008 and 2007:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Deferred tax assets, net	$ 15,258	$ 18,314
Accrued interest receivable	11,006	16,540
Investment in affordable housing tax credits	5,912	6,889
Income taxes receivable	16,579	-
Other	12,151	16,032
Total other assets	$ 60,906	$ 57,775

Bancorp has invested in two limited partnerships that operate qualified affordable housing properties. Tax credits and tax deductions from operating losses are passed through the partnerships to Bancorp. The Company accounts for these investments using the equity method.

9. OTHER REAL ESTATE OWNED, NET

The following table summarizes Bancorp's OREO for the years ended December 31, 2008 and 2007:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Balance, beginning period	$ 3,255	$ -
Additions to OREO	89,128	3,786
Disposition of OREO	(17,488)	(531)
Valuation adjustments in the period	(4,785)	-
Total OREO	$ 70,110	$ 3,255

The following table summarizes Bancorp's OREO valuation allowance for the years ended December 31, 2008 and 2007:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Balance, beginning period	$ 175	$ 175
Additions to the valuation allowance	4,785	-
Deductions from the valuation allowance	(1,040)	-
Total OREO valuation allowance	$ 3,920	$ 175

10. BORROWINGS

The following table summarizes Bancorp's borrowings for the years ended December 31, 2008 and 2007:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Short-term borrowings:		
FHLB advances	$ 132,000	$ 167,000
Long-term borrowings:		
FHLB non-putable advances	61,059	68,100
FHLB putable advances	30,000	15,000
Total long-term borrowings	91,059	83,100
Total borrowings	$ 223,059	$ 250,100

FHLB advances are collateralized, as provided for in an advance, pledge and security agreement with the FHLB, by certain investment securities and mortgage-backed securities, stock owned by Bancorp including deposits at the FHLB and certain qualifying loans. This advance agreement requires FHLB prior consent to utilize available credit. At December 31, 2008, the Company had additional borrowing capacity available at the FHLB of $279.4 million based on pledged collateral.

Long-term borrowings at December 31, 2008, consist of notes with fixed maturities and structured advances with the FHLB totaling $91.1 million. Total long-term borrowings with fixed maturities were $61.1 million, with rates ranging from 3.24% to 5.42%. Bancorp had three structured advances totaling $30.0 million, with original terms of three and five years at a rate of 2.50 % to 4.46%. The scheduled maturities on these structured advances occur in September 2010, February 2013 and August 2013, although the FHLB may under certain circumstances require repayment of these structured advances prior to maturity. Principal payments due at scheduled maturity of Bancorp's long-term borrowings at December 31, 2008, are $32.6 million in 2010, $16.5 million in 2011, $20.1 million in 2012, and $21.9 million in 2013.

Long-term borrowings at December 31, 2007 consist of notes with fixed maturities and structured advances with the FHLB totaling $83.1 million. Total long-term borrowings with fixed maturities were $68.1 million. Bancorp had two structured advances totaling $15.0 million with original terms of three and five years, and final maturities in June 2009 and September 2010. The FHLB may under certain circumstances require repayment of these advances prior to their scheduled maturities.

Bancorp had no outstanding Federal Funds purchased from correspondent banks, borrowings from the discount window, or reverse repurchase agreements at December 31, 2008 and 2007.

11. JUNIOR SUBORDINATED DEBENTURES

At December 31, 2008, six wholly-owned subsidiary grantor trusts established by Bancorp had issued and sold $51 million of pooled trust preferred securities ("trust preferred securities"). Trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in each indenture. The trusts used all of the net proceeds from each sale of trust preferred securities to purchase a like amount of junior subordinated debentures (the "Debentures") of the Company. The Debentures are the sole assets of the trusts. The Company's obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon the maturity of the Debentures and may be subject to earlier redemption by the Company as provided in the indentures. The Company has the right to redeem the Debentures in whole (but not in part) on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date.

The following table is a summary of outstanding trust preferred securities at December 31, 2008:

(Dollars in thousands)

Issuance Trust	Issuance date	Preferred security amount	Rate type [1]	Initial rate	Rate at 12/31/08	Maturity date	Next possible redemption date
West Coast Statutory Trust III	September 2003	$7,500	Variable	6.75%	4.82%	September 2033	September 2013
West Coast Statutory Trust IV	March 2004	$6,000	Fixed	5.88%	5.88%	March 2034	March 2009
West Coast Statutory Trust V	April 2006	$15,000	Variable	6.79%	3.43%	June 2036	June 2011
West Coast Statutory Trust VI	December 2006	$5,000	Variable	7.04%	3.68%	December 2036	December 2011
West Coast Statutory Trust VII	March 2007	$12,500	Variable	6.90%	3.55%	March 2037	March 2012
West Coast Statutory Trust VIII	June 2007	$5,000	Variable	6.74%	3.38%	June 2037	June 2012
	Total	$51,000		Weighted rate	3.97%		

[1] The variable rate preferred securities reprice quarterly.

The interest rates on the trust preferred securities issued in September 2003, April 2006, December 2006, March 2007, and June 2007 reset quarterly and are tied to the London Interbank Offered Rate ("LIBOR") rate.

The junior subordinated debentures issued by Bancorp to the grantor trust are reflected in our consolidated balance sheet in the liabilities section at December 31, 2008 and 2007, under the caption "junior subordinated debentures." Bancorp records interest expense on the corresponding junior subordinated debentures in the consolidated statements of income. The common capital securities issued by the trusts are recorded within other assets in the consolidated balance sheets, and totaled $1.6 million at December 31, 2008 and 2007.

12. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases land and office space under 52 leases, of which 49 are long-term operating leases that expire between 2009 and 2023. At the end of most of the respective lease terms, Bancorp has the option to renew the leases at fair market value. At December 31, 2008, minimum future lease payments under these leases and other operating leases were:

(Dollars in thousands) Year		Minimum Future Lease Payments
2009	$	3,802
2010		3,504
2011		3,271
2012		3,148
2013		3,013
Thereafter		10,256
Total	$	26,994

Rental expense for all operating leases was $4.1 million, $3.7 million, and $3.0 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Bancorp is periodically party to litigation arising in the ordinary course of business. Based on information currently known to management, although there are uncertainties inherent in litigation, we do not believe there is any legal action to which Bancorp or any of its subsidiaries is a party that, individually or in the aggregate, will have a materially adverse effect on Bancorp's financial condition and results of operations, cash flows, or liquidity.

13. INCOME TAXES

The provision (benefit) for income taxes for the last three years consisted of the following:

(Dollars in thousands)	Year ended December 31,					
	2008		2007		2006	
Current						
Federal	$	(9,717)	$	17,401	$	13,009
State		(1,692)		2,599		1,874
		(11,409)		20,000		14,883
Deferred						
Federal		3,302		(11,143)		369
State		509		(1,736)		58
		3,811		(12,879)		427
Total						
Federal		(6,415)		6,258		13,378
State		(1,183)		863		1,932
Total	$	(7,598)	$	7,121	$	15,310

13. INCOME TAXES (continued)

Net deferred taxes are included in other assets on the Company's balance sheet. The tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of December 31, 2008 and 2007 are presented below:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Deferred tax assets:		
Allowance for loan losses	$ 11,114	$ 18,030
Reserve for unfunded commitments	390	3,069
Net unrealized loss on investments available for sale	1,035	280
Deferred employee benefits	1,356	1,092
Loss on impairment of securities	2,840	405
Stock option and restricted stock	796	488
Valuation allowance on OREO	1,506	67
Capitalized OREO expenses	629	-
Other	1,173	948
Total deferred tax assets	20,839	24,379
Deferred tax liabilities:		
Accumulated depreciation	1,033	1,134
Loan origination costs	2,108	2,365
Federal Home Loan Bank stock dividends	1,893	1,826
Intangible assests	310	458
Other	237	282
Total deferred tax liabilities	5,581	6,065
Net deferred tax assets	$ 15,258	$ 18,314

Based on historical performance, the Company believes it is more likely than not that the net deferred tax assets at December 31, 2008 and 2007 will be used to reduce future taxable income and therefore no valuation allowance associated with deferred tax assets has been established at December 31, 2008 and 2007.

The effective tax rate varies from the federal income tax statutory rate. The reasons for the variance are as follows:

(Dollars in thousands)	Year ended December 31, 2008	2007	2006
Expected federal income tax provision (benefit) (1)	$ (4,730)	$ 8,387	$ 15,599
State income tax, net of federal income tax effect	(769)	561	1,256
Interest on obligations of state and political subdivisions exempt from federal tax	(1,302)	(1,247)	(1,068)
Investment tax credits	(880)	(598)	(521)
Bank owned life insurance	(309)	(303)	(286)
Stock options	177	149	186
Other, net	215	172	144
Total	$ (7,598)	$ 7,121	$ 15,310

(1) Federal income tax provision applied at 34% in 2008 and 35% in all other periods.

Bancorp is subject to U.S. federal income tax and income tax of the State of Oregon. The years 2005 through 2007 remain open to examination for federal income taxes, and years 2004 through 2007 remain open for State examination. As of December 31, 2008 and 2007, Bancorp had no unrecognized tax benefits or uncertain tax positions. In addition, Bancorp had no accrued interest or penalties as of January 1, 2008 or December 31, 2008. It is Bancorp's policy to record interest and penalties as a component of income tax expense.

14. STOCKHOLDERS' EQUITY AND REGULATORY REQUIREMENTS

Authorized capital of Bancorp includes 10,000,000 shares of Preferred Stock no par value, none of which were issued at December 31, 2008, or 2007.

In July 2000, Bancorp announced a stock repurchase program that was expanded in September 2000, June 2001, September 2002, April 2004, and by 1.0 million shares in September 2007. Under this plan, the Company can purchase up to 4.88 million shares of the Company's common stock. The Company does not intend to repurchase shares in 2009. Total shares available for repurchase under this plan are 1,052,000 at December 31, 2008. The Company did not repurchase any shares in 2008.

The following table presents information with respect to Bancorp's stock repurchase program:

The Federal Reserve and Federal Deposit Insurance Corporation ("FDIC") have established minimum requirements for

(Shares and dollars in thousands, except per share)	Shares repurchased in period	Cost of shares repurchased	Average cost per share
Prior to year end 2006	3,623	60,503	16.70
Year ended 2007	205	5,847	28.52
Year ended 2008	-	-	-
Plan to date total	3,828	$66,350	$17.33

capital adequacy for bank holding companies and member banks. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bancorp and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off balance sheet items. The Federal Reserve and FDIC risk based capital guidelines require banks and bank holding companies to have a ratio of Tier 1 capital to total risk weighted assets of at least 4%, and a ratio of total capital to total risk weighted assets of 8% or greater. In addition, the leverage ratio of Tier 1 capital to total average assets less intangibles is required to be at least 3%. Bancorp and its bank subsidiary's capital components, classification, risk weightings and other factors are also subject to qualitative judgments by regulators. Failure to meet minimum capital requirements can initiate certain action by regulators that, if undertaken, could have a material effect on Bancorp's financial statements. As of December 31, 2008, Bancorp and its subsidiary bank are considered "Well Capitalized" under current risk based capital regulatory guidelines, which require well capitalized banks and bank holding companies to maintain Tier 1 capital of at least 6%, total risk based capital of at least 10% and a leverage ratio of at least 5%. Management believes that no events or changes in conditions have subsequently occurred which would significantly change Bancorp's capital position. Payment of dividends by the Company and the Bank is subject to restriction by state and federal banking regulators. During 2008, Bancorp determined to reduce its quarterly dividend to $.01 per share beginning with the dividend declared in the third quarter of 2008.

The following table presents selected risk adjusted capital information as of December 31, 2008 and 2007:

(Dollars in thousands)	2008				2007			
	Amount	Ratio	Amount Required For Minimum Capital Adequacy	Percent required for Minimum Capital Adequacy	Amount	Ratio	Amount Required For Minimum Capital Adequacy	Percent required for Minimum Capital Adequacy
Tier 1 Capital								
West Coast Bancorp	$ 236,601	9.96%	$ 95,015	4%	$ 244,165	9.88%	$ 98,804	4%
West Coast Bank	229,167	9.66%	94,911	4%	228,976	9.28%	98,687	4%
Total Capital								
West Coast Bancorp	$ 266,296	11.21%	$ 190,030	8%	$ 275,306	11.15%	$ 197,608	8%
West Coast Bank	258,830	10.91%	159,822	8%	260,080	10.54%	197,373	8%
Leverage Ratio								
West Coast Bancorp	$ 236,601	9.46%	$ 75,035	3%	$ 244,165	9.41%	$ 77,855	3%
West Coast Bank	229,167	9.17%	74,946	3%	228,976	8.83%	77,828	3%

15. BALANCES WITH THE FEDERAL RESERVE BANK

The Bank is required to maintain cash reserves or deposits with the Federal Reserve equal to a percentage of reservable deposits. The average required reserves for the Bank were $5.7 million and $5.0 million during the years ended December 31, 2008 and 2007, respectively.

16. EARNINGS (LOSS) PER SHARE

Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if certain shares issuable upon exercise of options and non-vested restricted stock were included.

The following tables reconcile the numerator and denominator of the basic and diluted earnings (loss) per share computations:

(Dollars and shares in thousands, except per share data)	Net Income (loss)	Weighted Average Shares	Per Share Amount
	For the year ended December 31, 2008		
Basic earnings (loss)	$ (6,313)	15,472	$ (0.41)
Stock options		-	
Restricted stock		-	
Diluted earnings (loss)	$ (6,313)	15,472	$ (0.41)
Common stock equivalent shares excluded due to anti-dilutive effect		60	
	For the year ended December 31, 2007		
Basic earnings	$ 16,842	15,507	$ 1.09
Stock options		497	
Restricted stock		41	
Diluted earnings	$ 16,842	16,045	$ 1.05
Common stock equivalent shares excluded due to anti-dulitive effect		145	
	For the year ended December 31, 2006		
Basic earnings	$ 29,260	15,038	$ 1.95
Stock options		648	
Restricted stock		44	
Diluted earnings	$ 29,260	15,730	$ 1.86
Common stock equivalent shares excluded due to anti-dulitive effect		99	

Bancorp had no reconciling items between net income (loss) and income available to common stockholders for the periods reported.

17. COMPREHENSIVE INCOME (LOSS)

The following table displays the components of other comprehensive income (loss) for the last three years:

(Dollars in thousands)	Year ended December 31, 2008	2007	2006
Net income (loss) as reported	$ (6,313)	$ 16,842	$ 29,260
Unrealized holding gains (losses) on securities:			
Unrealized holding gains (losses) arising during the year	(7,480)	(291)	541
Tax (provision) benefit	2,891	114	(213)
Unrealized holding gains (losses) arising during the year, net of tax	(4,589)	(177)	328
Unrealized (losses) gains on derivatives- cash flow hedges	-	28	(6)
Tax benefit (provision)	-	(11)	2
Unrealized (losses) gains on derivatives- cash flow hedges, net of tax	-	17	(4)
Less: Reclassification adjustment for impairment and losses on sales of securities	5,558	67	686
Tax benefit	(2,136)	(26)	(269)
Net realized losses, net of tax	3,422	41	417
Total comprehensive income (loss)	$ (7,480)	$ 16,723	$ 30,001

18. TIME DEPOSITS

Included in time deposits are deposits in denominations of $100,000 or greater, totaling $290.0 million and $287.1 million at December 31, 2008 and 2007, respectively. Interest expense relating to time deposits in denominations of $100,000 or greater was $10.5 million, $14.0 million and $9.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. Maturity amounts on Bancorp's time deposits include $522.1 million in 2009, $38.9 million in 2010, $12.0 million in 2011, $10.2 million in 2012, and $1.1 million in 2013. Included in the maturity amounts are $2.2 million in variable rate time deposits that reprice monthly with maturities in the first quarter of 2009.

19. EMPLOYEE BENEFIT PLANS

West Coast Bancorp employee benefits include a plan established under section 401(k) of the Internal Revenue Code for certain qualified employees (the "401(k) plan"). Employee contributions up to 100 percent of salaries under the Internal Revenue Code guidelines can be made under the 401(k) plan, of which Bancorp may match 50 percent of the employees' contributions up to a maximum of three percent of the employees' eligible compensation. Bancorp did not make a matching contribution for 2008. Bancorp may also elect to make discretionary contributions to the plan. No discretionary matches were made in 2008, 2007 and 2006. Employees vest immediately in their own contributions and earnings, and vest in Bancorp's contributions over five years of eligible service. Bancorp had no 401(k) plan related expenses in 2008, and $.94 million and $.82 million for 2007, and 2006, respectively, related to the Company's 401(k) plan match.

Bancorp provides separate non-qualified deferred compensation plans for directors and executive officers (collectively, "Deferred Compensation Plans") as supplemental benefit plans which permit directors and selected officers to elect to defer receipt of all or any portion of their future salary, bonus or directors' fees, including with respect to officers, amounts they otherwise might not be able to defer under the 401(k) plan due to specified Internal Revenue Code restrictions on the maximum deferral that may be allowed under that plan. Under the plans, an amount equal to compensation being deferred by participants is placed in a rabbi trust, the assets of which are available to Bancorp's creditors, and invested consistent with the participants' direction among a variety of investment alternatives. A deferred compensation liability of $1.9 million was included in other liabilities as of December 31, 2008, compared to $2.4 million at December 31, 2007.

Bancorp has multiple supplemental executive retirement agreements with former and current executives. The following table reconciles the accumulated liability for the benefit obligation of these agreements:

(Dollars in thousands)	Year ended December 31,	
	2008	2007
Beginning balance	$ 2,223	$ 1,978
Benefit expense	293	344
Benefit payments	(160)	(99)
Ending balance	$ 2,356	$ 2,223

Bancorp's obligations under supplemental executive retirement agreements are unfunded plans and have no plan assets. The benefit obligation represents the vested net present value of future payments to individuals under the agreements. Bancorp's benefit expense, as specified in the agreements for the entire year 2009, is expected to be $.2 million. The benefits expected to be paid are presented in the following table:

(Dollars in thousands)

Year	Benefits expected to be paid
2009	$ 220
2010	185
2011	174
2012	167
2013	167
2014 through 2018	835

20. STOCK PLANS

At December 31, 2008, Bancorp maintains multiple stock option plans. Bancorp's stock option plans include the 2002 Stock Incentive Plan ("2002 Plan"), the 1999 Stock Option Plan and the 1995 Directors Stock Option Plan. No additional grants may be made under plans other than the 2002 Plan. The 2002 Plan, which is shareholder approved, permits the grant of stock options and restricted stock awards for up to 1.9 million shares, of which 229,000 shares remain available for issuance, of which 56,000 shares may be allocated to restricted stock awards.

All stock options have an exercise price that is equal to the closing fair market value of Bancorp's stock on the date the options were granted. Options granted under the 2002 Plan generally vest over a three or four-year vesting period; however, certain grants have been made that vested immediately. Stock options have a ten-year maximum term. Options previously issued under the 1999 or prior plans are fully vested. It is Bancorp's policy to issue new shares for stock option exercises and restricted stock. Bancorp expenses stock options and restricted stock on a straight line basis over the related vesting term.

The following table presents information on stock options outstanding for the periods shown:

	2008 Common Shares	2008 Weighted Avg. Ex. Price	2007 Common Shares	2007 Weighted Avg. Ex. Price	2006 Common Shares	2006 Weighted Avg. Ex. Price
Balance, beginning of year	1,311,585	$ 16.97	1,470,036	$ 16.61	1,693,135	$ 14.80
Granted	178,000	12.73	11,900	31.53	157,775	27.65
Exercised	(2,622)	9.46	(161,834)	14.36	(366,893)	12.83
Forfeited/expired	(79,448)	17.56	(8,517)	25.17	(13,981)	21.71
Balance, end of year	1,407,515	$ 16.41	1,311,585	$ 16.97	1,470,036	$ 16.61
Exercisable, end of year	1,150,201		1,099,940		1,151,694	

As of December 31, 2008, outstanding stock options consist of the following:

Exercise Price Range	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Remaining Life	Options Exercisable	Weighted Avg. Exercise Price
$ 8.44 - $ 12.27	370,035	$ 10.56	1.72	368,535	$ 10.56
12.50 - 14.67	390,766	13.71	5.75	234,866	14.35
15.09 - 21.32	481,240	19.30	5.30	453,395	19.22
21.92 - 34.13	165,474	27.46	7.26	93,405	27.04
Total	1,407,515	$ 16.41	4.71	1,150,201	$ 16.09

The average fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. There were no non-qualified director stock options granted in 2007. The following table presents the assumptions used in the fair value calculation:

	Non-Qualified Director Options		Employee Options		
	2008	2006	2008	2007	2006
Risk Free interest rates	2.75%	4.95%	2.75%-3.52%	4.44%-4.78%	4.35%-5.13%
Expected dividend	3.60%	1.64%	3.60%-4.18%	1.48%-1.66%	1.44%-1.65%
Expected lives, in years	4	4	4	4	4
Expected volatility	27%	23%	27%	23%	23%
Fair value of options granted	$2.20	$6.12	$2.20	$6.80	$6.15

20. STOCK PLANS (continued)

The following table presents information on stock options outstanding for the periods shown, less estimated forfeitures:

(Dollars in thousands, except share and per share data)	Year ended December 31, 2008	2007	2006
Intrinsic value of options exercised in the period	$ 6	$ 2,706	$ 6,227
Stock options fully vested and expected to vest:			
Number	1,375,273	1,235,652	1,453,658
Weighted average exercise price	$ 16.10	$ 16.85	$ 16.51
Aggregate intrinsic value	$ -	$ 2,044	$ 26,350
Weighted average contractual term of options	4.7 years	4.9 years	5.7 years
Stock options vested and currently exercisable			
Number	1,150,201	1,099,940	1,151,694
Weighted average exercise price	$ 16.09	$ 15.47	$ 14.55
Aggregate intrinsic value	$ -	$ 4,385	$ 23,132
Weighted average contractual term of options	3.9 years	4.4 years	4.9 years

Bancorp grants restricted stock periodically as a part of the 2002 Plan for the benefit of employees and directors. Restricted stock grants are made at the discretion of the Board of Directors, except with regard to grants to Bancorp's Section 16 officers, which are made at the discretion of the Board's Compensation & Personnel Committee. Compensation expense for restricted stock is based on the market price of the Company stock at the date of the grant and amortized on a straight-line basis over the vesting period which is currently one, three or four years for all grants. Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant and receive all dividends with respect to such shares, whether or not the shares have vested, except in the case of performance awards granted in 2008 for which dividends are collected and will be forfeited if performance conditions are not met. Restrictions are generally based upon continuous service, except that performance awards vest based on achievement of performance targets based on the Company's stock price.

Restricted stock consists of the following for the years ended December 31, 2008, 2007 and 2006:

	2008 Restricted Shares	Average Grant Date Fair Value	2007 Restricted Shares	Average Grant Date Fair Value	2006 Restricted Shares	Average Grant Date Fair Value
Balance, beginning of year	148,317	$ 27.97	123,746	$ 24.22	123,027	$ 20.24
Granted	127,900	11.48	74,170	31.68	57,840	27.67
Vested	(59,949)	26.53	(47,583)	23.93	(55,715)	19.07
Forfeited	(5,500)	26.26	(2,016)	30.09	(1,406)	22.47
Balance, end of year	210,768	$ 18.41	148,317	$ 27.97	123,746	$ 24.22
Weighted avg. remaining recognition period	1.40 years		1.34 years		1.41 years	

The following table presents stock-based compensation expense and professional expense related to restricted stock and stock options for the periods shown:

(Dollars in thousands)	Twelve months ended December 31, 2008	2007	2006
Restricted stock expense	$ 2,301	$ 1,530	$ 1,044
Stock option expense	564	500	597
Total stock-based compensation and professional expense	$ 2,865	$ 2,030	$ 1,641
Tax benefit recognized on share-based expense	$ 1,089	$ 771	$ 624

The balance of unearned compensation related to unvested restricted stock granted as of December 31, 2008 and 2007 was $2.2 million and $3.1 million, respectively. The December 31, 2008 unearned compensation balance is expected to be recognized over a weighted average period of 1.4 years.

21. FAIR VALUE MEASUREMENT

SFAS No. 157, "Fair Value Measurements" defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The following definitions describe the categories used in the tables presented under Fair Value Measurement.

- Quoted prices in active markets for identical assets (Level 1): Inputs that are quoted unadjusted prices in active markets for identical assets that the Company has the ability to access at the measurement date. An active market for the asset is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Other observable inputs (Level 2): Inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity including quoted prices for similar assets, quoted prices for securities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means.

- Significant unobservable inputs (Level 3): Inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Financial instruments are broken down in the tables that follow by recurring or nonrecurring measurement status. Recurring assets are initially measured at fair value and are required to be remeasured at fair value in the financial statements at each reporting date. Assets measured on a nonrecurring basis are assets that due to an event or circumstance were required to be remeasured at fair value after initial recognition in the financial statements at some time during the reporting period.

The following table presents fair value measurements for assets that are measured at fair value on a recurring basis subsequent to initial recognition:

		Fair value measurements at December 31, 2008, using		
(Dollars in thousands)	Total fair value December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Trading securities	$ 1,546	$ 1,546	$ -	$ -
Available for sale securities	198,515	223	188,772	9,520
Total recurring assets measured at fair value	$ 200,061	$ 1,769	$ 188,772	$ 9,520

The Company did not have any transfers between level 1, level 2, or level 3 instruments during the period. In 2008, the Company changed its valuation technique for its pooled trust preferred investments in our corporate securities portfolio from using a pricing service to a discounted cash flow method. These securities were measured using level 3 inputs for the entire year 2008. The Company had no other valuation technique changes in recurring and nonrecurring assets measured at fair value from the year ended December 31, 2007.

The following table represents a reconciliation from the beginning of the period to end of the period of level three instruments, for assets that are measured at fair value on a recurring basis:

(Dollars in thousands)	Available for sale securities
Fair value, January 1, 2008	$ 13,948
Losses included in other comprehensive income (loss)	(1,918)
Fair value, March 31, 2008	12,030
Losses included in other comprehensive income (loss)	(1,012)
Fair value, June 30, 2008	11,018
Reclassification for losses from adjustment for impairment of securities	3,144
Losses included in other comprehensive income (loss)	(4,952)
Fair value, September 30, 2008	9,210
Gains included in other comprehensive income (loss)	310
Fair value, December 31, 2008	$ 9,520

The losses from adjustments for OTTI of securities were recognized in noninterest income in the consolidated income statement.

21. FAIR VALUE MEASUREMENT (continued)

The following method was used to estimate the fair value of each class of financial instrument:

Trading securities – Trading assets held at December 31, 2008, are related solely to bonds, equity securities and mutual funds held in a Rabbi Trust for the benefit of the Company's deferred compensation plans. Fair values for trading assets are based on quoted market prices.

Available for Sale Securities - Fair values for available for sale securities are based on quoted market prices when available or through the use of alternative approaches, such as matrix or model pricing, indicators from market makers, or discounted cash flows when market quotes are not readily accessible or available. Our level three assets consist primarily of pooled trust preferred securities.

Certain assets and liabilities are measured at fair value on a nonrecurring basis after initial recognition such as loans held for sale, loans measured for impairment and OREO. During 2008, certain loans held for sale were subject to the lower of cost or market method of accounting. However, there were no impairments recognized on loans held for sale in 2008. During 2008, certain loans included in Bancorp's loan portfolio were deemed impaired in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." OREO that was taken into possession during 2008 was measured at estimated fair value less sales expense. In addition, during 2008, certain properties were written down $4.8 million to reflect additional decreases in their fair market value after initial recognition at the time the property was placed into OREO. These valuation write downs were recorded in OREO sales and valuation adjustments in the statements of income (loss).

There were no nonrecurring level one or two fair value measurements in 2008. The following table represents the level three fair value measurements for nonrecurring assets:

(Dollars in thousands)	Impairment	Fair Value
Loans held for sale	$ -	$ 2,860
Loans measured for impairment	56,563	221,197
OREO	4,785	65,492
Total nonrecurring assets measured at fair value	$ 61,348	$ 289,549

The following methods were used to estimate the fair value of each class of financial instrument above:

Loans held for sale - Loans held for sale are carried at the lower of cost or market utilizing the quoted market price. Due to the short duration of time between origination and sale, the carrying value of the loans held for sale approximates its market value. When a loan is sold, the gain is recognized in the consolidated statement of income as the proceeds less the book value of the loan including unamortized fees and capitalized direct costs.

Impaired loans - A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral less sales expenses if the loan is collateral dependent. A significant portion of the Bank's impaired loans are measured using the fair market value of the collateral less sales expenses.

Other real estate owned - OREO is initially recorded at the lower of the carrying amount of the loan or fair value of the property less estimated costs to sell. This amount becomes the property's new basis. Management considers third party appraisals as well as independent fair market value assessments from realtors or persons involved in selling OREO in determining the fair value of particular properties. Accordingly, the valuation of OREO is subject to significant external and internal judgment. Management also periodically reviews OREO to determine whether the property continues to be carried at the lower of its recorded book value or fair value, net of estimated costs to sell.

22. FAIR VALUES OF FINANCIAL INSTRUMENTS

A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that conveys or imposes the contractual right or obligation to either receive or deliver cash or another financial instrument. Examples of financial instruments included in Bancorp's balance sheet are cash, federal funds sold or purchased, debt and equity securities, loans, demand, savings and other interest-bearing deposits, notes and debentures. Examples of financial instruments which are not included in the Bancorp balance sheet are commitments to extend credit and standby letters of credit.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Accounting standards require the fair value of deposit liabilities with no stated maturity, such as demand deposits, NOW and money market accounts, to equal the carrying value of these financial instruments and does not allow for the recognition of the inherent value of core deposit relationships when determining fair value.

Bancorp has estimated fair value based on quoted market prices where available. In cases where quoted market prices were not available, fair values were based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows or other valuation techniques that utilize assumptions which are highly subjective and judgmental in nature. Subjective factors include, among other things, estimates of cash flows, the timing of cash flows, risk and credit quality characteristics, interest rates and liquidity premiums or discounts. Accordingly, the results may not be precise, and modifying the assumptions may significantly affect the values derived. In addition, fair values established utilizing alternative valuation techniques may or may not be substantiated by comparison with independent markets. Further, fair values may or may not be realized if a significant portion of the financial instruments were sold in a bulk transaction or a forced liquidation. Therefore, any aggregate unrealized gains or losses should not be interpreted as a forecast of future earnings or cash flows. Furthermore, the fair values disclosed should not be interpreted as the aggregate current value of Bancorp.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents - The carrying amount is a reasonable estimate of fair value.

Investment Securities - For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or other modeling techniques. See Note 21, "Fair Value Measurement" of the notes to consolidated financial statements for more detail.

Loans - The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. An additional liquidity discount is also incorporated to more closely align the fair value with observed market prices.

Bank owned life insurance - The carrying amount is the cash surrender value of all policies, which approximates fair value.

Deposit Liabilities - The fair value of demand deposits, savings accounts and other deposits is the amount payable on demand at the reporting date. The fair value of time deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings - The carrying amount is a reasonable estimate of fair value given the short-term nature of these financial instruments.

Long-term borrowings - The fair value of the long-term borrowings is estimated by discounting the future cash flows using the current rate at which similar borrowings with similar remaining maturities could be made.

Junior subordinated debentures - The fair value of the fixed rate junior subordinated debentures and trust preferred securities approximates the pricing of a preferred security at current market prices.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees - The majority of our commitments to extend credit carry current market interest rates if converted to loans. Because these commitments are generally unassignable by either the borrower or us, they only have value to the borrower and us.

22. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The estimated fair values of financial instruments at December 31, 2008, are as follows:

(Dollars in thousands)	Carrying Value	Fair Value
FINANCIAL ASSETS:		
Cash and cash equivalents	$ 64,778	$ 64,778
Trading assets	1,546	1,546
Investment securities	198,515	198,515
Net loans (net of allowance for loan losses and including loans held for sale)	2,038,736	1,915,769
Bank owned life insurance	23,525	23,525
FINANCIAL LIABILITIES:		
Deposits	$ 2,024,379	$ 2,030,079
Short-term borrowings	132,000	132,000
Long-term borrowings	91,059	94,049
Junior subordinated debentures-variable	45,000	23,921
Junior subordinated debentures-fixed	6,000	4,041

The estimated fair values of financial instruments at December 31, 2007 are as follows:

(Dollars in thousands)	Carrying Value	Fair Value
FINANCIAL ASSETS:		
Cash and cash equivalents	$ 113,802	$ 113,802
Trading assets	1,582	1,582
Investment securities	259,130	259,130
Net loans (net of allowance for loan losses and including loans held for sale)	2,128,939	2,151,108
Bank owned life insurance	22,612	22,612
FINANCIAL LIABILITIES:		
Deposits	$ 2,094,832	$ 2,095,529
Short-term borrowings	167,000	167,000
Long-term borrowings	83,100	83,914
Junior subordinated debentures-variable	37,500	37,500
Junior subordinated debentures-fixed	13,500	13,530

23. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Bank has financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. As of December 31, 2008, outstanding commitments consist of the following:

(Dollars in thousands)	Contract or Notional Amount December 31, 2008	Contract or Notional Amount December 31, 2007
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit in the form of loans		
Commercial	$ 348,428	$ 395,203
Real estate construction		
Two-step loans	152	78,585
Other than two-step loans	52,845	149,833
Total real estate construction	52,997	228,418
Real estate mortgage		
Standard mortgage	2,251	7,320
Home equity line of credit	190,122	198,331
Total real estate mortgage loans	192,373	205,651
Commercial real estate	18,916	27,116
Installment and consumer	15,779	19,232
Other [1]	8,251	24,223
Standby letters of credit and financial guarantees	14,030	8,081
Account overdraft protection instruments	59,175	54,093
Total	$ 709,949	$ 962,017

[1] The category "other" represents commitments extended to clients or borrowers that have been extended but not yet fully executed. These other extended commitments are not yet classified nor have they been placed into our loan system.

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Many of the commitments may expire without being drawn upon, therefore total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include real property, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued to support a customer's performance or payment obligation to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Interest rates on residential 1-4 family mortgage loan applications are typically rate locked during the application stage for periods ranging from 15 to 45 days, the most typical period being 30 days. These loans are locked with various qualified investors under a best-efforts delivery program. The Company makes every effort to deliver these loans before their rate locks expire. This arrangement generally requires the Bank to deliver the loans prior to the expiration of the rate lock. Delays in funding the loans may require a lock extension. The cost of a lock extension at times is borne by the borrower and at times by the Bank. These lock extension costs paid by the Bank are not expected to have a material impact to operations. This activity is managed daily.

24. PARENT COMPANY ONLY FINANCIAL DATA

The following sets forth the condensed financial information of West Coast Bancorp on a stand-alone basis:

WEST COAST BANCORP
UNCONSOLIDATED BALANCE SHEETS

As of December 31 (Dollars in thousands)	2008	2007
Assets:		
Cash and cash equivalents	$ 2,031	$ 4,102
Investment in bank subsidiary	241,701	244,047
Investment in other subsidiaries	4,152	3,708
Other assets	3,948	11,977
Total assets	$ 251,832	$ 263,834
Liabilities and stockholders' equity:		
Junior subordinated debentures	$ 51,000	$ 51,000
Other liabilities	2,645	4,593
Total liabilities	53,645	55,593
Stockholders' equity	198,187	208,241
Total liabilities and stockholders' equity	$ 251,832	$ 263,834

WEST COAST BANCORP
UNCONSOLIDATED STATEMENTS OF INCOME (LOSS)

Year ended December 31 (Dollars in thousands)	2008	2007	2006
Income:			
Cash dividends from Bank	$ 6,000	$ 7,000	$ 7,000
Other income	10	10	65
Total income	6,010	7,010	7,065
Expenses:			
Interest expense	2,635	3,612	2,774
Other expense	869	699	650
Total expense	3,504	4,311	3,424
Income before income taxes and equity in undistributed earnings of the subsidiaries	2,506	2,698	3,641
Income tax benefit	1,363	1,678	1,310
Net income before equity in undistributed earnings of the subsidiaries	3,869	4,376	4,951
Equity in undistributed earnings (loss) of the subsidiaries	(10,182)	12,466	24,309
Net income (loss)	$ (6,313)	$ 16,842	$ 29,260

WEST COAST BANCORP
UNCONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (Dollars in thousands)	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (6,313)	$ 16,842	$ 29,260
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed (earnings) loss of subsidiaries	10,182	(12,466)	(24,309)
(Increase) decrease in other assets	(1,805)	(2,295)	(3,441)
Increase in other liabilities	5	415	686
Stock based compensation expense	2,865	2,030	1,641
Net cash provided by operating activities	4,934	4,526	3,837
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of Mid-Valley Bank stock	-	-	(5,009)
Capital contribution to subsidiaries	-	(5,000)	(7,500)
Net cash used in investing activities	-	(5,000)	(12,509)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of junior subordinated notes	-	17,500	20,000
Redemption from maturity of junior subordinated notes	-	(7,500)	(5,000)
Net activity in common stock of deferred compensation plans	(50)	(84)	(166)
Proceeds from issuance of common stock	25	2,325	4,707
Redemption of common stock related to equity plans	(190)	(639)	(1,082)
Tax benefit (expense) associated with equity plans	(287)	853	1,875
Repurchase of common stock	-	(5,847)	(2,770)
Dividends paid and cash paid for fractional shares	(6,503)	(7,765)	(6,596)
Other, net	-	17	(17)
Net cash provided by (used in) financing activities	(7,005)	(1,140)	10,951
Net increase (decrease) in cash and cash equivalents	(2,071)	(1,614)	2,279
Cash and cash equivalents at beginning of year	4,102	5,716	3,437
Cash and cash equivalents at end of year	$ 2,031	$ 4,102	$ 5,716

During the year ending December 31, 2008, the Parent Company made a non-cash capital contribution of $9.83 million to the Bank in the form of an intercompany tax settlement.

25. SEGMENT AND RELATED INFORMATION

Bancorp accounts for intercompany fees and services at an estimated fair value according to regulatory requirements for the service provided. Intercompany items relate primarily to the use of accounting, human resources, data processing and marketing services provided by the Bank, West Coast Trust, and the holding company. All other accounting policies are the same as those described in the summary of significant accounting policies.

Summarized financial information concerning Bancorp's reportable segments and the reconciliation to Bancorp's consolidated results is shown in the following table. The "Other" column includes West Coast Trust's operations and holding company related items including activity relating to trust preferred securities. Investment in subsidiaries is netted out of the presentations below. The "Intercompany" column identifies the intercompany activities of revenues, expenses and other assets, between the "Banking" and "Other" segment.

(Dollars in thousands)	As of and for the year ended December 31, 2008			
	Banking	Other	Intercompany	Consolidated
Interest income	$ 140,767	$ 79	$ -	$ 140,846
Interest expense	46,061	2,635	-	48,696
Net interest income (expense)	94,706	(2,556)	-	92,150
Provision for credit losses	40,367	-	-	40,367
Noninterest income	22,429	3,329	(1,129)	24,629
Noninterest expense	87,836	3,616	(1,129)	90,323
Loss before income taxes	(11,068)	(2,843)	-	(13,911)
Benefit for income taxes	(6,489)	(1,109)	-	(7,598)
Net loss	$ (4,579)	$ (1,734)	$ -	$ (6,313)
Depreciation and amortization	$ 4,493	$ 27	$ -	$ 4,520
Assets	$ 2,511,006	$ 9,470	$ (4,336)	$ 2,516,140
Goodwill	$ 13,059	$ -	$ -	$ 13,059
Loans, net	$ 2,035,876	$ -	$ -	$ 2,035,876
Deposits	$ 2,027,899	$ -	$ (3,520)	$ 2,024,379
Equity	$ 241,701	$ (43,514)	$ -	$ 198,187

(Dollars in thousands)	As of and for the year ended December 31, 2007			
	Banking	Other	Intercompany	Consolidated
Interest income	$ 183,067	$ 123	$ -	$ 183,190
Interest expense	64,857	3,613	-	68,470
Net interest income (expense)	118,210	(3,490)	-	114,720
Provision for credit losses	38,956	-	-	38,956
Noninterest income	30,724	3,721	(947)	33,498
Noninterest expense	82,466	3,780	(947)	85,299
Income (loss) before income taxes	27,512	(3,549)	-	23,963
Provision (benefit) for income taxes	8,505	(1,384)	-	7,121
Net income (loss)	$ 19,007	$ (2,165)	$ -	$ 16,842
Depreciation and amortization	$ 4,719	$ 28	$ -	$ 4,747
Assets	$ 2,641,630	$ 10,937	$ (5,953)	$ 2,646,614
Goodwill	$ 13,059	$ -	$ -	$ 13,059
Loans, net	$ 2,125,752	$ -	$ -	$ 2,125,752
Deposits	$ 2,100,018	$ -	$ (5,186)	$ 2,094,832
Equity	$ 244,047	$ (35,806)	$ -	$ 208,241

25. SEGMENT AND RELATED INFORMATION (continued)

(Dollars in thousands)	As of and for the year ended December 31, 2006			
	Banking	Other	Intercompany	Consolidated
Interest income	$ 150,706	$ 92	$ -	$ 150,798
Interest expense	47,151	2,775	-	49,926
Net interest income (expense)	103,555	(2,683)	-	100,872
Provision for credit losses	2,733	-	-	2,733
Noninterest income	25,733	3,243	(880)	28,096
Noninterest expense	79,065	3,480	(880)	81,665
Income (loss) before income taxes	47,490	(2,920)	-	44,570
Provision (benefit) for income taxes	16,449	(1,139)	-	15,310
Net income (loss)	$ 31,041	$ (1,781)	$ -	$ 29,260
Depreciation and amortization	$ 3,685	$ 171	$ -	$ 3,856
Assets	$ 2,460,705	$ 12,134	$ (7,467)	$ 2,465,372
Goodwill	$ 13,059	$ -	$ -	$ 13,059
Loans, net	$ 1,924,673	$ -	$ -	$ 1,924,673
Deposits	$ 2,013,136	$ -	$ (6,784)	$ 2,006,352
Equity	$ 227,186	$ (26,304)	$ -	$ 200,882

26. RELATED PARTY TRANSACTIONS

As of December 31, 2008 and 2007, the Bank had loan commitments to directors, senior officers, principal stockholders and their related interests totaling $26.7 million and $20.9 million, respectively. These commitments and the loan balances below were made substantially on the same terms in the course of ordinary banking business, including interest rates, maturities and collateral as those made to other customers of the Bank.

The following table presents a summary of outstanding balances for loans made to directors, senior officers, and principal stockholders of the Company and their related interests:

(Dollars in thousands)	December 31,	
	2008	2007
Balance, beginning of period	$ 18,890	$ 8,556
New loans and advances	21,775	10,423
Principal payments and payoffs	(17,804)	(89)
Balance, end of period	$ 22,861	$ 18,890

27. QUARTERLY FINANCIAL INFORMATION (unaudited)

2008 (Dollars in thousands, except per share data)	December 31,	September 30,	June 30,	March 31,
Interest income	$ 32,017	$ 34,772	$ 35,745	$ 38,312
Interest expense	10,880	11,049	12,032	14,735
Net interest income	21,137	23,723	23,713	23,577
Provision for credit losses	16,517	9,125	6,000	8,725
Noninterest income	4,310	1,070	9,038	10,211
Noninterest expense	22,535	22,221	23,346	22,221
Income (loss) before income taxes	(13,605)	(6,553)	3,405	2,842
Provision (benefit) for income taxes	(4,924)	(4,237)	721	842
Net income (loss)	$ (8,681)	$ (2,316)	$ 2,684	$ 2,000
Earnings (loss) per common share:				
Basic (loss)	($0.56)	($0.15)	$0.17	$0.13
Diluted (loss)	($0.56)	($0.15)	$0.17	$0.13

2007 (Dollars in thousands, except per share data)	December 31,	September 30,	June 30,	March 31,
Interest income	$ 45,528	$ 47,742	$ 46,148	$ 43,772
Interest expense	17,253	17,905	17,424	15,888
Net interest income	28,275	29,837	28,724	27,884
Provision for credit losses	29,956	2,700	3,500	2,800
Noninterest income	8,615	8,145	8,705	8,033
Noninterest expense	20,160	22,602	21,500	21,037
Income (loss) before income taxes	(13,226)	12,680	12,429	12,080
Provision (benefit) for income taxes	(5,739)	4,350	4,294	4,216
Net income (loss)	$ (7,487)	$ 8,330	$ 8,135	$ 7,864
Earnings (loss) per common share:				
Basic (loss)	($0.48)	$0.54	$0.52	$0.51
Diluted (loss)	($0.48)	$0.52	$0.50	$0.49

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information the Company must disclose in its reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Our management has evaluated, with the participation and under the supervision of our chief executive officer ("CEO") and chief financial officer ("CFO"), the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our CEO and CFO have concluded that, as of such date, the Company's disclosure controls and procedures are effective in ensuring that information relating to the Company, including its consolidated subsidiaries, required to be disclosed in reports that it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Material Changes in Internal Control over Financial Reporting

During fourth quarter 2008, the Company took steps to correct a control deficiency identified in its quarterly report on Form 10-Q for the quarter ended September 30, 2008. The Company evaluated and confirmed the effectiveness of its review process for preparation of the Company's financial statements. It also took steps to enhance the technical competencies of personnel performing these review procedures and it reassigned certain review responsibilities to more senior level accounting personnel. As a result, the Company believes that it addressed the material weakness in internal control over financial reporting that existed as of September 30, 2008. There were no other material changes in internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of published financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Management is also responsible for ensuring compliance with the federal laws and regulations concerning loans to insiders and the federal and state laws and regulations concerning dividend restrictions, both of which are designated by the Federal Deposit Insurance Corporation ("FDIC") as safety and soundness laws and regulations. Nonetheless, all internal control systems, no matter how well designed, have inherent limitations. Even systems determined to be effective as of a particular date can provide only reasonable assurance with respect to financial statement preparation and presentation and may not eliminate the need for restatements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

The Company's management has assessed its compliance with the designated safety and soundness laws and regulations and has maintained records of its determinations and assessments as required by the FDIC. Based on this assessment, management believes that West Coast Bancorp has complied, in all material respects, with the designated safety and soundness laws and regulations for the year ended December 31, 2008.

The Company's independent registered public accounting firm has audited the Company's internal control over financial reporting as of December 31, 2008, as stated in their report appearing below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
West Coast Bancorp
Lake Oswego, Oregon

We have audited the internal control over financial reporting of West Coast Bancorp and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because management's assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting and compliance with designated laws and regulations. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have not examined and, accordingly, we do not express an opinion or any other form of assurance on management's statement referring to compliance with laws and regulations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated February 23, 2009, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
February 23, 2009

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning directors and executive officers of Bancorp required to be included in this item is set forth under the headings "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Management" in Bancorp's Proxy Statement for its 2008 Annual Meeting of Stockholders to be filed within 120 days of Bancorp's fiscal year end of December 31, 2008 (the "Proxy Statement"), and is incorporated into this report by reference.

Audit and Compliance Committee

Bancorp has a separately-designated standing Audit and Compliance Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit and Compliance Committee are Duane C. McDougall (Chair), Nancy Wilgenbusch and Michael Bragg, each of whom is independent as independence for audit committee members is defined under NASDAQ listing standards applicable to the Company.

Audit Committee Financial Expert

Bancorp's Board of Directors has determined that Duane C. McDougall, the Audit and Compliance Committee chair, is an audit committee financial expert as defined in Item 407(d)(5) of Regulation S-K of the Exchange Act and is independent as independence for audit committee members is defined under NASDAQ listing standards applicable to the Company.

Code of Ethics

We have adopted a code of ethics (the "Code of Ethics"), for our CEO, CFO, principal accounting officer, and persons performing similar functions, entitled the West Coast Bancorp Code of Ethics for Senior Financial Officers. The Code of Ethics is available on our website at www.wcb.com under the tab for investor relations. Stockholders may request a free copy of the Code of Ethics from:

West Coast Bancorp

Attention: Secretary

5335 Meadows Road, Suite 201

Lake Oswego, Oregon 97035

(503) 684-0884

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive and director compensation and certain matters regarding participation in Bancorp's compensation committee required by this item is set forth under the headings "Executive Compensation" and "Board of Directors" in the Proxy Statement and is incorporated into this report by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCK HOLDER MATTERS

Security Ownership

Information concerning the security ownership of certain beneficial owners and management required by this item is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and is incorporated into this report by reference.

Equity Compensation Plan Information

Information concerning Bancorp's equity compensation plans, including both stockholder approved plans and non-stockholder approved plans, required by this item is set forth under the heading "Executive Compensation—Equity Compensation Plan Information" in the Proxy Statement and is incorporated into this report by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

Information concerning certain relationships and related transactions required by this item is set forth under the heading "Transactions with Related Persons" in the Proxy Statement and is incorporated into this report by reference.

Director Independence

Information concerning the independence of Bancorp directors required by this item is set forth under the heading "Election of Directors" in the Proxy Statement and is incorporated into this report by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning fees paid to our accountants required by this item is included under the heading "Matters Related to our Auditors—Fees Paid to Independent Registered Public Accounting Firm" in the Proxy Statement and is incorporated into this report by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) **Financial Statements:**

The financial statements and related documents listed in the Index set forth in Item 8 of this report are filed as part of this report.

(2) **Financial Statements Schedules:**

All other schedules to the consolidated financial statements are omitted because they are not applicable or not material or because the information is included in the consolidated financial statements or related notes in Item 8 above.

(3) **Exhibits:**

The response to this portion of Item 15 is submitted as a separate section of this report appearing immediately following the signature page and entitled "Index to Exhibits."

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 23, 2009.

WEST COAST BANCORP

(Registrant)

By: /s/ Robert D. Sznewajs

Robert D. Sznewajs

President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 23, 2009.

Principal Executive Officer:

/s/ Robert D. Sznewajs Robert D. Sznewajs	President and CEO and Director

Principal Financial Officer:

/s/ Anders Giltvedt Anders Giltvedt	Executive Vice President and Chief Financial Officer

Principal Accounting Officer:

/s/ Kevin M. McClung Kevin M. McClung	Senior Vice President and Controller

Remaining Directors:

*Lloyd D. Ankeny, Chairman

*Michael J. Bragg

*Duane C. McDougall

*Steven J. Oliva

*J.F. Ouderkirk

*Steven N. Spence

*David J. Truitt

*Nancy A. Wilgenbusch, PhD.

*By /s/ Robert D. Sznewajs

Robert D. Sznewajs

Attorney-in-Fact

Index to Exhibits

Exhibit No.	Exhibit
3.1	Restated Articles of Incorporation. Incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (the "2003 10-K").
3.2	Amended and Restated Bylaws of the Company (as amended through January 27, 2009).
4	The Company has incurred long-term indebtedness as to which the amount involved is less than ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish instruments relating to such indebtedness to the Commission upon its request.
10.1	Form of Indemnification Agreement for all directors and executive officers.*
10.2	Change in Control Agreement between the Company and Robert D. Sznewajs dated January 1, 2004, and amended and restated December 30, 2008.*
10.3	Change in Control Agreement between the Company and Anders Giltvedt dated January 1, 2004, and amended and restated December 30, 2008.*
10.4	Change in Control Agreement between the Company and Xandra McKeown dated January 1, 2004, and amended and restated December 30, 2008.*
10.5	Change in Control Agreement between the Company and James D. Bygland dated January 1, 2004 and amended and restated December 30, 2008.*
10.6	Change in Control Agreement between the Company and Hadley Robbins dated March 5, 2007 and amended and restated December 30, 2008.*
10.7	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Robert D. Sznewajs dated August 1, 2003, and amended and restated as of January 1, 2009.*
10.8	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Anders Giltvedt dated August 1, 2003, and amended and restated as of January 1, 2009.*
10.9	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Xandra McKeown dated August 1, 2003, and amended and restated as of January 1, 2009.*
10.10	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and James D. Bygland dated August 1, 2003, and amended and restated as of January 1, 2009.*
10.11	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Hadley Robbins dated April 1, 2007, and amended and restated as of January 1, 2009.*

*Indicates a management contract or compensatory plan, contract or arrangement.

Index to Exhibits (continued)

Exhibit No.	Exhibit
10.12	401(k) Profit Sharing Plan. Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Reg. No. 333-01649) filed March 12, 1996.*
10.13	Directors' Deferred Compensation Plan.*
10.14	Executives' Deferred Compensation Plan.*
10.15	Directors' Stock Option Plan and Form of Agreement. Incorporated by Reference to Exhibits 99.1 and 99.2 to the Company's Registration Statement on Form S-8 (Reg. No. 033-60259) filed June 15, 1995 (the "1995 S-8").*
10.16	1999 Stock Option Plan and Form of Agreement. Incorporated by reference to Exhibits 99.1 and 99.2 to the Company's Registration Statement on Form S-8 (Reg. No. 333-86113) filed August 30, 1999.*
10.18	2002 Stock Incentive Plan, as amended. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the "September 2006 10-Q").*
10.19	Forms of Option Agreements, Restricted Stock Agreements and Restricted Stock Performance Award Agreement under the 2002 Stock Incentive Plan. Incorporated by reference to Exhibits 10.3 through 10.7 to the September 2006 10-Q and Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
10.20	Employment Agreement dated effective as of January 1, 2008, between Robert D. Sznewajs and the Company. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 20, 2007.*
21	Subsidiaries of the Company.
23	Consent of Deloitte & Touche LLP.
24	Power of Attorney.
31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act.
31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.
32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.

*Indicates a management contract or compensatory plan, contract or arrangement.

Exhibit 21

Schedule of Subsidiaries

The following is a list of the registrant's subsidiaries at February 23, 2009.

Name of Organization	State of Incorporation
West Coast Bank	Oregon
West Coast Trust Company, Inc.	Oregon
Totten Inc.	Washington
West Coast Statutory Trust III	Connecticut
West Coast Statutory Trust IV	Connecticut
West Coast Statutory Trust V	Delaware
West Coast Statutory Trust VI	Delaware
West Coast Statutory Trust VII	Delaware
West Coast Statutory Trust VIII	Delaware

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement Nos. 333-137325, 333-104835, 333-104458, 333-88382, 333-35318, 333-35208, 333-86113, 333-09721, 333-01649, 333-01651, and 033-60259 on Form S-8 of our reports dated February 23, 2009, relating to the consolidated financial statements of West Coast Bancorp, and the effectiveness of West Coast Bancorp's internal control over financial reporting, appearing in the Annual Report on Form 10-K of West Coast Bancorp for the year ended December 31, 2008.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
February 23, 2009

Exhibit 24

Power of Attorney

Each person below designates and appoints ROBERT D. SZNEWAJS and ANDERS GILTVEDT, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign the Annual Report on Form 10-K for the year ended December 31, 2008, of West Coast Bancorp, an Oregon corporation, and any amendments thereto, and to file said report and amendments, with all exhibits thereto, in such form as they or either of them may approve with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Each person whose signature appears below also grants to these attorneys-in-fact and agents full power and authority to perform every act and execute any instruments that they deem necessary or desirable in connection with said report, as fully as he or she could do in person, hereby ratifying and confirming all that the attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done.

IN WITNESS WHEREOF, this power of attorney has been executed by each of the undersigned as of the 27th day of January, 2008.

Signature	Title
/s/ Lloyd D. Ankeny Lloyd D. Ankeny	Director and Chairman of the Board
/s/ Michael J. Bragg Michael J. Bragg	Director
/s/ Duane C. McDougall Duane C. McDougall	Director
/s/ Steven J. Oliva Steven J. Oliva	Director
/s/ J.F. Ouderkirk J.F. Ouderkirk	Director
/s/ Steven N. Spence Steven N. Spence	Director
/s/ David J. Truitt David J. Truitt	Director
/s/ Nancy A. Wilgenbusch Nancy A. Wilgenbusch, PhD.	Director

Exhibit 31.1

Certification of Chief Executive Officer

I, Robert D. Sznewajs, certify that:

1. I have reviewed this Annual Report on Form 10-K of West Coast Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most-recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Dated: February 23, 2009

/s/ Robert D. Sznewajs

President and Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer

I, Anders Giltvedt, certify that:

1. I have reviewed this Annual Report on Form 10-K of West Coast Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most-recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Dated: February 23, 2009

/s/ Anders Giltvedt

Executive Vice President and Chief Financial Officer

Exhibit 32

Certification Pursuant To
18 U.S.C. Section 1350,
As Adopted Pursuant To
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of West Coast Bancorp (the "Company") on Form 10-K for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert D. Sznewajs

President and Chief Executive Officer

February 23, 2009

/s/ Anders Giltvedt

Executive Vice President and Chief Financial Officer

February 23, 2009

(This page intentionally left blank.)

WEST COAST BANCORP

March 17, 2009

Dear Shareholder:

You are cordially invited to attend the 2009 Annual Meeting of Shareholders of West Coast Bancorp to be held in The Oaks-Meadows Conference Center, located at 5300 Meadows Rd., Lake Oswego, Oregon, on Tuesday, April 28, 2009, at 2:00 p.m. local time.

At the annual meeting, you will be asked to consider and vote on the election of directors, amendments to our 2002 Stock Incentive Plan, ratification of our appointment of our independent registered public accounting firm, and such other business as may properly come before the annual meeting.

Your vote is very important to us. Regardless of whether or not you plan to attend the meeting in person, please vote by voting via the Internet, by telephone, or by returning a proxy card. Instructions on how to vote through the Internet or by telephone are included in the enclosed proxy statement.

We value you as a West Coast Bancorp shareholder and look forward to seeing you at the meeting.

Sincerely,

Robert D. Sznewajs
President and CEO

WEST COAST BANCORP
5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 28, 2009
2:00 p.m., Pacific Time

To the Shareholders of West Coast Bancorp:

The 2009 Annual Meeting of Shareholders of West Coast Bancorp will be held in The Oaks-Meadows Conference Center, located at 5300 Meadows Rd., Lake Oswego, Oregon, on Tuesday, April 28, 2009, at 2:00 p.m. local time. At the meeting, shareholders will be asked to consider and vote on the following matters:

1. Electing eight directors to serve for one-year terms;

2. Amending our 2002 Stock Incentive Plan (the "Plan") as described in the accompanying proxy statement;

3. Ratifying the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2008; and

4. Such other business as may properly come before the meeting or an adjournment thereof.

Only shareholders of record on March 2, 2009, may vote on proposals at the annual meeting in person or by proxy. We encourage you to promptly complete and return the proxy card, or to vote electronically by telephone or Internet, in order to ensure that your shares will be represented and voted at the meeting in accordance with your instructions. If you attend the meeting in person, you may withdraw your proxy and vote your shares if you want to change your vote.

Further information regarding voting rights and the business to be transacted at the meeting is included in the accompanying proxy statement. We appreciate your continued interest as a shareholder in the affairs of our company and in its growth and development.

March 17, 2009

BY ORDER OF THE BOARD OF DIRECTORS

Richard R. Rasmussen
Executive Vice President
General Counsel and Secretary

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the annual meeting, please sign and date your proxy card and return it in the enclosed postage prepaid envelope, or vote electronically via the Internet or by telephone. See "Voting Via the Internet or by Telephone" on the last page of the accompanying proxy statement for further details. You do not need to keep your proxy for admission to the annual meeting.

TABLE OF CONTENTS

WEST COAST BANCORP
5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035
(503) 684-0884

PROXY STATEMENT

VOTING IN CONNECTION WITH THE ANNUAL MEETING

General. This proxy statement and the accompanying proxy are being furnished to you as a shareholder in connection with the solicitation of proxies by our Board of Directors for use at the West Coast Bancorp Annual Meeting of Shareholders to be held Tuesday, April 28, 2009, and at any adjournment of the meeting (the "Annual Meeting"). These proxy materials are first being made available to shareholders on or about March 17, 2009. When we refer to our company in this proxy statement below we frequently use "we," "us," or "our," but we also sometimes refer to our company as "Bancorp" or the "Company."

March 2, 2009 has been established as the record date for the Annual Meeting. Holders of record of Bancorp common stock as of that date are entitled to notice of and to vote at the meeting. On the record date, there were 15,739,990 common shares outstanding and each share is entitled to one vote. A majority of the outstanding common shares will constitute a quorum for the conduct of business at the meeting.

Voting by Proxy. To vote by proxy, please sign and date the enclosed proxy card and return it to us as soon as possible. Properly executed proxies that are received in time and not subsequently revoked will be voted as instructed on the proxies. If you return a signed proxy without instructions, your shares will be voted in accordance with the recommendation of our Board of Directors—FOR all nominees for election as directors, FOR proposed amendments to our 2002 Stock Incentive Plan, and FOR ratification of the appointment of Deloitte & Touche LLP as our independent registered pubic accountants. If you vote over the Internet or by telephone as described below, you need not also mail a proxy to us.

Voting by Internet or Telephone. We encourage you to vote electronically or by telephone. Shareholders may vote via the Internet at www.proxyvote.com or by telephone by calling the telephone number referenced on their voting form. Please see "Voting Via the Internet or by Telephone" near the end of this proxy statement for additional information regarding these methods of voting.

Voting at the Meeting. You may vote in person at the Annual Meeting. Even if you plan to attend the meeting, we encourage you to submit a proxy or vote by Internet or telephone to ensure that your vote is received and counted.

Changing or Revoking Your Vote. After voting, you may change your vote by completing a new proxy and returning it to us, by voting again via the Internet or by telephone as described above, or by voting in person at the Annual Meeting. Only the last vote timely received by us will be counted. You may request a new proxy card from Bancorp's Secretary. You may revoke a proxy before its exercise by filing written notice of revocation with Bancorp's Secretary before the meeting.

Solicitation of Proxies. Proxies will be solicited primarily through the mail, but may also be solicited by directors and officers of the Company and its primary operating subsidiaries, West Coast Bank (the "Bank") and West Coast Trust Company, Inc. ("West Coast Trust"), personally or by other means such as telephone or e-mail. We may also engage an outside proxy solicitation firm and pay a fee for such services. All costs of solicitation of proxies will be borne by us.

Proposal 1—Election of Directors

General. Under our Articles of Incorporation, the Board of Directors may establish the total number of positions on our Board within a range of eight to 20. Our Board is currently comprised of nine positions. Each Board member is elected annually.

Our Board has nominated eight current directors Lloyd D. Ankeny, Michael J. Bragg, Duane C. McDougall, Steven J. Oliva, Steven N. Spence, Robert D. Sznewajs (our President and CEO), David J. Truitt, and Nancy A. Wilgenbusch to stand for re-election as directors. J.F. Ouderkirk will not stand for re-election. Each nominee has consented to serve if elected. If any nominee becomes unable to serve prior to the meeting, our Board may designate a replacement nominee and in such case your proxy will be voted for such replacement. Immediately following the meeting, the number of positions on our board will be reduced to eight.

The Board of Directors has determined that each of the current directors standing for election, other than Mr. Sznewajs, is an "independent director" under Rule 4200(a)(15) of Nasdaq listing standards applicable to the Company. All members of the Board's compensation, nominating and audit committees are "independent directors" under this standard.

In the course of determining that each director is an "independent director" under the Nasdaq listing standards, the Board considered various loan transactions and deposit relationships between the Bank and certain directors (or their family members or business interests). These transactions and relationships were entered into on the same terms prevailing at the time for comparable transactions or relationships with other persons, as described further under the heading "Transactions With Related Persons" below. The Board also considered the possible effects of a bank branch lease with a business entity partially owned by a director and determined that the transaction does not affect the director's independence.

Information With Respect to Nominees. Nominees for election as directors are listed below. All current directors of Bancorp also serve as directors of the Bank.

Lloyd D. Ankeny, 71 Director since 1995	Mr. Ankeny is Chair of our Board of Directors. He has been a private real estate investor for more than five years.
Michael J. Bragg, 59 Director since 1999	Mr. Bragg has been a Partner of Grenley, Rotenberg, Evans, Bragg & Bodie, P.C., a Portland, Oregon, based law firm, for more than five years. Mr. Bragg is also past Chairman of the Board of the Oregon Humane Society, and a vice chairman and director of Guide Dogs for the Blind, San Rafael, CA.
Duane C. McDougall, 57 Director since 2003	Mr. McDougall is Chairman and Chief Executive Officer and a director of Boise Cascade, LLC. He was previously President and Chief Executive Officer of Willamette Industries, Inc., an international manufacturer of paper and other forest products, from December 1998 through 2002. Prior to becoming President and CEO, he served as Chief Accounting Officer, Executive Vice President and in other positions at Willamette Industries for 22 years. Mr. McDougall also serves as a director of Cascade Corporation and the Greenbrier Companies.

Steven J. Oliva, 68 Director since 2003	Mr. Oliva has served as President and Chief Executive Officer of Hi-School Pharmacy, Inc., for more than five years. He is a board member of the National Association of Chain Drug Stores, and Oregon State University Advisory Board—School of Pharmacy, Emeritus. He is also a real estate investor.
Steven N. Spence, 61 Director since 2001	Mr. Spence has been a Senior Vice President of UBS Financial Services Inc., a securities brokerage firm, and its predecessors in Portland, Oregon, for more than five years.
Robert D. Sznewajs, 62 Director since 2000	Mr. Sznewajs has been President and Chief Executive Officer of Bancorp and the Bank for more than five years. Mr. Sznewajs is also a director of Coinstar Inc.
David J. Truitt, 66 Director since 2004	Mr. Truitt has served as Vice President and part owner of Truitt Bros., Inc., a food processing business, for more than five years.
Dr. Nancy A. Wilgenbusch, 60 Director since 2003	Dr. Wilgenbusch is President Emerita of and advisor to Marylhurst University. Previously she was President of Marylhurst University for more than five years. She is a trustee of the Tax-Free Trust of Oregon. Dr. Wilgenbusch also serves as a director of Cascade Corporation.

The eight directors receiving the highest total number of votes will be elected, provided there is a quorum. Shares that are not represented at the meeting, votes that are withheld, and shares not voted for the election of directors by brokers or nominees will not be counted in determining the number of votes for each nominee.

BOARD OF DIRECTORS

During 2008, our Board met eighteen times. Each director attended at least 75 percent of the total meetings of the Board of Directors and all committees of the Board on which he or she served during 2008. The Board holds executive sessions of non-management directors not less than once per calendar quarter. Executive sessions are scheduled by our Board Chair and any directors may request that additional executive sessions be scheduled.

The Board of Directors has established certain standing committees of the Board, including an Audit & Compliance Committee, a Compensation & Personnel Committee, a Governance & Nominating Committee, and a Loan, Investment and Asset/Liability Committee.

Bancorp policy requires that directors and director nominees attend our annual meeting of shareholders, except under circumstances beyond the reasonable control of such person. In 2008, all directors attended the annual meeting of shareholders.

Board Committees

Audit & Compliance Committee. The Audit & Compliance Committee (the "Audit Committee") operates under a formal written charter adopted by the Board. A copy of the Audit Committee charter is available at our website at www.wcb.com under the "About Us--Investor Information" tab and "Corporate Governance" subheading. The Audit Committee held twelve meetings during 2008.

During 2008, the Audit Committee was comprised of Mr. Spence (Chair), Mr. Ankeny, Mr. McDougall, and Dr. Wilgenbusch. Each member of the Audit Committee is financially literate and meets the independence standards for members of public company audit committees set forth in Nasdaq listing standards and applicable Securities and Exchange Commission ("SEC") rules adopted under the Sarbanes-Oxley Act of 2002. Further, the Board of Directors has determined that Mr. McDougall meets the standards of an audit committee financial expert set forth in SEC regulations and is financially sophisticated as described in Nasdaq listing standards.

The Audit Committee has sole authority to appoint or replace Bancorp's independent registered public accounting firm (sometimes referred to below as our "auditor") and is directly responsible for compensating and overseeing its work, including the annual audit. Our auditor reports directly to the Audit Committee, which evaluates its independence and performance at least annually. The Audit Committee must pre-approve all audit services and legally permitted non-audit services to be performed by our auditor. In addition, the Audit Committee is required to meet with our auditor and internal audit staff in executive sessions and to resolve any disagreements that arise between management and the auditors.

The Audit Committee oversees the Company's internal audit function and is responsible for reviewing significant reports prepared by the internal audit department. The Audit Committee also assists the Board in overseeing the quality and integrity of Bancorp's accounting and reporting practices and has adopted procedures for the receipt and treatment of complaints regarding accounting matters. Finally, the Audit Committee oversees compliance with respect to certain regulatory matters, including SEC and bank regulatory issues.

While the Audit Committee has the responsibilities and authority described above and in its charter, it is not the duty of the Audit Committee to plan or conduct audits or determine whether financial statements and other disclosures are complete, accurate, and in accordance with generally accepted accounting principles. These remain the responsibilities of our management and independent auditor.

Compensation & Personnel Committee. The Compensation & Personnel Committee (the "Compensation Committee") operates under a formal written charter adopted by the Board. A copy of the Compensation Committee charter is available at our website at www.wcb.com under the "About Us--Investor Information" tab and "Corporate Governance" subheading. The Compensation Committee held nine meetings during 2008.

During 2008, the Committee was comprised of Mr. McDougall (Chair), Mr. Ankeny, Mr. Bragg, Mr. Oliva, and Dr. Wilgenbusch. Each member of the Compensation Committee is an "independent director" under Nasdaq Rule 4200(a)(15), a "non-employee director" under SEC Rule 16b-3, and an "outside director" under Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Compensation Committee is charged with, among other things, approving the base salary, incentive compensation, stock option grants, restricted stock awards, employment agreements, change in control agreements, supplemental executive retirement plans, and other compensation of, and establishing performance goals and incentive opportunity levels for, our executive officers. In addition, the Compensation Committee reviews the base salary and incentive compensation of other senior officers and reviews and recommends to the Board restricted stock awards, stock option grants and change-in-control agreements for other employees. It is also responsible for periodically reviewing and making recommendations to the Board with respect to the adoption of employee benefit plans.

Under its charter, the Compensation Committee has the authority to retain the services of outside compensation consultants to assist in the evaluation and determination of compensation levels and to approve the fees and other terms of their engagement. The Compensation Committee may also delegate its authority and responsibilities to its chair or subcommittees of one or more committee members as and when appropriate and permitted by law, but does not normally do so and has no standing delegation of authority on any matters. For additional information regarding the processes and procedures for the consideration and determination of our executive compensation, including the role of executive officers and consultants in that process, see "Executive Compensation--Discussion and Analysis of Executive Compensation Programs" below.

In addition to its responsibilities relating to compensation matters, the Compensation Committee is required to review and assess on a periodic basis the Company's guidelines regarding director and employee stock ownership. The Compensation Committee is responsible for an annual review of our management succession plan and periodic reviews and recommendations with respect to human resource policies.

The Compensation Committee also makes recommendations to the Board regarding all elements of compensation paid to our outside directors, including annual retainers, meeting fees, restricted stock awards, and stock option grants, although all elements of Board compensation are ultimately the responsibility of the full Board. See "Board of Directors--Director Compensation for 2008" below.

Governance & Nominating Committee. The Governance & Nominating Committee (the "Governance Committee") operates under a formal written charter adopted by the Board. The charter is available at our website at www.wcb.com under the "About Us--Investor Information" tab and "Corporate Governance" subheading. The Governance Committee held three meetings in 2008. During 2008, the Committee was comprised of Dr. Wilgenbusch (Chair), Mr. Ankeny, Mr. McDougall, and Mr. Spence. Each member of the Governance Committee is an "independent director" under Nasdaq Rule 4200(a)(15).

The Governance Committee is charged with promoting sound principles and practices of corporate governance, identifying and recommending to the Board qualified individuals to serve as board members, including with respect to vacancies that occur on the Board from time to time, and evaluating the performance of the Board and committees of the Board (including itself). The Governance Committee also must review from time to time the qualifications and independence of members of the Board and each of its committees. The Governance Committee is also required to periodically review and recommend to the Board one or more codes of ethics applicable to directors, officers and employees consistent with sound business practices and applicable laws and regulations and to monitor compliance with these codes and certain other initiatives.

Other specific duties and responsibilities of the Governance Committee include: regular monitoring and review of the appropriateness of the Company's corporate governance principles and practices; recommending to the Board specific criteria for determining independence of outside directors consistent with Nasdaq listing standards; recommending to the Board such changes to the Board's committee structures and committee functions as it deems advisable; confirming that each standing committee charter is reviewed at least annually by each committee; reviewing and assessing the quality and clarity of information provided to the Board and making such recommendations to management as it deems appropriate; evaluating the effectiveness of the Board's oversight of management; assessing the Board's performance and meeting annually with Board members to discuss its performance review; reviewing shareholder proposals and recommending appropriate action to the Board; and reviewing any proposed amendments to the Company's charter documents and recommending appropriate action to the Board.

Our Board has adopted a policy that provides for consideration of director candidates recommended by security holders. For a discussion of the Governance Committee's policies and procedures regarding recommendations for director nominees, see "Information Concerning Director Nominations" below.

Loan, Investment, & Asset/Liability Committee. The Loan, Investment, and Asset/Liability Committee (the "Loan Committee") operates under a formal written charter adopted by the Board. A copy of the Loan Committee charter is available at our website at www.wcb.com under the "About Us--

Investor Information" tab and "Corporate Governance" subheading. The Committee held ten meetings during 2008. During 2008, the Loan Committee was comprised of Mr. Bragg (Chair), Mr. Oliva, Mr. Ouderkirk, Mr. Sznewajs, and Mr. Truitt.

The Loan Committee is responsible for initial review of loans in excess of management's authorized approval limits and loans involving insiders subject to Regulation O of applicable banking regulations. The Loan Committee is assigned the function of monitoring all lending policies, portfolio quality, delinquencies, collection and charge-off procedures, loan loss reserves, loan quality review guidelines, the credit review function, and approval and collateral evaluations. The Loan Committee also monitors loan concentrations, delinquency trends, composition of loans, exceptions to lending policy, and credit risk of off balance sheet items such as letters of credit and commitments to buy and sell loans or securities.

Our Chief Credit Officer provides monthly reports to the Loan Committee. In addition, the Loan Committee receives monthly reports from the Chief Financial Officer or Asset/Liability Manager on net interest revenues, spreads, margins, liquidity, investment activities, prognosis of the market, strategies for investment and broker activities, and other relevant investment and other issues.

Committee Membership at Date of Proxy Statement

Name	Audit & Compliance	Compensation & Personnel	Governance & Nominating	Loan, Investment and Asset/Liability
Lloyd D. Ankeny		☒	☒	☒
Michael J. Bragg	☒	☒		
Duane C. McDougall	☒*	☒	☒	
Steven J. Oliva		☒		☒
J. F. Ouderkirk				☒
Steven N. Spence			☒	☒*
Robert D. Sznewajs				☒
David J. Truitt		☒*		☒
Dr. Nancy A. Wilgenbusch	☒		☒*	

* Chair

Shareholder Communications with the Board

Shareholders may communicate with our Board of Directors directly. Bancorp will promptly forward all letters or other written communications addressed to the Board, a specific committee of the Board, or to an individual director. Such communications may be sent to the Company at its corporate offices. Communications will not be pre-screened.

Shareholders and others wishing to submit a report to members of the Audit Committee on an anonymous and confidential basis regarding accounting, internal control, or auditing matters, potential securities law violations, or violations of the Company's Code of Conduct and Ethical Standards or Code of Ethics for Senior Financial Officers may do so by going to www.ethicspoint.com and following the prompts or by calling 1-866-297-0224.

Non-Employee Director Compensation for 2008

The following table summarizes compensation paid to non-employee directors for services during the year ended December 31, 2008.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards (1)(2) ($) (c)	Option Awards (3)(4) ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (5) (f)	All Other Compen-sation (6) ($) (g)	Total ($) (h)
Lloyd D. Ankeny	$83,200	$20,384	$4,736	$0	$0	$204	$108,524
Michael J. Bragg	$55,400	$20,384	$4,736	$0	$0	$204	$80,724
Duane C. McDougall	$63,500	$20,384	$4,736	$0	$0	$204	$88,824
Steven J. Oliva	$48,800	$20,384	$4,736	$0	$0	$204	$74,124
J.F. Ouderkirk	$42,800	$20,384	$4,736	$0	$0	$204	$68,124
Steven N. Spence	$58,400	$20,384	$4,736	$0	$0	$204	$83,724
David J. Truitt	$43,400	$20,384	$4,736	$0	$0	$204	$67,924
Dr. Nancy A. Wilgenbusch	$57,200	$20,384	$4,736	$0	$0	$204	$82,524

(1) The dollar amounts in column (c) reflect the compensation expense recognized for 2008 for financial statement reporting purposes in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), with respect to restricted stock awards under the Company's 2002 Stock Incentive Plan (the "2002 Plan"). Assumptions used in calculating expense as required by SFAS 123R are described in Note 20 to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Form 10-K"), except that any deduction relating to estimated forfeitures has been disregarded for this purpose.

(2) The grant date fair value for the 1,400 shares of restricted stock awarded to each of our directors in 2008 was $17,850, based on the market price of our stock on the date of grant of $12.75 per share. Each of our directors owned 1,400 shares of restricted stock as of December 31, 2008, all of which will vest for each director on the first anniversary of the grant date.

(3) The grant date fair value of the option to purchase 2,150 shares granted to each of our directors in 2008 was $4,730, which reflects the compensation expense recognized for financial statement reporting purposes for 2008 under SFAS 123R with respect to stock option grants under the 2002 Plan in this and prior years. Assumptions used in calculating expense as required by SFAS 123R are described in Note 20 to our audited financial statements included in the 2008 Form 10-K, except that the deduction relating to estimated forfeitures has been disregarded for this purpose.

(4) The following table shows the total number of stock options outstanding as of December 31, 2008, for each director:

	No. of Stock Options
Mr. Ankeny	13,850
Mr. Bragg	5,800
Mr. McDougall	10,850
Mr. Oliva	10,850
Mr. Ouderkirk	26,750
Mr. Spence	3,450
Mr. Truitt	7,850
Dr. Wilgenbusch	10,850

(5) Non-employee directors are entitled to participate in Bancorp's Directors' Deferred Compensation Plan (the "Directors' DCP"), under which directors may elect to defer payment of some or all of their directors fees. Earnings on contributions by each participant are dependent on the return on investments that the director selects from a list of publicly available mutual funds or Bancorp stock. See "Executive Compensation—Nonqualified Deferred Compensation for 2008" for a list of available investment options, which are the same as those available to our executives under the executives' plan. We do not make additional contributions or provide above-market or preferential earnings on fees deferred by directors under the Directors' DCP.

(6) The dollar amounts in column (g) reflect dividends that were paid on restricted stock in 2008 that were not factored into the grant date fair value of the award.

In establishing non-employee director compensation, the Compensation Committee and the Board of Directors considered information regarding the compensation paid to directors of the peer group companies listed under the heading "Executive Compensation--Discussion and Analysis of Executive Compensation Programs" below that was provided by Clark Consulting, a compensation consultant engaged by the Compensation Committee, along with director compensation information derived from other sources. Non-employee directors serving on the Board are paid an annual retainer and additional fees for attendance at Board and Board committee meetings.

During 2008, the Board chair received an annual retainer of $64,000, while the Audit Committee and the Compensation Committee chairs received $44,000, and each other committee chair received an annual retainer of $38,000. All other directors received annual retainers of $32,000. Directors also received $300 for each board meeting and $600 for each Board committee meeting they attended (whether as a member of a committee or at the request of a committee). Members of the Audit Committee (other than the Chair) received $600 for attending meetings with the Company's independent registered public accountants to analyze, review, and discuss the Company's quarterly earnings releases and Forms 10-Q, Form 10-K, and related matters. Bancorp directors who also serve on the board of West Coast Trust received $600 for each meeting of the West Coast Trust board that they attended. The West Coast Trust board chair received an additional $1,000 for the year.

Recent practice has been to grant restricted stock awards and stock options to non-employee directors on an annual basis. In 2008, the directors were awarded restricted stock and granted stock options. The number of shares of restricted stock awarded to each director was determined by dividing a dollar amount determined by the Board as appropriate for the value of each award – approximately $20,000 – by the trading price per share for restricted stock as of a date shortly before the grant date. The number of stock options granted to each director was determined by dividing a dollar amount determined by the Board as appropriate for each award – approximately $ 4,800 - by an estimate of the Black-Scholes value of each option-share as of a date shortly before the grant date. Restricted stock and stock options were granted to directors in 2008 at the board meeting held in conjunction with our annual meeting of shareholders. Restricted stock vests in full one year from the date of grant. Stock options are not subject to vesting.

Proposal 2—Approval of Amendment to our 2002 Stock Incentive Plan

On March 10, 2009, our Board of Directors adopted, subject to shareholder approval, an amendment to our 2002 Stock Incentive Plan (the "Plan") to:

- increase by 240,000 to 2,140,000 the total number of common shares that may be issued under the Plan;
- modify the definition of "Performance Goals" to include attainment of a specified market price of the Company's stock as a permissible goal;
- clarify that the current prohibition in the Plan on option repricing without prior shareholder approval will apply to any effort to amend and reduce the exercise price of, or cancel and replace, options or awards;
- remove authority to establish procedures for the deferral of receipt of shares or cash subject to an option or award; and
- prohibit payment of dividends or dividend equivalents on stock options and add a technical limitation on the number of shares that may be issued as incentive stock options under the Plan.

Proposed amendments to the Plan are reflected in Amendment No. 4 to the Plan attached to this Proxy Statement as Appendix A, together with the Plan in full as proposed to be amended. Shareholders are being asked to approve amending the Plan, as reflected in Amendment No. 4 and described above, at this year's annual meeting of shareholders. Assuming a quorum is present at the meeting, the amendment will be approved if the votes cast in favor of the amendment exceed the votes cast against it. Shares not represented at the meeting, as well as abstentions from voting, will have no effect on the outcome of voting on the amendment. If the proposed amendment is not approved by shareholders, the Plan will continue in effect as if no amendment had been made.

The Plan was originally adopted by the Company in 2002. The Plan initially authorized the issuance of up to 1,700,000 common shares pursuant to awards granted in accordance with the Plan, but limited the number of shares available for restricted stock awards to 113,322 shares. The Plan was amended in 2004 to increase the total number of shares that could be issued as restricted stock to 288,000, without increasing the total number of common shares available under the Plan. The Plan was twice amended in 2006, (i) first, (a) to increase the total number of shares that may be issued under the Plan to 1,900,000 and (b) to increase the number of shares available for restricted stock awards to 488,000 and to expand the types of awards subject to the limitation to include both restricted stock and other awards based on stock, and (ii) second, to make mandatory, certain proportional adjustments to the number of shares that may be issued under the Plan, the number of shares that may be issued as restricted stock or other stock awards under the Plan, and the number and type of shares, and exercise price for outstanding options, in the event of a stock split, stock dividend or recapitalization affecting the Common Stock.

As of March 1, 2009, without giving effect to proposed amendments, 182,079 shares were available for future grants under the Plan, including 56,945 shares available for restricted stock and other stock-based awards.

The proposed amendment increases the total number of shares that may be issued under the Plan to accommodate future stock option awards. The number of shares available for issuance as restricted stock and other stock-based awards is not being increased. In addition to the increase in shares included in the proposed amendment, we have modified the Plan's definition of "Performance Goals" to include attainment of a specified stock price. The change will allow us to grant qualifying performance awards under Section 162(m) of the Internal Revenue Code with vesting tied to an increase in Bancorp's stock price. Other changes described above were made to clarify existing plan administration practices.

As of March 1, 2009, Bancorp and its subsidiaries employed approximately 806 employees eligible to participate in the Plan. Also at that date, 995,137 shares were subject to outstanding options under the Plan, 300,151 shares had been issued upon exercise of options granted under the Plan, and 472,817 shares had been granted as restricted stock awards under the Plan. On March 12, 2009, the closing price of our common stock was $1.35.

No new plan benefits have been allocated to executive officers, directors, or any specific individuals under the Plan at this time. For information regarding awards granted under the Plan to executive officers named in this proxy statement, please see "Executive Compensation" below. Executive officers as a group have received 277,190 options to purchase common shares and 159,125 shares of restricted stock under the Plan, while directors as a group have received 110,150 options and 56,082 shares of restricted stock. Employees other than executive officers named in this proxy statement have received 1,017,060 options and 257,610 restricted stock awards. No types of awards other than options and restricted stock have been granted under the Plan to date.

Description of the Plan as Proposed to be Amended

The complete text of the Plan, as proposed to be amended, is included in Appendix A immediately following Amendment No. 4 to the Plan. The following description of the Plan summarizes its material features as proposed to be amended and is qualified in its entirety by reference to the Plan included in Appendix A.

Purpose. The purpose of the Plan is to give the Company a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide the Company and its subsidiaries and affiliates with a stock plan providing incentives linked to the profitability of the Company's businesses and increases in shareholder value.

Eligibility and Administration. Individuals eligible to participate in the Plan include directors, officers, employees, and consultants of the Company or any of its subsidiaries or affiliates and prospective employees and consultants who have accepted offers of employment or engagement.

The Plan is administered by the Board of Directors directly based generally on recommendations of the Compensation Committee (such administrator is referred to herein as the "Committee"). If the Board elects, it may delegate its authority to the Compensation Committee or such other committee of the Board as the Board may from time to time designate. All or any portion of responsibilities and powers under the Plan may, unless prohibited by applicable law or Nasdaq rule, be further delegated to any one or more of the members of a committee, or to any other person or persons.

Types of Awards. The Plan provides for both incentive and nonqualified stock options, restricted stock and other awards of common stock or awards that are valued in whole or in part by reference to common stock. The following is a brief description of the types of awards that may be granted under the Plan:

Options. The Plan provides for stock options of two types: incentive stock options qualified under Section 422 of the Internal Revenue Code (the "Code") and nonqualified options. Each option will be evidenced by an option agreement approved by the Committee, which form of agreement may differ. With respect to each option grant, the Committee will have authority to determine, among other things, (i) the individuals to whom options may be granted, (ii) the number of shares of common stock subject to an option, (iii) the terms and conditions of an option, including exercise price, vesting conditions, any vesting acceleration, and the acceptable methods of exercise and payment of the exercise price, and (iv) whether an option will be an incentive or nonqualified option. Incentive stock options may be exercisable for not more than 10 years from the date of grant and must have an option price of not less than the fair market value of the underlying common stock on the date of grant. Under the terms of the Plan, no individual may be granted options in any calendar year representing the right to receive in excess of 300,000 shares. As amended, the Plan will prohibit payment of dividends or dividend equivalents on stock options, which is not something the Company has done historically.

Unless otherwise determined by the Committee, if a recipient of an option terminates services to the Company by reason of death, disability or retirement, any option held at that time will immediately vest in full and may thereafter be exercised until the expiration of the stated term of the option. Unless otherwise determined by the Committee or as described with respect to termination events following a Change in Control (as defined and described under the heading "Change in Control Arrangements" below), options held by an option holder terminated other than for Cause (as defined below) or by reason of death, disability, or retirement may be exercised to the extent then exercisable for three months from the date of termination or the balance of the stated term of the option, whichever is shorter. Unless otherwise provided by the Committee, options will terminate automatically if an option holder is terminated for "cause," as defined in an agreement with the Company or, if no agreement exists, conviction of a felony or willful and deliberate failure on the part of the participant to perform his or her employment duties in any material respect ("Cause"). If at any time an option is exercised after the expiration of applicable periods specified under Section 422 of the Code, the option will thereafter be treated as a nonqualified option for all purposes.

Restricted Stock. Restricted stock awards are shares of common stock that may be subject to forfeiture during a specified vesting period if conditions are not satisfied, such as continued employment or attainment of individual or Company performance goals. From the date of issuance of shares of restricted stock, the recipient is entitled to the rights of a shareholder with respect to such shares, including voting and dividend rights. The Committee may award shares of restricted stock either alone or in addition to other awards, and restricted stock awards will be subject to such terms, conditions, and restrictions as the Committee determines.

The Committee may, prior to or at the time of grant of restricted stock, designate the grant as a performance-based award. In the case of performance-based awards to covered employees under Section 162(m) of the Code, performance goals must be based on the attainment of specified levels of one or more of the following measures: stock price, earnings, earnings per share, return on equity, return on assets, asset quality, net interest margin, loan portfolio growth, efficiency ratio, deposit portfolio growth, and liquidity, and must be set by the Committee within the time period prescribed by Section 162(m) of the Code and related regulations. The Plan is designed to provide the Company with the flexibility to qualify compensation attributable to performance-based awards for deduction in full under Section 162(m) of the Code.

Unless otherwise determined by the Committee, upon a participant's termination by reason of death or disability, all restrictions, including any performance goals, applicable to any restricted stock will lapse or be deemed earned in full, as the case may be, and such restricted stock will become fully vested and transferable to the full extent of the original grant. Other vesting conditions are determined by the Committee and set forth in forms of award agreements used by the Company from time to time.

Changes in Control. All awards held by a participant will vest in full and become exerciseable for the full term of an option if a participant's employment is terminated by the Company or its successor other than for Cause during the 24-month period following a Change in Control (as defined in the Plan). The Plan also contains look-back provisions providing for full vesting and exercisability for the entire stated term of an option agreement upon a Change in Control for individuals terminated other than for Cause after the Company executes an agreement that provides for a Change in Control but before closing of the transaction. Finally, the Committee may provide in an award agreement or otherwise that, during the 60-day period from and after a Change in Control, an optionee will have the right to the cash value of all or any part of an option (whether or not fully vested) based on the spread between a formula price approximating the price per share received in the Change in Control and the exercise price.

Adjustments to Shares. In the event of a stock split (including a reverse stock split), a dividend or distribution paid in common stock, or a recapitalization of or affecting common stock, the aggregate number and kind of shares reserved for issuance under the Plan, the maximum limitation upon the number of shares that may be issued as restricted stock or subject to stock options to be granted to a single participant in any fiscal year under the Plan, the number, kind, and option price per share subject to each outstanding stock option, and the number and kind of shares subject to other awards granted under the Plan, will automatically be adjusted proportionately, or substituted, to reflect the effect of such stock split, distribution paid in common stock, or recapitalization. Adjustments will be in the discretion of the Committee in the event of any merger or consolidation, separation (including a spin off), or other reorganization or change in capital structure.

If any awards granted under the Plan are forfeited or any option terminates, expires, or lapses without being exercised, the shares subject to such awards will again be available for issuance under the Plan.

Federal Income Tax Consequences. Certain awards granted under the Plan are intended to qualify as incentive stock options for federal income tax purposes. Under federal income tax law currently in effect, the recipient of an option will recognize no income or gain (for regular income tax purposes) upon either grant or exercise of an incentive stock option. However, upon the exercise of an incentive stock option, the amount by which the market value of the shares subject to the incentive stock option exceeds the exercise price is included in the alternative minimum taxable income of the optionee and may, under certain conditions, be taxed under the alternative minimum tax. If an employee exercises an incentive stock option and does not dispose of any of the option shares within either two years following the date of grant or one year following the date of exercise, then any gain realized upon subsequent disposition of the shares will be treated as capital gain. If an employee disposes of shares acquired upon exercise of an incentive stock option before the expiration of applicable holding periods, any amount realized will be taxable as ordinary compensation income. The Company will not be allowed any deduction for federal income tax purposes at either the time of the grant or the time of exercise of an incentive stock option. Upon any disqualifying disposition by an employee, the Company will generally be entitled to a deduction to the extent the employee realized ordinary income.

Certain awards under the Plan will be treated as nonqualified options for federal income tax purposes. Under federal income tax law presently in effect, the recipient of a nonqualified option will recognize no income until the option is exercised. At the time of exercise of a nonqualified option, the optionee will realize ordinary income, and the Company will generally be entitled to a deduction, in the amount by which the market value of the shares exceeds the exercise price. The Company is required to withhold on the income amount. Upon the sale of shares acquired upon exercise of a nonqualified option, the excess of the amount realized from the sale over the market value of the shares on the date of exercise is taxable to the recipient as capital gain, and will not result in any further deduction for the Company.

The Committee may permit recipients of options to pay all or a portion of the exercise price for an option using previously acquired shares of common stock. If an option is exercised and payment is made in previously held shares, there is no taxable gain or loss to the recipient other than any gain recognized as a result of exercise of the option, as described above.

An employee who receives restricted stock under the Plan will generally realize taxable income in each year in which a portion of the shares vest based on the value of the shares at the time of vesting, unless a Section 83(b) election is made. If a Section 83(b) election is made, the employee will realize taxable income in the year of initial receipt based on the value of the shares at that time. The Company generally will be entitled to a tax deduction equal to the amount includable as income by the employee at the same time or times as the employee recognizes income with respect to the shares. The Company is required to withhold on the income amount.

Section 162(m) of the Code limits to $1,000,000 per person the amount that the Company may deduct for compensation paid to any of its executive officers named in the executive compensation section of the Company's proxy statement in any year ("named executive officers"). Under IRS regulations, compensation received through the exercise of an option or through grant or vesting of restricted stock will not be subject to the $1,000,000 limit if the option or grant and the plan pursuant to which it is granted meet certain requirements. One requirement is shareholder approval of a per-employee limit on the number of shares as to which options or grants may be made. Another requirement relates to the independence of the Board or committee of the Board considering and approving performance goals and grants of awards. Finally, the exercise price of an option may not be less than the fair market value of the common stock on the date of grant. The Plan has been structured so that any options and restricted stock awards that are subject to performance goals described in the Plan will meet the Section 162(m) requirements.

The Board of Directors recommends that you vote <u>FOR</u> amending our 2002 Stock Incentive Plan as described above.

<u>Proposal 3—Ratification of Selection of Independent Registered Public Accountants</u>

The Audit Committee has selected Deloitte & Touche LLP as the Company's independent registered public accountants for the fiscal year ending December 31, 2009. Although the selection of independent auditors is not required to be submitted to a vote of the shareholders by the Company's charter documents or applicable law, the Board has decided to ask the shareholders to ratify the selection. If the shareholders do not approve the selection of Deloitte & Touche LLP, the Board will ask the Audit Committee to reconsider its recommendation.

Provided that a quorum is present, the selection of Deloitte & Touche LLP as the Company's independent auditors will be ratified if more votes are cast for the proposal than against it at the Annual Meeting. Shares that are not represented at the meeting, shares that abstain from voting on this proposal, and shares not voted on this proposal by brokers or nominees will not be counted as voted for purposes of determining whether the proposal has been approved.

The Board of Directors recommends that you vote <u>FOR</u> ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2009.

MATTERS RELATED TO OUR AUDITORS

Auditors for Fiscal Year Ended December 31, 2008

Deloitte & Touche LLP, our independent registered public accountants, performed audits of our consolidated financial statements for 2008 and our management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2008. A representative of Deloitte & Touche LLP will be present at the Annual Meeting and available to respond to appropriate questions. The representative will have the opportunity to make a statement at the annual meeting if he or she so desires.

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth the aggregate fees paid to Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche"), for the years ended December 31, 2008, and December 31, 2007:

	Year Ended December 31, 2008	*Year Ended December 31, 2007*
Description	Amount Paid	Amount Paid
Audit Fees (1)	$678,620	$675,500
Audit-Related Fees (2)	18,000	17,375
Tax Fees (3)	61,341	46,263
All Other Fees	0	0

(1) Fees for audit services consist of:
- Audit of the Company's annual financial statements;
- Reviews related to obligations under the Federal Deposit Insurance Corporation Improvement Act;
- Reviews in connection with quarterly reports filed with the SEC;
- Includes approximately $140,000 in 2008 and approximately $166,000 in 2007 for preparation of internal control reports and related attestation services; and
- Other SEC-related work such as consents and other services.

(2) Fees for audit-related services consist of benefit plan audits.

(3) Fees for tax services consist of tax compliance services, including federal, state, and local tax preparation services and advice, and tax planning.

The Audit Committee has adopted pre-approval policies and procedures for pre-approving work to be performed by Deloitte & Touche. Under Bancorp's pre-approval policy, the Audit Committee must pre-approve all audit and permitted non-audit services to be performed by our independent auditors. All services performed by Deloitte & Touche during 2008 were pre-approved by the Audit Committee.

The Audit Committee has pre-approved the use of Deloitte & Touche for certain audit services and specific types of services characterized as audit-related and tax services. These categories include with respect to audit services, attestation services, services associated with SEC registration statements, and consultations with management relating to accounting disclosure of transactions or events. With respect to audit-related and tax services, these categories include due diligence and audit services relating to potential mergers and acquisitions, benefit plan audits, internal control reviews, consultations relating to disclosure treatment of transactions, tax preparation services, and tax planning and advice. For each category of services, the Audit Committee has set dollar limits on the amount of services that may be provided and has required that management or the auditors report back to the committee from time to time to inform members of services actually provided and costs therefor. The Audit Committee has delegated to the chair of the Audit Committee the authority to consider and pre-approve any management or other request for additional services to be performed by Deloitte & Touche.

Report of Audit Committee

In discharging its responsibilities, the Audit Committee:

- Reviewed and held discussions with management and Deloitte & Touche relating to the Company's financial statements, internal control, the audit and financial reporting by Bancorp generally;

- Discussed and reviewed with Deloitte & Touche all matters the firm was required to communicate to and discuss with the Audit Committee under applicable standards, including those described in Statement on Auditing Standards No. 61, as amended; and

- Received from Deloitte & Touche the written disclosures and letter required by the Public Company Accounting Oversight Board regarding communication with the Audit Committee concerning independence and discussed with Deloitte & Touche its independence.

Based on the Audit Committee's review of the audited consolidated financial statements and the various discussions with management and the independent accountants described above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

Audit Committee Members

Duane C. McDougall (Chair), Michael Bragg, and Dr. Nancy Wilgenbusch.

OTHER BUSINESS

The Board knows of no other matters to be brought before the shareholders at the Annual Meeting. In the event other matters are presented for a vote at the Annual Meeting, the proxy holders will vote shares represented by properly executed proxies in their discretion in accordance with their judgment on such matters.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Stock Ownership Table

The following table shows the amount of Bancorp common stock beneficially owned as of December 31, 2008, by our current directors and nominees for director, the executive officers named in the summary compensation table below, shareholders known to us to beneficially own more than 5% of our common stock, and all executive officers and directors of Bancorp as a group. Beneficial ownership includes shares currently owned, shares that a person has a right to vote or transfer, and any shares that a person has a right to acquire within 60 days. Except as noted below, none of such shares have been pledged as collateral for loans or other indebtedness. Except as noted below, each holder has sole voting and investment power with respect to shares listed as owned. At December 31, 2008, Bancorp had 15,741,491 shares outstanding.

Name and Address	Number of Shares Beneficially Owned (1)(2)(3)(4)	Percent of Class (5)
5% or Greater Owners		
Columbia Wanger Asset Management, L.P. 227 W. Monroe Street Chicago, IL 60606	837,000 (6)	5.33%
Barclays Global Investors, N.A. 400 Howard Street San Francisco, CA 94105	870,236 (7)	5.54%
Investment Counselors of Maryland, LLC 803 Cathedral Street Baltimore, MD 21201	1,053,500 (8)	6.71%
Officers and Directors		
Lloyd D. Ankeny	142,024	*
Michael J. Bragg	37,998 (9)	*
James D. Bygland	57,263 (10)	*
Anders Giltvedt	149,758	*
Duane C. McDougall	27,077	*
Xandra McKeown	36,810	*
Steven J. Oliva	116,220	*
J. F. Ouderkirk	55,825 (11)	*
Hadley S. Robbins	18,110	*
Steven N. Spence	23,184 (12)	*
Robert D. Sznewajs	423,003	2.64%
David J. Truitt	21,148	*
Nancy Wilgenbusch	20,546	*
All directors and executive officers as a group (13 persons)	1,128,966	6.96%

*Represents less than 1% of our outstanding common stock.

(1) Share amounts include shares subject to stock options exercisable within 60 days after December 31, 2008, as follows: Lloyd D. Ankeny, 13,850 shares; Michael J. Bragg, 5,800 shares; James D. Bygland, 30,246 shares; Anders Giltvedt, 95,052 shares; Duane C. McDougall, 10,850 shares; Xandra McKeown, 14,566 shares;

Steven J. Oliva, 10,850 shares; J. F. Ouderkirk, 26,750 shares; Hadley Robbins, 2,100 shares; Steven N. Spence, 3,450 shares; Robert D. Sznewajs, 254,373 shares; David J. Truitt, 7,850 shares; Nancy Wilgenbusch, 10,850 shares; and by all directors and executive officers as a group, 486,587 shares.

(2) Share amounts include shares held under deferred compensation plans as to which participants have shared voting and dispositive power as follows: Lloyd D. Ankeny, 1,699 shares; Michael J. Bragg, 2,710 shares; James D. Bygland, 633 shares; Duane C. McDougall, 2,478 shares; Xandra McKeown, 142 shares; Steven J. Oliva, 6,330 shares; J. F. Ouderkirk, 3,810 shares; Hadley Robbins, 705 shares; Steven N. Spence, 1,355 shares; David J. Truitt, 7,859 shares; and Nancy Wilgenbusch, 2,668 shares.

(3) Share amounts include restricted shares which, although not fully vested, possess full voting rights, as follows: Lloyd D. Ankeny, 1,400 shares; Michael J. Bragg, 1,400 shares; James D. Bygland, 5,125 shares; Anders Giltvedt, 17,811 shares; Duane C. McDougall, 1,400 shares; Xandra McKeown, 11,362 shares; Steven J. Oliva, 1,400 shares; J. F. Ouderkirk, 1,400 shares; Hadley Robbins, 10,843 shares; Steven N. Spence, 1,400 shares; Robert D. Sznewajs, 44,649 shares; David J. Truitt, 1,400 shares; and Nancy Wilgenbusch, 1,400 shares; and by all directors and executive officers as a group, 100,990 shares.

(4) Share amounts include the following shares held in accounts under Bancorp's 401(k) Plan: James D. Bygland, 7,464 shares; Anders Giltvedt, 1 share; Xandra McKeown, 1,003 shares; Robert D. Sznewajs, 1,467 shares; and by all directors and executive officers as a group, 9,935 shares.

(5) Calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

(6) Based on information contained in the Schedule 13G filed February 9, 2009, by Columbia Wanger Asset Management, L.P. ("WAM"), relating to shares held by the Columbia Acorn Trust, an entity advised by WAM.

(7) Based on information contained in the Schedule 13G filed February 5, 2009, by Barclays Global Investors, N.A., and related entities. Of the amount reported, the listed entity reports sole dispositive power with respect to 462,159 shares, while Barclays Global Financial Advisors reports sole voting and dispositive power with respect to 408,077 shares.

(8) Based on information contained in the Schedule 13G filed February 23, 2009, by Investment Counselors of Maryland, LLC ("ICM"), relating to shares held by various investment advisory clients of ICM.

(9) Share amount includes 1,604 shares owned by Mr. Bragg's spouse. Mr. Bragg disclaims any beneficial ownership of these shares.

(10) Share amounts include 60 shares owned by Mr. Bygland's stepson. Mr. Bygland disclaims any beneficial ownership of these shares.

(11) Share amounts include 50 shares held by Mr. Ouderkirk's spouse as custodian for his son. Mr. Ouderkirk disclaims any beneficial ownership of these shares.

(12) Share amounts include 2,000 shares owned by Mr. Spence's spouse. Mr. Spence disclaims any beneficial ownership of these shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Section 16(a)"), requires that all of our executive officers and directors and all persons who beneficially own more than 10% of our common stock ("reporting persons") file reports with the SEC with respect to beneficial ownership of Bancorp common stock. We have adopted procedures to assist our directors and executive officers in complying with the Section 16(a) filing requirements.

There were two late filings of Section 16 reports during 2008. On March 4, 2008, 693 shares were acquired by the trustee of Bancorp's Executives' Deferred Compensation Plan using amounts deferred by Mr. Robbins. The transaction was reported on March 31, 2008. On December 1, 2008, 1,062 shares were acquired by the trustee of Bancorp's Directors' Deferred Compensation Plan using director fees deferred by Mr. Truitt. On December 2, 2008, this transaction was incorrectly reported as the acquisition of 199.566 shares. On December 9, 2008, the correct number of shares was reported.

Except as provided in the preceding paragraph, we believe that all executive officers and directors made all filings required by Section 16(a) on a timely basis during 2008, based solely upon our review of the copies of filings that we received with respect to the year ended December 31, 2008, and written representations from reporting persons.

MANAGEMENT

Information with respect to our executive management team, other than Mr. Sznewajs, appears below. Information relating to Mr. Sznewajs, who is also a director, can be found under "Proposal 1—Election of Directors." Each of the executive officers listed below serves in the position listed at both Bancorp and the Bank.

James D. Bygland, 47	Mr. Bygland has served as Executive Vice President and Chief Information Officer for more than five years.
Anders Giltvedt, 49	Mr. Giltvedt has served as Executive Vice President and Chief Financial Officer for more than five years.
Kevin McClung, 39	Mr. McClung has served as Controller for more than five years and is presently a Senior Vice President.
Xandra McKeown, 51	Ms. McKeown has served as Executive Vice President and Manager of the Commercial Banking Group for more than five years.
Hadley S. Robbins, 52	Mr. Robbins has served as Executive Vice President and Chief Credit Officer since April 2007. Mr. Robbins previously served as a regional business banking manager and in other positions at Wells Fargo & Company, from October 2003 until joining Bancorp. Prior to that, Mr. Robbins served as Chief Credit Officer of Bank of the Northwest and in credit management at its successor from 2000 until October 2003.

EXECUTIVE COMPENSATION

Discussion and Analysis of Executive Compensation Programs

As part of our discussion of executive compensation in this proxy statement, we provide summaries of and derive examples from various plans and agreements, such as employment agreements, change in control agreements, equity incentive plans, and supplemental executive retirement agreements, that are complicated legal documents. For additional information regarding these legal documents, we refer you to the complete documents as they have been incorporated into our Annual Report on Form 10-K for the year ended December 31, 2008. Our annual report has been filed with the SEC and is available on its website at www.sec.gov. The Exhibit Index in our annual report directs you to where each of the exhibits incorporated into our annual report, including all agreements with our named executive officers, can be found. All of these documents can be obtained on the SEC website. All summaries or examples derived from these documents that are included in this proxy statement are qualified in their entirety by reference to the actual legal documents.

Objectives and Basis for Compensation. The objectives of our compensation program for named executive officers are to attract, retain, motivate and reward highly qualified executives. For 2008, the Compensation Committee generally targeted total compensation of each named executive at the 65th percentile of the total compensation of executives holding similar positions at similarly situated bank holding companies, as modified upward or downward by the following factors:

- length of time in the position,
- scope of job responsibilities,
- current and long term job performance and potential for advancement,
- competitive market conditions for individuals holding similar positions, and
- the annual and longer term performance of our company.

Total executive compensation may also be affected by decisions to pay higher levels of compensation in order to attract superior executive talent in critical functions or to provide additional compensation outside of the normal annual review cycle to address retention issues.

To assist the Compensation Committee in achieving the objectives of our compensation programs for executive officers, the committee has on a periodic basis retained the services of a consultant to conduct surveys and provide reports, updates and related advice to the committee regarding compensation paid to executive officers at similarly situated bank holding companies that hold positions similar to those of our named executive officers. In 2006, the committee retained the Compensation Group of Clark Consulting, Inc., ("Consultant"), to provide such services. The Consultant provided the committee with a report regarding executive compensation based on information derived from a banking and financial industry compensation survey and a customized survey of a peer group composed of the bank holding companies listed on page 21 below ("the peer group").

The Compensation Committee periodically compares the total annual compensation of each named executive to the total annual compensation of executives holding comparable positions at similarly situated bank holding companies. For the purpose of such comparisons, the committee considers base salary, annual bonus, and the value of stock options and restricted stock grants. The committee focuses primarily on total annual compensation rather than the various individual elements of compensation because total annual compensation is generally most important to executives. Further, focusing on total annual compensation allows us more flexibility to provide forms of compensation that are tailored to meet our goals and the particular executive's needs and wishes, either at the time of hire or later in the employment relationship. The Compensation Committee does not focus on supplemental executive retirement plans, life insurance, change in control agreements, and other compensation elements in its comparisons because it does not believe such comparisons are particularly meaningful, it is difficult to assign a value to certain elements, and it is not believed to be industry practice to do so.

According to information provided by our Consultant, the total annual compensation of each of our named executive officers compares to the 65th percentile of 2008 total annual compensation of similarly situated executives at peer group companies as follows: Mr. Sznewajs: -26%; Mr. Giltvedt: -27%; Ms. McKeown: -22; Mr. Robbins: -26%; and Mr. Bygland: -48%. To calculate these percentages and the base salary percentages discussed below, our Consultant applied increase factors to its 2006 market data of 4% for 2007 and 7% for 2008.

Based on our review of the compensation arrangements discussed below, and our assessments of individual and corporate performance, we believe our executive compensation levels and the design of our executive compensation programs are effective.

Goals. The compensation program and its various elements are designed to reward a combination of individual, department and/or corporate performance. How the various elements of the compensation program are designed to reward such performance is explained more fully below.

Elements of Compensation. The primary elements of our compensation program for named executive officers are base salary, annual bonus, stock options, restricted stock, supplemental executive retirement plans, life insurance, change in control agreements, deferred compensation plans, and an employment contract with the President & CEO. In addition, named executive officers are eligible to receive other benefits that are generally available to all employees on a non-discriminatory basis, such as participation in and matching contributions under our 401(k) plan, vacations, and medical, dental, life, disability, and long term care insurance.

Base Salaries. Base salaries of named executive officers were last adjusted effective January 1, 2007, to approximately the amounts shown under the subheading "Summary Compensation Table" in this section below. The Committee normally adjusts base salaries of named executive officers on the first day of each calendar year. It did not do so in 2008 or 2009 due to the Company's recent financial performance.

Except for the absence of base salary adjustments in 2008 and 2009, it has been the practice of the Compensation Committee to target the base salary of each named executive officer at or slightly below the 65th percentile base salary of executives holding similar positions in our Consultant's report. According to information provided by our Consultant, the 2008 base salary of our named executive officers compares to the 65th percentile base salary in 2008 of similarly situated executives at peer group companies as follows: Mr. Sznewajs: -28%; Mr. Giltvedt: -23%; Ms. McKeown: -7%; Mr. Robbins: -8%; and Mr. Bygland: -23%.

As described in greater detail below, an increase in the base salary of a named executive officer also results in an increase in such officer's targeted annual bonus and benefit levels under the supplemental executive retirement and change in control agreements applicable to him or her and may also lead to increases in the number of stock options and restricted shares granted to such person.

Annual Bonuses. In light of lower than expected corporate performance, no annual bonuses were paid to named executive officers for 2008. Although no annual bonuses were paid for 2008, this section provides information regarding the structure of Bancorp's annual bonus program.

Annual bonuses allow named executives to earn additional annual cash compensation if performance goals and certain objective and subjective criteria are satisfied. The bonus paid each named executive officer is a function of the executive's bonus opportunity, the achievement of individual, department and/or corporate performance goals, and the Compensation Committee's discretion.

The bonus opportunity of each named executive is a percentage of his or her base salary and, except in the case of our CEO, is proposed by the President and CEO and reviewed and approved annually by the Compensation Committee. For example, an executive with a base salary of $200,000 and a bonus opportunity of 50% has an opportunity to earn a bonus of $100,000, subject to achievement of individual, department and Company performance goals and to the discretion of the Compensation Committee. The bonus paid may be more or less than the amount of the bonus opportunity. This structure gives the Compensation Committee latitude to weigh factors it considers important when considering executive bonuses, including subjective factors.

The bonus opportunity and the percentage of that opportunity that is allocated between individual, department and corporate goals for each named executive is as follows:

		% of Bonus Opportunity Allocated to Achievement of	
	Bonus Opportunity*	**Individual and Department Goals**	**Corporate Goals**
Robert Sznewajs	100%	0%	100%
Anders Giltvedt	60%	25%	75%
Xandra McKeown	50%	50%	50%
Hadley Robbins	50%	50%	50%
James Bygland	30%	50%	50%

*As a percentage of base salary.

Our primary long-term corporate goals are to maintain a 10% or greater year-over-year growth in earnings per share and a 15% or greater return on average equity, tangible. See our Form 10-K for a discussion of how the Company calculates return on equity, tangible, from its audited financial statements. Our primary long-term corporate goals have been approved by the Board as part of the strategic planning process and are routinely disclosed in our periodic reports with the SEC, the Investor Relations section of our website, and in presentations to investors and analysts. The Company did not achieve its primary long term corporate goals in 2008. Our year-over-year earnings per diluted share declined to a loss of $.38 in 2008, from earnings of $1.05 in 2007 and $1.86 in 2006. Our return on average equity, tangible was (2.88)% in 2008, down from 8.7% in 2007.

In addition to our primary long-term corporate goals, other corporate goals considered by management and the Compensation Committee in determining the annual bonuses of each named executive included:

- regulatory compliance, corporate governance, and credit quality,
- strategic planning and execution of the strategic plan,
- the competitive environment, and
- customer and employee satisfaction survey results and community image.

While the Company did not achieve its growth in earnings per share and return on equity, tangible goals, most corporate goals were achieved. Those goals that were not achieved were primarily due to difficulties in certain parts of our loan portfolio, including residential construction loans.

As a result of not achieving certain corporate goals, the Committee determined that each named executive should receive 0% for both the corporate goals part and the individual/ department part of his/her bonus opportunity.

The individual and department performance goals of each named executive officer differed. Mr. Sznewajs had no individual or department goals. The individual and department performance goals of each of our named executives were as follows:

Officer	Performance Goal Areas
Mr. Giltvedt	Financial reporting, expansion strategies, capital management, and corporate projects.
Ms. McKeown	Origination and sale of certain commercial loan, deposit and related products, cross-sales, and customer satisfaction.
Mr. Robbins	Credit quality, loan losses and quality of reporting to our Board and its Loan, Investment & Asset/Liability Committee.
Mr. Bygland	Systems maintenance (including operational accuracy) and systems development (including new products and services).

The foregoing goals are general rather than specific. All named executives also have department goals relating to employee satisfaction.

In light of the Committee's determination that no annual bonuses should be paid due to Bancorp's lower than expected financial performance, achievement of individual and department goals became irrelevant for purposes of determining annual bonuses.

Restricted Stock and Stock Options. Restricted stock and stock options provide the Compensation Committee with important tools to attract, retain, motivate and reward named executive officers and to further align the interests of management with those of our shareholders. Restricted stock and stock option awards are designed to strengthen the mutuality of interests between Bancorp's shareholders and named executive officers by providing a portion of annual compensation in a form that gives the executive a proprietary interest in pursuing the long-term growth, profitability, and financial success of Bancorp. Stock option grants provide an additional incentive for named executive officers to build shareholder value since recipients only receive value from the grants if the price of our stock appreciates.

In 2008, stock options and two types of restricted stock awards were granted to each named executive officer. Stock options awarded in 2008 vest one-quarter annually over a four-year period. The vesting period helps retain named executive officers and is generally consistent with industry practice. Stock options expire ten years from the date of grant. Stock options granted in 2008 and earlier years were incentive stock options to the extent permitted by law. We chose to grant incentive stock options primarily, rather than non-qualified options, because of the additional incentive to hold the stock after exercise and the potential tax benefits provided to employees by incentive stock options.

Two methods were used to determine the number of stock options granted to each named executive. The first method used individual performance, the executive's potential, and a formula that takes into account the total number of option shares being granted to all employees being granted stock options (as determined by total dollars available for all such grants and our determination of the value of each option share using the Black-Scholes method), the executive's salary, and a multiplier based on the executive's job grade. The second method is similar to the first method, except the total dollars available for the grant to each named executive was determined by reference to the corporate part of the named executive's annual bonus opportunity.

The first type of restricted stock awarded to named executive officers vests over a four year period, with one quarter of the award vesting each year. Cash dividends on this type of restricted stock award are paid at the same time and in the same amount as dividends on our common stock generally and are not subject to any vesting condition.

The second type of restricted stock awarded to named executive officers vests only if a certain price per share of Bancorp stock ($23.57) is achieved for a period of 20 consecutive business days within a four-year period following the date of grant. The vesting price is the average price of Bancorp stock for the 365-day period prior to and including the grant date. The second type of grant included an additional grant equal to approximately 25% of the number of restricted shares if the Bancorp stock price target is achieved within 2 years of the date of grant. In each case, 50% of the award vests on the last day of the 20-day period, and 25% of the award vests on each of the first and second anniversaries of the last day of the 20-day period. Cash dividends on the second type of restricted stock award are reinvested in Bancorp stock, and the stock issued upon reinvestment is also restricted. When any part of the second type of restricted stock award vests, all shares issued upon dividend reinvestment vest and any future dividends are paid without restrictions. The second type of grant was specifically structured to motivate named executive officers to improve Bancorp's financial performance.

The number of restricted shares awarded to each named executive officer for the first type of award was determined based upon individual performance, the executive's potential, and a formula that takes into account the total number of restricted shares being awarded to all recipients of restricted stock, the mid-point of the executive's salary grade, a percentage equal to the executive's annual bonus opportunity, and the market price of our stock. The total number of restricted shares awarded to all recipients was arrived at by dividing total dollars available for all such grants by the closing price of our stock on a date shortly before the date of grant. The number of restricted shares granted to each named executive officer for the second type of award was determined in a similar manner, except the group of employees receiving such grant consisted of a group of senior officers and the total number of shares being awarded was determined by reference to a portion of the dollar amount of the corporate part of the executive's annual bonus opportunity divided by the closing price of our stock on a date shortly before the date of grant.

In 2008, we increased both the number of stock options and restricted shares granted to named executive officers and others, while keeping the overall cost of such equity-based compensation relatively constant due to the lower value per share associated with each type of grant. The relatively larger increase in the number stock options was prompted by our perception that stock options will generally provide greater value to recipients than restricted stock.

In 2008 (and for several years prior), our board generally granted restricted stock and/or stock options to named executive officers at meetings held on the date of our annual shareholders meeting, a date shortly after we release first quarter earnings. The exercise price for options has been the closing reported sales price of our stock on that date of grant. Our practices in this regard have been consistent.

Supplemental Executive Retirement Plans. The Compensation Committee approved entry into supplemental executive retirement agreements ("SERPs") with Mr. Sznewajs, Mr. Gilvedt, Ms. McKeown, and Mr. Bygland in 2003 and with Mr. Robbins in 2007. The SERPs were implemented to help retain key executives and remain competitive with others in our peer group. In a report provided by our Consultant in 2003, it was reported that 14 of the 19 bank holding companies in our peer group at the time provided SERPs to one or more executive officers. It was also reported that 8 of the 19 peer banking holding companies provided deferred compensation plans to one or more executive officers. Information provided by our Consultant indicated that benefits to be provided to named executives under the SERPs would, with respect to percentage of base salary and payout periods, be in the mid-range of benefits provided by companies in our peer group at the time.

The SERPs originally provided each executive with a fixed payment for 15 years after retirement. Payments commence at age 62 for Mr. Sznewajs and age 64 for other executives. The SERPs were amended in 2005 to tie each benefit to a percentage of final base salary rather than provide fixed benefit awards. The SERPs were further amended in 2008 to give each executive a one-time option, to be exercised no later than December 31, 2008, to obtain a lump sum payment after retirement instead of a fixed payment for 15 years. All named executives elected to receive some or all of their SERP benefits in a lump sum payment. Each SERP includes non-compete and non-solicitation provisions. For more detailed discussion of the SERPs, see the discussion in this section below under the subheading "Pension Benefits for 2008."

The SERPs generally vest at a rate of 10% per year upon either achievement of a return on equity, tangible of 10%, or in the discretion of the Committee. Although the Company did not achieve a return on equity, tangible of 10% in 2008, the Committee approved 10% SERP vesting for each named executive officer for 2008 in order to motivate, retain and recognize the long-term nature of this element of compensation. In early 2009, based on advice from our Consultant that vesting requirements are relatively uncommon in SERPs, the SERPs were amended to eliminate the requirement of a 10% per year return on equity, tangible for vesting to occur.

Life Insurance. In 2003, we purchased bank-owned life insurance for Mr. Sznewajs, Mr. Giltvedt, Ms. McKeown, and Mr. Bygland and others to help recover the costs of projected employee benefits, provide key executives with another element of a comprehensive and competitive compensation package, reward those persons for past and future services, and encourage them to continue employment with us. In 2007, we purchased a term life insurance policy for Mr. Robbins. Life insurance benefits under the policies are $300,000 for Mr. Sznewajs and $200,000 for each other named executive officer. Additional life insurance coverage is provided under policies available to all employees.

Change In Control Agreements. The Compensation Committee approved entry into change in control agreements ("CIC's") for Mr. Sznewajs, Mr. Giltvedt, Ms. McKeown, and Mr. Bygland in 2003 and Mr. Robbins in 2007. The CICs were implemented to help us retain the executives (particularly after a change in control has been proposed) and remain competitive with others in our peer group and in our market.

Benefits under the CICs are payable to each named executive officer upon the occurrence of events described in the CICs. Those events require both a change in control (as defined in the CIC) and a termination of the employment of the named executive officer (i.e., a double trigger). CICs provided by some other companies provide executives with benefits solely upon the occurrence of a change in control (i.e., a single trigger). We believe our approach is more reasonable and reflective of our intent to compensate the executive in the event of a termination of employment.

In a 2003 report, our Consultant advised us that 17 of the 19 bank holding companies in our peer group provided change in control agreements to their CEOs and that 14 of the 19 bank holding companies provided CICs to other executives. The report also revealed that benefit levels to be provided by Bancorp under its CICs were generally in the mid-range of benefit levels provided by companies in our peer group. Potential payments under the CICs have not influenced decisions regarding other elements of compensation. For a more detailed discussion of the terms and conditions of the CICs, see the discussion in this section below under the subheading "Potential Payments Upon Termination or Change in Control."

Deferred Compensation Plan. We maintain an executive officers' deferred compensation plan which permits each named executive officer to defer all or part of his or her base salary, annual incentive bonuses, and commissions under the plan on a tax-deferred basis. The plan provides us with an additional opportunity to attract and retain senior officers by providing them with a tax-advantaged investment vehicle at a very nominal cost to us. We do not make contributions to the plan or pay or guarantee earnings to participants.

An amount equal to participant deferrals is placed in a "rabbi" trust that is subject to the claims of our creditors. Plan participants have a number of investment options, including Bancorp stock. The return on contributions enjoyed by each participant depends on the return on the investments which the participant selects. Participants are fully vested in their plan benefits at all times. For more detailed discussion of the deferred compensation plan, see the discussion in this section below under the subheading "Nonqualified Deferred Compensation for 2008."

Employment Contract with the CEO. We entered into a new employment agreement with Mr. Sznewajs that became effective on January 1, 2008 and continues for a three-year term that ends December 31, 2010. This agreement became effective immediately following the end of the term of our previous three-year agreement with Mr. Sznewajs. The agreement is consistent with the objectives of our compensation program to attract, retain, motivate and reward highly qualified executives. For more detailed discussion of the terms and conditions of the employment agreement, see the tables and related discussion below under the subheadings "Summary Compensation Table" and "Potential Payments Upon Termination or Change in Control."

Role of Executive Officers. The base salaries, bonus payments, and number of stock options and restricted shares granted to Mr. Giltvedt, Ms. McKeown, Mr. Robbins, and Mr. Bygland were recommended to the Compensation Committee by our CEO and Executive Vice President of Human Resources and approved by the committee. The recommendations were reviewed with the Compensation Committee chair in advance of deliberations and action by the committee as a whole. Our CEO and Executive Vice President of Human Resources were present during the Compensation Committee's deliberations and approval process. The base salary, bonus payment, and number of stock options and restricted shares granted to Mr. Sznewajs were approved by the Compensation Committee in executive session.

Compensation Recovery and Forfeiture Policies. We maintain the following provisions regarding the recovery, adjustment and forfeiture of compensation paid or due to named executive officers:

Forfeiture of Equity Awards. The 2002 Plan provides that, in the event the employment of any holder of an option is terminated for cause, stock options of such holder, whether vested or unvested, will terminate. Termination "for cause" is defined as either conviction for committing a felony or willful and deliberate failure to perform job duties. Restricted stock that has not yet vested will also be forfeited upon any "for cause" termination. These provisions serve to protect our intellectual and human capital and help ensure that our executives act in the best interest of our company and its stockholders.

Forfeiture and Recoupment Benefits. Each SERP applicable to our named executive officers provides that the executive will forfeit any benefits upon any termination of employment "for cause." An explanation of what constitutes "for cause" may be found in the discussion in this section below under the subheading "Potential Payments Upon Termination or Change in Control." Each agreement also provides that, if the non-competition or non-solicitation provisions of the agreement are violated, any payments made after the date of breach must be repaid and any remaining unpaid benefits will be forfeited.

Recoupment of Annual Bonuses and Stock Gains. The Sarbanes-Oxley Act of 2002 provides that if a company is required to restate its financials due to material non-compliance with reporting requirements, the chief executive officer and chief financial officer must reimburse the company for (1) any bonus or other incentive- or equity-based compensation received during the 12 months following the first public release of later-restated financials, and (2) any profits from the sale of securities during those 12 months.

Stock Ownership Policy Guidelines. We established the following policy and recommended guidelines regarding minimum ownership of Bancorp stock by our named executive officers:

Position:	Number of Shares:
Chief Executive Officer	90,000
Chief Financial Officer	38,500
Chief Credit Officer	22,500
Business Banking Manager	22,500
Chief Information Officer	22,500

Named executive officers are expected to achieve the indicated share ownership within three to five years of becoming an executive. Shares subject to stock options, whether vested or unvested, are considered owned for purposes of our stock ownership policy. During 2008, all named officers were in compliance with the policy.

Accounting and Tax Treatments. Provisions of the Internal Revenue Code limit the deductibility of compensation in excess of $1 million, unless the compensation is "performance-based compensation" or qualifies under certain other exceptions. The Compensation Committee strives to qualify executive compensation for deductibility to the extent consistent with the best interests of our company, but deductibility is not the sole factor used by the committee in ascertaining appropriate levels or modes of compensation.

Bank Holding Company Peer Group. The Consultant's 2006 report provided compensation-related information regarding the bank holding companies listed below (the "peer group"):

2006 Peer Group

CVB Financial Corp., CA
Umpqua Holdings Corporation, OR
Central Pacific Financial Corp., HI
PFF Bancorp, Inc., CA
First Community Bancorp, CA
Western Alliance Bancorp, NV
Frontier Financial Corporation, WA
Columbia Banking System, Inc., WA
Placer Sierra Bancshares, CA
TriCo Bancshares, CA
Vineyard National Bancorp, CA
Beverly Hills Bancorp, CA
Cascade Bancorp, OR
Heritage Commerce Corp., CA
AmericanWest Bancorp, WA
Columbia Bancorp, OR

The Consultant's 2006 report included information regarding base salary, bonus, value of awarded stock options, value of restricted stock awards, and certain other compensation derived from various sources, including the proxy statements, of members of the peer group. The peer group used in the Consultant's 2006 report was jointly selected by the Compensation Committee, management and the Consultant.

Summary Compensation Table

The following table summarizes the various elements of compensation paid to or earned by our chief executive officer, chief financial officer and other three most highly compensated executive officers during 2006, 2007, and 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compen-sation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3) ($)	All Other Compensation (4) ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert D. Sznewajs, President and Chief Executive Officer	2008 2007 2006	$360,000 360,000 340,000	$ 0 0 340,000	$608,133(5) 293,089 212,291	$134,089(5) 67,519 59,248	$0 0 0	$ 37,267 87,896 375,643	$13,395 21,908 19,364	$1,152,884 830,412 1,299,851
Anders Giltvedt, EVP/Chief Financial Officer	2008 2007 2006	$200,000 200,000 186,450	$ 0 105,000 130,000	$ 104,791 85,131 64,599	$ 15,921 17,761 20,419	$0 0 0	$ 38,836 37,824 34,085	$ 4,254 11,139 11,184	$ 363,802 456,855 445,355
Xandra McKeown, EVP/Business Banking	2008 2007 2006	$200,000 200,000 169,867	$ 0 90,000 100,000	$ 65,679 49,675 33,338	$ 10,430 11,649 11,793	$0 0 0	$ 42,325 41,271 59,163	$ 2,746 9,383 8,737	$ 321,180 401,978 374,543
Hadley S. Robbins, EVP/Chief Credit Officer	2008 2007	$200,000 166,667	$ 0 111,200(6)	$ 48,487 23,904	$ 16,404 11,051	$0 0	$ 51,796 38,012	$ 2,157 4,807	$ 318,844 355,641
James D. Bygland, EVP/Chief Information Officer	2008 2007 2006	$150,000 150,000 144,200	$ 0 45,000 48,000	$ 32,078 25,435 18,540	$ 5,560 6,257 6,831	$0 0 0	$ 25,389 24,707 23,026	$ 1,322 7,292 6,707	$ 214,349 258,691 246,847

(1) The dollar amounts in column (e) reflect the compensation expense recognized for financial statement reporting purposes in accordance with SFAS 123R with respect to restricted stock awards under the 2002 Plan in this and prior years. Assumptions used in calculating expense as required by SFAS 123R are described in Note 20 to our audited financial statements included in the 2008 Form 10-K, except that the deduction relating to estimated forfeitures has been disregarded for this purpose. Additional details regarding restricted stock awards under the 2002 Plan are described in the tables below under the headings "Grants of Plan-Based Awards for 2008" and "Outstanding Equity Awards at Fiscal Year-End 2008."

(2) The dollar amounts in column (f) reflect the compensation expense recognized for financial statement reporting purposes under SFAS 123R with respect to stock option grants under the 2002 Plan in this and prior years. Assumptions used in calculating expense as required by SFAS 123R are described in Note 20 to our audited financial statements included in the 2008 Form 10-K, except that the deduction relating to estimated forfeitures has been disregarded for this purpose. Additional details regarding stock options granted under the 2002 Plan are described in the tables below under the headings "Grants of Plan-Based Awards for 2008" and "Outstanding Equity Awards at Fiscal Year-End 2008."

(3) The dollar amounts in column (h) reflect increases in the actuarial present value of each executive's SERP using assumptions consistent with those used in our financial statements, as discussed in the table and related discussion under the subheading "Pension Benefits for 2008" below.

(4) The dollar amounts in column (i) reflect dividends on restricted stock and 401(k) Plan matching contributions. No matching contributions were made with respect to 2008 contributions to the 401(k) Plan. Dividends paid on restricted stock were as follows: Mr. Sznewajs – $13,395, Mr. Giltredt – $14,254, Ms. McKeown – $2,746, Mr. Robbins – $2,157, and Mr. Bygland – $1,322.

(5) Compensation reported in columns (e) and (f) relating to stock and option awards reflects accelerated expense recognition resulting from Mr. Sznewajs having reached retirement age of 62 during the year, making him eligible for accelerated vesting of such awards in the event he retires.

(6) Bonus amount includes $36,200 paid as a signing bonus when Mr. Robbins joined the Company in April 2007.

Under Mr. Sznewajs's employment agreement, which expires December 31, 2010, Mr. Sznewajs is entitled to receive an annual base salary of $360,000, subject to upward adjustment only based on reviews to occur annually. In addition to base salary, Mr. Sznewajs's annual cash bonus opportunity is 100% of his annual base salary. Mr. Sznewajs is also entitled to participate in our stock incentive plan, all employee pension, welfare and insurance benefit plans or programs, and such fringe benefits as are available to other senior executives. We have agreed to consider annually whether to provide Mr. Sznewajs retiree medical benefits.

Grants of Plan-Based Awards for 2008

The following table sets forth certain information concerning individual grants of equity and non-equity awards to the named executive officers during the year ended December 31, 2008. No previously issued stock options were repriced or otherwise modified in 2008.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (2) (#)	All Other Option Awards: Number of Securities Underlying Options (3) (#)	Exercise or Base Price of Option Awards (4) ($/Share)	Grant Date Fair Value of Stock and Option Awards (5)
		Thresh-old ($)	Target ($)	Maxi-mum ($)	Thresh-old (#)	Target (1) (#)	Maxi-mum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Robert D. Sznewajs	4/22/2008					12,900					$105,264
	4/22/2008							12,000			153,000
	4/22/2008								34,650	$12.75	76,230
Anders Giltvedt	4/22/2008					5,650					46,104
	4/22/2008							6,700			85,425
	4/22/2008								9,350	$12.75	20,570
Xandra McKeown	4/22/2008					3,150					25,704
	4/22/2008							4,600			58,650
	4/22/2008								5,000	$12.75	11,000
Hadley S. Robbins	4/22/2008					3,150					25,704
	4/22/2008							4,600			58,650
	4/22/2008								5,000	$12.75	11,000
James D. Bygland	4/22/2008					1,450					11,832
	4/22/2008							1,850			23,588
	4/22/2008								2,500	$12.5	5,500

(1) Reflects awards of restricted stock in 2008 under the 2002 Plan. Restricted shares granted in 2008 only vest for each officer with respect to the following number of shares only if the closing price of Bancorp stock is equal to or greater than $23.57 (the average price of Bancorp stock in the 365-day prior to and including the grant date) for a period of 20 consecutive business days ending on or before April 22, 2010: Mr. Sznewajs – 2,600; Mr. Giltvedt – 1,150; Ms. McKeown – 650; Mr. Robbins – 650; and Mr. Bygland – 300. Restricted shares granted in 2008 vest for each officer with respect to the following number of shares only if the closing price of Bancorp stock is equal to or greater than $23.57 for a period of 20 consecutive business days ending on or before April 22, 2012: Mr. Sznewajs – 10,300; Mr. Giltvedt – 4,500; Ms. McKeown – 2,500; Mr. Robbins – 2,500; and Mr. Bygland – 1,150. If either of the foregoing price targets are achieved, 50% of such award shall vest on the last day of the 20-day period, 25% shall vest one year after the last day of such 20-day period, and 25% shall vest two years after the last day of such 20-day period. These restricted stock awards are subject to immediate vesting in the event of death, disability, or termination of employment within 24 months of a change in control affecting Bancorp (extended to 36 months for Mr. Sznewajs under his change in control agreement). Restricted stock that has not vested will be forfeited by a recipient upon retirement or any other employment termination. Dividends on restricted shares are also restricted and reinvested in Bancorp stock. All such shares vest when any of the restricted stock vests. Dividends are paid on the restricted stock at the same rate applicable to all shares of Bancorp stock and are not preferential.

(2) Reflects awards of restricted stock in 2008 under the 2002 Plan. Restricted stock awards are subject to a four-year vesting schedule with one-quarter of each award vesting on each of the first four anniversaries of the grant date, subject to immediate vesting in the event of retirement, death, disability, or termination of employment within 24 months of a change in control affecting our company (extended to 36 months for Mr. Sznewajs under his change in control agreement). Restricted stock that has not yet vested will be forfeited by a recipient upon any other employment termination. Dividends are paid on the restricted stock at the same rate applicable to all shares of Bancorp stock and are not preferential. Dividends vest immediately and are not restricted.

(3) Reflects stock option grants in 2008 under the 2002 Plan. Stock options are subject to a four-year vesting schedule, with one-quarter of each grant vesting on each of the first four anniversaries of the grant date, and expire 10 years from the grant date. Options may generally be exercised for a period of three months following termination of employment. Options vest immediately and remain exercisable for their stated term in the event of retirement, death, disability, or termination of employment within 24 months of a change in control affecting our company (extended to 36 months for Mr. Sznewajs under his change in control agreement). Options held by employees terminated for cause terminate immediately.

(4) The exercise price is equal to the closing price of Bancorp stock on the grant date. The option exercise price may be paid in cash, by surrendering vested shares owned by the executive officer for cancellation, by canceling sufficient option shares to pay the exercise price, in a cashless exercise through a broker, or a combination of the foregoing.

(5) The grant date fair value of restricted stock subject to a performance condition and shown in column (g) is $8.16 per share. The grant date fair value of restricted stock shown in column (i) is based on the market price of our stock on the date of grant, $12.75 per share. The grant date fair value of stock options granted in 2008 was $2.20 per share, which amount was determined using the Black-Scholes option pricing model based on the assumptions described in Note 20 to our audited financial statements included in the 2008 10-K.

Outstanding Equity Awards at Fiscal Year-End 2008

The following table sets forth certain information concerning outstanding equity awards held by named executive officers at December 31, 2008.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (1) (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (1)	Number of Shares or Units of Stock That Have Not Vested (2) (#)	Market Value of Shares or Units of Stock That Have Not Vested (3) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (4) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (3) ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert D. Sznewajs	101,860			$12.27	1/01/2010	31,749	$209,226	12,900	$85,011
	68,368			10.28	4/24/2011				
	44,240			14.67	5/21/2012				
	5,079			16.24	4/22/2013				
	24,250	4,850		20.64	4/26/2015				
	10,576	10,574		27.50	4/25/2016				
		34,650		12.75	4/22/2018				
Anders Giltvedt	33,550			$ 9.55	4/03/2010	12,161	$80,141	5,650	$37,234
	19,752			10.28	4/24/2011				
	13,600			14.67	5/21/2012				
	10,100			16.24	4/22/2013				
	8,800			21.32	4/20/2014				
	7,500	1,500		20.64	4/26/2015				
	1,750	1,750		27.50	4/25/2016				
		9,350		12.75	4/22/2018				
Xandra McKeown	4,500			$16.24	4/22/2013	8,212	$54,117	3,150	$20,759
	4,450	1,112		21.32	4/20/2014				
	4,166	834		20.64	4/26/2015				
	1,450	1,450		27.50	4/25/2016				
		5,000		12.75	4/22/2018				
Hadley S. Robbins	2,100	6,300		$31.92	3/27/2017	7,693	$50,697	3,150	$20,759
		5,000		12.75	4/22/2018				
James D. Bygland	6,272			$ 9.20	4/27/2010	3,675	$24,218	1,450	$9,556
	7,715			10.28	4/24/2011				
	7,000			14.67	5/21/2012				
	4,000			16.24	4/22/2013				
	2,350			21.32	4/20/2014				
	2,083	417		20.64	4/26/2015				
	825	825		27.50	4/25/2016				
		2,500		12.75	4/22/2018				

(1) All stock options expire 10 years after the grant date. Options granted in 2005 vest and become exercisable one-half immediately, one-sixth in two years, one-sixth in three years, and one-sixth in four years. Options granted in 2006, 2007, and 2008 vest and become exercisable in equal installments annually over a four-year period.

(2) Unvested awards of restricted stock vest over the next four years as follows:

Date of Vesting

	2009	2010	2011	2012
Mr. Sznewajs	15,325	14,812	8,937	5,575
Mr. Giltvedt	5,624	5,687	3,700	2,800
Ms. McKeown	3,538	3,662	2,387	1,775
Mr. Robbins	2,806	3,456	2,806	1,775
Mr. Bygland	1,651	1,676	1,049	749

(3) Based on the closing price per share of our stock on December 31, 2008, of $6.59.

(4) For a description of vesting terms of incentive-based awards see footnote (1) to the preceding "Grants of Plan-Based Awards for 2008" table.

Option Exercises and Stock Vesting for 2008

The following table sets forth certain information concerning exercises of stock options and vesting of restricted stock by the named executive officers during the year ended December 31, 2008.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting (1) ($) (e)
Robert D. Sznewajs	--	$ --	12,812	$165,545
Anders Giltvedt	--	$ --	3,762	$ 48,709
Xandra McKeown	--	$ --	2,150	$ 27,496
Hadley S. Robbins	--	$ --	1,032	$ 13,866
James D. Bygland	--	$ --	1,100	$ 14,075

(1) Based on the closing price per share of our stock on the date of vesting.

Pension Benefits for 2008

The following table sets forth certain information concerning Bancorp's supplemental executive retirement agreements ("SERPs") with named executive officers as of December 31, 2008, assuming retirement at age 62 for Mr. Sznewajs and at age 64 for all other executives.

Name (a)	Plan Name (b)	Number of Years Credited Service (1) (#) (c)	Present Value of Accumulated Benefit (2) ($) (d)	Payments During Last Fiscal Year ($) (e)
Robert D. Sznewajs	SERP for Robert Sznewajs	10	$1,247,916	$0
Anders Giltvedt	SERP for Anders Giltvedt	8	$ 166,591	$0
Xandra McKeown	SERP for Xandra McKeown	8	$ 193,874	$0
Hadley S. Robbins	SERP for Hadley Robbins	2	$ 89,808	$0
James D. Bygland	SERP for James Bygland	10	$ 109,130	$0

(1) Mr. Sznewajs' number of years of credited service under his SERP exceeds his actual number of years of service with the Company by one year. He is fully vested in his benefits under his SERP.

(2) SERPs are individual contracts with each of our named executive officers that originally provided for specified benefit payments over a fixed 15-year term. The SERPs were amended in late 2008 to provide each named executive officer with an option to receive a lump sum payment at retirement. Mr. Giltvedt elected to receive a lump sum payment in the event of his death prior to normal retirement age. The other executive officers each elected to receive lump sum payments in all payment circumstances. The valuation method used to determine the present value of accumulated benefit in column (d) above and the increase in the present value of the benefit disclosed in column (h) of the Summary Compensation Table is consistent with Accounting Principles Board Opinion No. 12, as amended, and based on the actual terms of each SERP and a discount rate of six percent as specified in the SERPs. The same methods and assumptions were used to derive amounts included in our financial statements.

We entered into a SERP with Mr. Robbins in April 2007. We entered into SERPs with each of our other named executive officers in August 2003, which SERPs were amended effective July 1, 2005. Each SERP is a non-qualified, unfunded plan that is designed to provide retirement benefits for the participant. Each SERP is further intended to assist in assuring each participant's continued service to our company.

The SERPs were further amended in late 2008 to comply with section 409A of the Internal Revenue Code and to give each named executive officer a one-time opportunity, to be exercised on or before December 31, 2008, to elect to receive some or all SERP payments in a lump sum payment upon reaching retirement or normal retirement age, as the case may be. All named executive officers other than Mr. Giltvedt elected to receive all SERP benefits in a lump sum payment. Mr. Giltvedt has elected to receive only his pre-retirement death benefits in a lump sum payment and will, with respect to all other benefits, receive a fixed payment amount per year, payable monthly, for a period of 15 years, with payments beginning on the earlier of the first day of the month after reaching normal retirement age—or the first day of the month after actual retirement.

Benefit amounts payable under each SERP vary based on whether (1) a participant retired at normal retirement age or terminated employment in connection with a termination event under his or her change in control agreement, or (2) terminated employment due to early voluntary termination, early involuntary termination, or disability.

All SERP benefits are equal to, or the lump sum payment is calculated based on the value of, a 15-year stream of monthly payments equal to 35% of the participant's final base salary, except that, in the event a participant terminates employment in connection with a termination event under his or her change in control agreement, monthly payments or lump sum amounts are based on 35% of projected base salary as of the participant's normal retirement date. In the event a participant terminates employment as a result of an early voluntary termination, early involuntary termination, or disability, his or her monthly payments or lump sum amounts will be based on annual benefit levels determined in accordance with a formula set forth in each participant's SERP that results in benefit amounts that increase over the participant's period of continued service, but not above the normal retirement benefit. No benefits are payable if a participant is terminated for cause (as defined in each participant's change in control agreement).

Each SERP also includes non-competition and non-solicitation provisions that provide for a loss of future benefits and forfeiture of benefits received after a breach but before discovery if an executive competes with us in the states of Oregon or Washington or solicits our customers or employees (i) in the case of Mr. Sznewajs, within 36 months of any termination which triggers change in control benefits or 24 months of any other termination; and (ii) in the case of other named executives, within 24 months of any termination which triggers change in control benefits or 12 months of any other termination.

Retirement, change in control, involuntary termination, and disability benefits of each participant are fully vested immediately. Voluntary termination benefits are presently vested as follows: Mr. Sznewajs, 100%; Mr. Giltvedt, 80%; Ms. McKeown, 80%; Mr. Robbins, 10%; and Mr. Bygland, 100%. Benefits not currently vested will continue to vest at a rate of 10% for each additional year of completed service. Each SERP may be amended only by mutual agreement, except that we may amend or terminate each SERP if laws or regulations change in a way that would result in benefits being taxable to the executive before receipt or in material financial penalties or other materially detrimental ramifications to our company, provided in any case vested benefits would be preserved.

Nonqualified Deferred Compensation for 2008

The following table sets forth certain information regarding the accounts of named executive officers under Bancorp's executives' deferred compensation plan.

Name (a)	Executive Contributions in Last FY ($) (b)	Bancorp Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE (1) ($) (f)
Robert D. Sznewajs	$0	$0	$0	$0	$ 0
Anders Giltvedt	$0	$0	($33,935)	$0	$136,287
Xandra McKeown	$0	$0	($ 4,005)	$0	$ 9,713
Hadley S. Robbins	$69,653	$0	($21,563)	$0	$ 48,090
James D. Bygland	$0	$0	($ 7,177)	$0	$ 4,273

(1) Named executive officers have deferred amounts previously reported as compensation in the Summary Compensation Table into the executive's deferred compensation plan as follows: Mr. Giltvedt - $136,064; Ms. McKeown - $10,783; Mr. Robbins - $69,653; and Mr. Bygland - $8,494.

Our executive officers' deferred compensation plan permits each named executive officer (and other senior executives) to defer all or part of his or her base salary, annual incentive bonuses, and commissions on a tax-deferred basis. We have not and do not make contributions to the plan or pay preferential earnings or guaranty interest to participants in the plan.

Under the plan, an amount equal to deferrals under the plan is placed in a "rabbi" trust that is subject to the claims of our creditors. Participants have a number of investment options upon which to base earnings on deferred amounts, including our stock. The return on contributions enjoyed by each participant depends on the return on the investments that the participant selects. The following table shows currently available investment choices and annualized returns earned by those choices in 2008:

Plan Investment Choice	Performance (annual return for 2008)
American Century Strategic Allocation: Conservative	-15.98%
American Century Strategic Allocation: Moderate	-26.14%
American Funds EuroPacific Growth Fund	-40.71%
American Funds Growth Fund of America	-39.07%
Baron Growth Fund	-39.18%
Dodge & Cox Balanced Fund	-33.57%
Federated High-Income Bond Fund, Inc. A	-25.63%
Federated Kaufmann A	-42.22%
Federated Max-Cap Index Instl	-37.02%
Federated Stock (1)	-31.86%
Federated Stock & Bond A	-22.73%
Federated Total Return Bond Instl	0.65%
Manager's AMG Systematic Value Fund (1)	-41.14%
West Coast Bancorp Stock	-63.01%

(1) These investment options were only available to participants during part of 2008. Federated Stock fund was only available as an investment option during first quarter, 2008 and returned -10.17% during such period. Manager's AMB Systematic Value Fund was only available as an investment option during the second through fourth quarters, 2008 and returned -35.90% during such period.

Contributions and earnings may be withdrawn following termination of employment or upon the occurrence of a financial hardship approved by the plan administrator.

Equity Compensation Plan Information

The following table summarizes information regarding shares of Bancorp stock that may be issued upon exercise of options, warrants and rights under Bancorp's existing equity compensation plans and arrangements as of December 31, 2008. All of our plans or arrangements under which equity compensation may be awarded have been approved by shareholders. The information includes the number of shares covered by, and the weighted average exercise price of, outstanding options, warrants, and other rights and the number of shares remaining available for future grants, excluding the shares to be issued upon exercise of outstanding options, warrants, and other rights.

Plan Category	A. Number of securities to be issued upon exercise of outstanding options, warrants, and rights	B. Weighted-average exercise price of outstanding options, warrants, and rights	C. Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by shareholders (1)	1,407,515	$16.41	175,483
Equity compensation plans not approved by shareholders	0	N/A	0
Total	1,407,515	$16.41	175,483(2)

(1) Future grants may be made only under the 2002 Plan. The number of shares shown in column C as available for future issuance includes approximately 56,000 shares available for restricted stock grants. This amount corrects the number of shares shown as available in the Company's 2008 Form 10-K.

Potential Payments Upon Termination or Change in Control

The following five tables set forth certain information concerning payments and other benefits that would have been payable to our named executive officers in the event of a termination of employment on December 31, 2008, under various circumstances described in the tables. The tables assume no changes in benefits or vesting are made by our Board. None of our officers other than Mr. Sznewajs is entitled to severance payments solely as a result of a termination of employment. Mr. Sznewajs may be entitled to severance under the terms of his employment agreement. All of our named executive officers have entered into a change in control agreement (a "CIC agreement") with us that provides severance benefits if his or her employment is terminated by us without cause or by the executive for good reason (which includes changes in job responsibilities) within a certain period after a change in control of our company (referred to as a "CIC" in the following tables). We have not entered into any agreements or plans that provide benefits to our named executive officers solely as a result of a change in control. Except as noted in the footnotes to the tables, all amounts are payable by Bancorp.

Robert D. Sznewajs, President and Chief Executive Officer

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any Other Involuntary Terminations		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	$ 720,000	$1,080,000	$ 0	$ 720,000	$1,080,000	$ 0	$ 0	$ 0
Restricted Stock Vesting (2)	294,237	294,237	294,237	294,237	294,237	294,237	294,237	294,237
Stock Option Vesting (2)	0	0	0	0	0	0	0	0
SERP Benefits (3)	0	0	0	0	0	0	0	0
Health Benefits (4)	11,636	17,454	0	11,636	17,454	0	0	0
Life Insurance Proceeds (5)	0	0	0	0	0	0	900,000	0
Outplacement (6)	0	10,000	0	0	10,000	0	0	0
Tax Gross-up (Est.) (7)	0	0	0	0	0	0	0	0
Total	$1,025,873	$1,401,691	$ 0	$1,025,873	$1,401,691	$ 0	$1,194,237	$294,237

(1) Dollar amounts in columns (a) and (d) are comprised of amounts that would be due to Mr. Sznewajs under his employment agreement, under which, in the event he terminates his employment with us for "good reason" or we terminate his employment without "cause," each as described in his employment agreement and summarized in the discussion that follows these tables, he is entitled to receive a lump sum payment equal to the sum of:

- Base salary for his remaining contract term (through December 31, 2010);
- Annualized bonus for the year termination occurs (in this case 2008);
- The average of the annualized bonus for the year termination occurs (in this case 2008) and the actual bonus paid for the year before termination occurs (in this case 2007) times the number of years remaining on the contract after termination occurs in this case, two); and
- His deemed matching and profit sharing contributions under our 401(k) plan.

All payments must be made within six months of termination. Mr. Sznewajs has no obligation to mitigate or offset amounts we pay him if he takes another position following termination.

Dollar amounts in columns (b) and (e) represent amounts that would be due to Mr. Sznewajs under his CIC agreement, under which, if he terminates his employment for "good reason," or if we or our successor terminate his employment other than for "cause," "disability," or death within three years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), he is entitled to a lump sum payment equal to the sum of:

- Three times his adjusted salary and average bonus; and
- Three times his deemed matching contribution under our 401(k) plan.

Cash payments due under Mr. Sznewajs's CIC agreement must be paid the first day of the seventh month following the date of a termination event, unless applicable regulations permit earlier payments, in which case payment must be made within 30 days of the date of termination.

(2) All dollar amounts represent the value of the vesting in full of shares of restricted stock that were not vested as of December 31, 2008, calculated by multiplying the number of shares that would vest by the closing price of our stock on December 31, 2008, $6.59 per share (the "Year-End Price"). Mr. Sznewajs is entitled to vesting of all restricted stock and options with respect to various termination events described in the column headings as follows: (i) columns (a) and (d), under the terms of his employment agreement, (ii) columns (b) and (e), under the terms of his CIC agreement and the 2002 Plan, (iii) columns (c) and (f), under the terms of the 2002 Plan and related award agreements that provide for full vesting upon retirement, unless terminated for cause, and (iv) columns (g) and (h), under the terms of both the 2002 Plan and his employment agreement. No increase in incremental value is shown relating to the vesting of options because all of his unvested options have an exercise price above the Year-End Price.

(3) Mr. Sznewajs is fully vested in his SERP benefits; accordingly, he receives no incremental benefits under his SERP upon the occurrence of any of the described events, other than death or disability.

(4) Dollar amounts in columns (a) and (d) represent total COBRA payments for 12 months that we would be obligated to pay under Mr. Sznewajs's employment agreement, provided that our obligation to make these payments terminates if he qualifies for group health coverage from a subsequent employer. Dollar amounts in columns (b) and (e) represent total COBRA payments for 18 months that we would be obligated to pay under Mr. Sznewajs's CIC agreement, except that our obligation to make these payments will not exceed the maximum period for which COBRA coverage is provided by law.

(5) The dollar amount in column (h) represents amounts that would be due to Mr. Sznewajs's heirs under our bank-owned life insurance program ($300,000) that provides a benefit to certain executives and our group term life insurance program ($600,000) that provides a benefit for employees generally equal to two times salary as of the date of death, subject to a cap of $600,000. Such amounts would be paid by insurance companies rather than by us. Figures do not include amounts payable under an accidental death and dismemberment policy ($600,000) that reflect a benefit available to employees generally equal to two times salary as of the date of accidental death, but also subject to a cap of $600,000.

(6) Represents amounts available for outplacement services under his CIC agreement.

(7) If severance benefits due to Mr. Sznewajs under his CIC agreement subject him to the federal excise tax imposed on benefits that constitute excess parachute payments under the Internal Revenue Code (the "Code"), he is entitled to be reimbursed for taxes on an after-tax basis. Mr. Sznewajs's severance benefits as of December 31, 2008, would not trigger an excise tax under the Code, so no gross-up payment is shown in this illustration.

Anders Giltvedt, Executive Vice President and Chief Financial Officer

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any Other Involuntary Terminations		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	$ 0	$ 505,000	$ 0	$ 0	$ 505,000	$ 0	$ 0	$ 0
Restricted Stock Vesting (2)	0	117,374	0	0	117,374	0	117,374	117,374
Stock Option Vesting (2)	0	0	0	0	0	0	0	0
SERP Benefits (3)	0	187,083	0	0	187,083	0	894,254	39,146
Health Benefits (4)	0	23,641	0	0	23,641	0	0	0
Life Insurance Proceeds (5)	0	0	0	0	0	0	600,000	0
Outplacement (6)	0	5,000	0	0	5,000	0	0	0
Tax Gross-up (Est.) (7)	0	0	0	0	0	0	0	0
Total	$ 0	$838,098	$ 0	$ 0	$838,098	$ 0	$1,611,628	$156,520

(1) Dollar amounts in columns (b) and (e) represent amounts that would be due to Mr. Giltvedt under his CIC agreement, under which, if he terminates his employment for "good reason," or if we or our successor terminate his employment other than for "cause," "disability," or death within two years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), he is entitled to a lump sum payment equal to the sum of:

- Two times his adjusted salary and average bonus; and
- Two times his deemed matching contribution under our 401(k) plan.

For purposes of calculating Mr. Giltvedt's severance payment under his CIC agreement, we have used the average of bonuses paid to him in 2007 and 2008 for services to our company in 2006 and 2007. Cash payments due under Mr. Giltvedt 's CIC agreement must be paid within 30 days of the date of a termination event.

(2) All dollar amounts represent the value of the vesting in full of restricted stock that was not vested as of December 31, 2008, calculated by multiplying the number of shares that would vest by the Year-End Price. Mr. Giltvedt is entitled to vesting of all restricted stock and options, (i) with respect to termination events described in columns (b) and (e), under the terms of his CIC agreement and the 2002 Plan and (ii) with respect to termination events described in columns (g) and (h), under the terms of the 2002 Plan. No increase in incremental value is shown relating to the vesting of options because all of his unvested options have an exercise price above the Year-End Price.

(3) Represents the incremental value of benefits that would become due to Mr. Giltvedt under his SERP upon certain termination events described in the table.

(4) Dollar amounts in columns (b) and (e) represent total COBRA payments for 18 months that would be due to Mr. Giltvedt under his CIC agreement, except that our obligation to make these payments will end at the maximum period for which COBRA coverage is provided by law.

(5) The dollar amount in column (h) represents amounts due to Mr. Giltvedt's heirs under our bank-owned life insurance program ($200,000) that provides a benefit to certain executives and our group term life insurance program ($400,000) that provides a benefit for employees generally equal to two times salary as of the date of death. Such amounts would be paid by insurance companies rather than by us. Figures do not include amounts payable under an accidental death and dismemberment policy ($400,000) that reflect a benefit available to employees generally equal to two times salary as of the date of accidental death.

(6) Represents the amount available to cover outplacement services under his CIC agreement.

(7) If severance benefits due to Mr. Giltvedt under his CIC agreement subject him to the federal excise tax imposed on benefits that constitute excess parachute payments under the Code, he is also entitled to be reimbursed for taxes on an after-tax basis. Mr. Giltvedt's severance benefits as of December 31, 2008, would not trigger an excise tax under the Code, so no gross-up payment is shown in this illustration.

Xandra McKeown, Executive Vice President of Commercial Banking.

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any Other Involuntary Terminations		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	$ 0	$ 490,000	$ 0	$ 0	$ 490,000	$ 0	$ 0	$ 0
Restricted Stock Vesting (2)	0	74,876	0	0	74,876	0	74,876	74,876
Stock Option Vesting (2)	0	0	0	0	0	0	0	0
SERP Benefits (3)	0	200,578	0	0	200,578	0	819,448	42,767
Health Benefits (4)	0	14,720	0	0	14,720	0	0	0
Life Insurance Proceeds (5)	0	0	0	0	0	0	600,000	0
Outplacement (6)	0	5,000	0	0	5,000	0	0	0
Tax Gross-up (Est.) (7)	0	0	0	0	0	0	0	0
Total	$ 0	$785,174	$ 0	$ 0	$785,174	$ 0	$1,494,324	$117,643

(1) Dollar amounts in columns (b) and (e) represent amounts that would be due to Ms. McKeown under her CIC agreement with us, under which, if she terminates her employment with no for "good reason," or if we or our successor terminate her employment other than for "cause," "disability," or death within two years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), she is entitled to a lump sum payment equal to the sum of:

- Two times her adjusted salary and average bonus; and
- Two times her deemed matching contribution under our 401(k) plan.

For purposes of calculating Ms. McKeown's severance payment under her CIC agreement, we have used the average of bonuses paid to her in 2007 and 2008 for services to our company in 2006 and 2007. Cash payments due under Ms. McKeown's CIC agreement must be paid within 30 days of a termination event.

(2) All dollar amounts represent the value of the vesting in full of restricted stock and stock options that were not vested as of December 31, 2008, calculated by multiplying the number of shares that would vest by the Year-End Price. Ms. McKeown is entitled to vesting of all restricted stock and options, (i) with respect to termination events described in columns (b) and (e), under the terms of her CIC agreement and the 2002 Plan and (ii) with respect to termination events described in columns (g) and (h), under the terms of the 2002 Plan. No increase in incremental value is shown relating to the vesting of options because all of her unvested options have an exercise price above the Year-End Price.

(3) Represents the incremental value of benefits that would become due to Ms. McKeown under her SERP upon certain termination events described in the table.

(4) Dollar amounts in columns (b) and (e) represent total COBRA payments for 18 months that would be due to Ms. McKeown under her CIC agreement, except that our obligation to make these payments will end at the maximum period for which COBRA coverage is provided by law.

(5) The dollar amount in column (h) represents amounts due to Ms. McKeown's heirs under our bank-owned life insurance program ($200,000) that provides a benefit to certain executives and our group term life insurance program ($400,000) that provides a benefit for employees generally equal to two times salary as of the date of death. Such amounts would be paid by insurance companies rather than by us. Figures do not include amounts payable under an accidental death and dismemberment policy ($400,000) that reflect a benefit available to employees generally equal to two times salary as of the date of accidental death.

(6) Represents the amount available to cover outplacement services under her CIC agreement.

(7) If severance benefits due to Ms. McKeown under her CIC agreement subject her to the federal excise tax imposed on benefits that constitute excess parachute payments under the Code, she is also entitled to be reimbursed for taxes on an after-tax basis. Ms. McKeown's severance benefits as of December 31, 2008, would not trigger an excise tax under the Code, so no gross-up payment is shown in this illustration.

Hadley S. Robbins, Executive Vice President and Chief Credit Officer

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any other Involuntary Terminations		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	$ 0	$ 475,000	$ 0	$ 0	$ 475,000	$ 0	$ 0	$ 0
Restricted Stock Vesting (2)	0	71,455	0	0	71,455	0	71,455	71,455
Stock Option Vesting (2)	0	0	0	0	0	0	0	0
SERP Benefits (3)	0	325,970	0	0	325,970	0	951,835	88,461
Health Benefits (4)	0	8,482	0	0	8,482	0	0	0
Life Insurance Proceeds (5)	0	0	0	0	0	0	600,000	0
Outplacement (6)	0	5,000	0	0	5,000	0	0	0
Tax Gross-up (Est.) (7)	0	382,149	0	0	382,149	0	0	0
Total	$ 0	$1,268,056	$ 0	$ 0	$1,268,056	$ 0	$1,623,290	$159,916

(1) Dollar amounts in columns (b) and (e) represent amounts that would be due to Mr. Robbins under his CIC agreement with us, under which, if he terminates his employment for "good reason," or if we or our successor terminate his employment other than for "cause," "disability," or death within two years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), he is entitled to a lump sum payment equal to the sum of:

- Two times his adjusted salary and average bonus; and
- Two times his deemed matching contribution under our 401(k) plan.

For purposes of calculating Mr. Robbins's severance payment under his CIC agreement, we have used the bonus paid to him in 2008 for services to our company in 2007 and not averaged it with any prior bonus since Mr. Robbins is a new employee. This result may not be required legally, but we are presenting it here to show benefits payable to Mr. Robbins had he received two annual bonuses of an equal amount. Cash payments due under Mr. Robbins's CIC agreement must be paid within 30 days of a termination event.

(2) All dollar amounts represent the value of the vesting in full of restricted stock that were not vested as of December 31, 2008, calculated by multiplying the number of shares that would vest by the Year-End Price. Mr. Robbins is entitled to vesting of all restricted stock and options, (i) with respect to termination events described in columns (b) and (e), under the terms of his CIC agreement and the 2002 Plan, and (ii) with respect to termination events described in columns (g) and (h), under the terms of the 2002 Plan. No increase in incremental value is shown relating to the vesting of options because all of his unvested options have an exercise price above the Year-End Price.

(3) Represents the incremental value of benefits that would become due to Mr. Robbins under his SERP upon certain termination events described in the table.

(4) Dollar amounts in columns (b) and (e) represent total COBRA payments for 18 months that would be due to Mr. Robbins under his CIC agreement, except that our obligation to make these payments will end at the maximum period for which COBRA coverage is provided by law.

(5) The dollar amount in column (h) represents amounts due to Mr. Robbins's heirs under our bank-owned life insurance program ($200,000) that provides a benefit to certain executives and our group term life insurance program ($400,000) that provides a benefit for employees generally equal to two times salary as of the date of death. Such amounts would be paid by insurance companies rather than by us. Figures do not include amounts payable under an accidental death and dismemberment policy ($400,000) that reflect a benefit available to employees generally equal to two times salary as of the date of accidental death.

(6) Represents the amount available to cover outplacement services under his CIC agreement.

(7) If severance benefits due to Mr. Robbins subject him to the federal excise tax imposed on benefits that constitute excess parachute payments under the Code, he is also entitled to be reimbursed for taxes on an after-tax basis. Amount shown represents the estimated gross-up payment that would be due to Mr. Robbins under the terms of his CIC agreement to cover excise taxes arising out of severance benefits shown in the table.

James D. Bygland, Executive Vice President and Chief Information Officer

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any Other Involuntary Terminations		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	$ 0	$345,000	$ 0	$ 0	$345,000	$ 0	$ 0	$ 0
Restricted Stock Vesting (2)	0	33,774	0	0	33,774	0	33,774	33,774
Stock Option Vesting (2)	0	0	0	0	0	0	0	0
SERP Benefits (3)	0	107,706	0	0	107,706	0	736,661	0
Health Benefits (4)	0	23,930	0	0	23,930	0	0	0
Life Insurance Proceeds (5)	0	0	0	0	0	0	500,000	0
Outplacement (6)	0	5,000	0	0	5,000	0	0	0
Tax Gross-up (Est.) (7))	0	0	0	0	0	0	0	0
Total	$ 0	$515,410	$ 0	$ 0	$515,410	$ 0	$1,270,435	$33,774

(1) Dollar amounts in columns (b) and (e) represent amounts that would be due to Mr. Bygland under his CIC agreement with us, under which, if he terminates his employment for "good reason," or if we or our successor terminate his employment other than for "cause," "disability," or death within two years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), he is entitled to a lump sum payment equal to the sum of:

- Two times his adjusted salary and average bonus; and
- Two times his deemed matching contribution under our 401(k) plan.

For purposes of calculating Mr. Bygland's severance payment under his CIC agreement, we have used the average of bonuses paid to him in 2007 and 2008 for services to our company in 2006 and 2007. Cash payments due under Mr. Bygland 's CIC agreement must be paid within 30 days of a termination event.

(2) All dollar amounts represent the value of the vesting in full of restricted stock that were not vested as of December 31, 2008, calculated by multiplying the number of shares that would vest by the Year-End Price. Mr. Bygland is entitled to vesting of all restricted stock and options, (i) with respect to termination events described in columns (b) and (e), under the terms of his CIC agreement and the 2002 Plan and (ii) with respect to termination events described in columns (g) and (h), under the terms of the 2002 Plan. No increase in incremental value is shown relating to the vesting of options because all of his unvested options have an exercise price above the Year-End Price.

(3) Mr. Bygland is fully vested in his SERP benefits; accordingly, he receives no incremental benefits under his SERP upon the occurrence of any of the described events, other than death.

(4) Dollar amounts in columns (b) and (e) represent total COBRA payments for 18 months that would be due to Mr. Bygland under his CIC agreement, except that our obligation to make these payments will end at the maximum period for which COBRA coverage is provided by law.

(5) The dollar amount in column (h) represents amounts due to Mr. Bygland's heirs under our bank-owned life insurance program ($200,000) that provides a benefit to certain executives and our group term life insurance program ($300,000) that provides a benefit for employees generally equal to two times salary as of the date of death. Such amounts would be paid by insurance companies rather than by us. Figures do not include amounts payable under an accidental death and dismemberment policy ($300,000) that reflect a benefit available to employees generally equal to two times salary as of the date of accidental death.

(6) Represents the amount available to cover outplacement services under his CIC agreement.

(7) If severance benefits due to Mr. Bygland subject him to the federal excise tax imposed on benefits that constitute excess parachute payments under the Code, he is also entitled to be reimbursed for taxes on an after-tax basis. Mr. Bygland's severance benefits as of December 31, 2008, would not trigger an excise tax under the Code, so no gross-up payment is shown in this illustration.

The discussion below should be read in conjunction with the preceding tables illustrating payments that would be paid to our named executive officers in the event of a hypothetical termination on December 31, 2008. Significant provisions of our agreements with our named executive officers are discussed below, including definitions relating to employment termination that determine whether our executives will be entitled to severance benefits. Because our CIC agreements with our named executive officers require termination of employment in addition to a change in control, no executive will be entitled to severance payments due to a change in control alone.

Agreement Terms Affecting Payments Due Upon A Termination of Employment Following a Change in Control. We have entered into CIC agreements with each of our named executive officers effective as of January 1, 2004, as amended, except in the case of Mr. Robbins whose agreement was entered into effective March 5, 2007. Each CIC agreement has a one-year term but provides for automatic extension for an additional year on each anniversary of the agreement, unless on or prior to September 30 of each year either we or the executive gives written notice terminating the agreement. If a "change in control" occurs, each agreement provides for an automatic extension of its term—to three years for Mr. Sznewajs and two years for each other executive.

Each of our executives is entitled to severance benefits if he or she terminates his or her employment for "good reason," or if we terminate his or her employment other than for "cause," "disability," or death within a given period following a change in control – three years for Mr. Sznewajs and two years for all other executives. Severance benefits will also be payable if an executive is terminated other than for cause, disability or death prior to a change of control and such termination occurs on or after the date a transaction is announced or should have been announced under applicable securities or other laws. "Good reason" and "cause" in each CIC agreement are defined in substantially the same manner in which those terms are defined in Mr. Sznewajs's employment agreement, as described under the subheading "Agreement Terms Affecting Payments Due to Mr. Sznewajs Following Employment Termination" below.

A "change in control" will be deemed to occur if:

- a person acquires 30 percent or more of our outstanding common stock, other than from us or in certain exempt transactions;
- directors in office at the time of each CIC agreement, including individuals elected as directors thereafter based on a nomination by our Board, cease for any reason to constitute a majority of the Board;

- we complete a merger, reorganization, or consolidation or sale of all or substantially all of our assets, unless (A) our shareholders prior to such transaction continue to own 50 percent or more of the common stock and 50 percent or more of the voting power of outstanding securities of the resulting entity, (B) no person has acquired 30 percent or more of our common stock or the combined voting power of its outstanding securities, and (C) a majority of our Board continues in office; or
- shareholders approve a liquidation.

In the event an executive's severance benefits under his or her CIC agreement are triggered, he or she will be entitled to severance benefits, including payments, as illustrated in the preceding table for each of our executives.

If any payments under a CIC agreement are determined to be subject to the federal excise tax imposed on benefits that constitute excess parachute payments under the Internal Revenue Code, the executive will be entitled to reimbursement for such taxes on an after-tax basis, again as illustrated in the preceding tables. Under certain circumstances, we may also be unable to deduct the resulting compensation expense for federal income tax purposes.

Under each CIC agreement, the executive has agreed that he or she will assist us in evaluating any proposal for a change in control and not resign his or her position until the contemplated transaction is completed or abandoned. In addition, for a period after the change in control, if we want the executive to continue employment in a position or under circumstances that qualify as "good reason," the executive will be obligated to do so, provided such continued employment is for not longer than 90 days, in a reasonably comparable position, and occurs at the then current place of employment or at such other location as is agreeable to the executive. The executive will be entitled to severance benefits upon commencement of a continued employment period.

Agreement Terms Affecting Payments Due to Mr. Sznewajs Following Employment Termination. We have entered into an employment agreement with Mr. Sznewajs that was effective beginning January 1, 2008, and continues for a three-year term, expiring on December 31, 2010. Mr. Sznewajs' employment agreement provides for severance benefits under certain circumstances as described in footnotes one and two to his table of benefits above. Whether or not Mr. Sznewajs receives benefits depends on the nature of the termination of his employment agreement.

Mr. Sznewajs will receive severance benefits unless he quits or is terminated for "cause." We may terminate Mr. Sznewajs for cause only if (x) two-thirds of the members of the Board determine that cause exists based on substantial evidence, (y) Mr. Sznewajs is given reasonable notice of the board meeting called to make that determination, and (z) Mr. Sznewajs and his legal counsel are given an opportunity to address the board meeting. We may terminate Mr. Sznewajs for "cause" if:

- He engages in dishonest or fraudulent conduct involving the Company;
- He materially breaches the confidentiality provisions of his agreement;
- He is convicted on any felony charge or on a misdemeanor reflecting upon honesty;
- His acts or failures to act materially injure the Company's reputation, business affairs, or financial condition if injury could have been reasonably avoided by Mr. Sznewajs; or
- He fails or refusals to substantially perform his duties and does not cure such failure or refusal within a reasonable period following written notice.

Mr. Sznewajs will also be entitled to severance benefits if he terminates his employment for what is called "good reason" under his agreement. He may terminate his employment for "good reason" if:

- His salary is reduced or any compensation or benefit plan benefiting Mr. Sznewajs is reduced or eliminated in a manner that does not apply generally to all similarly situated employees;
- His responsibilities or duties are diminished;
- He is relocated to a location more than 35 miles from our Lake Oswego office; or
- We materially breach Mr. Sznewajs's employment agreement and fail to cure the breach within a reasonable period following written notice by Mr. Sznewajs.

Report of the Compensation Committee

The Compensation & Personnel Committee ("Compensation Committee") discharges the responsibilities assigned to it by the Board of Directors with respect to compensation and personnel matters, including those relating to Bancorp's executive officers.

In discharging its responsibilities, the Compensation Committee:

- Reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement; and
- Based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement and furnished in the Company's annual report on Form 10-K for the year ended December 31, 2008, through its incorporation by reference from the proxy statement.

Compensation Committee Members

David Truitt (Chair), Lloyd D. Ankeny, Michael J. Bragg, Duane McDougall, Steven J. Oliva

TRANSACTIONS WITH RELATED PERSONS

Various of our directors and officers, members of their immediate families, and firms in which they have or had an interest, were customers of and had transactions with our subsidiaries during 2008 in the ordinary course of business. Similar transactions may be expected to take place in the ordinary course of business in the future. All outstanding loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not, in the opinion of management, involve more than the normal risk of collectability or present other unfavorable features. These transactions are not required to be disclosed under applicable SEC requirements for disclosure of transactions with related persons.

Bancorp has adopted written policies and procedures for the review, approval and ratification of transactions with related persons. Related persons include our directors and named executive officers. The policies require that all transactions with related persons that are required to be publicly disclosed under Item 404 of Regulation S-K of the Securities and Exchange Commission ("SEC") be either approved or ratified by a designated Board committee.

The policies require that all material facts of all transactions that require approval be reviewed and either approved or disapproved:

- ***Loan Committee Approval.*** With respect to loans and other extensions of credit, by the Loan Committee, with any members of the committee who are not independent abstaining from discussion and voting;

- ***Governance Committee Approval.*** With respect to other transactions by the Governance Committee; and

In determining whether to approve or ratify a transaction, the appropriate Board committee will take into account, among other factors determined to be appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-person under the same or similar circumstances and the extent of the related person's interest in the transaction. If advance approval of a transaction is not feasible, the transaction is considered and, if determined to be appropriate, ratified by the committee as soon as practical after its occurrence.

No director may participate in any discussion or approval of a transaction for which he or she is involved, except that the director is required to provide all material information concerning the transaction to the committee. If a transaction will be ongoing, the appropriate committee responsible for approval of the transaction may establish guidelines for our management to follow in its ongoing dealings with the related person. The policy does not require pre-approval or ratification of any transaction with another entity in which the related person's only relationship is as an employee (other than an executive officer) of the entity.

We will provide a complete written copy of the policy upon written request addressed to the Corporate Secretary at 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035.

INFORMATION CONCERNING DIRECTOR NOMINATIONS

Director Qualifications. Qualifications required of individuals for consideration as a board member will vary according to the particular areas of expertise being sought as a complement to our existing board composition at the time. Minimum qualifications do, however, include experience at a high level in business, government, or education, demonstrated leadership abilities, generalized or specific knowledge or other skills or qualities of particular value to the Board in fulfilling its responsibilities, and outstanding personal attributes such as unquestioned integrity, sound business judgment, and significant business, community or political contacts. In addition, a board candidate must have time and willingness to commit to being a productive and active member of the Board and committees of the Board on which he or she will serve. Our bylaws provide that persons who have reached the age of 72 may not stand for election. Finally, because persons nominated to stand for election as one of our directors will usually also be nominated to serve as a director of the Bank, such persons must be acceptable to our banking regulators. In general, we seek a board that includes a diversity of perspectives and a broad range of experiences and includes individuals that possess the background, skills, expertise, and commitment necessary to make a significant contribution to our company.

The Governance Committee will evaluate potential nominees by reviewing their qualifications, considering references as appropriate, conducting interviews as needed, and considering such other information as may be deemed relevant, including the needs of the Board at the time. The Governance Committee is authorized by its charter to retain a third-party search firm to assist it in identifying director candidates, but it has not done so recently.

Director Nominees. We receive suggestions for potential director nominees from a variety of sources including Board members, management representatives, advisors, and shareholders. The Governance Committee will consider nominees recommended by security holders. Nominees for election at the 2009 annual meeting of shareholders are all currently directors.

Shareholder Nominee Suggestion. It is the policy of the Governance Committee to consider shareholder recommendations concerning nominees for director. Shareholders wishing to suggest a candidate for nomination as a director by the Governance Committee should write to us at our corporate offices to the attention of the Chair of the Governance & Nominating Committee, care of the Corporate Secretary, and shall include:

- A statement that the writer is a shareholder and is proposing a candidate for consideration as a director nominee;
- Name and contact information for the candidate;
- A statement of the candidate's experience in business, government, or education and his educational background;
- Information regarding the candidate's qualifications, relationships with our customers, suppliers or competitors, and any relationship or understanding between the proposing shareholder and the candidate; and
- A statement that the candidate is willing to be considered and serve if nominated and elected.

Shareholders wishing to recommend a candidate for nomination should submit a recommendation not later than 120 days prior to the first anniversary of the date our proxy statement was released to shareholders in connection with the previous year's annual meeting. Shareholder-recommended candidates will be evaluated using the same criteria used to evaluate all potential candidates for director, except that current directors whose performance as a director has been satisfactory or better will normally be favored over new candidates.

In addition, our bylaws permit shareholders to directly nominate directors for consideration at an annual meeting of shareholders. In order to submit a nominee for consideration at an annual meeting of shareholders, a shareholder must comply with the notice provisions contained in our bylaws. Under our bylaws, a shareholder entitled to vote for the election of directors may nominate at a meeting persons for election as director only if written notice of such shareholder's intent to make a nomination is given to our Secretary, either by personal delivery or certified mail, not later than 60 days before the date of the annual meeting (provided that, if the date of a meeting is not publicly announced more than 90 days in advance, such notice must be given within 15 days after the first public disclosure of the annual meeting date).

ANNUAL REPORT TO SHAREHOLDERS

Any shareholder may obtain without charge a copy of our Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2008 including financial statements. Written requests for the Form 10-K should be addressed to Richard R. Rasmussen, Corporate Secretary of West Coast Bancorp, at 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035.

VOTING VIA THE INTERNET OR BY TELEPHONE

You may vote via the Internet at www.proxyvote.com or may vote telephonically by calling 1-800-690-6903. In either case, have either your Notice of Internet Availability of Proxy Materials or your proxy card in hand and follow the instructions. Votes submitted via the Internet or by telephone must be received by 8:59 pm (PT) on April 27, 2009 (April 24, 2009 for participants in West Coast Bancorp's 401(k) Plan), to be counted.

The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. Shareholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholder.

March 17, 2009

BY ORDER OF THE BOARD OF DIRECTORS

Richard R. Rasmussen
Executive Vice President
General Counsel and Secretary

Appendix A

AMENDMENT NO. 4 TO WEST COAST BANCORP 2002 STOCK INCENTIVE PLAN

This AMENDMENT NO. 4 (the "Amendment") to the WEST COAST BANCORP 2002 STOCK INCENTIVE PLAN (the "Plan") is adopted effective March 10, 2009, by the Board of Directors of West Coast Bancorp, an Oregon corporation (the "Company"), subject to approval by the Company's shareholders at the Company's 2009 annual meeting of shareholders.

1. Pursuant to the provisions of Section 10 of the Plan, the Plan is amended as follows:

(a) Section 1(t) is amended to provide as follows:

"Performance Goals" means the performance goals established by the Committee in connection with the grant of Restricted Stock. In the case of Qualified Performance-Based Awards, (i) such goals shall be based on the attainment of specified levels of one or more of the following measures: stock price, earnings, earnings per share, return on equity, return on assets, asset quality, net interest margin, loan portfolio growth, efficiency ratio, deposit portfolio growth, and liquidity, and (ii) such Performance Goals shall be set by the Committee within the time period prescribed by Section 162(m) of the Code and related regulations."

(b) Section 2 is amended by adding the following after Section 2(g):

"Notwithstanding the foregoing, except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Stock Options and stock appreciation rights and outstanding Stock Options or stock appreciation rights may not be amended to reduce the exercise price of the Stock Options or stock appreciations rights and outstanding Stock Options or stock appreciations rights may not be cancelled in exchange for cash or Awards with an exercise price that is less than the exercise price of the cancelled Stock Options or stock appreciation rights."

(c) Section 3 is amended by replacing the first two sentences with the Following three sentences:

"The maximum number of shares of Common Stock that may be delivered to participants and their beneficiaries under the Plan shall be 2,140,000. No more than 488,000 shares may be issued as Restricted Stock or be based upon the Common Stock pursuant to Section 8 of the

Plan. The maximum aggregate number of shares of Common Stock that may be issued pursuant to Incentive Stock Options is 1,800,000."

(d) Section 5(o) is amended to provide as follows:

"*(o) Dividends and Dividend Equivalents.* Dividends and dividend equivalents may not be paid or accrued on Stock Options."

2. Except as amended hereby, all the terms and conditions of the Plan will remain in full force and effect.

WEST COAST BANCORP
2002 STOCK INCENTIVE PLAN
(As adopted by the Board of Directors March 10, 2009,
subject to shareholder approval)

SECTION 1. Purpose; Definitions

The purpose of the Plan is to give the Company a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide the Company and its Subsidiaries and Affiliates with a stock plan providing incentives for future performance of services directly linked to the profitability of the Company's businesses and increases in Company shareholder value.

For purposes of the Plan, the following terms are defined as set forth below:

(a) *"Affiliate"* means a corporation or other entity controlled by, controlling or under common control with the Company.

(b) *"Award"* means a Stock Option, Restricted Stock, or other stock-based award.

(c) *"Board"* means the Board of Directors of the Company.

(d) *"Cause"* means, unless otherwise provided by the Committee, (1) "Cause" as defined in any Individual Agreement to which the participant is a party, or (2) if there is no such Individual Agreement or if it does not define Cause: (A) conviction of the participant for committing a felony under federal law or the law of the state in which such action occurred, (B) willful and deliberate failure on the part of the participant to perform his or her employment duties in any material respect, or (C) prior to a Change in Control, such other events as shall be determined by the Committee.

(e) *"Change in Control"* and *"Change in Control Price"* have the meanings set forth in Sections 9(b) and (c), respectively.

(f) *"Code"* means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(g) *"Commission"* means the Securities and Exchange Commission or any successor agency.

(h) *"Committee"* means the Committee referred to in Section 2.

(i) *"Common Stock"* means common stock, no par value per share, of the Company.

(j) *"Company"* means West Coast Bancorp, an Oregon corporation.

(k) *"Covered Employee"* means a participant designated prior to the grant of Restricted Stock by the Committee who is or may be a "covered employee" within the meaning of Section 162(m)(3) of the Code in the year in which the Company is expected to be entitled to a federal income tax deduction with respect to the Award.

(l) *"Disability"* means, unless otherwise provided by the Committee, (1) "Disability" as defined in any Individual Agreement to which the participant is a party, or (2) if there is no such Individual Agreement or it does not define "Disability," permanent and total disability as determined under the Company's Long-Term Disability Plan applicable to the participant.

(m) *"Eligible Individuals"* mean directors, officers, employees and consultants of the Company or any of its Subsidiaries or Affiliates, and prospective employees and consultants who have accepted offers of employment or consultancy from the Company or its Subsidiaries or Affiliates, who are or will be responsible for or contribute to the management, growth or profitability of the business of the Company, or its Subsidiaries or Affiliates.

(n) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(o) *"Fair Market Value"* means, except as otherwise provided by the Committee, as of any given date, the closing reported sales price on such date (or, if there are no reported sales on such date, on the last date prior to such date on which there were sales) of the Common Stock on the New York Stock Exchange Composite Tape or, if not listed on such exchange, on any other national securities exchange on which the Common Stock is listed or on NASDAQ. If there is no regular public trading market for such Common Stock, the Fair Market Value of the Common Stock shall be determined by the Committee in good faith.

(p) *"Incentive Stock Option"* means any Stock Option designated as, and qualified as, an "incentive stock option" within the meaning of Section 422 of the Code.

(q) *"Individual Agreement"* means an employment, consulting or similar agreement between a participant and the Company or one of its Subsidiaries or Affiliates, and, after a Change in Control, a change in control or salary continuation agreement between a participant and the Company or one of its Subsidiaries or Affiliates. If a participant is party to both an employment agreement and a change in control or salary continuation agreement, the employment agreement shall be the relevant "Individual Agreement" prior to a Change in Control, and, the change in control or salary continuation agreement shall be the relevant "Individual Agreement" after a Change in Control.

(r) *"NonQualified Stock Option"* means any Stock Option that is not an Incentive Stock Option.

(s) *"Qualified Performance-Based Award"* means an Award of Restricted Stock designated as such by the Committee at the time of grant, based upon a determination that (i) the recipient is or may be a "covered employee" within the meaning of Section 162(m)(3) of the Code in the year in which the Company would expect to be able to claim a tax deduction with respect to such Restricted Stock, and (ii) the Committee wishes such Award to qualify for the Section 162(m) Exemption.

(t) *"Performance Goals"* means the performance goals established by the Committee in connection with the grant of Restricted Stock. In the case of Qualified Performance-Based Awards, (i) such goals shall be based on the attainment of specified levels of one or more of the following measures: stock price, earnings, earnings per share, return on equity, return on assets, asset quality, net interest margin, loan portfolio growth, efficiency ratio, deposit portfolio growth, and liquidity, and (ii) such Performance Goals shall be set by the

Committee within the time period prescribed by Section 162(m) of the Code and related regulations.

(u) *"Plan"* means the West Coast Bancorp 2002 Stock Incentive Plan, as set forth herein and as hereinafter amended from time to time.

(v) *"Restricted Stock"* means an Award granted under Section 6.

(w) *"Restricted Stock Agreement"* has the meaning set forth in Section 6(c)(vi) of the Plan.

(x) *"Retirement"* means, except as otherwise provided by the Committee, retirement from active employment with the Company, a Subsidiary or Affiliate at or after the attainment of age 55 and with five years or more of employment service with the Company, a Subsidiary or Affiliate.

(y) *"Rule 16b-3"* means Rule 16b-3, as promulgated by the Commission under Section 16(b) of the Exchange Act, as amended from time to time.

(z) *"Section 162(m) Exemption"* means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

(aa) *"Stock Option"* means an Award granted under Section 5.

(bb) *"Subsidiary"* means any corporation, partnership, joint venture or other entity during any period in which at least a 50 percent voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

(cc) *"Termination of Employment"* means the termination of the participant's employment with, or performance of services for, the Company and any of its Subsidiaries or Affiliates. A participant employed by, or performing services for, a Subsidiary or an Affiliate shall also be deemed to incur a Termination of Employment if the Subsidiary or Affiliate ceases to be such a Subsidiary or an Affiliate, as the case may be, and the participant does not immediately thereafter become an employee of, or service-provider for, the Company or another Subsidiary or Affiliate. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered Terminations of Employment.

In addition, certain other terms used herein have definitions given to them in the first place in which they are used.

SECTION 2. Administration

The Plan shall be administered by the Board directly, or if the Board elects, by the Compensation and Personnel Committee or such other committee of the Board as the Board may from time to time designate, which committee shall be composed of not less than two directors, and shall be appointed by and serve at the pleasure of the Board. Notwithstanding the foregoing or any other provision of the Plan to the contrary, all Performance Goals will be established and administered and all Qualified Performance-Board Awards will be granted to any "covered employee" within the meaning of Section 162(m)(3) of the Code, only by either (a) the Board as a whole in a proceeding in which all members of the Board who are or may be "covered employees" recuse themselves from consideration and approval of such goals or Awards, or (b) a duly authorized committee consisting of two or more "outside directors" as that term is defined in Section 162(m) of the Code. All references in the Plan to the "Committee" refer to the Board as a whole, unless a separate committee has been designated or authorized consistent with the foregoing.

The Committee shall have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals.

Among other things, the Committee shall have the authority, subject to the terms of the Plan:

(a) To select the Eligible Individuals to whom Awards may from time to time be granted;

(b) To determine whether and to what extent Incentive Stock Options, NonQualified Stock Options and Restricted Stock or any combination thereof are to be granted hereunder;

(c) To determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(d) To determine the terms and conditions of any Award granted hereunder (including, but not limited to, the option price (subject to Section 5(a)), any vesting condition, restriction or limitation (which may be related to the performance of the participant, the Company or any Subsidiary or Affiliate) and any vesting acceleration or forfeiture waiver regarding any Award and the shares of Common Stock relating thereto, based on such factors as the Committee shall determine;

(e) To modify, amend or adjust the terms and conditions of any Award (subject to Sections 5(a) and 5(b)), at any time or from time to time, including but not limited to Performance Goals; provided, however, that the Committee may not adjust upwards the amount payable with respect to any Qualified Performance-Based Award;

(f) To determine to what extent and under what circumstances Common Stock and other amounts payable with respect to an Award shall be deferred; and

(g) To determine under what circumstances an Award may be settled in cash or Common Stock under Section 5(d).

The Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable, to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto) and to otherwise supervise the administration of the Plan.

The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the applicable rules of a stock exchange, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

Any determination made by the Committee or pursuant to delegated authority pursuant to the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee or any appropriately delegated officer pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Plan participants.

Any authority granted to the Committee may also be exercised by the full Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Exchange Act or cause an Award designated as a Qualified Performance-Based Award not to qualify for, or to cease to qualify for, the Section 162(m) Exemption. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

Notwithstanding the foregoing, except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Stock Options and stock appreciation rights may not be amended to reduce the exercise price of the Stock Options or stock appreciation rights and outstanding Stock Options or stock appreciation rights may not be cancelled in exchange for cash, Stock Options, stock appreciation rights or other Awards with an exercise price that is less than the exercise price of the cancelled Stock Options or stock appreciation rights.

SECTION 3. Common Stock Subject to Plan

The maximum number of shares of Common Stock that may be delivered to participants and their beneficiaries under the Plan shall be 2,140,000. No more than 488,000 shares may be issued as Restricted Stock or be based upon the Common Stock pursuant to Section 8 of the Plan. The maximum aggregate number of shares of Common Stock that may be issued pursuant to Incentive Stock Options is 1,800,000. No participant may be granted Stock Options covering in excess of 300,000 shares of Common Stock in any fiscal year of the Company. Shares subject to an Award under the Plan may be authorized and unissued shares. No further awards will be granted under the Company's 1999 Stock Option Plan, 2000 Restricted Stock Plan and Amended and Restated 1995 Director Stock Option Plan.

If any Award is forfeited, or if any Stock Option terminates, expires or lapses without being exercised, the shares of Common Stock subject to such Awards shall again be available for distribution in connection with Awards under the Plan.

In the event of a stock split (including a reverse stock split), a dividend or distribution paid in Common Stock, or a recapitalization of or affecting Common Stock, the aggregate number and kind of shares reserved for issuance under the Plan, the maximum limitation upon the number of shares that may be issued as Restricted Stock or subject to Stock Options to be granted to a single participant in any fiscal year under the Plan, the number, kind, and option price per share subject to each outstanding Stock Option, and the number and kind of shares subject to other Awards granted under the Plan, will automatically be adjusted proportionately, or substituted, to reflect the effect of such stock split, distribution paid in Common Stock, or recapitalization.

In the event of any merger or consolidation, separation (including a spin off), a reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code), any partial or complete liquidation, or any other change in corporate capitalization not specifically addressed above, the Committee or Board may make such adjustments or substitution in the aggregate number and kind of shares reserved for issuance under the Plan, the maximum limitation upon the number of shares that may be issued as Restricted Stock or subject to Stock Options to be granted to a single participant under the Plan, in the number, kind, and option price per share subject to outstanding Stock Options, in the number and kind of shares subject to other outstanding Awards under the Plan and/or such other equitable adjustments or substitutions as it may determine to be appropriate in its sole discretion.

Notwithstanding the foregoing, the number of shares subject to any Award shall always be a whole number which shall be obtained by rounding all calculations up to the nearest whole share.

SECTION 4. Eligibility

Awards may be granted under the Plan to Eligible Individuals.

SECTION 5. Stock Options

Stock Options may be granted alone or in addition to other Awards granted under the Plan and may be of two types: Incentive Stock Options and NonQualified Stock Options. Any Stock Option granted under the Plan shall be in such form as the Committee may from time to time approve.

The Committee shall have the authority to grant any optionee Incentive Stock Options, NonQualified Stock Options or both types of Stock Options; *provided, however,* that grants hereunder are subject to the aggregate limit on grants to individual participants set forth in Section 3. Incentive Stock Options may be granted only to employees of the Company and its subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code). To the extent that any Stock Option is not designated as an Incentive Stock Option or even if so designated does not qualify as an Incentive Stock Option on or subsequent to its grant date, it shall constitute a NonQualified Stock Option.

Stock Options shall be evidenced by option agreements, the terms and provisions of which may differ. An option agreement shall indicate on its face whether it is intended to be an agreement for an Incentive Stock Option or a NonQualified Stock Option. The grant of a Stock Option shall occur on the date the Committee by resolution selects an Eligible Individual to receive a grant of a Stock Option, determines the number of shares of Common Stock to be subject to such Stock Option to be granted to such Eligible Individual and specifies the terms and provisions of the Stock Option. The Company shall notify an Eligible Individual of any grant of a Stock Option, and a written option agreement or agreements shall be duly executed and delivered by the Company to the participant. Such agreement or agreements shall become effective upon execution by the Company and the participant.

Stock Options granted under the Plan shall be subject to the following terms and conditions and shall contain such additional terms and conditions as the Committee shall deem desirable:

(a) *Option Price.* The option price per share of Common Stock purchasable under a Stock Option shall be determined by the Committee and set forth in the option agreement, and shall not be less than the Fair Market Value of the Common Stock subject to the Stock Option on the date of grant.

(b) *Option Term.* The term of each Stock Option shall be fixed by the Committee, but no Stock Option shall be exercisable more than 10 years after the date the Stock Option is granted.

(c) *Exercisability.* Except as otherwise provided herein, Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee. If the Committee provides that any Stock Option is exercisable only in installments, the Committee may at any time waive such installment exercise provisions, in whole or in part, based on such factors as the Committee may determine. In addition, the Committee may at any time accelerate the exercisability of any Stock Option.

(d) *Method of Exercise.* Subject to the provisions of this Section 5, Stock Options may be exercised, in whole or in part, at any time during the option term by giving written notice of exercise to the Company specifying the number of shares of Common Stock subject to the Stock Option to be purchased.

Such notice shall be accompanied by payment in full of the purchase price by certified or bank check or such other instrument as the Company may accept. If approved by the Committee, payment, in full or in part, may also be made in the form of unrestricted Common Stock (by delivery of such shares or by attestation) already owned by the optionee of the same class as the Common Stock subject to the Stock Option (based on the Fair Market Value of the Common Stock on the date the Stock Option is exercised); *provided, however,* that, in the case of an Incentive Stock Option, the right to make a payment in the form of already owned shares of Common Stock of the same class as the Common Stock subject to the Stock Option may be authorized only at the time the Stock Option is granted.

If approved by the Committee, payment in full or in part may also be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds necessary to pay the purchase price, and, if requested, by the amount of any federal, state, local or foreign withholding taxes. To facilitate the foregoing, the Company may enter into agreements for coordinated procedures with one or more brokerage firms.

In addition, if approved by the Committee, payment in full or in part may also be made by instructing the Company to withhold a number of such shares having a Fair Market Value on the date of exercise equal to the aggregate exercise price of such Stock Option. The Committee may also provide for Company loans to be made for purposes of the exercise of Stock Options.

No shares of Common Stock shall be issued until full payment therefor has been made. Except as otherwise provided in Section 5(o) below, an optionee shall have all of the rights of a shareholder of the Company holding the class or series of Common Stock that is subject to such Stock Option (including, if applicable, the right to vote the shares and the right to receive dividends), when the optionee has given written notice of exercise, has paid in full for such shares and, if requested, has given the representation described in Section 12(a).

(e) *Nontransferability of Stock Options*. No Stock Option shall be transferable by the optionee other than (i) by will or by the laws of descent and distribution; or (ii) in the case of a NonQualified Stock Option, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such optionee's immediate family (as defined by the Committee), whether directly or indirectly or by means of a trust or partnership or otherwise. All Stock Options shall be exercisable, subject to the terms of this Plan, only by the optionee, the guardian or legal representative of the optionee, or any person to whom such option is transferred pursuant to this paragraph, it being understood that the term "holder" and "optionee" include such guardian, legal representative and other transferee.

(f) *Termination by Reason of Death*. Unless otherwise determined by the Committee, if an optionee incurs a Termination of Employment by reason of death, any Stock Option held by such optionee shall immediately vest in full and may thereafter be exercised until the expiration of the stated term of such Stock Option. In the event of Termination of Employment by reason of death, if an Incentive Stock Option is exercised after the expiration of the post-termination exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a NonQualified Stock Option.

(g) *Termination by Reason of Disability*. Unless otherwise determined by the Committee, if an optionee incurs a Termination of Employment by reason of Disability, any Stock Option held by such optionee shall immediately vest in full and may thereafter be exercised until the expiration of the stated term of such Stock Option. In the event of Termination of Employment by reason of Disability, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a NonQualified Stock Option.

(h) *Termination by Reason of Retirement*. Unless otherwise determined by the Committee, if an optionee incurs a Termination of Employment by reason of Retirement, any Stock Option held by such optionee shall immediately vest in full and may thereafter be exercised until the expiration of the stated term of such Stock Option. In the event of Termination of Employment by reason of Retirement, if an Incentive Stock Option is exercised after the expiration of the post-termination exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a NonQualified Stock Option.

(i) *Termination by the Company for Cause*. Unless otherwise determined by the Committee, if an optionee incurs a Termination of Employment for Cause, all Stock Options held by such optionee, whether vested or unvested, shall thereupon terminate.

(j) *Other Termination*. Unless otherwise determined by the Committee, if an optionee incurs a Termination of Employment for any reason other than death, Disability, or Retirement, or for Cause, and except as set forth in Section 5(i) above, any Stock Option held by such optionee, to the extent it was then exercisable at the time of termination, or on such accelerated basis as the Committee may determine, may be exercised for the lesser of three months from the date of such Termination of Employment or the balance of such Stock Option's stated term; *provided, however,* that if the optionee dies within such three-month period, any unexercised Stock Option held by such optionee shall, notwithstanding the expiration of such three-month period, continue to be exercisable to the extent to which it was exercisable at the time of death for a period of 12 months from the date of such death or until the expiration of the

stated term of such Stock Option, whichever period is the shorter. If an Incentive Stock Option is exercised after the expiration of the post-termination exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a NonQualified Stock Option.

(k) *Additional Rules for Incentive Stock Options.* Notwithstanding anything contained herein to the contrary, no Stock Option which is intended to qualify as an Incentive Stock Option may be granted to any Eligible Employee who at the time of such grant owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or of any Subsidiary, unless at the time such Stock Option is granted the option price is at least 110 percent of the Fair Market Value of a share of Common Stock and such Stock Option by its terms is not exercisable after the expiration of five years from the date such Stock Option is granted. In addition, the aggregate Fair Market Value of the Common Stock (determined at the time a Stock Option for the Common Stock is granted) for which Incentive Stock Options are exercisable for the first time by an optionee during any calendar year, under all of the incentive stock option plans of the Company and of any Subsidiary, may not exceed $100,000. To the extent a Stock Option that by its terms was intended to be an Incentive Stock Option exceeds this $100,000 limit, the portion of the Stock Option in excess of such limit shall be treated as a NonQualified Stock Option.

(l) *Cashing Out of Stock Option.* On receipt of written notice of exercise, the Committee may elect to cash out all or part of the portion of the shares of Common Stock for which a Stock Option is being exercised by paying the optionee an amount, in cash or Common Stock, equal to the excess of the Fair Market Value of the Common Stock over the option price times the number of shares of Common Stock for which the Option is being exercised on the effective date of such cash-out.

(m) *Certain Terminations Prior to a Change in Control.* Unless otherwise determined by the Committee, notwithstanding any other provision of this Plan to the contrary, in the event an optionee incurs a Termination of Employment by the Company other than for Cause at any time after the Company executes an agreement that provides for a transaction that if consummated would constitute a Change in Control, but before the actual occurrence of such Change in Control, and, thereafter, such Change in Control actually occurs, then, upon such Change in Control, any Stock Option held by such optionee prior to such Termination of Employment shall immediately vest in full and may thereafter be exercised by the optionee until expiration of the stated term of such Stock Option. If an Incentive Stock Option is exercised after the expiration of the post-termination exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a NonQualified Stock Option.

(n) *Change in Control Cash-Out.* If the Committee shall determine at the time of grant of an Option or thereafter, then, notwithstanding any other provision of the Plan, during the 60-day period from and after a Change in Control (the "Exercise Period"), an optionee shall have the right, whether or not the Stock Option is fully exercisable and in lieu of the payment of the option price for the shares of Common Stock being purchased under the Stock Option and by giving notice to the Company, to elect (within the Exercise Period) to surrender all or part of the Stock Option to the Company and to receive cash, within 30 days of such election, in an amount equal to the amount by which the Change in Control Price per share of Common Stock on the date of such election shall exceed the exercise price per share of Common Stock under the Stock Option (the "Spread") multiplied by the number of shares of Common Stock granted under the Stock Option as to which the right granted under this Section 5(n) shall have been exercised.

(o) *Dividends and Dividend Equivalents*. Dividends and dividend equivalents may not be paid or accrued on Stock Options.

SECTION 6. Restricted Stock

(a) *Administration*. Shares of Restricted Stock may be awarded either alone or in addition to other Awards granted under the Plan. The Committee shall determine the Eligible Individuals to whom and the time or times at which grants of Restricted Stock will be awarded, the number of shares to be awarded to any Eligible Individual, the conditions for vesting, the time or times within which such Awards may be subject to forfeiture and any other terms and conditions of the Awards, in addition to those contained in Section 6(c).

(b) *Awards and Certificates*. Shares of Restricted Stock shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates. Any certificate issued in respect of shares of Restricted Stock shall be registered in the name of such participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

> "The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the West Coast Bancorp 2002 Stock Incentive Plan and a Restricted Stock Agreement. Copies of such Plan and Agreement are on file at the offices of West Coast Bancorp, 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035."

The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

(c) *Terms and Conditions*. Shares of Restricted Stock shall be subject to the following terms and conditions:

(i) The Committee may, prior to or at the time of grant, designate an Award of Restricted Stock as a Qualified Performance-Based Award, in which event it shall condition the grant or vesting, as applicable, of such Restricted Stock upon the attainment of Performance Goals. If the Committee does not designate an Award of Restricted Stock as a Qualified Performance-Based Award, it may also condition the grant or vesting thereof upon the attainment of Performance Goals. Regardless of whether an Award of Restricted Stock is a Qualified Performance-Based Award, the Committee may also condition the grant or vesting thereof upon the continued service of the participant. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient. The Committee may at any time, in its sole discretion, accelerate or waive, in whole or in part, any of the foregoing restrictions (other than, in the case of Restricted Stock which is a Qualified Performance-Based Award, satisfaction of the applicable Performance Goals, unless the participant's employment is terminated by reason of death or Disability). No more than 113,322 shares of Common Stock may be subject to Qualified Performance-Based Awards granted to any participant during the term of the Plan.

(ii) Subject to the provisions of the Plan and the Restricted Stock Agreement referred to in Section 6(c)(vi), during the period, if any, set by the Committee, commencing with the date of such Award for which such participant's continued service is required (the "Restriction Period"), and until the later of (i) the expiration of the Restriction Period and (ii) the date the applicable Performance Goals (if any) are satisfied, the participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber shares of Restricted Stock; *provided* that the foregoing shall not prevent a participant from pledging Restricted Stock as security for a loan, the sole purpose of which is to provide funds to pay the option price for Stock Options.

(iii) Except as provided in this paragraph (iii) and Sections 6(c)(i) and 6(c)(ii) and the Restricted Stock Agreement, the participant shall have, with respect to the shares of Restricted Stock, all of the rights of a stockholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the shares and the right to receive any dividends. If so determined by the Committee in the applicable Restricted Stock Agreement and subject to Section 12(e) of the Plan, (A) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall be automatically deferred and reinvested in additional Restricted Stock, and shall, as determined by the Committee, either be (i) held subject to the vesting of the underlying Restricted Stock, or held subject to meeting Performance Goals applicable only to dividends, or (ii) distributed in full or in part without regard to the vested status of the underlying Restricted Stock and (B) dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid, and shall, as determined by the Committee, be either (i) held subject to the vesting of the underlying Restricted Stock, or held subject to meeting Performance Goals applicable only to dividends, or (ii) distributed in full or in part without regard to the vested status of the underlying Restricted Stock.

(iv) Except to the extent otherwise provided in the applicable Restricted Stock Agreement or Section 6(c)(i), 6(c)(ii), 6(c)(v), 6(d) or 9(a)(ii), upon a participant's Termination of Employment for any reason during the Restriction Period or before the applicable Performance Goals are satisfied, all shares still subject to restriction shall be forfeited by the participant; *provided, however*, that the Committee shall have the discretion to waive, in whole or in part, any or all remaining restrictions (other than, in the case of Restricted Stock which is a Qualified Performance-Based Award, satisfaction of the applicable Performance Goals, unless the participant's employment is terminated by reason of death or Disability) with respect to any or all of such participant's shares of Restricted Stock.

(v) If and when any applicable Performance Goals are satisfied and the Restriction Period expires without a prior forfeiture of the Restricted Stock, unlegended certificates for such shares shall be delivered to the participant upon surrender of the legended certificates.

(vi) Each Award shall be confirmed by, and be subject to, the terms of a Restricted Stock Agreement.

(d) Termination of Employment due to Death or Disability. Unless otherwise determined by the Committee, upon a participant's Termination of Employment by reason of death or Disability, the restrictions, including any Performance Goals, and deferral limitations

applicable to any Restricted Stock shall lapse (with respect to Performance Goals, be deemed earned in full), and such Restricted Stock shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant.

SECTION 7. [Intentionally Left Blank]

SECTION 8. Other Stock-Based Awards

Other Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon, Common Stock, including (without limitation) dividend equivalents and convertible debentures, may be granted either alone or in conjunction with other Awards granted under the Plan.

SECTION 9. Change in Control Provisions

(a) Impact of Event. Notwithstanding any other provision of this Plan to the contrary, in the event a recipient of an Award incurs a Termination of Employment by the Company or a successor other than for Cause during the 24-month period following a Change in Control:

(i) Any Stock Options held by an optionee which are not then exercisable and vested, shall become fully exercisable and vested to the full extent of the original grant, and all Stock Options shall be exercisable until expiration of the stated term of such Stock Options.

(ii) The restrictions, including any Performance Goals, and deferral limitations applicable to any Restricted Stock shall lapse (with respect to Performance Goals, be deemed earned in full), and such Restricted Stock shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant.

(iii) The Committee may also make additional adjustments and/or settlements of outstanding Awards as it deems appropriate and consistent with the Plan's purposes.

(b) Definition of Change in Control. For purposes of the Plan, a "Change in Control" shall mean the happening of any of the following events:

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30 percent or more of either (1) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change of Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (iii) of this Section 9(b); or

(ii) Individuals who, as of the effective date of the Plan, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the effective date of the Plan whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case, unless, following such Business Combination, (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50 percent of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 30 percent or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(c) Change in Control Price. For purposes of the Plan, "Change in Control Price" means the higher of (i) the highest reported sales price, regular way, of a share of Common Stock in any transaction reported on the New York Stock Exchange Composite Tape or other national exchange on which such shares are listed or on NASDAQ during the 60-day period prior to and including the date of a Change in Control or (ii) if the Change in Control is the result of a tender or exchange offer or a Business Combination, the highest price per share of Common Stock paid in such tender or exchange offer or Business Combination; *provided, however,* that in the case of Incentive Stock Options, the Change in Control Price shall be in all cases the Fair Market Value of the Common Stock on the date such Incentive Stock Option is exercised. To the extent that the consideration paid in any such transaction described above consists all or in part of securities or other noncash consideration, the value of such securities or other noncash consideration shall be determined in the sole discretion of the Board.

SECTION 10. Term, Amendment and Termination

The Plan will terminate on the tenth anniversary of the effective date of the Plan. Under the Plan, Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan.

The Board may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially and adversely impair the rights of an optionee under a Stock Option or a recipient of a Restricted Stock Award or other stock-based Award theretofore granted without the optionee's or recipient's consent, except such an amendment made to comply with applicable law, stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by applicable law or stock exchange rules.

The Committee may amend the terms of any Stock Option or other Award theretofore granted, prospectively or retroactively, but no such amendment shall materially and adversely impair the rights of any holder without the holder's consent, except such an amendment made to cause the Plan or Award to comply with applicable law, stock exchange rules or accounting rules.

Subject to the above provisions, the Board shall have authority to amend the Plan to take into account changes in law and tax and accounting rules as well as other developments, and to grant Awards which qualify for beneficial treatment under such rules without stockholder approval.

SECTION 11. Unfunded Status of Plan

It is presently intended that the Plan constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; *provided, however,* that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

SECTION 12. General Provisions

(a) The Committee may require each person purchasing or receiving shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to the distribution thereof. The certificates for such shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer.

Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for shares of Common Stock under the Plan prior to fulfillment of all of the following conditions:

(i) Listing or approval for listing upon notice of issuance, of such shares on the New York Stock Exchange, Inc., or such other securities exchange as may at the time be the principal market for the Common Stock;

(ii) Any registration or other qualification of such shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and

(iii) Obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

(b) Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

(c) The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment of any employee at any time.

(d) No later than the date as of which an amount first becomes includible in the gross income of the participant for federal income tax purposes with respect to any Award under the Plan, the participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

(e) Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment shall only be permissible if sufficient shares of Common Stock are available under Section 3 for such reinvestment (taking into account then outstanding Stock Options and other Awards).

(f) The Committee shall establish such procedures as it deems appropriate for a participant to designate a beneficiary to whom any amounts payable in the event of the participant's death are to be paid or by whom any rights of the participant, after the participant's death, may be exercised.

(g) In the case of a grant of an Award to any employee of a Subsidiary of the Company, the Company may, if the Committee so directs, issue or transfer the shares of Common Stock, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary will transfer the shares of Common Stock to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All shares of Common Stock underlying Awards that are forfeited or canceled should revert to the Company.

(h) The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Oregon, without reference to principles of conflict of laws.

(i) Except as otherwise provided in Section 5(e) by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution.

SECTION 13. Effective Date of Plan

The Plan shall be effective as of the date it is adopted by the Board, subject to approval of the Plan by the affirmative vote of a majority of the votes cast with respect to the plan at a meeting of stockholders.

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WEST COAST
BANCORP

West Coast Bancorp
5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035

Telephone (503) 598-3241
Fax (503) 684-0781

wcb.com
NASDAQ: WCBO